2025 Annual Report



Financial Highlights

($ in millions, except per share amounts or as otherwise indicated.)

GAAP	2025	2024	Change[1]
Total Revenues	$3,291.7	$3,089.1	6.6%
Net Income from Continuing Operations	$751.2	$720.1	4.3%
Net Earnings Per Diluted Share from Continuing Operations	$22.91	$20.99	9.1%
Weighted Average Shares Used to Calculate Diluted EPS[2]	32.7	34.2	-4.4%
Stockholders' Equity	$2,445.9	$2,259.0	8.3%
Book Value Per Share	$76.89	$67.70	13.6%
Common Shares Repurchased	$450.0	$425.0	5.9%
End of Period Share Count[3]	31.8	33.4	-4.7%
Cash Dividends Declared Per Common Share	$4.16	$3.30	26.1%
Market Price Per Share at Year End	$258.36	$271.42	-4.8%
Total Stockholder Return	-3.3%	33.6%	nm
Debt-to-Capital[4]	19.6%	20.8%	nm

Operating[5]	2025	2024	Change[1]
Adjusted Operating Revenues	$3,292.0	$3,035.9	8.4%
Adjusted Net Operating Income	$751.4	$680.9	10.4%
Diluted Adjusted Operating Income Per Share	$22.92	$19.84	15.5%
Adjusted Net Operating Income Return on Adjusted Stockholders' Equity	33.1%	31.2%	nm
Capital Return[6]	79%	80%	nm

1. Certain variances are noted as "nm" to indicate not meaningful. **2.** Number is used as the denominator in the calculation for both net earnings per diluted share from continuing operations and diluted adjusted operating income per share. **3.** Share count reflects outstanding common shares and excludes restricted stock units (RSUs). **4.** Debt-to-capital (excluding accumulated other comprehensive income) is that of the parent company only. Capital in the debt-to-capital ratio includes stockholders' equity and the note payable. **5.** A reconciliation of GAAP results to operating results can be found on our website at https://investors.primerica.com. **6.** Capital Return is dividends plus common stock repurchases (including withholdings on employee stock compensation vestings) divided by adjusted net operating income.

Front Cover: More than 2,800 employees serve Primerica's 151,500+ life licensed sales force, supporting them in providing education and financial solutions to middle-income families.

A Message from the CEO



Dear Fellow Stockholders,

Since our founding, Primerica has remained committed to empowering families on their path to financial independence. In 2025, that purpose continued to guide our actions as we navigated a year in which cost-of-living pressures made trusted financial advice even more essential. Against that backdrop, we delivered excellent financial results and generated strong, consistent cash flows to support long-term value for our stockholders.

Our competitive advantage is rooted in the attractiveness of our entrepreneurial business opportunity, which gives individuals the ability to build meaningful businesses and make a real difference in the lives of the families they serve.

Our independent sales force totaled more than 151,500 life-licensed representatives on December 31, 2025. Our focus on serving middle-income families translated into providing $112 billion in new term life insurance coverage in 2025 while we helped clients invest a record $15 billion toward a stronger financial future.

Compared to fiscal 2024, these accomplishments led to 10% growth in adjusted net operating income, a 16% increase in diluted adjusted operating income per share and an improvement in our return on adjusted operating equity ("ROAE") of 200 basis points to 33.1%, reflecting the strength of our business model. As a result, we returned 79% of adjusted net operating income to stockholders.

A Distribution Model Built to Last

During 2025, subdued recruiting and licensing activity reflected a more cautious economic backdrop, while softer demand for new term life insurance was driven by middle-income households trying to balance competing financial priorities. In contrast, strong equity market conditions, combined with the transition of Baby Boomers into retirement and the wide range of investment options on our platform, drove increased client demand for our investment solutions.

Both of our major business lines are well positioned for growth. Our term life insurance products play a critical role in protecting families against the unexpected loss of a loved one, while our investment and savings products help prepare families for the future, supporting continued healthy net inflows as clients prioritize retirement focused investment solutions. The complementary nature of our business segments provides a durable foundation for our financial strength and earnings stability, giving us confidence as we look ahead.

Our business model has proven resilient over time, and we are in a good position to deliver sustainable long-term growth. We remain committed to supporting our representatives with the tools, training and resources needed to help them thrive. In a market that continues to evolve, the strength of our distribution model positions Primerica to expand our reach, enhance the client experience and create opportunities for our representatives for years to come.

Size of Life Insurance Licensed Sales Force at Year End



Year	Size
2021	129,515
2022	135,208
2023	141,572
2024	151,611
2025	151,524

100,000

Primerica Representatives Fremont and Kimberly Greene of Houston, TX are part of Primerica's mission to do what's right for families and make a positive impact on the community.

Promoting Financial Independence

In 2025, Primerica's sales force continued to make a tangible difference for middle-income families. We insured over 5.5 million lives at year-end, reaching $968 billion of term life protection in force, a testament to the effectiveness of our model and the dedication of our representatives. We are excited to be approaching an important milestone of $1 trillion of in-force life protection for our clients. Primerica continues to provide families with critical support during challenging times, paying $1.8 billion in death claims in 2025 and helping ease financial burdens when it mattered most.

At the same time, retirement savings and demographic tailwinds supported our representatives' efforts as they guided clients toward their long-term financial goals, ending the year with approximately 3.1 million client investment accounts and bringing total client assets to a record $129 billion as of December 31, 2025, reinforcing our commitment to helping families build lasting financial security.

Our impact extends beyond life insurance and investments. Primerica representatives also helped clients achieve home ownership and manage debt responsibly. In the U.S., Mortgage Loan Originators ("MLOs") facilitated over $500 million in mortgage closings while in Canada, our referral program enabled families to access $167 million (CDN) in mortgage financing. These efforts complement our core offerings, delivering solutions that address the financial needs of middle-income households.

Through an education-driven approach, we empower clients with the knowledge and tools to make confident financial decisions in a market where middle-income families are often overlooked. Primerica's ability to reach this underserved market enables our licensed representatives to help families achieve a more secure financial future.



Primerica Representatives Chris and Michele Durham of Sugar Land, TX work together to provide the right financial education, coaching and solutions to help families get on the path to a better financial future.

Issued Term Life Face Amount
($ in Billions)



2021	$108.5
2022	$103.8
2023	$119.1
2024	$122.2
2025	$111.9

$0

Term Life Face Amount in Force at Year End
($ in Billions)



2021	$903.4
2022	$916.8
2023	$944.6
2024	$953.6
2025	$967.6

$850B

Investment & Savings Product Sales
($ in Billions)



2021	2022	2023	2024	2025
$11.7	$10.0	$9.2	$12.1	$14.9

Total Client Asset Values at Year End
($ in Billions)



2021	2022	2023	2024	2025
$97.3	$83.9	$96.7	$112.1	$128.9

Primerica Representatives Karen and Eric Martinez of Simi Valley, CA use Primerica's innovative technology to help clients access the right solutions to achieve their financial goals.

The Primerica Way: Values That Drive Everything We Do

At Primerica, we measure our success by the lives we touch. Introduced in early 2025, **The Primerica Way** is anchored by eight guiding values that bring our purpose to life. It reminds us of the important role Primerica plays in helping families on the path to ffinancial independence. These eight values, as depicted below, can also be viewed at *https://theprimericaway.com*.

For nearly ffive decades, Primerica has focused on empowering middle-income households, typically earning between $30,000 and $130,000 annually, that are often underserved in the United States and Canada.

Many of these families face gaps in life insurance coverage and limited plans for savings, retirement or debt management, creating critical needs that we are uniquely positioned to address. Our purpose is clear: to create ffinancially independent families. Every decision we make centers on the people we serve: our clients, independent representatives, employees and their families, because when they thrive, everyone beneffits. Each day, we help families protect what matters most, invest with purpose and build a path toward long term ffinancial security. Serving our clients with dedication, integrity and focus is not just what we do, it deffines who we are.

THE PRIMERICA WAY

The culture of our organization is a result of the unique beliefs that we hold and their impact on every facet of who we are and what we do. These values recognize the importance of our purpose yet also reffect higher personal priorities in life such as faith, family and freedom. Together with our people, they are the foundation for THE PRIMERICA WAY.

WE BELIEVE IN
OPPORTUNITY AND SUCCESS

Primerica exists to create ffinancially independent families among our clients, our ffeld force, our employees and our stockholders. We offer opportunity to all and we succeed when we help others succeed.

WE BELIEVE IN
OUR PEOPLE

People come ffrst at Primerica. We respect every person and strive to grow an environment of healthy relationships and professional achievement where everyone's goals can be accomplished.

WE BELIEVE IN
RESPONSIBILITY

To whom much is given, much is required. Primerica has been entrusted with resources and inffuence which must be used to make a positive impact on every teammate we support and every family we assist.

WE BELIEVE IN
BEING DIFFERENT

Primerica stands apart. From day one, our Founders charted a unique course. We strive to be the best Primerica we can be and do not aspire to imitate others.

WE BELIEVE IN
SERVING MIDDLE-INCOME HOUSEHOLDS

Many ffinancial services providers have abandoned the middle market. Primerica's greatest competitive advantage is our ability to build profftable and sustainable ffinancial services distribution to help these underserved families.

WE BELIEVE IN
INTEGRITY

At Primerica, we do what's right. We strive to grow our business in a transparent and ethical way, delivering on the commitments we make and providing real value to those we serve.

WE BELIEVE IN
LEADERSHIP

Leaders are role models. At Primerica, we will demonstrate leadership as an organization, and we will mentor leaders to ensure sustained success and continuity.

WE BELIEVE IN
LEAVING A LEGACY

We recognize the sacriffces and contributions of those who preceded us. Primerica is committed to building a company of impact for today and for generations to follow.

OUR PURPOSE: **CREATE FINANCIALLY INDEPENDENT FAMILIES**



Delivering Solid Value for Stockholders

Over the past five years, Primerica delivered a total stockholder return ("TSR") of 107.1%, reflecting the stability and effectiveness of our business model. Our continued disciplined execution and solid cash flow conversion support both reinvestment in the business and the return of capital to stockholders, which supported the completion of our 2025 share repurchase program and the payment of regular quarterly dividends. Our Board authorized a new $475 million share repurchase program for 2026 and a 15% increase to our first quarter dividend, reinforcing our commitment to disciplined capital allocation and long-term stockholder value.



Total Stockholder Return

● Primerica   ● S&P 500 Insurance   ● S&P MidCap 400

109.9%
107.1%
54.7%

2020   2021   2022   2023   2024   2025















Primerica employees in the U.S. and Canada support the Primerica sales force in their mission to help middle-income families achieve financial independence.







Looking Ahead

As we look ahead to 2026, we believe the environment is becoming more supportive as cost-of-living pressures begin to ease and affordability trends gradually improve. Our independent sales force is well positioned to help middle-income families in the U.S. and Canada navigate these conditions, and we will continue to support our representatives with targeted training to better assist clients in prioritizing their financial needs. We expect these efforts to support steady productivity improvements over time.

At the core of our strategy is an unwavering commitment to our clients, representatives, employees and stockholders. We are proud of our sales force and the important work they do every day for the families they serve.

Two members of our Board of Directors ("Board") will end their respective terms as Board members at our Annual Meeting of Stockholders on May 21, 2026. Mr. Gary L. Crittenden has served as director since July 2013 and Ms. Beatriz R. Perez has served as director since May 2014. We thank them for their years of distinguished service and contributions to our Board.

As we look beyond 2026 and toward 2027, we are excited to celebrate Primerica's 50th anniversary at our biennial convention; a milestone that reflects both our history and the lasting impact of our business.

Glenn J. Williams
Chief Executive Officer



Board of Directors

LEFT TO RIGHT: Amber L. Cottle Vice President of Government Affairs, Genentech, Inc., **Joel M. Babbit** Co-Founder and CEO, Narrative Content Group, LLC, **Barbara A. Yastine** Former Chairman, President and CEO, Ally Bank, **Darryl L. Wilson** Founder, Chairman and President, The Wilson Collective, **Glenn J. Williams** CEO, Primerica, Inc., **D. Richard Williams** Chairman of the Board, **Gary L. Crittenden** Private Investor, **John A. Addison, Jr.** CEO, Addison Leadership Group, **Beatriz R. Perez** EVP and Chief Communications, Sustainability and Strategic Partnerships Officer, The Coca-Cola Company, **Sanjeev Dheer** Founder and CEO, CENTRL Inc., **Cynthia N. Day** President and CEO, Citizens Bancshares Corporation and Citizens Trust Bank



Executive Leadership Team

LEFT TO RIGHT: Robert H. Peterman, Jr. Executive Vice President and Chief Operating Officer, **Lisa A. Brown** Executive Vice President and Chief People Officer, **Glenn J. Williams** Chief Executive Officer, **Peter W. Schneider** President, **Tracy X. Tan** Executive Vice President and Chief Financial Officer, **Julie A. Seman** Executive Vice President and Chief Marketing and Innovation Officer, **Brett (Ben) A. Rogers** Executive Vice President and General Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-34680

Primerica, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**27-1204330**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1 Primerica Parkway	
Duluth, Georgia	**30099**
(Address of principal executive offices)	**(ZIP Code)**

Registrant's telephone number, including area code: (770) 381-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	PRI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of June 30, 2025, was $8,880,345,744. The number of shares of the registrant's Common Stock outstanding at January 31, 2026, with $0.01 par value, was 31,659,906.

Documents Incorporated By Reference

Certain information contained in the Proxy Statement for the Company's Annual Meeting of Stockholders to be held on May 21, 2026 is incorporated by reference into Part III hereof.

TABLE OF CONTENTS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Investors are cautioned that certain statements contained in this report as well as some statements in periodic press releases and some oral statements made by our officials during our presentations are "forward-looking" statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words "expect", "intend", "plan", "anticipate", "estimate", "believe", "will be", "will continue", "will likely result", and similar expressions, or future conditional verbs such as "may", "will", "should", "would", and "could". In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by us or our subsidiaries are also forward-looking statements.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond the control of our management team. All forward-looking statements in this report and subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties are described under "Item IA. Risk Factors" and summarized below under "Risk Factors Summary."

Developments in any of the areas addressed in these risks or uncertainties could cause actual results to differ materially from those anticipated or projected or cause a significant reduction in the market price of our common stock. Further, the risks and uncertainties described under "Item IA. Risk Factors" and summarized below under "Risk Factors Summary" may not include all of the risks and uncertainties that could affect us. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this report may not in fact occur. Accordingly, undue reliance should not be placed on these statements. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law.

RISK FACTORS SUMMARY

The following is a summary of the risks and uncertainties that could have a material adverse effect on our business. See "Item 1A. Risk Factors" for additional information regarding these risks and uncertainties.

Risks Related to Our Distribution Structure

- Our failure to continue to attract new recruits, retain independent sales representatives or license or maintain the licensing of independent sales representatives would materially adversely affect our business.
- A number of laws and regulations could apply to our independent contractor distribution model, which could require us to modify our distribution structure.
- There may be adverse tax, legal or financial consequences if the classification of the independent contractor sales representatives is changed.
- The Company's or the independent sales representatives' violation of, or non-compliance with, laws and regulations and related claims and proceedings could expose us to material liabilities.

Risks Related to Our Insurance Business and Reinsurance

- Our life insurance business may face significant losses or volatility if our actual experience differs from our expectations regarding mortality, reinsurance, persistency, or disability.
- Our life insurance business is highly regulated, and statutory and regulatory changes may materially adversely affect our business.
- A decline in the regulatory capital ratios of our insurance subsidiaries could result in increased scrutiny by insurance regulators and ratings agencies and have a material adverse effect on our business.
- A significant ratings downgrade by a ratings organization could materially adversely affect our business.
- The failure by any of our reinsurers or reserve financing counterparties to perform its obligations to us could have a material adverse effect on our business.

Risks Related to Our Investment and Savings Products Business

- Our Investment and Savings Products segment is heavily dependent on a limited platform of mutual fund and annuity products offered by a relatively small number of companies and managers. If these products fail to remain competitive with other investment options, our business could be materially adversely affected.
- If our relationship with one or more of the manufacturers of the funds and annuities we distribute or investment managers we make available is significantly altered or terminated or there is a shift in the business mix, our business could be materially adversely affected.
- The Company's, or the securities-licensed independent sales representatives' violations of, or non-compliance with, laws and regulations of the securities business could expose us to material liabilities.
- If heightened standards of conduct are imposed on us or the independent sales representatives by federal, state or provincial authorities, or selling compensation is reduced as a result of new legislation or regulations, it could have a material adverse effect on our business.
- If our suitability policies and procedures, or our policies and procedures for compliance with federal, state or provincial regulations governing standards of care, were deemed inadequate, it could have a material adverse effect on our business.
- Non-compliance with applicable regulations could lead to revocation of our subsidiary's status as a non-bank custodian, which could have a material adverse effect on our business.

Risks Related to Our Mortgage Brokerage Business

- Licensing requirements will impact the size of the mortgage loan independent sales force, which could adversely affect our mortgage brokerage business.

- Our U.S. mortgage brokerage and Canadian mortgage referral business is highly regulated and subject to various federal, state and provincial laws and regulations in the U.S. and Canada. Changes in, non-compliance with, or violations of, such laws and regulations could affect the cost or our ability to distribute our products and could adversely affect our business.
- In the U.S., we broker mortgage loans based on contractual agreements with a very limited number of mortgage lenders. A significant change to or disruption in the mortgage lenders' mortgage businesses or an inability of the mortgage lenders to satisfy their contractual obligations to us could adversely affect our business.
- Our U.S. mortgage brokerage business is impacted by U.S. mortgage interest rates. Changes in prevailing mortgage interest rates or U.S. monetary policies that affect mortgage interest rates could adversely affect our business.

Risks Related to Economic Downcycles, Public Health Crises or Catastrophes, and Disasters

- The effects of economic downcycles, issues affecting the national, regional and/or global economy or geopolitical event(s), or any combination thereof, could impact the cost of living for our middle-income clients and could materially adversely affect our business.
- Major public health pandemics, epidemics or outbreaks (such as the COVID-19 pandemic) or other catastrophic events, have impacted and could again materially adversely impact our business.
- In the event of a disaster, our business continuity plan may not be sufficient, which could have a material adverse effect on our business.

Risks Related to Information Technology and Cybersecurity

- If one of our, or a third-party partner's, significant information technology systems fails, if its security is compromised, or if the Internet becomes disabled or unavailable, our business may be materially adversely affected.
- Any failure to protect the confidentiality of client information could adversely affect our reputation and have a material adverse effect on our business.
- The current legislative and regulatory climate with regard to privacy and cybersecurity could adversely affect our business.
- The development and use of artificial intelligence present risks and challenges that could materially adversely affect our business.
- We regularly undertake business initiatives to enhance our technology, products, and services. The efficiency and success of these initiatives may vary significantly and may cause unanticipated costs, errors, or disruptions which could have a material adverse effect on our business.

Financial Risks Affecting Our Business

- Credit deterioration in, and the effects of interest rate fluctuations on, our invested asset portfolio and other assets that are subject to changes in credit quality and interest rates could materially adversely affect our business.
- Valuation of our investments and the determination of expected credit losses when the fair value of our available-for-sale invested assets is below amortized cost are both based on estimates that may prove to be incorrect, which could adversely affect our financial condition and results of operations.
- Changes in accounting standards can be difficult to predict and could adversely impact how we record and report our financial condition and results of operations.
- The inability of our subsidiaries to pay dividends or make distributions or other payments to us in sufficient amounts would impede our ability to meet our obligations and return capital to our stockholders.

Risks Related to Legislative and Regulatory Changes and Government Policy Uncertainty

- We are subject to various federal, state and provincial laws and regulations in the U.S. and Canada, as well as executive branch actions, orders and policies, judicial rulings and decisions by public officials, any of which may require us to alter our business practices and could materially adversely affect our business.
- Uncertainty in the legislative and regulatory climate with regard to financial services may adversely affect our business.
- The current regulatory climate with regard to climate change may adversely affect our business.

General Risk Factors

- Litigation and regulatory investigations and actions may result in financial losses and harm our reputation.
- A significant change in the competitive environment in which we operate could negatively affect our ability to maintain or increase our market share and profitability.
- Our continued success requires a high-performing and stable team of employees across all levels, and the loss of key employees could negatively affect our financial condition and impair our ability to implement our business strategy.
- We may not be able to effectively execute our corporate strategy, which could have a material adverse effect on our business.
- We may be materially adversely affected by currency fluctuations in the United States dollar versus the Canadian dollar.
- The market price of our common stock may fluctuate.

PART I

ITEM 1. BUSINESS.

Primerica, Inc. ("Primerica" or the "Parent Company" and, together with its direct and indirect subsidiaries, "we", "us" or the "Company") is a leading provider of financial products and services to middle-income households in the United States and Canada with 151,524 life insurance-licensed sales representatives as of December 31, 2025. These independent licensed representatives ("independent sales representatives" or "independent sales force") assist our clients in meeting their needs for term life insurance, which we underwrite, and mutual funds, annuities, managed investments, and other financial products, which we distribute primarily on behalf of third parties. We insured over 5.5 million lives and had approximately 3.1 million client investment accounts as of December 31, 2025. Our business model uniquely positions us to reach underserved middle-income consumers in a cost-effective manner and has proven itself in both favorable and challenging economic environments.

Our purpose is to create financially independent families. Our strategic vision, in support of this purpose, is to build unparalleled financial services distribution capabilities that enable our clients, independent sales force, home office associates and stockholders to achieve their financial goals. The guiding principles that underlie our strategic vision are serving middle-income families, maximizing the success of the independent sales force, preserving and strengthening our culture, and protecting our business model.

Our strategic plan includes the following growth pillars:
- Understand and solve the financial challenges faced by current and prospective clients;
- Enable leaders in the independent sales force to grow their teams and build new leaders, expanding our distribution capabilities across business lines;
- Expand representative and client digital experiences to create connected conversations;
- Deepen our talent pool to ensure our success, now and in the future; and
- Proactively ensure the Company's image accurately reflects who we are.

We believe there is significant opportunity to meet the increasing array of financial services needs of our clients. We intend to leverage the independent sales force to meet such client needs, which will drive long-term value for all of our stakeholders.

Corporate Structure

We conduct our core business activities in the United States through three principal entities, all of which are direct or indirect wholly owned subsidiaries of the Parent Company:
- Primerica Financial Services, LLC ("PFS"), our general agency and marketing company;
- Primerica Life Insurance Company ("Primerica Life"), our principal life insurance underwriting company; and
- PFS Investments Inc. ("PFS Investments"), our principal investment and savings products company, broker-dealer and registered investment adviser.

Primerica Life is domiciled in Tennessee, and its wholly owned subsidiary, National Benefit Life Insurance Company ("NBLIC"), is a New York-domiciled life insurance underwriting company.

We conduct our core business activities in Canada through three principal entities, all of which are indirect wholly owned subsidiaries of the Parent Company:
- Primerica Life Insurance Company of Canada ("Primerica Life Canada"), our Canadian life insurance underwriting company;
- PFSL Investments Canada Ltd. ("PFSL Investments Canada"), our Canadian licensed mutual fund dealer; and
- PFSL Fund Management Ltd. ("PFSL Fund Management"), our Canadian investment funds manager.

Primerica was incorporated in the United States as a Delaware corporation in October 2009 to serve as a holding company for the Primerica businesses. Our businesses were transferred to us by Citigroup, Inc. on April 1, 2010 in a reorganization

pursuant to which we completed an initial public offering in April 2010 (the "IPO"). On March 31, 2010, we entered into certain coinsurance transactions to cede between 80% and 90% of the risks and rewards of our term life insurance policies that were in force at year-end 2009. We administer pre-IPO policies subject to these coinsurance agreements.

Fee-Based and Complementary Nature of Primary Business Segments

We use three operating segments to organize, evaluate and manage our business: Term Life Insurance; Investment and Savings Products; and Corporate and Other Distributed Products. The complementary nature of our two primary operating segments: Term Life Insurance and Investment and Savings Products, reflects the different ways each responds to macroeconomic factors and client needs. Clients purchasing a life insurance policy are typically in their mid-30s, have modest savings, and are often more sensitive to cost-of-living pressures. In contrast, clients purchasing investment products range from those just starting to save for the future to those who have accumulated significant assets over time.

The financial results of our Term Life Insurance segment benefit from the stability of a large in-force block of life insurance policies, with a substantial portion of revenues generated from recurring premiums. Since we reinsure up to 90% of the mortality risk of our existing life insurance policies, claims expense is largely fixed. This reduces earnings volatility and results in revenues that exhibit characteristics similar to those of a fee-based model; resembling commissions and substantially eliminating traditional insurance underwriting mortality risk. The financial results of our Investment and Savings Products segment benefit from clients' long-term investment focus and the expected intergenerational transfer of wealth, which should continue to favorably impact demand for the mutual funds, annuity products and management investments we distribute. Revenues in this segment are entirely fee-based, which include sales commissions and investment advisory and administrative service fees.

Collectively, our revenue streams, which are either fee-based or exhibit characteristics similar to fee-based revenues, generate substantial cash flow and contribute to strong returns on invested capital.

Our Clients

Our clients are generally middle-income consumers, which we define as households with $30,000 to $130,000 of annual income. According to the 2024 U.S. Census Bureau Current Population Survey, the latest period for which data is available, approximately 52% of U.S. households fall in this range. We believe that we understand the financial needs of the middle-income segment:

- *Many have inadequate or no life insurance coverage.* Individual life insurance sales in the United States declined from 12.9 million policy sales in 1975 to 9.3 million policy sales in 2024, the latest period for which data is available, according to Life Insurance Marketing and Research Association, a worldwide association of insurance and financial services companies. We believe that term life insurance, which we have provided to middle-income clients for nearly 50 years, is generally the best option for them to meet their life insurance needs.
- *Many need help investing and saving for retirement and other personal goals.* Many middle-income families find it challenging to invest and save for retirement and other personal needs. By developing personalized savings programs for our clients using our proprietary Financial Needs Analysis tool ("FNA") and offering a wide range of mutual funds, annuities, managed investments and segregated fund products sponsored and managed by established firms, independent sales representatives are well equipped to help clients develop long-term savings plans to address their financial needs. We allow our clients to establish monthly contributions to investment savings plans with as little as $25 per month.
- *Many need to reduce their debt.* Many middle-income families have numerous debt obligations from credit cards, auto loans, and home mortgages. We help our clients address these financial burdens by providing personalized and client-driven debt resolution techniques.
- *Many prefer to meet face-to-face when considering financial products.* Historically, many middle-income consumers have indicated a preference to meet face-to-face when considering financial products or services. As such, we have designed our distribution model to address this preference in a cost-effective manner through a network of more

than 151,000 life insurance-licensed independent sales representatives who meet with clients in person or using remote communication tools based on client preference.

- *Many are looking to finance the purchase of a home or refinance an existing mortgage.* Most middle-income consumers need mortgages to finance the purchase of a home. In addition, through refinancing a mortgage loan, clients may be able to change the term of their loan, access home equity for cash, home improvements and/or debt consolidation and in limited circumstances lower their interest rate.

Our Distribution Model

Our distribution model is a modified traditional insurance agency model designed to reach and serve middle-income consumers efficiently through the independent sales force.

Our distribution model is designed to:

- *Address our clients' financial needs.* Independent sales representatives use our proprietary FNA tool and an educational approach to demonstrate how our product offerings can provide financial protection and help our clients save for retirement and other needs, and manage their debt. Typically, our clients are the friends, family members and personal acquaintances of the independent sales representatives. Meetings are generally held in informal, face-to-face settings either in person or through remote communication tools, usually while clients are in their homes.

- *Provide a business opportunity.* We provide an entrepreneurial business opportunity for individuals to distribute financial products. Low entry fees as well as the ability to select their own schedules and time commitments allow independent sales representatives to supplement their income by starting their own businesses without leaving their current jobs. Our unique compensation structure, technology, sales support and back-office processing are designed to enable independent sales representatives to successfully grow their businesses.

Key characteristics of our unique distribution model include:

- *Independent entrepreneurs:* Independent sales representatives are independent contractors building and operating their own businesses. This approach means that independent sales representatives are entrepreneurs who take responsibility for selling products, recruiting and developing other independent sales representatives, setting their own schedules and managing and paying the administrative expenses associated with their sales activities.

- *Highly accessible and low cost to entry:* By offering a flexible time commitment opportunity, we are able to attract a significant number of recruits who desire to earn supplemental income and generally concentrate on smaller-sized transactions typical of middle-income consumers. Independent sales representatives are able to start their businesses with low fees, for which they receive technological support, pre-licensing training and access to licensing examination preparation programs. Independent sales representatives sell or refer products directly to consumers, and therefore our business opportunity does not require recruits to purchase and resell our products. Most independent sales representatives begin selling products on a part-time basis, which enables them to hold jobs while exploring an entrepreneurial business opportunity with us.

- *Sales force leadership*: An independent sales representative who has built a successful organization and has obtained his or her life insurance and securities licenses can achieve the sales designation of Regional Vice President ("RVP"), which qualifies him or her for a higher commission schedule. RVPs are independent contractors who open and operate offices for their sales organizations and devote their full-time attention to their businesses. RVPs also support and monitor the independent sales representatives, on whose sales they earn commissions, in achieving compliance with applicable regulatory requirements. RVPs' efforts to expand their businesses are a primary driver of our success.

- *Innovative compensation structure*: We have developed an innovative system for compensating the independent sales force that is contingent upon product sales. We advance to independent sales representatives a significant portion of their insurance commissions, which are subject to chargebacks, upon their submission of an insurance application and the first month's premium payment. In addition to being a source of motivation, this advance provides independent sales representatives with immediate cash flow to offset their costs. Monthly production bonuses are also paid to RVPs whose sales organizations meet certain sales levels. With compensation tied to sales activity, our approach accommodates varying degrees of individual productivity, which allows us to effectively use a large group of part-time independent sales representatives while providing a variable cost structure. In addition, we incentivize RVPs with quarterly stock awards based largely on sales production ("agent equity awards"), which aligns their interests with those of our stockholders.
- *Large, warm market-based sales force:* Members of the independent sales force typically start their Primerica businesses by serving their friends, family members and personal acquaintances through individually driven networking activities. We believe that this warm market approach is an effective way to distribute our product offerings because it facilitates face-to-face interaction initiated by a trusted acquaintance of the prospective client, which is difficult to replicate using other distribution approaches. Due to the large size of the independent sales force and the active recruiting of new independent sales representatives, the independent sales force is able to continually access an expanding base of prospective clients without engaging costly media channels.
- *Motivational culture:* In addition to the motivation for independent sales representatives to achieve financial success, we seek to create a culture that inspires and rewards independent sales representatives for their personal successes and those of their sales organizations through independent sales force recognition events and contests. We also use Intranet-streamed broadcasts and local, regional and national meetings to inform and teach independent sales representatives, as well as facilitate camaraderie and the exchange of ideas across the independent sales force. These initiatives encourage and empower independent sales representatives to develop their own successful sales organizations.
- *Inclusive culture*: Building and maintaining a diverse independent sales force is important to us because we believe the independent sales force reflects the middle-income communities we serve. As the communities we serve become more diverse, the independent sales force does as well.

Structure and Scalability of the Independent Sales Force

New independent sales representatives are recruited by existing independent sales representatives. When these new recruits become independent sales representatives, they become part of the sales organization of the independent sales representative who recruited them as well as the sales organizations to which the recruiting independent sales representative belongs. We encourage independent sales representatives to bring in new recruits to build their own sales organizations, enabling the Company to reach more middle-income families.

RVPs establish and maintain their own offices, which we refer to as field offices. Additionally, as independent entrepreneurs, they are responsible for, and have control over, the costs of their administrative staff, marketing materials, travel, training and certain recognition events for the independent sales representatives in their respective sales organizations. Field offices provide a location for independent sales representatives to conduct recruiting meetings, training events and sales-related meetings, disseminate our Intranet-streamed broadcasts, conduct compliance functions, and house field office business records. Some business locations house more than one field office. At December 31, 2025, approximately 6,000 field offices in 3,200 locations were managed by independent sales representatives that served as RVPs. Independent sales representatives also leverage remote communication tools to conduct field office meetings. RVPs play a major role in training, motivating and monitoring their independent sales force organizations.

Because the independent sales representative's compensation grows with the productivity of his or her sales organization, our distribution model provides financial rewards to independent sales representatives who successfully develop, support and monitor productive independent sales representatives. In addition to our commission structure, we offer the Primerica Ownership Program. This program provides qualifying RVPs a contractual right, upon meeting certain criteria, to transfer

their Primerica businesses to another RVP or a qualifying family member at such time as they desire. Furthermore, we have developed proprietary tools and technology, which we make available to the independent sales representatives, to enable RVPs to reduce the time spent on administrative responsibilities associated with their sales organizations so they can devote more time to the sales, recruiting and training activities that drive our growth. We believe that our tools and technology, coupled with our sales compensation programs, further incentivize independent sales representatives to become RVPs.

Both the structure of the independent sales force and the capacity of our support capabilities provide us with a high degree of scalability as we grow our business. Our support systems and technology are capable of supporting a large independent sales force and a high volume of transactions. In addition, by sharing training and compliance activities with RVPs, we are able to grow the Company without incurring proportionate overhead expenses.

Recruitment of Independent Sales Representatives

The recruitment of independent sales representatives is undertaken by existing independent sales representatives, who identify prospects and share with them the benefits of associating with our organization. Independent sales representatives showcase the Company as dynamic and capable of improving the lives of middle-income families.

After the initial contact, independent sales representatives typically invite prospective recruits to an opportunity meeting, conducted in person or through remote communication tools, which is conducted by an RVP. The objective of an opportunity meeting is to inform prospective recruits about our mission and their opportunity to start their own businesses by becoming independent sales representatives. At the conclusion of each opportunity meeting, attendees who are interested are asked to complete an application and pay a nominal fee to commence their pre-licensing training and licensing examination preparation programs and, depending on the state or province, to cover their licensing exam registration costs, which are generally paid by the Company. Recruits are not obligated to purchase any of the products we offer in order to become independent sales representatives, though they may elect to make such purchases.

Recruits may become our clients or provide us with access to their friends, family members and personal acquaintances. We continually work to improve our systematic approach to recruiting and training new independent sales representatives.

Similar to other distribution systems that rely upon part-time independent sales representatives and typical of the life insurance industry in general, we experience wide disparities in the productivity of individual independent sales representatives. Many new recruits do not get licensed, often due to the time commitment required to obtain licenses and various regulatory and licensing hurdles. Many licensed independent sales representatives are only marginally active, as there are no minimum life insurance production requirements. We plan for this disparate level of productivity and view a continuous recruiting cycle as a key component of our distribution model. Our distribution model is designed to address the varying productivity associated with independent sales representatives by paying production-based compensation, emphasizing recruiting, and developing initiatives to address barriers to licensing new recruits. By providing commissions to independent sales representatives on the sales generated by their sales organization, our compensation structure aligns the interests of independent sales representatives with our interests in recruiting new representatives and creating sustainable sales production.

The following table provides information on new recruits and life insurance-licensed independent sales representatives:

	Year ended December 31,		
	2025	**2024**	**2023**
Number of new recruits	358,316	445,425	361,925
Number of newly life insurance-licensed independent sales representatives	48,722	56,320	49,096
Number of life insurance-licensed independent sales representatives, at period end	151,524	151,611	141,572
Average number of life insurance-licensed independent sales representatives during period	152,117	145,975	137,760

We define new recruits as individuals who have submitted an independent business application to become independent sales representatives together with payment of the nominal fee to commence their pre-licensing training. Certain recruits may not meet the compliance standards to become an independent sales representative, and others elect to withdraw prior to becoming actively engaged.

On average, it takes approximately three months for independent sales representatives to complete the necessary applications and pre-licensing coursework and to pass the applicable state or provincial examinations to obtain a license to sell term life insurance products. As a result, individuals recruited to become independent sales representatives within a given fiscal period may not become licensed independent sales representatives or meet compliance standards until a subsequent period.

Sales Force Motivation, Training, Communication and Sales Support Tools

Motivating, training and communicating with the independent sales force, as well as sales support tools, are critical to our success and that of the independent sales force.

Motivation. Through our proven system of sales force recognition events, contests and communications, we provide incentives that motivate the independent sales force. Motivation is driven largely by independent sales representatives' desire to achieve higher levels of financial success by building their own businesses. The opportunity to help underserved middle-income households address financial challenges is also a source of motivation for many independent sales representatives.

While the RVPs are responsible for motivating the independent sales representatives in their own organizations, we provide a system that motivates independent sales representatives to succeed in their businesses by:
- compensating independent sales representatives for product sales or referrals made by them and their sales organizations;
- training independent sales representatives on financial fundamentals so they can confidently and effectively assist our clients;
- reducing the administrative burden on the independent sales force, which allows them to devote more of their time to building a sales organization and selling products;
- creating a culture in which independent sales representatives are encouraged to achieve goals through the recognition of their sales and recruiting achievements, as well as those of their sales organizations; and
- conducting numerous local, regional and national meetings to help inform and motivate the independent sales force.

In 2024, we hosted our biennial international convention, which was attended by approximately 40,000 people, at the Mercedes-Benz Stadium in Atlanta, Georgia. New recruits and independent sales representatives who attend our convention and associated meetings do so at their own expense, which we believe further demonstrates their commitment to our organization and mission. In lieu of a biennial international convention in 2026, we will hold five regional summits in the U.S. and Canada in 2026 and then host our next international convention in July 2027 at the Mercedes-Benz Stadium, which aligns with the Company's 50th anniversary.

Training, Communication and Sales Support Tools. Primerica Online ("POL"), delivered through a secure Intranet website and a cross-platform mobile application ("Primerica App"), is our primary tool designed to support independent sales representatives and assist them in building their own businesses. We provide independent sales representatives with communication, training, and sales support tools on POL that allow both new and experienced independent sales representatives to offer financial information and products to our clients. POL provides independent sales representatives with access to various business tracking and management tools, licensing support tools, product-specific training, and sales procedures and tools. Additionally, POL provides access to internal training programs and videos covering sales, management skills, business ownership, and compliance. We also use POL to provide real-time recognition of independent sales representatives' successes and scoreboards for independent sales force production, contests, and leadership trips. In addition, POL is a gateway to our product providers and product support. Subscribers generally pay a small monthly fee to subscribe to POL, which helps cover the cost of developing new resources and maintaining this support system. A limited version of POL that provides access to Primerica e-mail, compliance and compensation information, newsletters and bulletins is available at no cost to the independent sales force.

The primary features and tools available on POL include:

- *Training and Licensing Tools:* POL provides independent sales representatives with access to study tools for life insurance and securities licensing examinations such as pre-licensing study materials, on-demand videos, personalized licensing study plans, exam simulators, progress tracking, and exam and license registration. POL also provides training materials and access to online certification programs to sell or refer certain other distributed products.

- *Communication Tools:* POL provides access to marketing materials for our product offerings, Company news and events, live streaming shows, on-demand videos, home office bulletins, Primerica e-mail, contact lists, and a hosted professional business website for independent sales representatives. We broadcast and deliver video content on POL through our own digital video channel, PFN TV. We create original broadcasts and videos that enable home office management to provide business updates to the independent sales force as well as training and motivational presentations. We broadcast live programs hosted by the home office management and selected RVPs that focus on new developments and provide motivational messages to the independent sales force. We also broadcast training-oriented programs to the independent sales force on a weekly basis and profile successful independent sales representatives, allowing these individuals to educate and train other independent sales representatives by sharing their methods for success.

- *Sales Support and Client Management Tools offered through POL*:
  - *Our Financial Needs Analysis:* Our FNA is a proprietary, needs-based analysis tool. The FNA gives independent sales representatives the ability to collect and synthesize client financial data and develop a financial analysis for the client that is easily understood. The FNA helps our clients understand their financial needs in the areas of debt, financial protection, and savings as well as introduces prudent financial concepts, such as regular saving and accelerating the repayment of high cost credit card debt, to help them reach their financial goals. The FNA also provides clients with a snapshot of their current financial position and identifies their life insurance, savings and debt resolution needs.
  - *Our Point-of-Sale Application Tool:* Our point-of-sale technology, TurboApps, streamlines the application process for our insurance and investment products. These applications automatically populate client information from the FNA and other external sources to eliminate redundant data collection and provide real-time feedback to eliminate incomplete and illegible applications. Integrated with our paperless field office management system described below and with our home office systems, TurboApps allows RVPs and us to realize the efficiencies of straight-through-processing of application data and other information collected on independent sales representatives' mobile devices, which results in expedited processing of product sales. TurboApps also features EZ-Key, which is a tool that helps independent sales representatives guide clients through the investment decision process and ultimately provides investment alternatives based on the client's individual situation. TurboApps is available on the independent sales representatives' portal, POL, and our mobile platform, the Primerica App.

- *Primerica App:* Our mobile Primerica App platform has been adopted broadly and provides the independent sales force with access to the critical components needed to start, build and maintain their businesses. We continually enhance and expand the scope and resources available on this strategic platform.

- *Virtual Base Shop:* In an effort to ease the administrative burden on RVPs and simplify independent sales force operations, we make available to RVPs a secure Intranet-based paperless field office management system as part of the POL subscription. This virtual office is designed to automate the RVP's administrative responsibilities and can be accessed by subscribing independent sales representatives in an RVP's immediate sales organization, which we refer to as his or her base shop.

- *Shareholder Account Manager ("SAM"):* SAM is a web-based tool, accessed through our transfer agent recordkeeping platform, that allows securities-licensed independent sales representatives to service client investments in mutual funds.

- *Client Relationship Manager ("CRM"):* Our CRM tool allows independent sales representatives and their RVPs to organize client information, such as personal contact information, product relationships, account details, notes, appointments, follow-ups, and marketing campaigns, in one place to enable fast and convenient access.

- *Primerica Social:* We offer a social media automation tool that provides independent sales representatives with pre-approved social media posts that can be shared on their social media accounts.

In addition, our publications department produces materials to support, motivate and inform the independent sales force. We make available, at prices that do not exceed our cost of production, recruiting materials, sales brochures, business cards and stationery and provide communications services that include web design, print presentations, graphic design and script writing. We also produce a weekly mailing that includes materials promoting our current incentives as well as the latest news about our product offerings.

Performance-Based Compensation Structure

Our commission structure is rooted in our origin as an insurance agency. Sales representatives, who are independent contractors, can receive compensation in multiple ways, including:
- sales commissions and fees based on their personal sales, referrals and client assets under management;
- sales commissions and fees based on their sales organizations' sales, referrals and client assets under management; and
- bonuses and other compensation, including agent equity awards, generated by their own sales performance, the aggregate sales performance of their sales organizations and other criteria.

Our compensation structure pays commissions to the independent sales representative who sells the product and to several representatives above the selling representative within his or her sales organization.

With respect to term life insurance sales, commissions are calculated based on the total first-year premium (excluding the policy fee) for all policies and riders. To motivate the independent sales force, we compensate independent sales representatives for term life insurance product sales as quickly as possible. We advance a majority of the insurance commission upon the submission of a completed application and the first month's premium payment. As the client makes his or her premium payments, the commission is earned by the independent sales representative and the commission advance is recovered by the Company. If premium payments are not made by the client and the policy terminates, any outstanding advance commission is charged back to the independent sales representative. The chargeback, which only occurs in the first year of a policy, equals that portion of the advance that was made, but not earned, by the independent sales representative because the client did not pay the full premium for the period of time for which the advance was made to the independent sales representative. Chargebacks, which occur in the normal course of business, may be recovered by reducing any cash amounts otherwise payable by the Company to the independent sales representative.

Independent sales representatives and representatives above them in their sales organizations are contractually obligated to repay us any commission advances that are ultimately not earned due to the underlying policy lapsing prior to the full commission being earned. Additionally, we hold back a portion of the commissions earned by independent sales representatives as a reserve out of which we may recover chargebacks. The amounts held back are referred to as deferred compensation account commissions ("DCA commissions"). DCA commissions are available to reduce amounts owed to the Company by independent sales representatives and they provide an independent sales representative with a cushion against the chargeback obligations of representatives in their sales organization. DCA commissions, unless applied to amounts owed, are ultimately released to independent sales representatives.

We pay most term life insurance commissions during the first policy year. One of our term riders provides for coverage increases after the first year. For such riders, we pay first-year and renewal commissions only for premium increases related to the increased coverage. Additionally, we pay renewal commissions on some older in-force policies. At the end of a policy's level premium paying period, we pay commissions on policy exchanges and bonuses on some policy exchanges and continuations.

We also pay bonuses as a percentage of premiums to RVPs with respect to sales of term life insurance policies and riders, up to a maximum premium. Bonuses are paid to RVPs for achieving specified production levels.

For U.S. mutual funds (non-managed investments) and annuity products, commissions are paid both on the sale and on the value of assets under management. Commissions are calculated based on the dealer reallowance and trail compensation actually paid to us. For managed investment products, fees earned are based on the assets under management and represent the fee we receive as compensation for as long as we retain the account. In Canada, our primary mutual fund offering consists of a series of mutual funds whereby independent sales representatives who earn monthly fees based on client asset values (the "asset-based fees") have the option of receiving up-front compensation from PFSL Investments Canada based on the amount invested with reduced asset-based fees for a period of five years, and they are able to negotiate with an investor to earn a front-end load sales commission. If independent sales representatives choose to receive up-front compensation from PFSL Investments Canada, they are subject to a chargeback of the up-front compensation on a declining scale if the investor redeems some or all of the investment within five years.

We also pay the independent sales force for mortgage originations, sales of prepaid legal services subscriptions, and referrals for other distributed products. Mortgage originations compensation paid to the independent sales force is earned for each closed mortgage loan based on a percentage of the loan amount, subject to regulatory maximums. Prepaid legal services commissions paid to the independent sales force are earned in fixed amounts on a monthly basis as long as the prepaid legal service subscription remains active. Compensation related to other distributed products is calculated based on the type of product sold or referred.

In addition to these methods of compensation, RVPs can earn quarterly agent equity awards based largely on sales production.

Sales Force Licensing and Support

The states, provinces and territories in which independent sales representatives operate generally require them to obtain and maintain licenses to sell our insurance and securities products, which requires them to pass applicable examinations. Independent sales representatives may also be required to maintain licenses to sell certain of our other distributed products. To encourage new recruits to obtain their life insurance licenses, we either pay directly or reimburse the independent sales representative for certain licensing-related fees and expenses once he or she passes the applicable exam and obtains the applicable life insurance license. In addition, new recruits are eligible to earn compensation if they participate in field training observations with experienced independent sales representatives and complete the licensing process within a specified timeframe. To sell insurance products, independent sales representatives must be licensed by their resident state, province or territory and by any other state, province or territory in which they do business. In most states, independent sales representatives must also be appointed by our applicable insurance subsidiary. Our in-house life

insurance licensing program offers new recruits a significant number of classroom life insurance pre-licensing courses to meet applicable state and provincial licensing requirements and prepares recruits to pass applicable licensing exams.

To sell mutual funds and variable annuity products, U.S. independent sales representatives must be registered with the Financial Industry Regulatory Authority ("FINRA") and hold the appropriate license(s) designated by each state in which they sell securities products, as well as be appointed by the annuity underwriter in the states in which they market annuity products. Independent sales representatives must meet all state and federal regulatory requirements and be designated as an investment advisor representative in order to sell our managed investment products. We contract with third-party training firms to conduct securities license exam preparation for independent sales representatives, and we also offer supplemental training tools.

Canadian independent sales representatives selling mutual fund products are required to be registered by the securities regulators in the provinces and territories in which they sell mutual fund products. Canadian independent sales representatives who are licensed to sell our insurance products do not need any further licensing to sell our segregated funds products.

To offer mortgage loan products in the United States, independent sales representatives must be individually licensed as mortgage loan originators by the states in which they do business and, in some states, they must also be individually licensed as mortgage brokers.

For sales of our other distributed products, appropriate state, provincial and territorial licensing may be required.

Supervision and Compliance

To ensure compliance with various federal, state, provincial and territorial legal requirements, we and the RVPs share responsibility for maintaining an overall compliance program that involves compliance training and supporting, as well as monitoring, the activities of independent sales representatives. We work with the RVPs to develop and maintain appropriate compliance procedures and systems.

Generally, in the United States RVPs must obtain a principal license (FINRA Series 26) and in Canada RVPs must be registered as a Branch Manager, and, as a result, RVPs assume additional regulatory supervisory responsibility over the activities of their sales organizations. Additional supervision is provided by designated principal-licensed home office personnel, referred to as Regional Securities Principals ("RSP"). RSPs are required to supervise and monitor activity across all product lines and report any compliance issues they observe to our Compliance Department. In addition, our Compliance Department regularly runs surveillance reports designed to monitor the activity of the independent sales force and investigates any unusual or suspicious activity identified during these reviews or during periodic inspections of RVP offices.

All independent sales representatives are required to participate in our annual compliance meeting, a program administered by our senior management and our legal and compliance staff. We provide a compliance training overview across all product lines and require the completion of compliance attestations by each licensed independent sales representative for each product he or she offers. Additionally, independent sales representatives receive periodic compliance communications, both in writing and through videos, regarding new compliance developments and business issues of significance.

Our Field Audit Department regularly conducts audits of all independent sales representative offices on a risk-based approach, including scheduled and no-notice audits when feasible. Our Field Audit Department reviews regulatory-required records that are not maintained at our home office. Any compliance deficiencies noted in the audit must be corrected, and we carefully monitor all corrective action. Audit deficiencies are addressed through reprimands, probations and contract terminations.

Our Product Offerings

Reflecting our philosophy of helping middle-income clients with their financial services needs and ensuring compatibility with our distribution model, our product offerings generally meet the following criteria:

- *Consistent with sound individual finance principles:* Products must be consistent with good personal finance principles for middle-income consumers, such as financial protection, encouraging long-term savings and reducing debt.
- *Designed to support multiple client goals:* Products are designed to address and support a broad range of financial goals rather than compete with or cannibalize each other. For example, term life insurance does not compete with mutual funds because term life insurance has no cash value or investment element.
- *Ongoing needs based:* Products are generally designed to meet the ongoing financial needs of many middle-income consumers. This long-term approach bolsters our relationship with our clients by allowing us to continue to serve them as their financial needs evolve.

We use three operating segments to organize, evaluate and manage our business: Term Life Insurance; Investment and Savings Products; and Corporate and Other Distributed Products.

The following table provides information on our principal product offerings and the principal sources thereof by operating segment as of December 31, 2025.

Operating Segment	Principal Product Offerings	Principal Sources of Products (Applicable Geographic Territory)
Term Life Insurance	*Term Life Insurance*	Primerica Life (U.S. (except New York) and certain territories)
		NBLIC (New York)
		Primerica Life Canada (Canada)
Investment and Savings Products	*Mutual Funds and Certain Retirement Plans, including Employer Sponsored Retirement Plans*	American Century Investments (U.S.)
		American Funds (U.S.)
		Equitable Distributors, LLC (U.S.)
		Nuveen, LLC (U.S.)
		VOYA Financial, Inc. (U.S.)
		Fidelity Investments (U.S.)
		Franklin Templeton Investments (U.S.)
		Invesco (U.S.)
		AGF Investments (Canada)
		Mackenzie Investments (Canada)
		Other fund companies and plan administrator providers
	Managed Investments	PFS Investments (dba Primerica Advisors) (as a program sponsor) (U.S.)
	Variable Annuities	Corebridge Financial, Inc. (U.S.)
		Brighthouse Financial, Inc. (U.S.)
		Equitable Distributors, LLC (U.S.)
		Lincoln National Corporation (U.S.)
	Fixed Indexed Annuities	Corebridge Financial, Inc. (U.S.)
		Lincoln National Corporation (U.S.)
		Trans-Oceanic Life Insurance Company (Puerto Rico)
		Universal Life Insurance Company (Puerto Rico)
	Fixed Annuities	Corebridge Financial, Inc. (U.S.)
		Trans-Oceanic Life Insurance Company (Puerto Rico)
		Universal Life Insurance Company (Puerto Rico)
	Segregated Funds underwritten by Primerica	Primerica Life Canada (Canada)
	Segregated Funds underwritten by a third-party	The Canada Life Assurance Company (Canada)

Corporate and Other Distributed Products	Mortgage Loans [1][2]	Rocket Mortgage, LLC (U.S.)
		Spring EQ LLC (U.S.)
		8Twelve Mortgage Corp. (Canada)
	Prepaid Legal Services	Pre-Paid Legal Services, Inc. (U.S. and Canada)
	ID Theft Defense	Pre-Paid Legal Services, Inc. (U.S. and Canada)
	Supplemental Health and Accidental Death & Disability Insurance	The Edge Benefits Inc. and its affiliates (Canada)
	Auto and Homeowners' Insurance [3]	Various insurance companies, as offered through Answer Financial, Inc. (U.S.)
		SurexDirect.com Ltd. (Canada)
	Home Automation Solutions	Vivint, Inc. (U.S.)

[1] In the U.S., mortgage loans are made by Rocket Mortgage, LLC and Spring EQ LLC. In Canada, representatives refer mortgage loans to 8Twelve Mortgage Corp.

[2] In Canada, referrals only.

[3] In the U.S. and Canada, referrals only.

Term Life Insurance

Through our three life insurance subsidiaries – Primerica Life, NBLIC and Primerica Life Canada – we offer term life insurance to clients in the United States, its territories, and Canada. We are a leading provider of individual term life insurance in the United States.

We believe that term life insurance is generally a better alternative for middle-income clients than cash value life insurance. Term life insurance provides a guaranteed death benefit if the insured dies during the fixed coverage period of an in-force policy, thereby providing financial protection for his or her named beneficiaries in return for the periodic payment of premiums. Term life insurance products, which are sometimes referred to as pure protection products, have no savings or investment features. By buying term life insurance rather than cash value life insurance, a policyholder pays a lower premium over the level term period and, as a result, may have funds available to invest for retirement and other needs. We also believe that a person's need for life insurance is inversely proportional to that person's need for retirement savings, a concept we refer to as the theory of decreasing responsibility. Young adults with children, new mortgages and other obligations need to buy higher amounts of insurance to protect their family from the loss of future income resulting from the death of a primary earner. With its lower premium over the level term period, term life insurance lets young families buy more coverage for their premium dollar when their needs are greatest and still have the ability to have funds for their retirement and other savings goals.

We design our term life insurance products to be easily understood by, and meet the needs of, our clients. Clients purchasing our term life insurance products generally seek stable, longer-term income protection products for themselves and their families. In response to this demand, we offer term life insurance products with initial level-premium coverage periods that range from 10 to 35 years and a wide range of coverage face amounts. Policies remain in-force until expiration of the coverage period or until the policyholder ceases to make premium payments and terminates the policy. Our in-force term life insurance policies have level premiums for the stated term period. As such, the policyholder pays the same amount each year. After the initial policy term, the policyholder has the option to continue coverage by renewing or exchanging his or her contract. Both options result in higher premiums due to the policyholder's more advanced age.

We introduced our new generation of life insurance products in all jurisdictions in October 2022, except New York where we launched these products in September 2025. The Primerica PowerTerm ("PowerTerm") product is our rapid issue term life insurance product that provides for face amounts of up to $300,000 (local currency). PowerTerm allows an independent sales representative to submit an application via TurboApps, during which the Company collects information compliant with the Fair Credit Reporting Act ("FCRA") from external data sources to inform the underwriting process. The Company uses this data and the client's responses to application questions to determine any additional underwriting requirements. Results of these processes are reported in real time to our underwriting system, which then determines whether or not we can rapidly issue a policy.

We also offer our Primerica PrecisionTerm ("PrecisionTerm") product, which is our traditionally underwritten term life insurance product for face amounts in excess of $150,000 (local currency). PrecisionTerm allows an independent sales representative to submit an application via TurboApps. The Company then collects information from external data sources that are traditional in nature, excluding credit scores. Most applicants are required to undergo traditional paramedical testing requirements to complete the underwriting process; however, certain applicants may have testing waived based on application and external data information. Policies with face amounts less than or equal to $300,000 and greater than $150,000 may be issued as either PowerTerm or PrecisionTerm products depending on the underwriting method the insured prefers.

The average face amount of our in-force policies issued in 2025 was approximately $252,900. The following table sets forth the number of term life insurance policies issued:

	Year ended December 31,		
	2025	2024	2023
Life insurance issued:			
Number of policies issued	331,787	370,396	358,860

The following table sets forth selected information regarding our term life insurance product portfolio:

	Year ended December 31,		
	2025	2024	2023
Life insurance issued:			
Face amount issued *(in millions)*	$ 111,882	$ 122,233	$ 119,102

	December 31,		
	2025	2024	2023
Life insurance in force:			
Number of policies in force	3,010,563	3,003,909	2,959,006
Face amount in force *(in millions)*	$ 967,612	$ 953,583	$ 944,609

Pricing and Underwriting. We believe that effective pricing and underwriting are significant drivers of the profitability of our life insurance business and we have established our pricing assumptions to be consistent with our underwriting practices. We set pricing assumptions for expected claims, lapses and expenses based on our experience and other factors, while also considering the competitive environment. These other factors include:
- expected changes from relevant experience due to changes in circumstances, such as (i) revised underwriting procedures affecting future mortality and reinsurance rates, (ii) new product features, and (iii) revised administrative programs affecting sales levels, expenses, and client continuation or termination of policies; and
- observed trends in experience that we expect to continue, such as general mortality changes in the general population and better or worse policy persistency (the period over which a policy remains in force) due to changing economic conditions.

Under our current underwriting guidelines, we individually assess each insurable adult applicant and place each applicant into one of ten risk classifications that has specific criteria based on current health, medical history, and other risk factors. We may decline an applicant's request for coverage if his or her health or activities create unacceptable risks. Our PowerTerm and PrecisionTerm products cover one adult life per policy.

Independent sales representatives ask applicants a series of questions regarding the applicant's medical history and other risk factors. We may also consider information about the applicant from FCRA compliant third-party sources. If we believe that further information regarding an applicant's medical history is necessary, we use a third-party provider and its trained personnel to contact the applicant to obtain a more detailed medical history. The report resulting from this process is electronically transmitted to us and is evaluated in our underwriting process. Paramedical requirements may also be required.

To accommodate the significant volume of insurance business that we process, we and the independent sales force use specialized technology. We offer independent sales representatives an electronic life insurance application that supports our term life insurance products. Almost all of the life insurance applications we received in 2025 were submitted electronically via TurboApps. Independent sales representatives may utilize video collaboration tools to assist with the completion of the life insurance application and submit completed applications through TurboApps. Our PowerTerm and PrecisionTerm electronic life insurance applications have technology to streamline the application process and deliver a superior experience by using industry-standard security, identity verification (in the U.S. only), precise and real-time underwriting to speed up processing time and reduce errors in submitted applications. Electronic disclosure delivery and digital client signatures through third-party technology, seamless banking information importation, and simple policy language provide a convenient client experience.

Claims Management. Claims fall into three categories: death, waiver of premium (applicable to disabled policyholders who purchased this benefit for which we agree to waive life insurance premiums during a qualifying disability), or terminal illness. The claim may be reported by an independent sales representative, a beneficiary or, in the case of qualifying disability or terminal illness, the policyholder. Our insurance subsidiaries processed over 17,000 life insurance death benefit claims in 2025 on policies underwritten by us and sold by independent sales representatives. Following are the benefits paid by us for each category of claim:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Death	$ 1,764,049	$ 1,793,402	$ 1,779,822
Waiver of premium	65,191	61,816	57,737
Terminal illness [1]	20,674	20,510	16,433

[1] We consider claims paid for terminal illness to be loans made to the policyholder that are repaid to us from the death benefit upon the death of the insured.

In the United States, after coverage has been in force for two years, we may not contest the policy for misrepresentations in the application. The contestability period for suicide of the insured is one to two years depending on state regulation. In Canada, we have a similar two-year contestability period, but we are permitted to contest insurance fraud at any time. As a matter of policy, we do not contest any coverage issued by Primerica Life to replace the face amount of another insurance company's individual coverage to the extent the replaced coverage would not be contestable by the replaced company. We believe this approach helps independent sales representatives sell replacement policies, as it reassures clients that claims made under their replacement policies are not more likely to be contested as to the face amount replaced. Through our claims administration system, we record, process and pay the appropriate benefit for any reported claim. Our claims system is used by our home office claims adjusters to order medical and investigative reports from third-party providers, calculate amounts due to the beneficiary (including interest), and report payments to the appropriate reinsurance providers.

Primerica Life and NBLIC regularly consult the Social Security Administration's Death Master File in accordance with applicable state requirements. These processes help identify potential deceased insureds for whom claims have not been presented in the normal course of business. If unreported deaths are identified, Primerica Life and NBLIC attempt to determine if a valid claim exists, to locate beneficiaries, and to pay benefits accordingly.

Reinsurance. We use reinsurance primarily to reduce the volatility risk with respect to mortality. Since 1994, we have reinsured death benefits in the United States on a first dollar quota share yearly renewable term basis. Since 2012, we have reinsured death benefits in Canada on a first dollar quota share yearly renewable term basis. We pay premiums to each reinsurer based on rates in the applicable agreement.

We generally reinsure between 80% and 90% of the mortality risk for all term life insurance policies, excluding coverage under certain riders. We reinsure substandard cases in limited circumstances based on the extensive experience some of

our reinsurers have with substandard cases. A substandard case has a level of risk that is acceptable to us, but at higher premium rates than a standard case because of the health, habits or occupation of the applicant.

While most of our reinsurance agreements have indefinite terms, both we and our reinsurers are entitled to discontinue any reinsurance agreement as to future policies by giving advance notice of 90 days to the other party. Each reinsurer's ability to terminate coverage for existing policies is limited to circumstances such as a material breach of contract or nonpayment of premiums by us. Each reinsurer has the right to increase rates with certain restrictions. If a reinsurer increases rates, we have the right to immediately recapture the business. Either party may offset any balance due from the other party. For additional information on our reinsurance, see Note 1 (Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies) and Note 7 (Reinsurance) to our consolidated financial statements included elsewhere in this report.

Financial Strength Ratings. Ratings with respect to financial strength are an important factor in establishing our competitive position and maintaining public confidence in us and our ability to market products. Ratings organizations review the financial performance and condition of most insurers and provide opinions regarding financial strength, operating performance and ability to meet obligations to policyholders. For additional information, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financial Ratings."

Investment and Savings Products

We believe that many middle-income families have significant unmet retirement and savings needs. Independent sales representatives help our clients understand their current financial situations and how they can use time-tested financial principles, such as prioritizing personal savings, to reach their savings goals. Our product offerings include saving and investment vehicles that seek to meet the needs of clients in all stages of life.

Through PFS, PFS Investments, Primerica Life Canada, PFSL Investments Canada, and licensed independent sales representatives, we distribute and sell to our clients a variety of investment products: mutual funds; managed investments; variable, index-linked, fixed and fixed indexed annuities; and segregated funds. As of December 31, 2025, approximately 25,620 independent sales representatives were licensed to distribute mutual funds in the United States (including Puerto Rico) and Canada. As of December 31, 2025, approximately 13,655 independent sales representatives were licensed and appointed to distribute annuities in the United States and approximately 11,136 independent sales representatives were licensed to sell segregated funds in Canada.

Mutual Funds. In the United States, licensed independent sales representatives distribute mutual funds primarily from selected asset management firms that are on our proprietary platform. The selected firms have diversified product offerings, including domestic and international equity, fixed-income and money market funds. Each firm continually evaluates its fund offerings and adds new funds on a regular basis. Additionally, their product offerings reflect diversified asset classes and varied investment styles. We believe that these selected asset management firms provide funds that meet the investment needs of our clients.

During 2025, Franklin Templeton, Invesco, American Funds and Fidelity collectively accounted for approximately 99% of our mutual fund sales in the United States. Franklin Templeton and Invesco each have large wholesaling teams that support the independent sales force in distributing their mutual fund products. Our selling agreements with these firms all have indefinite terms and provide for termination at will.

A wholly owned indirect subsidiary of the Parent Company and affiliate of PFS Investments, Primerica Shareholder Services, Inc. ("PSS"), provides transfer agent recordkeeping services to investors who purchase shares of mutual funds offered by certain of our fund families through PFS Investments. In exchange for these services, PSS receives recordkeeping and account maintenance fees from the applicable fund company. PSS has retained BNY Mellon Asset Servicing to perform the necessary transfer agent recordkeeping services for these accounts on its proprietary SuRPAS system. PFS Investments serves as the Internal Revenue Service ("IRS") approved non-bank custodian for customers that open individual retirement accounts ("IRAs") (or certain other retirement accounts) with PFS Investments and invest in

shares of mutual funds offered by certain of our fund families. For these services, PFS Investments receives an annual custodian fee.

In Canada, PFSL Investments Canada serves as the exclusive principal distributor for two families of mutual funds (the "PD Funds") that are managed by well-established, unrelated investment fund managers. The PD Funds are: (i) the AGF Platform Funds, which consist of a range of mutual funds managed by AGF Investments Inc. ("AGF"); and (ii) the Mackenzie FuturePath Funds, which consist of a range of mutual funds managed by Mackenzie Financial Corporation. PFSL Investments Canada has an exclusive right to distribute the PD Funds and, as a principal distributor, it markets the PD Funds through its representatives. Like our U.S. fund family, the PD Funds asset management partners we have chosen in Canada have a diversified offering of equity, fixed-income and money market funds, including domestic and international funds with a variety of investment styles. Our model of offering PD Funds from more than one investment fund manager continues to be examined by Canadian regulators and may be modified.

In addition to the PD Funds, under limited circumstances, PFSL Investments Canada can offer investments in mutual funds that it marketed prior to the launch of the PD Funds, which include the Primerica-branded Concert™ Series funds and other non-proprietary funds (collectively, the "Legacy Canada Mutual Funds"). PFSL Fund Management is the Investment Fund Manager of the Concert™ Series funds. These limited circumstances primarily consist of pre-authorized purchases made pursuant to a systematic investment plan for clients already invested in these funds. Our Concert™ Series funds consist of six different asset allocation funds and a money market fund with varying investment objectives. Each Concert™ Series fund is a fund of funds that allocates fund assets among equity, income and money market mutual funds of AGF. The asset allocation within each Concert™ Series fund is determined on an advisory contract basis by a third-party investment advisor.

A key part of our investment philosophy for our clients is the long-term benefits of dollar cost averaging through systematic investing. To accomplish this, we assist our clients by facilitating monthly contributions to their investment accounts by bank drafts against their checking accounts for as little as $25 per month. During the year ended December 31, 2025, average client assets held in individual retirement accounts in the United States and Canada accounted for an estimated 74% and 62%, respectively, of total average client account assets. The Canadian counterpart to IRAs in the United States are Registered Retirement Savings Plans ("RRSPs"). RRSPs and IRAs behave similarly, providing tax advantaged treatment and enabling clients to earn income on a tax-deferred basis. Our high concentration of retirement plan accounts and our systematic savings philosophy are beneficial to us as these accounts tend to have lower redemption rates than the industry and, therefore, generate more recurring asset-based revenues.

In the United States, we also offer Employer Sponsored Retirement Plans ("ESRP"), such as 401(k) plans, primarily to small and medium-sized businesses. The ESRPs we distribute are offered by a limited number of third-party providers, including American Funds Distributors, Inc., Equitable Distributors, LLC and VOYA Financial, Inc., which together account for most of our ESRP business. In addition, we distribute 457(b) plans to governmental entities. Our licensed independent sales representatives generally provide educational and administrative services with respect to ESRPs, which include helping our ESRP clients understand the benefits of offering a tax-deferred retirement plan and assisting their employees to realize the need to save for retirement and the benefits of doing so in an ESRP.

Managed Investments. PFS Investments (dba Primerica Advisors) is a registered investment advisor in the United States, and it offers a managed investments program, Primerica Advisors Lifetime Investment Program (the "Lifetime Investment Program"), which we launched in 2017. The Lifetime Investment Program is a robust advisory offering designed for clients who have at least $25,000 of investable assets. It provides our customers access to investment models designed and managed by several unaffiliated investment advisers. PFS Investments, as sponsor and portfolio manager of the program, evaluates models for inclusion in the program and conducts ongoing due diligence of the models and unaffiliated investment advisers made available through the program. As of December 31, 2025, we used 12 unaffiliated investment advisers. Primerica Brokerage Services, Inc. ("PBSI"), a wholly owned affiliate of Primerica, is the introducing broker-dealer for customer accounts managed through the Lifetime Investment Program. Pershing LLC ("Pershing"), an unaffiliated

clearing firm, provides custody, trade execution, clearing, settlement and related services through a fully disclosed clearing agreement with PBSI.

Variable Annuities. U.S. securities licensed independent sales representatives distribute variable annuities issued by American General Life Insurance Company and its affiliates ("Corebridge"), Equitable Financial Life Insurance Company ("Equitable Life"), Lincoln National Life Insurance Company and its affiliates ("Lincoln National") and Brighthouse Life Insurance Company ("Brighthouse Life"). Variable annuities are insurance products that enable our clients to invest in accounts with attributes similar to mutual funds, but also have benefits not found in mutual funds, including death benefits that protect beneficiaries from losses due to a market downturn and income benefits that guarantee future income payments for the life of the policyholder(s). We also offer index-linked annuities issued by Equitable Life, Brighthouse Life and Lincoln National. Index-linked annuities are insurance contracts that provide investors with potential growth, subject to a cap, and partial downside protection against losses. Gains and losses are measured over a fixed period, typically three to six years, based on the performance of a securities index. Although linked to an index, an investment in these contracts does not involve ownership of any underlying portfolio securities by the client. Each of these companies bears the insurance risk on its variable annuities and index-linked variable annuities that we distribute.

Fixed Indexed Annuities. We offer fixed indexed annuity products in the U.S. through Corebridge, Lincoln National, Trans-Oceanic Life Insurance Company (Puerto Rico) ("Trans-Oceanic Life"), and Universal Life Insurance Company (Puerto Rico) ("Universal Life"). These products combine safety of principal and guaranteed rates of return with additional investment options tied to equity market indices that allow for returns that move based on the performance of an index. We believe these and other fixed annuity products give both life and securities representatives more ways to assist our clients with their retirement planning needs.

Fixed Annuities. In Puerto Rico, we currently offer two fixed annuity products: a fixed annuity and a fixed bonus annuity underwritten by Corebridge, Trans-Oceanic Life, and Universal Life. These products provide guarantees against loss with several income options.

Segregated Funds. In response to Canadian regulatory changes, we signed an agreement with The Canada Life Assurance Company ("Canada Life"), a third-party insurance company, to distribute segregated fund contracts underwritten by Canada Life. In 2025, we rolled out our distribution of these contracts as our primary segregated fund product offering.

In Canada, we have underwritten segregated fund products, branded as our Common Sense Funds™, that have some of the characteristics of our variable annuity products distributed in the United States. Our Common Sense Funds™ are underwritten by Primerica Life Canada and offer our clients the ability to participate in a diversified managed investments program that can be opened for as little as $25. While the assets and corresponding liability (reserves) are recognized on our consolidated balance sheets, the assets are held in separate accounts for the benefit of the segregated fund contract owners and are not commingled with the general assets of the Company. As a result of Canadian regulatory changes that became effective in June 2023, sales of segregated funds products underwritten by Primerica Life Canada have significantly decreased.

There are three fund products within our Common Sense Funds™ segregated funds: the Asset Builder Funds, the Strategic Retirement Income Fund ("SRIF"), and a money market fund known as the Cash Management Fund. The investment objective of Asset Builder Funds is long-term capital appreciation combined with some guarantee of principal. Unlike mutual funds, our Asset Builder Funds product guarantees clients at least 75% of their net contributions (net of withdrawals) at the earlier of the date of their death or at the Asset Builder Funds' maturity date, which is selected by the client. The portfolio consists of both equities and fixed-income securities with the equity component consisting of a pool of primarily large cap Canadian and U.S. equities and the fixed-income component consisting of Canadian federal government zero coupon treasuries and government-backed floating rate notes. The portion of the Asset Builder Funds' portfolio allocated to zero coupon treasuries are held in sufficient quantity to satisfy the guarantees payable at the maturity date of each Asset Builder Fund. As a result, our potential loss exposure is very low as it comes from the guarantees payable upon the death of the client prior to the maturity date.

The investment objective of the SRIF is to provide income during retirement plus the opportunity for modest capital appreciation. The SRIF product guarantees clients 75% of their net contributions (net of withdrawals) at the earlier of the date of their death or age 100. The portfolio consists of both equities and fixed-income securities, with the equities consisting of a pool of primarily large cap Canadian and U.S. equities that are capped at 25% of the portfolio. The balance is a fixed-income portfolio consisting of investment-grade government and corporate bonds. The high quality of the investments and the percentage cap on equities results in a relatively low potential loss exposure. All accounts in the SRIF are held as Registered Retirement Income Funds which carry government-mandated minimum annual withdrawals. Similar to the Asset Builder Funds, our potential exposure for loss associated with the SRIF is very low because its investment allocations are conservatively aligned with the risks of the client contracts.

The Cash Management Fund invests in government guaranteed short-term bonds and short-term commercial and bank papers, with the principal investment objective being the provision of interest income while maintaining liquidity and preserving capital.

With the guarantee level at 75% and in light of the time until the scheduled maturity of our Common Sense Funds™ segregated funds contracts, we currently do not believe it is necessary to allocate any corporate capital as reserves for segregated fund contract benefits.

Investment and Savings Products Revenue. In the United States, we earn fee revenue from our Investment and Savings Products business in three ways: up front commissions and payments earned on the sale of such products; trailing fees and payments earned based upon client asset values; and account-based revenue. On the sale of mutual funds (not including managed investments) and annuities, we earn a dealer re-allowance or commission on new purchases as well as trail commissions on the assets held in our clients' accounts. We also receive marketing and distribution fees from most of our mutual fund and annuity providers and asset managers participating in the Lifetime Investment Program. These payments are typically a percentage of sales or a percentage of the clients' total asset values, or a combination of both. For investments in the Lifetime Investment Program, we receive asset-based fees as compensation for the investment advisory and other administrative services we provide to investors.

As the IRS-approved non-bank custodian for certain funds noted above, PFS Investments receives an annual custodian fee on a per-account basis. As explained above, PSS receives transfer agent recordkeeping fees for the services it provides to the fund families noted above in the "Mutual Funds" section. Recordkeeping fees are received on a per-position basis, so that accounts with multiple fund positions generate a recordkeeping fee for each position.

Because the total amount of these fees fluctuates with the number of such accounts and positions within those accounts, the opening or closing of accounts has a direct impact on our revenues. From time to time, the fund companies for which we provide these services request that accounts or positions with small balances be closed.

In Canada, we earn revenue from the distribution of PD Funds primarily in the form of fees paid based upon client asset values, which include dealer services fees that are paid monthly to us by clients and principal distributor fees which are paid to us on a periodic basis by the PD Funds asset managers. PFSL Investments Canada also earns revenue from sales-based up-front commissions on PD Funds if such commissions are negotiated between investors and PFSL Investments Canada independent sales representatives. PFSL Investments Canada may also earn annual account maintenance fees for PD Funds client accounts under certain conditions. PFSL Investments Canada continues to earn revenue from Legacy Canada Mutual Funds in the form of up-front commissions on mutual fund sales (only if negotiated between the independent sales representative and the investor) and fees based upon client asset values. For segregated fund products underwritten by Primerica Life Canada, we earn revenue primarily from fees based upon client asset values in the form of investment advisory fees. For segregated fund contracts underwritten by Canada Life, we receive an ongoing trail commission as well as a revenue share based on the value of the assets in the segregated fund contracts. We may also earn deferred sales charges for early withdrawals at an annual declining rate within seven years of an investor's contribution date for segregated funds contracts underwritten by Primerica Life Canada and entered into prior to June 2023. We may also earn revenue from sales-based up-front commissions paid by the investor (if such commissions are

negotiated between investors and the independent sales representatives) or from sales-based up-front commissions paid by Canada Life (subject to chargeback upon early withdrawal by the investor).

Other Distributed Products

In the United States, we distribute other products, including mortgage loans through mortgage-licensed loan originators, prepaid legal services, auto and homeowners' insurance referrals and home automation solutions. In Canada, we offer mortgage loan referrals, auto and homeowners' insurance referrals and insurance offerings for small businesses. While some of these products are Primerica-branded, all of them are underwritten or otherwise provided by a third party.

We have a contractual arrangement with Rocket Mortgage, LLC ("Rocket Mortgage"), a mortgage lender, whereby Primerica Mortgage, LLC ("Primerica Mortgage"), a state-licensed mortgage broker, offers refinance mortgages, purchase-money, and second mortgages through its mortgage loan originator licensed representatives. We also have a program with Spring EQ LLC, a mortgage lender, whereby Primerica Mortgage offers second mortgages and home equity lines of credit through its mortgage loan originator licensed representatives. In 2025, we continued to expand our mortgage program into new states.

We receive compensation from the mortgage lenders for each closed loan based on a fixed percentage of the loan amount (subject to regulatory maximums) for mortgage brokering services provided and pay compensation to the representatives for services rendered, also based on a fixed percentage of the loan amount.

We offer our U.S. and Canadian clients a Primerica-branded prepaid legal services program on a subscription basis that is underwritten and provided by Pre-Paid Legal Services, Inc. The prepaid legal services program offers a network of attorneys in all states, and certain provinces and territories, to assist subscribers with legal matters such as drafting wills, living wills and powers of attorney, trial defense and motor vehicle-related matters. We receive commissions based on sales and renewals of these subscriptions and pay compensation to the representatives based on commissions we collect.

We have a contractual arrangement with Answer Financial, Inc. ("Answer Financial"), an independent insurance agency, whereby U.S. independent sales representatives refer clients to Answer Financial to receive multiple, competitive auto and homeowners' insurance quotes. Answer Financial's comparative quote process allows clients to easily identify the underwriter that is most competitively priced for their type of risk. We receive commissions based on completed auto and homeowners' placement of insurance and policy renewals and pay independent sales representatives a flat referral fee for each completed application and policy renewal.

We have a contractual arrangement with Vivint, Inc. ("Vivint"), a company that offers homeowners in the U.S. a comprehensive suite of products and services to protect and remotely control, monitor and manage their homes using any Internet-connected smart device. We receive commissions based on referrals that result in a subscription to Vivint's home services and pay independent sales representatives a referral fee for each such subscription.

In the Canadian provinces of Alberta, Ontario and British Columbia (with respect to homeowners' insurance only), we have an arrangement with SurexDirect.com Ltd. ("Surex Direct"), an independent insurance agency, whereby independent sales representatives refer clients to Surex Direct to receive multiple, competitive auto, commercial, and homeowners' insurance quotes. Surex Direct's comparative quote process allows clients to easily identify the underwriter that is most competitively priced for their type of risk. We receive referrals based on completed auto, commercial, and homeowners' placement of insurance and policy renewals and pay independent sales representatives a flat referral fee for each completed application and policy renewal.

In Canada, we have a referral program for mortgage loan products offered by third-party lender 8Twelve Mortgage Corp. Due to regulatory requirements, independent sales representatives in Canada only refer clients to the lender and are not involved in the loan application and closing process. We receive referral fees based on the funded loan amount and, in turn, pay a commission to independent sales representatives.

In Canada, we offer insurance products, including supplemental medical and dental, accidental death, and disability, to small businesses. These insurance products are underwritten and provided by The Edge Benefits Inc. and its affiliates. We receive a commission based on sales and renewals of these policies.

Regulation

Our business is subject to extensive laws and governmental regulations, including administrative determinations, court decisions and similar constraints. The purpose of the laws and regulations affecting our business is primarily to protect our clients and other consumers. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations.

Regulatory authorities periodically make inquiries regarding compliance by us and our subsidiaries with insurance, securities, mortgage and other laws and regulations regarding the conduct of our insurance, securities, and mortgage businesses. At any given time, a number of financial or market conduct examinations of our subsidiaries may be ongoing. We cooperate with such inquiries and take corrective action when warranted.

Regulation of Our Insurance Business. Primerica Life, as a Tennessee-domiciled insurer, is regulated by the Tennessee Department of Commerce and Insurance and is licensed to transact business in the United States (except New York), and most U.S. territories. NBLIC, as a New York-domiciled life insurance underwriting company and a wholly owned subsidiary of Primerica Life, is regulated by the New York State Department of Financial Services and is licensed to transact business in all 50 U.S. states, the District of Columbia and the U.S. Virgin Islands.

State insurance laws and regulations regulate all aspects of our U.S. insurance business. Such regulation is vested in state agencies having broad administrative and, in some instances, discretionary power dealing with many aspects of our business, which may include, among other things, premium rates and increases thereto, reserve requirements, marketing practices, advertising, privacy, policy forms, algorithmic underwriting, grace periods, reinsurance reserve requirements, acquisitions, mergers, and capital adequacy.

Our U.S. insurance subsidiaries are required to file certain annual, quarterly and periodic reports with the supervisory agencies in the jurisdictions in which they do business, and their business and accounts are subject to examination by such agencies at any time. These examinations generally are conducted under National Association of Insurance Commissioners ("NAIC") guidelines. Under the rules of these jurisdictions, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business. Our most recently completed examinations of the financial condition and affairs of Primerica Life and NBLIC, as well as Vidalia Re, Inc. ("Vidalia Re"), a special purpose financial captive insurance company and wholly owned subsidiary of Primerica Life, performed by the respective domiciliary state insurance departments for the fiscal years ended December 31, 2015 through December 31, 2019, were completed during 2021 with no material findings or recommendations noted. As of December 31, 2025, Primerica Life, NBLIC, and Vidalia Re were undergoing regularly scheduled financial condition examinations for the fiscal years ended December 31, 2020 through December 31, 2024 by the respective domiciliary state insurance departments.

Primerica Life Canada is federally incorporated and provincially licensed and is required to file periodic reports with Canadian regulatory agencies. It transacts business in all Canadian provinces and territories. Primerica Life Canada is regulated federally by the Office of the Superintendent of Financial Institutions Canada ("OSFI") and provincially by the Superintendents of Insurance for each province and territory. Canadian federal and provincial insurance laws regulate all aspects of our Canadian insurance business. OSFI regulates insurers' corporate governance, financial and prudential oversight, and regulatory compliance, while provincial and territorial regulators oversee insurers' market conduct practices and related compliance.

Primerica Life Canada files quarterly and annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") and other locally accepted standards with OSFI in compliance with legal and regulatory requirements. OSFI conducts periodic detailed examinations of insurers' business and financial practices, including the

control environment, internal and external auditing and capital adequacy, surpluses and related testing, legislative compliance and appointed actuary requirements. These examinations also address regulatory compliance with anti-money laundering practices, outsourcing, related-party transactions, privacy and corporate governance. Provincial regulators conduct periodic market conduct examinations of insurers doing business in their jurisdictions.

In addition to federal and provincial oversight, Primerica Life Canada is also subject to the guidelines set out by the Canadian Life and Health Insurance Association ("CLHIA"). CLHIA is an industry association that works closely with federal and provincial regulators to establish market conduct guidelines and sound business and financial practices addressing matters such as independent sales representative suitability and screening, insurance illustrations and partially guaranteed savings products.

The laws and regulations governing our U.S. and Canadian insurance businesses include numerous provisions governing the marketplace activities of insurers, including policy filings, payment of insurance commissions, disclosures, advertising, product replacement, sales and underwriting practices and complaints and claims handling. The state insurance regulatory authorities in the United States and the federal and provincial regulators in Canada generally enforce these provisions through periodic market conduct examinations.

In addition, most U.S. states and Canadian provinces and territories, as well as the Canadian federal government, have laws and regulations governing the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, reinsurance and requirements of capital adequacy. As discussed previously, U.S. state insurance law and Canadian provincial insurance law also require certain licensing of insurers and their agents.

Insurance Holding Company Regulation; Limitations on Dividends. The states in which our U.S. insurance subsidiaries are domiciled have enacted legislation and adopted regulations regarding insurance holding company systems. These laws require registration of, and periodic reporting by, insurance companies domiciled within the jurisdiction that control, or are controlled by, other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them.

The Parent Company is a holding company that has no significant operations. Our primary asset is the capital stock of our subsidiaries, and our primary liability is $600.0 million in principal amount of senior unsecured notes (the "Senior Notes"). As a result, we depend on dividends or other distributions from our insurance and other subsidiaries as the principal source of cash to meet our obligations, including the payment of interest on, and repayment of, principal of any debt obligations.

The states in which our U.S. insurance subsidiaries are domiciled impose certain restrictions on our insurance subsidiaries' ability to pay dividends to us. In Canada, dividends can be paid subject to the paying insurance company's continuing compliance with regulatory requirements and upon notice to OSFI. We determine the dividend capacity of our insurance subsidiaries using statutory accounting principles ("SAP") promulgated by the NAIC and each subsidiary's domiciliary state in the United States and using IFRS in Canada.

The following table sets forth the amount of cash and distributions paid or payable by our direct insurance subsidiaries:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Primerica Life	$ 271,700	$ 290,000	$ 330,000
Primerica Life Canada	45,256	21,759	22,348

For additional information on dividend capacity and restrictions, see Note 17 (Statutory Accounting and Dividend Restrictions) to our consolidated financial statements included elsewhere in this report.

Policy and Contract Reserve Sufficiency Analysis. Under the laws and regulations of their jurisdictions of domicile, our U.S. insurance subsidiaries are required to conduct annual analyses of the sufficiency of their life insurance statutory reserves.

In addition, other U.S. jurisdictions in which our U.S. subsidiaries are licensed may have certain reserve requirements that differ from those of their domiciliary jurisdictions. In each case, a qualified actuary must submit an opinion that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, then the affected insurer must set up additional reserves by moving funds from surplus. Our U.S. insurance subsidiaries most recently submitted these opinions without qualification to applicable insurance regulatory authorities.

Primerica Life Canada is also required to conduct regular analyses of the sufficiency of its life insurance statutory reserves. Life insurance reserving and reporting requirements are completed by Primerica Life Canada's appointed actuary. Materials provided by the appointed actuary are filed with OSFI as part of our annual filing and are subject to OSFI's review. Based upon this review, OSFI may institute remedial action against Primerica Life Canada as OSFI deems necessary. Primerica Life Canada has not been subject to any such remediation or enforcement by OSFI.

Surplus and Capital Requirements. U.S. insurance regulators have the discretionary authority, in connection with the ongoing licensing of our U.S. insurance subsidiaries, to limit or prohibit the ability of an insurer to issue new policies if, in the regulators' judgment, the insurer is not maintaining a minimum amount of surplus or is in hazardous financial condition. Insurance regulators may also limit the ability of an insurer to issue new life insurance policies and annuity contracts above an amount based upon the face amount and premiums of policies of a similar type issued in the prior year. We do not believe that the current or anticipated levels of statutory surplus of our U.S. insurance subsidiaries present a material risk that any such regulator would limit the amount of new policies that our U.S. insurance subsidiaries may issue.

The NAIC has established risk-based capital ("RBC") standards for U.S. life insurance companies, as well as a risk-based capital model act (the "RBC Model Act") that has been adopted by the state insurance regulatory authorities. The RBC Model Act provides that life insurance companies must submit an annual RBC report to state regulators regarding their RBC based upon four categories of risk: asset risk; insurance risk; interest rate risk; and business risk. For each category, the capital requirement is determined by applying factors that vary based upon the degree of risk to various asset, premium and policy benefit reserve items. The formula is intended to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. If an insurer's RBC falls below specified levels, then the insurer would be subject to different degrees of regulatory action depending upon the level. These actions range from requiring the insurer to propose actions to correct the capital deficiency to placing the insurer under regulatory control.

In Canada, OSFI has authority to request an insurer to enter into a prudential agreement implementing measures to maintain or improve the insurer's safety and soundness. OSFI also may issue orders to an insurer directing it to refrain from unsafe or unsound practices or to take action to remedy financial concerns. OSFI has neither requested that Primerica Life Canada enter into any prudential agreement nor issued any order against Primerica Life Canada.

In Canada, OSFI requires federally-regulated life insurance companies to maintain adequate capital in accordance with regulatory Capital Guidelines. The Capital Guidelines define and establish criteria and limits for determining an insurer's required capital to support defined risks and the amount of qualifying regulatory available capital. In addition, OSFI requires companies to set internal target levels of capital sufficient to provide for all risks of the insurer, including risks specified in OSFI's Capital Guidelines.

NAIC Pronouncements and Reviews. The NAIC promulgates model insurance laws and regulations for adoption by the states in order to standardize insurance industry accounting and reporting guidance. Although many state regulations emanate from NAIC model statutes and pronouncements, SAP continue to be established by individual state laws, regulations and permitted practices. Certain changes to NAIC model statutes and pronouncements, particularly as they affect accounting issues, may take effect automatically without affirmative action by a given state. With respect to some financial regulations and guidelines, non-domiciliary states sometimes defer to the interpretation of the insurance

department of the state of domicile. However, neither the action of the domiciliary state nor the action of the NAIC is binding on a non-domiciliary state. Accordingly, a non-domiciliary state could choose to follow a different interpretation.

The NAIC has established guidelines to assess the financial strength of insurance companies for U.S. state regulatory purposes. The NAIC conducts annual reviews of the financial data of insurance companies primarily through the application of certain financial ratios prepared on a statutory basis. The annual statements are submitted to state insurance departments to assist them in monitoring insurance companies in their states.

Statutory Accounting Principles. SAP is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer's ability to pay all of its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer's domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations determine, among other things, the amounts our insurance subsidiaries may ultimately pay to us as dividends, and they differ in many instances from U.S. generally accepted accounting principles ("U.S. GAAP"), which are designed to measure a business on a going-concern basis. Under U.S. GAAP, incremental direct costs of successful policy acquisitions are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under U.S. GAAP is based in part upon best estimate assumptions made by the insurer. U.S. GAAP-basis stockholders' equity represents the ownership interest in the U.S. GAAP-measured net assets held by stockholders. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with U.S. GAAP will be different from those reflected in financial statements prepared under SAP.

State Insurance Guaranty Funds Laws. Under most state insurance guaranty fund laws, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. In addition, assessments may be partially offset by credits against future state premium taxes.

Other Regulatory Changes. From time to time, various jurisdictions make changes to the state or provincial licensing examination process that may make it more difficult for independent sales representatives to obtain their life insurance licenses. In addition, certain jurisdictions have passed laws or proposed regulations that require insurers and insurance agents in the sale of life insurance, including term life insurance and annuities, to disclose conflicts of interest to consumers or meet standards of care requiring that their advice be in the customer's best interest. The impact on our business and the level of resources necessary to conform to such new regulations will vary depending on the extent of changes required and the jurisdictions that adopt such regulations.

Regulation of Our Investment and Savings Products Business. PFS Investments is registered with, and regulated by, FINRA and the Securities and Exchange Commission ("SEC") as a broker-dealer. PFS Investments operates as an introducing broker-dealer, which does not hold client accounts. As an investment adviser, PFS Investments is registered with and regulated by the SEC and markets its advisory services under the name Primerica Advisors. PFS Investments also is subject to regulation by the Department of Labor ("DOL") with respect to certain retirement plans, and by state securities agencies.

PFS Investments is registered in all 50 U.S. states and certain territories. All aspects of PFS Investments' business are regulated, including sales methods and charges, trade practices, the use and safeguarding of customer securities, capital structure, recordkeeping, data protection, conduct and supervision of registered representatives.

PFS Investments is required to file quarterly reports as well as annual audited financial statements with the SEC pursuant to Section 17 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-5 thereunder. PFS Investments is subject to minimum net capital requirements, as mandated by Rule 15c3‑1 of the Exchange Act.

In the United States, clients acquire securities products from PFS Investments in either a brokerage or advisory relationship. In a brokerage relationship, a PFS Investments registered representative making recommendations is subject to a "best interest" standard under SEC regulations and FINRA rules and, in some cases, state rules. PFS Investments

markets mutual funds and variable annuities on a brokerage basis. In an advisory relationship, namely our managed investment offerings, PFS Investments and its investment advisory representative have a fiduciary obligation to the client and conduct ongoing monitoring of the client's investments. PFS Investments' independent sales representatives making recommendations with respect to retirement accounts also may have fiduciary obligations under DOL regulations.

In its capacity as a non-bank IRA custodian, PFS Investments is regulated by the IRS.

PBSI is registered with, and regulated by, FINRA and the SEC, and is registered in all 50 U.S. states and certain territories. PBSI operates as the introducing broker-dealer for the accounts managed through the Lifetime Investment Program and does not hold customer accounts. PBSI introduces all accounts to Pershing, an unaffiliated clearing firm that provides order execution, custody, clearing, settlement and related services to PBSI's customers. PBSI is required to file quarterly reports as well as annual audited financial statements with the SEC pursuant to Section 17 of the Exchange Act, and Rule 17a-5 thereunder. PBSI is subject to minimum net capital requirements as mandated by Rule 15c3-1 of the Exchange Act.

PSS is registered with the SEC as a transfer agent and, accordingly, is subject to SEC rules and examinations. Acting in this capacity, PSS provides certain shareholder services to mutual fund accounts held on the PSS platform.

PFSL Investments Canada is a mutual fund dealer registered with and regulated by the Canadian Investment Regulatory Organization ("CIRO"), the national self-regulatory organization that overseas all investment dealers, mutual fund dealers and trading activity on Canada's debt and equity marketplaces. PFSL Investments Canada is also registered with provincial and territorial securities commissions throughout Canada (collectively referred to as the Canadian Securities Administrators ("CSA")). As a registered mutual fund dealer, PFSL Investments Canada performs the suitability review of mutual fund investment recommendations, and like our U.S. broker-dealers, it does not hold client accounts. PFSL Investments Canada is subject to the rules and regulations established by the CSA for the sale of securities, which include standards of conduct for the firm and its independent sales representatives.

PFSL Investments Canada is required to file monthly and annual financial statements and reports with CIRO that are prepared to comply with the prescribed CIRO reporting requirements. CIRO has established a risk adjusted capital standard for mutual fund dealers. Its formula is designed to provide advance warning of a member encountering difficulties. If a mutual fund dealer falls below specified levels, then restrictions would apply until rectified, including not being able to act on certain matters without prior written consent from CIRO.

The independent sales representatives in Canada are required to be registered in the provinces and territories in which they do business, including regulation by the Autorité des marchés financiers in Quebec, and are also subject to regulation by CIRO. These regulators have broad administrative powers, including the power to limit or restrict the conduct of our business and impose censures or fines for failure to comply with the law or regulations.

PFSL Fund Management in Canada is registered as an Investment Fund Manager in connection with our Concert™ Series mutual funds and is regulated by provincial securities commissions.

PFSL Fund Management is required to file quarterly and annual financial statements with the Ontario Securities Commission ("OSC") prepared to meet the requirements of National Instrument 31-103, Registration Requirements, Exemptions and Ongoing Registrant Obligations, based on the financial reporting framework specified in National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards. PFSL Fund Management is required to maintain a minimum level of capital and file its quarterly and annual calculation of excess working capital with the OSC. As an Investment Fund Manager, PFSL Fund Management is required to file periodic reports with provincial and territorial securities commissions throughout Canada for its Concert™ Series mutual funds. Such reports include semi-annual and annual financial statements prepared in accordance with IFRS.

Segregated funds underwritten by Primerica Life Canada are separate accounts of Primerica Life Canada, are regulated by OSFI, and are included as part of the quarterly and annual financial statement filings for Primerica Life Canada. In addition, these segregated funds are subject to the guidelines set out by the CLHIA.

Regulation of Our Mortgage Brokerage Business. In the United States, state mortgage banking, brokering and lending laws regulate our mortgage brokerage business. Primerica Mortgage is regulated in the U.S. at the state and local level by state banking commissioners and other equivalent regulators and at the federal level principally by the Consumer Financial Protection Bureau. Our mortgage brokerage business must comply with the laws, rules and regulations, as well as judicial and administrative decisions, in all of the jurisdictions in which we are licensed to offer mortgage loans, as well as an extensive body of federal laws and regulations. These state and federal laws and regulations address the type of loan products that can be offered to consumers through predatory lending and high cost loan laws and the type of licenses that must be obtained by individuals and entities seeking to solicit mortgage loan applications from consumers. As a mortgage broker licensee, Primerica Mortgage is subject to periodic examinations by regulators.

To offer mortgage loan products, Primerica Mortgage must hold an active mortgage company license in each state in which mortgage products are offered. Independent sales representatives engaged in the mortgage loan brokerage business must also be individually licensed as mortgage loan originators (and in some states also licensed as mortgage brokers) by each state in which they do business and be sponsored in the Nationwide Multistate Licensing System to conduct mortgage loan brokerage business exclusively on behalf of Primerica Mortgage.

In addition, our mortgage brokerage business is subject to various other federal laws, including the Truth In Lending Act and its implementing regulation, Regulation Z, the Equal Credit Opportunity Act and its implementing regulation, Regulation B, the Fair Housing Act and the Home Ownership Equity Protection Act. We are also subject to the Real Estate Settlement Procedures Act and its implementing regulation, Regulation X, which requires timely disclosures related to the nature and costs of real estate settlement amounts and, along with the Truth In Lending Act and its implementing regulation, Regulation Z, limits those costs, compensation, and incentives to amounts unrelated to the terms of a mortgage loan and reasonably related to the services performed. We are also subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing regulations.

In Canada, our loan activities are more limited and the independent sales representatives only provide mortgage loan referrals to 8Twelve Mortgage Corp. The independent sales representatives are not required to obtain mortgage loan licensure from any regulatory entity to make these referrals.

Other Laws and Regulations. Our business is subject to a number of additional laws and regulations.

The USA Patriot Act of 2001 (the "Patriot Act") contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information. Similarly, federal and state laws and regulations also govern the disclosure and security of consumer health information. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others (including certain life insurers), the physical and procedural safeguards employed to protect the security of that information and the electronic storage and transmission of such information. Congress and state legislatures are expected to consider additional legislation relating to privacy and other aspects of consumer information.

The Federal Trade Commission, through the Federal Trade Commission Act, is responsible for protecting consumers and competition by preventing anticompetitive, deceptive, and unfair business practices. This includes regulation of deceptive trade practices such as pyramiding and unsubstantiated earnings or lifestyle claims in advertisements, including on social media.

The Gramm-Leach-Bliley Act ("GLBA") regulates the use and disclosure of certain data that we collect from consumers, and it requires us to provide consumers with notice regarding how their nonpublic personal health and financial information is

used and the opportunity to "opt out" of certain disclosures before sharing such information with third parties. GLBA generally requires safeguards for the protection of personal information.

The Telephone Consumer Protection Act of 1991 restricts telemarketing and the solicitation of customers without proper consent.

The Financial Consumer Agency of Canada ("FCAC"), a Canadian federal regulatory body, is responsible for ensuring that federally regulated financial institutions, which include Primerica Life Canada, comply with federal consumer protection laws and regulations, voluntary codes of conduct and their own public commitments. The Financial Transactions and Reports Analysis Centre of Canada is Canada's financial intelligence unit. Its mandate includes ensuring that entities subject to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act comply with reporting, recordkeeping and other obligations under that act. We are also subject to privacy laws under the jurisdiction of federal and provincial privacy commissioners and the consumer complaints provisions of federal insurance laws under the mandate of the FCAC, which requires insurers to belong to a complaints ombud-service and file a copy of their complaints handling policy with the FCAC.

Competition

We operate in a highly competitive environment with respect to the sale of financial products and the retention of the more productive members of the independent sales force. Competitors with respect to our term life insurance products consist both of stock and mutual insurance companies, as well as other financial intermediaries. Competitive factors affecting the sale of life insurance products include the level of premium rates, benefit features, risk selection practices, compensation of independent sales representatives and financial strength ratings from ratings agencies such as A.M. Best.

In offering our securities products, independent sales representatives compete with a range of other advisers, broker-dealers and direct channels, including wirehouses, regional broker-dealers, independent broker-dealers, insurers, banks, asset managers, registered investment advisers, mutual fund companies and other direct distributors. The mutual funds that we offer face competition from other mutual fund families and alternative investment products, such as exchange-traded funds, while our managed investment programs compete with other fee-based advisory services offered by financial services firms. Our annuity products compete with products from numerous other companies. Competitive factors affecting the sale of annuity products include price, product features, investment performance, commission structure, perceived financial strength, claims-paying ratings, service and distribution capabilities.

Privacy and Information Security

Our business prioritizes maintaining a secure, confidential environment for our clients, employees and other partners' information. We have built sophisticated information technology platforms to support our clients and operations and the independent sales force. Our data center houses an enterprise-class IBM mainframe as well as modern distributed and cloud technology infrastructure. Our business applications, many of which are proprietary, are supported by application developers and data center staff.

Primerica's information security teams provide services, including project consulting, threat management, application and infrastructure assessments, secure configuration management, and information security administration. Additionally, we support advanced business continuity and disaster recovery capabilities.

For a discussion of the Company's risk management, strategy, and governance related to cybersecurity, see "Item 1C. Cybersecurity", which is incorporated herein by reference.

Human Capital Management

Employees

General. The following table provides information about our 2,833 employees as of December 31, 2025.

	U.S.	Canada
Full-time employees	2,014	287
Part-time employees	16	-
On-call and temporary employees [1]	500	16
Total	2,530	303

[1] Represents employees who provided services on an as-needed or temporary basis.

The following table provides information about the diversity of our U.S. employees[1] at December 31, 2025:

	Female	Male	Asian/Pacific Islander	Black or African American	Hispanic or Latino	Other [6]	White
Executive Management [2]	52.4%	47.6%	6.0%	11.9%	2.4%	0.0%	79.7%
Non-Executive Management [3]	60.9%	39.1%	5.7%	24.4%	9.3%	0.0%	60.6%
Professionals [4]	54.9%	45.1%	18.3%	25.6%	8.4%	2.2%	45.5%
All Other Employees [5]	69.0%	31.0%	5.4%	36.9%	16.6%	4.4%	36.7%
	62.8%	37.2%	9.4%	30.7%	12.5%	2.9%	44.5%

[1] Reflects U.S. employees only as comparable data is not required by law to be collected in Canada.
[2] Includes Primerica employees at the Senior Vice President level and above.
[3] Includes Primerica employees at the Assistant Vice President and Vice President levels, and non-Assistant Vice President managers.
[4] All remaining exempt (as defined by the Fair Labor Standards Act) employees.
[5] All remaining non-exempt employees.
[6] Includes employees with two or more races and employees who choose not to disclose their race.

The Corporate Governance Committee (the "Corporate Governance Committee") of our Board of Directors (the "Board of Directors" or "Board") has responsibility for oversight of our human capital management initiatives. Our Chief People Officer is responsible for the development and implementation of our human capital management strategy. Identifying, developing, and fostering a diverse workforce is at the center of our efforts to ensure that all employees have opportunities that allow them to learn, grow and thrive at Primerica.

Primerica prides itself on having a collaborative culture with our employees. As such, none of our employees are members of any labor union, and we have never experienced any business interruption as a result of any labor disputes. For a more detailed description of our employee initiatives, see our 2025 Corporate Sustainability Report (available at *https://investors.primerica.com*), which is not incorporated by reference into this report or any filings with the SEC into which this report is incorporated by reference.

Talent Development. A core strength is that many of our employees, including our executives, have been with Primerica for over 20 years. The result of this longevity and loyalty is that many of our long-term executives and employees will reach retirement age over the coming years. Executive management continues to be focused on enhancing succession planning and talent pipeline identification and development both through the hiring of external talent and internal programs. The Corporate Governance Committee has responsibility for oversight of our talent development strategy. The Corporate Governance Committee meets regularly with our Chief People Officer and endeavors to interact regularly with rising talent.

Compensation and Total Rewards. Primerica's compensation philosophy is designed to attract, retain and motivate highly competent employees at all levels through compensation programs and practices. For 2025, approximately 740 of our employees participated in an annual incentive program that reflects both corporate performance and individual

achievement. Incentive awards to officers are paid in both cash and equity (with a higher proportion being paid in equity for higher level officers) while Assistant Vice Presidents, managers, and senior level professionals receive all of their incentive awards in cash. All other employees can qualify for cash bonuses based on individual achievement.

Among other things, our employee benefits package includes health and dental insurance, various paid-leave options, parental leave, a robust employee assistance program, and a 401(k) retirement savings plan with a generous company match.

Employee Engagement and Wellness. Employees are highly satisfied at Primerica, as evidenced by our employee retention rate in 2025 of 91%. Further, we were recognized as a regional Top Workplace by the Atlanta Journal-Constitution for twelve consecutive years from 2014 through 2025. From 2021 through 2025, we were also nationally recognized as a Top Workplace USA by the employee engagement service partner that conducted the regional survey. In 2024 and 2025, we were recognized by Newsweek as one of America's Greatest Workplaces and one of America's Greatest Workplaces for Diversity. In 2024, Newsweek also recognized us as one of America's Greatest Workplaces for Women. Forbes awarded us one of America's Best Midsize Employers in 2024 and 2025. From 2019 through 2025, we were recognized by Forbes as a Best Employer for Women, and we were named to the Bloomberg Gender Equality Index from 2020 through 2023. In 2026 and for the first time, we were named by Forbes as one of Canada's Best Employers. In order to monitor employee satisfaction, we conduct annual employee surveys and provide detailed results to managers and our Board of Directors. Changes to policies, programs, and benefits packages are made based on this feedback. In addition, each year we hold a town hall meeting at our U.S. headquarters in Duluth, Georgia that is broadcast virtually to all of our workplace locations. A town hall meeting is also held annually at our Canadian headquarters for our employees in Canada. At both town hall meetings, employees hear updates on the Company's performance and strategic direction, as well as information on benefits enhancements, policy changes, and other workplace topics. Employees have the opportunity to ask questions of senior management and are encouraged to raise issues of concern and offer suggestions for improvement.

Independent Contractors. A description of the independent sales force is included elsewhere in this section. See "— Our Distribution Model", "— Recruitment of Independent Sales Representatives", "— Sales Force Motivation, Training, Communication and Sales Support Tools" "— Performance-Based Compensation Structure" and "— Supervision and Compliance." The independent sales force is extremely diverse, as it reflects the communities in which the independent sales representatives live and work. Further, the independent sales force utilizes strategic market groups to encourage professional and personal growth and development, including Women in Primerica, the African American Leadership Council, the Hispanic American Leadership Council and the Asian-Pacific and Islanders Leadership Council, which we refer to as our Strategic Markets. These groups provide opportunities for networking and mentorship, sales and business management training and deep learning opportunities customized for these respective market segments. For a more detailed description of sales force initiatives, see our 2025 Corporate Sustainability Report on our investor relations website (*https://investors.primerica.com*), which is not incorporated by reference into this report or any filings with the SEC into which this report is incorporated by reference.

Board of Directors. We strive to offer an inclusive business environment that benefits from diversity of opinions, skills, backgrounds and personal experiences. This also holds true for our Board, which is comprised of individuals from an array of backgrounds and with different areas of expertise that best serves our business and the middle-income market. Pursuant to our Corporate Governance Guidelines, we seek the most qualified individuals for our Board who can enhance discussion and decision-making processes and improve oversight of the Company's business, strategy and governance.

The Board believes that diverse ideas drive better client solutions, innovation and business results. Our Corporate Governance Guidelines are available on our investor relations website (*https://investors.primerica.com*).

Available Information

We make available free of charge on our investor relations website (*https://investors.primerica.com*) our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, exhibits and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable upon filing such information with, or furnishing it to, the SEC. The Company's reports are also available on the SEC's website *(www.sec.gov)*. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at *www.sec.gov*. We routinely post financial and other information, including information about our corporate responsibility and sustainability efforts on the investor relations page of our corporate website (*https://investors.primerica.com*). Information included on any Company websites is not incorporated by reference into this report or any other filings with the SEC into which this report is incorporated by reference.

ITEM 1A. RISK FACTORS.

Risks Related to Our Distribution Structure

Our failure to continue to attract new recruits, retain independent sales representatives or license or maintain the licensing of independent sales representatives would materially adversely affect our business, financial condition and results of operations.

New independent sales representatives provide us with access to new clients, enable us to increase sales and provide the next generation of successful independent sales representatives. As is typical with distribution businesses, we experience a high rate of turnover among part-time independent sales representatives, which requires us to attract, retain and motivate a large number of independent sales representatives. Recruiting is performed by current independent sales representatives, and the effectiveness of recruiting is generally dependent upon our reputation as a provider of a rewarding and potentially lucrative income opportunity, as well as the general competitive and economic environment. Whether recruits are motivated to complete their training and licensing requirements and commit to selling our products depends in part on the effectiveness of our compensation and promotional programs, as well as the competitiveness of such programs compared with other companies, including other part-time business opportunities and the recruits' desire to help middle-income families in their communities.

If our new business opportunity and the products we distribute do not generate sufficient interest to attract new recruits, motivate them to become licensed independent sales representatives and maintain their licenses, and incentivize them to sell our products and recruit other new independent sales representatives, our business would be materially adversely affected.

Certain Regional Vice Presidents ("RVPs") have large sales organizations. These RVPs are responsible for attracting, motivating, supporting and assisting the independent sales representatives in their sales organizations. The loss of key RVPs together with substantial numbers of independent sales representatives from their related sales organizations for any reason could adversely affect our business and could impact our recruitment of new independent sales representatives.

Like many other companies with large independent sales organizations, we have written agreements with independent sales representatives that define the contractual terms of the relationships both during and after their affiliations with the Company. From time to time, current and former independent sales representatives violate these agreements, and the Company takes steps to enforce them. If former or current independent sales representatives are successful in legally challenging our written agreements, then our business could be adversely impacted.

Furthermore, if we or any other businesses with a similar distribution structure engage in practices resulting in increased negative public attention for our business model, the resulting reputational challenges could adversely affect our ability to attract new recruits. Companies such as ours that distribute through independent agents to sell directly to customers have been and may continue to be the subject of negative commentary on website postings, social media and other media. This negative commentary can spread inaccurate or incomplete information about distribution companies in general or the Company in particular, which can make our recruiting more difficult.

From time to time, various jurisdictions make changes to the state or provincial licensing examination process that may make it more difficult for independent sales representatives to obtain or retain their life insurance and/or securities licenses. For example, the Financial Industry Regulatory Authority ("FINRA") changed the continuing education ("CE") regulatory requirement from a three-year period to an annual requirement for securities-licensed representatives. In addition, the North American Securities Administrators Association approved a model rule for participating states that

imposes a CE requirement for investment adviser representatives. Such changes place an increased burden on independent sales representatives to maintain their securities licenses, which could negatively impact the size of the active securities sales force in the event that representatives do not complete the applicable CE requirements on a timely basis.

A number of laws and regulations could apply to our independent contractor distribution model, which could require us to modify our distribution structure.

We have not been, and are not currently, subject to business opportunity laws because the amounts paid by the new independent sales representatives to us: (i) are less than the minimum thresholds set by many state statutes and (ii) are not fees paid for the right to participate in a business, but rather are for bona fide expenses such as state-required insurance examinations and pre-licensing training. We have not been, and are not currently, subject to franchise laws for similar reasons. However, there is a risk that a governmental agency or court could disagree with our assessment or that these laws and regulations could change. In addition, we do not believe that the Federal Trade Commission's ("FTC") current Business Opportunity Rule applies to the Company. On January 13, 2025, the FTC announced proposed amendments to the Business Opportunity Rule that would expand the rule but also would exempt models like ours from its scope. Nonetheless, the rule ultimately could be amended or interpreted in a manner inconsistent with our current interpretation. Becoming subject to business opportunity or franchise laws or regulations could require us to provide additional disclosures and regulate the manner in which we recruit independent sales representatives that may increase the expense of, or adversely impact our recruitment of, new independent sales representatives.

There are various laws and regulations, including laws of general application such as the Federal Trade Commission Act ("FTC Act"), which prohibit fraudulent or deceptive practices, including but not limited to, pyramid schemes and misrepresentations regarding distributors' earnings potential. The FTC has exercised its Penalty Offense Authority found in Section 5(m)1(B) of the FTC Act by issuing Notices of Penalty Offenses as a reminder of the law on earnings claims and as a deterrence against violations. The application of these laws and regulations to a given set of business practices is inherently fact-based and, therefore, is subject to interpretation by applicable enforcement authorities. Although we believe that our business practices comply with applicable laws and regulations, there is a risk that a governmental agency or court could disagree with our assessment, or that these laws and regulations could change in actuality or in application, which could require us to restructure our operations or result in regulatory fines, penalties or other costs, or reputational harm, or could otherwise adversely affect our business, financial condition and results of operations. Additionally, if an earnings claims rule like that proposed by the FTC were to become final, it could have an adverse impact on our recruitment and sales.

Various unfair and deceptive trade practices laws and regulations could potentially be invoked to challenge aspects of our recruiting of independent sales representatives. In particular, we and the independent sales representatives use promotional materials in recruiting that describe the potential business opportunity of becoming an independent sales representative and information with respect to earnings and lifestyle statements. These materials and statements made by us or the independent sales representatives may be deemed to be unfair, deceptive, or misleading under the FTC Act or other federal, state and provincial laws or regulations and could result in regulatory fines, penalties or other costs, or reputational harm. Being out of compliance with the aforementioned laws and regulations could require changes to the recruiting of independent sales representatives, which could have a materially adverse effect on our business, financial condition and results of operations.

There may be adverse tax, legal or financial consequences if the classification of the independent contractor sales representatives is changed.

Sales representatives are independent contractors who operate their own businesses. Although we believe that we have properly classified these sales representatives as independent contractors, there is a risk that the Internal Revenue Service ("IRS"), the Department of Labor ("DOL"), the Canada Revenue Agency, a court or other authority will take a different view.

Furthermore, the tests governing the determination of whether an individual is considered to be an independent contractor or an employee are fact-sensitive and vary from jurisdiction to jurisdiction. Laws and regulations that govern the status and classification of independent sales representatives are subject to change or interpretation.

The classification of workers as independent contractors continues to be the subject of increasing federal, state and provincial legislative, regulatory and judicial interest. Legislative and regulatory proposals have been introduced by federal and state authorities, and judicial decisions have been made, that call for or result in greater scrutiny of independent contractor classifications. It is difficult to predict what the outcome of worker classification activity may be. Changes to worker classifications could have a material adverse impact on our business, financial condition and results of operations because sales representatives are independent contractors.

If there is an adverse determination with respect to the classification of some or all of the independent contractors by a court or governmental agency, we could incur significant costs complying with such laws and regulations, including tax withholding, social security payments, retirement plan contributions and recordkeeping, employee benefits, payment of wages or modification of our business model, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, there is the risk that we may be subject to significant monetary liabilities arising from fines or judgments as a result of any such actual or alleged non-compliance with federal, state, or provincial laws.

The Company's or the independent sales representatives' violation of, or non-compliance with, laws and regulations and related claims and proceedings could expose us to material liabilities.

Extensive federal, state, provincial and territorial laws regulate our product offerings, imposing certain requirements that independent sales representatives must follow in dealing with clients. Instances of non-compliance or violations on the part of the independent sales representatives could have a material adverse effect on our business, financial condition and results of operations.

In addition to imposing requirements on independent sales representatives when dealing with clients, federal, state, provincial and territorial laws and regulations generally require us to maintain a system of controls and supervision reasonably designed to ensure that independent sales representatives comply with the requirements to which they are subject. We have policies, procedures and controls to comply with these laws and regulations. Further, at any given time, we may have pending state, federal or provincial examinations or inquiries of our investment and savings products, insurance, mortgage, and other businesses. However, despite these compliance and supervisory efforts, the breadth of our operations and the broad regulatory requirements could result in oversight failures and instances of non-compliance or violations on the part of the Company or independent sales representatives.

From time to time, we are subject to private litigation as a result of alleged misconduct by independent sales representatives. Non-compliance with or violations of laws or regulations could result in adverse findings in either examinations or litigation and could subject us to sanctions, monetary liabilities, restrictions on or the loss of the operation of our business, or reputational harm, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Insurance Business and Reinsurance

Our life insurance business may face significant losses or volatility if our actual experience differs from our expectations regarding mortality, reinsurance, persistency, or disability.

We set prices for life insurance policies based upon expected claim payment patterns derived from assumptions we make about the mortality rates, or likelihood of death, of our policyholders in any given year. The long-term profitability of these products depends upon how our actual mortality rates compare to our pricing assumptions. For example, if mortality rates are higher than those assumed in our pricing assumptions, we could be required to make more death benefit payments under our life insurance policies or to make such payments sooner than we had projected, which may decrease the profitability of our term life insurance products.

We reinsure 90% of our mortality risk on new business. Interest in reinsuring our mortality risk could diminish if there is increased volatility in the reinsurance market and/or a change in the perceived value of reinsuring Primerica's business. As a result, in the future we may not be able to access reinsurance on new business and we could be forced to reinsure a smaller percentage of our mortality risk, or to reinsure the same percentage but at costs greater than we have historically paid.

The prices and expected future profitability of our life insurance products are also based, in part, upon assumptions related to persistency. Actual persistency that is lower than our persistency assumptions could have an adverse effect on profitability, especially in the early years of a policy, primarily because we may not collect sufficient revenue to cover our acquisition costs. Actual persistency that is higher than our persistency assumptions could have an adverse effect on profitability in the later years of a block of policies because the anticipated claims experience is higher in these later years. We are precluded from adjusting premiums on our in-force business during the initial term of the policies, and our ability to adjust premiums on in-force business after the initial policy term is limited to the maximum premium rates in the policy.

Our profitability is also affected by the extent actual disability rates underlying our waiver benefits, including recovery rates for individuals currently disabled, differ from actuarial assumptions. The waiver benefit is secondary to the death benefit coverage provided. However, the waiver benefit is not reinsured and material changes in assumptions compared to expectations can have a disproportionate impact on our financial results.

Our life insurance business is highly regulated, and statutory and regulatory changes may materially adversely affect our business, financial condition and results of operations.

Life insurance statutes and regulations are generally designed to protect the interests of the public and policyholders. Those interests may conflict with the interests of our stockholders. Currently, in the United States, the power to regulate insurance resides almost exclusively with the states, which grant state insurance regulators broad powers to regulate almost all aspects of our insurance business. Much of this state regulation follows model statutes or regulations developed or amended by the National Association of Insurance Commissioners ("NAIC"), which is composed of the insurance commissioners of each U.S. jurisdiction. The NAIC re-examines and amends existing model laws and regulations (including holding company regulations), in addition to determining whether new ones are needed.

The Federal Insurance Office is authorized to, among other things, study methods to modernize and improve insurance regulation. We cannot predict with certainty whether, or in what form, reforms will be enacted and, if so, whether the enacted reforms will materially affect our business. Changes in federal statutes, financial services regulation and federal taxation, in addition to changes to state statutes and regulations, may be more restrictive than current requirements or may result in higher costs, and could materially adversely affect our business, financial condition and results of operations.

All U.S. states have adopted rules requiring insurance producers to act in the "best interest" of consumers when recommending an annuity. The New York Department of Financial Services' "best interest" rules apply to both life insurance and annuities. These rules impose a higher standard of care than previously required, as well as enhanced disclosures and other obligations with respect to recommendations, which may increase our regulatory or litigation risk.

Federal and provincial insurance laws regulate all aspects of our Canadian insurance business. Changes to federal or provincial statutes and regulations may be more restrictive than current requirements or may result in higher costs, which could materially adversely affect our business, financial condition and results of operations. If the Office of the Superintendent of Financial Institutions ("OSFI") determines that our corporate actions do not comply with applicable Canadian law, Primerica Life Insurance Company of Canada ("Primerica Life Canada") could face sanctions or fines and be subject to increased capital requirements or other requirements.

The Minister of Finance (Canada) approved our indirect acquisition of Primerica Life Canada in 2010 with the expectation that we will provide ongoing financial, managerial or operational support to this subsidiary as necessary. If OSFI determines Primerica Life Canada is not receiving adequate support from the Parent Company under applicable Canadian law, Primerica Life Canada may be subject to increased capital requirements or other requirements deemed appropriate by OSFI.

If there are extraordinary changes to U.S. or Canadian statutory or regulatory requirements, we may be unable to fully comply with or maintain all required insurance licenses and approvals. As a result, the regulatory authorities could preclude or temporarily suspend us from conducting some or all of our insurance activities or impose fines or penalties on us, which could materially adversely affect our business, financial condition and results of operations. We cannot predict with certainty the effect any proposed or future legislation or regulatory initiatives may have on the conduct of our business.

A decline in the regulatory capital ratios of our insurance subsidiaries could result in increased scrutiny by insurance regulators and ratings agencies and have a material adverse effect on our business, financial condition and results of operations.

Each of our U.S. insurance subsidiaries is subject to risk-based capital ("RBC") standards (imposed under the laws of its respective jurisdiction of domicile). The RBC formula for U.S. life insurance companies generally establishes capital requirements relating to asset, insurance, interest rate and business risks. Our U.S. insurance subsidiaries are required to report RBC calculations annually to the applicable state department of insurance and the NAIC. Our Canadian life insurance subsidiary is subject to the Life Insurance Capital Adequacy Test Guideline ("LICAT") and is required to provide its capital ratio calculations to the Canadian regulators. The capitalization of our insurance subsidiaries is maintained at levels in excess of the effective minimum requirements of the NAIC in the United States and OSFI in Canada. In any particular year, statutory capital and surplus amounts and RBC and LICAT ratios may increase or decrease depending on a variety of factors, many of which are outside of our control.

Our financial strength and credit ratings are significantly influenced by the statutory surplus amounts and RBC and LICAT ratios of our insurance company subsidiaries. Ratings agencies may change their internal models, effectively increasing or decreasing the amount of statutory capital our insurance subsidiaries must hold to maintain their current ratings. Ratings agencies also may downgrade the ratings of securities held in our insurance subsidiaries' portfolios, which could result in a reduction of our insurance subsidiaries' statutory capital and surplus and RBC. Our insurance subsidiaries may need additional capital and, if needed, we may not be able to provide it to maintain the targeted RBC and LICAT levels to support their business operations, either of which may impact our financial strength and credit ratings.

The failure of any of our insurance subsidiaries to meet its applicable RBC and LICAT requirements or minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators,

including limitations on its ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, financial condition and results of operations. A decline in RBC or LICAT also limits the ability of our insurance subsidiaries to pay dividends or make distributions and could be a factor in causing ratings agencies to downgrade the financial strength ratings of our insurance subsidiaries. Such downgrades would have an adverse effect on our ability to write new insurance policies and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

A significant ratings downgrade by a ratings organization could materially adversely affect our business, financial condition and results of operations.

Each of our non-captive life insurance subsidiaries has been assigned a financial strength rating by A.M. Best. Primerica Life currently also has an insurer financial strength rating from each of Standard & Poor's ("S&P") and Moody's.

The financial strength ratings of our rated insurance subsidiaries are subject to periodic review using, among other things, the ratings agencies' proprietary capital adequacy models and are subject to revision or withdrawal at any time. Insurance financial strength ratings are directed toward the concerns of policyholders and are not intended for the protection of stockholders or as a recommendation to buy, hold or sell securities. Our financial strength ratings will affect our competitive position relative to other insurance companies. If the financial strength ratings of our insurance subsidiaries fall below certain levels, some of our policyholders may move their business to our competitors. In addition, the models used by ratings agencies to determine financial strength are different from the capital requirements set by insurance regulators.

Ratings organizations review the financial performance and financial conditions of insurance companies and provide opinions regarding financial strength, operating performance and ability to meet obligations to policyholders. A significant downgrade in the financial strength ratings of any of our insurance subsidiaries, or the announced potential for a downgrade, could have a material adverse effect on our business, financial condition and results of operations.

If the rating agencies or regulators change their approach to financial strength ratings and statutory capital requirements, we may need to take action to maintain current ratings and capital adequacy ratios, which could have a material adverse effect on our business, financial condition and results of operations.

The Parent Company currently has investment grade credit ratings from S&P, Moody's, and A.M. Best. These ratings are indicators of a debt issuer's ability to meet the terms of debt obligations and are important factors in its ability to access liquidity in the debt markets. A rating downgrade by a rating agency can occur at any time if the rating agency perceives an adverse change in our financial condition, results of operations or ability to service debt. If such a downgrade occurs, it could have a material adverse effect on our financial condition and results of operations in many ways, including adversely limiting our access to capital in the unsecured debt market and potentially increasing the cost of such debt.

The failure by any of our reinsurers or reserve financing counterparties to perform its obligations to us could have a material adverse effect on our business, financial condition and results of operations.

We rely on reinsurance in the United States and Canada to diversify our risk and to manage our loss exposure to mortality risk. Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. We, as the insurer, are required to pay the full amount of death benefits even in circumstances where we are entitled to receive payments from the reinsurer. Our reinsurers may be unable to pay the amounts they owe us on a timely basis or at all. Further, reinsurers might refuse or fail to pay losses that we cede to them or might delay payment. Since death benefit claims may be paid long after a policy is issued, we bear credit risk with respect to our reinsurers. The creditworthiness of our reinsurers may change before we can recover amounts to which we are entitled. Any such failure to pay by our reinsurers could have a material adverse effect on our business, financial condition and results of operations.

We also have in place coinsurance agreements that we originally entered into at the time of our initial public offering (the "IPO") in 2010, pursuant to which we ceded between 80% and 90% of the risks and rewards of our term life insurance policies that were in force at year-end 2009. Under this arrangement, our existing reinsurance agreements remain in place. Each coinsurer entered into trust agreements with our respective insurance subsidiaries and a trustee pursuant to which the coinsurer placed assets (primarily fixed-income securities and U.S. Treasury securities) in trust for such subsidiary's benefit to secure the coinsurer's obligations to such subsidiary. Each such coinsurance agreement requires the relevant coinsurer to maintain assets in trust, the amount of which will not be less than the amount of the statutory reserves for the coinsured liabilities. In Canada, the IPO coinsurer must hold pledged assets in an amount sufficient for us to take credit for reinsurance in a Canadian financial institution, not affiliated with the IPO coinsurer. Our Canadian insurance company has an enforceable security interest that has priority over any other security interest for the pledged assets. Furthermore, our insurance subsidiaries have the right to recapture the business upon the occurrence of an event of default under their respective coinsurance agreement subject to any applicable cure periods. While any such recapture would be at no cost to us, such recapture would result in a substantial increase in our insurance exposure and require us to be fully responsible for the management of the assets set aside to support statutory reserves. The type of assets we might obtain as a result of a recapture may not be as liquid as our current invested asset portfolio and could result in an unfavorable impact on our risk profile.

There is no assurance that the relevant coinsurer will pay the coinsurance obligations owed to us now or in the future or that it will pay these obligations on a timely basis. If any of the coinsurers becomes insolvent and the trust account to support the obligations of such coinsurer is insufficient to pay such coinsurer's obligations to us and we fail to enforce our right to recapture the business, it could have a material adverse effect on our business, financial condition and results of operations.

We finance redundant statutory reserves of certain issue years of our term life insurance business. Under this transaction, we pay a fee to a financial counterparty for its commitment to support redundant reserves and provide corresponding statutory reinsurance credit, allowing us to more efficiently manage our capital. If the financial strength of this counterparty was significantly impaired to the extent that its support of our redundant reserves could no longer be relied upon, it could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Investment and Savings Products Business

Our Investment and Savings Products segment is heavily dependent on a limited platform of mutual fund and annuity products offered by a relatively small number of companies and managers. If these products fail to remain competitive with other investment options, our business, financial condition and results of operations could be materially adversely affected.

We offer mutual funds and annuities through our U.S. retail broker-dealer, but not exchange traded funds, individual stocks and bonds, or alternative investments. Our advisory program in the U.S. offers a wider menu of investment types; however, fewer of the independent sales representatives are eligible to offer the program. Our current investment products in Canada consist of two families of mutual funds that include a diversified offering of equity, fixed-income and money market funds. Because of these limitations, our business could be materially adversely impacted if consumer demand were to shift toward products we do not offer. In addition, if any of our investment and savings products fail to achieve satisfactory investment performance, our clients may seek higher yielding or lower cost investment options, and we could experience higher redemption rates.

If our relationship with one or more of the manufacturers of the funds and annuities we distribute or investment managers we make available is significantly altered or terminated or there is a shift in the

business mix, our business, financial condition and results of operations could be materially adversely affected.

We receive revenue and other marketing and support fees from the manufacturers of the investment and savings products we distribute and the investment managers we make available. We earn a significant portion of our earnings through our relationships with a small group of mutual fund and annuity companies. A decision by one or more of these companies to alter or discontinue their current arrangements or product offerings with us, or a change in law or regulation that compels us to alter or discontinue such arrangements, could materially adversely affect our business, financial condition and results of operations.

In addition, we derive a growing portion of our earnings through our asset-based advisory platform. A shift in the business mix of new investments across our products and platforms could materially impact cash flows to our business, financial condition and results of operations.

In addition to sales commissions and asset-based compensation, a portion of our earnings from investment and savings products comes from recordkeeping services that we provide to mutual fund companies and from fees earned for custodial services that we provide to clients with retirement plan accounts in the funds of these mutual fund companies.

A decision by one or more of our fund companies, annuities companies, or managers to alter or discontinue their current arrangements with us, or a change in law or regulation that compels us to alter or discontinue such arrangements, would materially adversely affect our business, financial condition and results of operations.

The Company's or the securities-licensed independent sales representatives' violations of, or non-compliance with, laws and regulations of the securities business could expose us to material liabilities.

Our subsidiary broker-dealers, Primerica Brokerage Services, Inc. and PFS Investments Inc. ("PFS Investments"), and the independent sales representatives, are subject to federal and state regulation of the securities business. PFS Investments is additionally a registered investment adviser and its investment adviser representatives likewise are held to a high standard of conduct. Our subsidiary, Primerica Shareholder Services, Inc. ("PSS"), is a registered transfer agent engaged in the recordkeeping business and is subject to regulation by the Securities and Exchange Commission ("SEC"). Violations of, or non-compliance with, laws or regulations applicable to the activities of PFS Investments or PSS, or violations by a third party with which PFS Investments or PSS contracts, could subject us to regulatory actions and/or litigation. Such events could result in the imposition of cease and desist orders, fines or censures, restitution to clients, suspension or revocation of SEC registration, suspension or expulsion from FINRA, reputational damage and legal expense, any of which could materially adversely affect our business, financial condition and results of operations.

Our Canadian broker-dealer subsidiary, PFSL Investments Canada Ltd. ("PFSL Investments Canada") and the independent sales representatives are subject to the securities laws of the provinces and territories of Canada in which we sell our mutual fund products and to the rules of the Canadian Investment Regulatory Organization ("CIRO"), the self-regulatory organization governing mutual fund dealers (except in the province of Quebec, the Autorité des Marchés Financiers ("AMF")). PFSL Investments Canada is subject to periodic review by both the CIRO and the provincial and territorial securities commissions to assess its compliance with, among other things, applicable capital requirements and sales practices and procedures. These regulators have broad administrative powers and may impose sanctions that could materially adversely affect our business, financial condition and results of operations.

If heightened standards of conduct are imposed on us or the independent sales representatives by federal, state or provincial authorities, or selling compensation is reduced as a result of new legislation or

regulations, it could have a material adverse effect on our business, financial condition and results of operations.

The U.S. independent sales representatives are subject to federal and state regulation as well as state licensing requirements. PFS Investments, which is regulated as a broker-dealer and registered investment adviser, and U.S. independent sales representatives are currently subject to general anti-fraud limitations under the Securities Exchange Act of 1934, as amended, the Investment Advisers Act of 1940 (the "Investment Advisers Act") and SEC rules and regulations, as well as other conduct standards prescribed by the FINRA. These standards generally require that broker-dealers, investment advisers, and their sales representatives disclose and mitigate conflicts of interest that might affect the advice or recommendations they provide and require them to make investment recommendations in the best interest of customers. In 2019, the SEC adopted rules addressing the standards of conduct applicable to broker-dealers and their associated persons (collectively, "Reg BI"). Among other things, Reg BI created a "best interest" standard of conduct similar to the fiduciary standard applicable to investment advisers. In addition, the DOL has issued, and may continue to issue, proposals that regulate fiduciary status and related fiduciary requirements. Reg BI and DOL regulations impose higher standards of care and enhanced obligations that increase regulatory and litigation risk to our business.

In addition to federal regulators, certain states have proposed or passed laws or proposed or issued regulations requiring investment advisers, broker-dealers, and/or insurance agents to meet fiduciary standards or standards of care that their advice be in the customer's best interest, and to mitigate and disclose conflicts of interest to consumers of investment and insurance products. The severity of the impact that such state laws or regulations could have on our business vary from state to state depending on the content of the legislation or regulation and how it would be applied by state regulators and interpreted by the courts. Therefore, such laws or regulations could disrupt our brokerage business in the relevant state. We cannot quantify the financial impact, if any, of any changes to our business that may be necessary in order to comply with such laws or regulations at this time.

In 2022, in response to the regulatory ban on the compensation model we primarily used in Canada, we began to offer through the independent sales representatives, a unique and exclusive range of funds under Principal Distributor agreements with two third-party mutual fund companies (the "Principal Distributor model").

While we received regulatory approval for the Principal Distributor model in 2022, we were advised at the time of approval that the Canadian Securities Administrators intends to closely re-examine the Principal Distributor provisions of National Instrument 81-105, through a public Request for Comment that was released on November 28, 2024. The Request for Comment proposes banning multiple fund manager relationships with one principal distributor, an arrangement we have in our Canadian mutual fund business. If this proposal is adopted and we are not granted an exemption, then we could be required to restructure our Principal Distributor model for the sale of mutual funds, or discontinue use, which could have a material adverse effect on our investment advisory business in Canada.

The Canadian Council of Insurance Regulators mandated a cessation of deferred sales charges on segregated fund contracts entered into after May 31, 2023. Deferred sales charges will continue to be allowed on subsequent deposits of existing segregated funds contracts for a period of time; however, insurance regulators will be further evaluating whether to allow its continued use. As we anticipated, we experienced a decline in segregated funds product sales beginning in June 2023.

We began distributing segregated funds on behalf of a third party on a limited basis in January 2025 with a full rollout in December 2025. On November 19, 2025, the Canadian Council of Insurance Regulators and Canadian Insurance Services Regulatory Organizations issued new Segregated Funds Guidance, which continues to allow existing compensation models but with additional requirements around their usage. We are assessing the impact of these requirements.

Heightened standards of conduct or restrictions on compensation as a result of any of the above items or other similar proposed rules or regulations could also increase the compliance and regulatory burdens on the independent sales representatives and could lead to increased litigation and regulatory risks, changes to our business model, a decrease in the number of licensed independent sales representatives and a reduction in the products we offer to our clients, any of which could have a material adverse effect on our business, financial condition and results of operations.

If our suitability policies and procedures, or our policies and procedures for compliance with federal, state or provincial regulations governing standards of care, were deemed inadequate, it could have a material adverse effect on our business, financial condition and results of operations.

We review the account applications that we receive for our investment and savings products for suitability, for compliance with Reg BI, the Investment Advisers Act, the DOL regulations, in Canada the Fair Treatment of Customers and the Client Focused Reforms, and for compliance with other federal, state or provincial regulations governing standards of care, as applicable. We believe that the policies and procedures we implement to help independent sales representatives assist clients in making investment choices are reasonably designed to achieve compliance with applicable securities laws and regulations and to satisfy other applicable federal, state, and provincial standards of care. Nonetheless, it is possible that the SEC, FINRA, the DOL, the IRS, state securities and insurance regulators, CIRO or AMF may not agree. Further, we could be subject to regulatory actions or private litigation, which could materially adversely affect our business, financial condition and results of operations.

The support tools we make available to the independent sales force are designed to educate potential and existing clients, help identify their financial needs, generally introduce the potential benefits of our product offerings, and identify suitable investment products. The tools themselves or the assumptions and methods of analyses embedded in them could be challenged and subject us to regulatory action by the SEC, the DOL, FINRA or other regulators, or private litigation, which could materially adversely affect our business, financial condition and results of operations.

Non-compliance with applicable regulations could lead to revocation of our subsidiary's status as a non-bank custodian, which could have a material adverse effect on our business, financial condition and results of operations.

PFS Investments is a non-bank custodian of retirement accounts, as permitted under Treasury Regulation 1.408-2. A non-bank custodian is an entity that is not a bank and that is permitted by the IRS to act as a custodian for retirement plan account assets of our clients. The IRS retains authority to revoke or suspend that status if it finds that PFS Investments is unwilling or unable to administer retirement accounts in a manner consistent with the requirements of the applicable regulations. Revocation of PFS Investments' non-bank custodian status would affect its ability to earn revenue for providing such services and, consequently, could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Mortgage Brokerage Business

Licensing requirements will impact the size of the mortgage loan independent sales force, which could adversely affect our mortgage brokerage business.

To offer mortgage loan products, independent sales representatives must be individually licensed as mortgage loan originators by the states in which they do business and, in some states, they must also be individually licensed as mortgage brokers. These licensing requirements include enrollment in the Nationwide Multistate Licensing System, application to state regulators for individual licenses, a minimum of 20 hours of pre-licensing education, an annual minimum of eight hours of CE, and the successful completion of both national and state tests or a national test with

uniform state content. Compliance with these licensing regimes (including passing the applicable exam, background checks and credit checks) often is a barrier for independent sales representatives. Primerica Mortgage, LLC ("Primerica Mortgage") must also be licensed at the company level as a mortgage broker (or equivalent) and, in almost all states, representatives' offices must be licensed as branch offices. To offer mortgage loans in a state, independent sales representatives, offices, and Primerica Mortgage must be licensed as required by state law. These licenses must be renewed on an annual basis. Failure, or the inability due to state restrictions, of independent sales representatives to obtain the required licenses and comply with ongoing licensing requirements would adversely affect the size of the mortgage loan sales force, which could adversely affect our mortgage brokerage business.

Our U.S. mortgage brokerage and Canadian mortgage referral business is highly regulated and subject to various federal, state and provincial laws and regulations in the U.S. and Canada. Changes in, non-compliance with, or violations of, such laws and regulations could affect the cost or our ability to distribute our products and could adversely affect our business, financial condition and results of operations.

Our U.S. mortgage brokerage business is subject to a wide array of laws at the federal, state, and local levels and regulators, including the Consumer Financial Protection Bureau, state mortgage and licensing regulators, state attorneys general, state and local consumer protection offices, the FTC, the Department of Housing and Urban Development, and the Department of Justice. Each of these authorities may examine, supervise, investigate, and enforce applicable laws, regulations and policies. Federal law and regulations impose prohibitions and restrictions on the manner and amount of compensation paid and incentives offered in connection with a mortgage loan transaction and establish a federal ability to repay standard for all mortgage loans. Other laws could have the effect of limiting the availability of certain loan products in the market and adversely impact the range of products offered and the volume of loan business.

Additionally, we must comply with various state and local laws and policies concerning the lender, compensation and incentives, fair lending, supervision, the provision of consumer disclosures, net branching, predatory lending and high cost loans and recordkeeping. Differing interpretations of, changes in, or violations of, any of these laws or regulations could subject us to damages, fines, or sanctions and could affect the cost or our ability to distribute our products, which could materially adversely affect our business, financial condition, and results of operations. Remediation for noncompliance with federal, state or local laws could be costly and significant fines may be incurred. Failure to comply with applicable laws could result in potential litigation liability. Further, the lender must comply with applicable federal, state, and local laws and regulations, and any noncompliance by such lender may adversely impact our U.S. mortgage brokerage business.

In Canada, independent sales representatives offer mortgage loans on a referral basis only. Various provincial mortgage brokerage laws strictly prescribe the requirements applicable to a mortgage referral program in order for individuals who make the referrals to be exempt from the requirement to be licensed as mortgage brokers. Differing interpretations of, changes in, or violations of, any of the applicable exemptions under mortgage brokerage laws could subject us to damages, fines or sanctions and could have a material adverse effect on our ability to offer mortgage loan referrals in Canada. In addition, independent sales representatives selling mutual funds must comply with the disclosure requirements of CIRO and applicable securities laws governing mortgage referral arrangements. Failure to comply with such disclosure requirements could result in regulatory sanctions, which could have an adverse effect on our ability to offer mortgage loan referrals in Canada.

In the United States, we broker mortgage loans based on contractual agreements with a very limited number of mortgage lenders. A significant change to or disruption in the mortgage lenders' mortgage businesses or an inability of the mortgage lenders to satisfy their contractual obligations to us could adversely affect our business, financial condition and results of operations.

Through a contractual agreement with Rocket Mortgage, LLC, Primerica Mortgage offers mortgage loans through the independent sales representatives who are licensed as mortgage loan originators. Primerica Mortgage also offers, through its mortgage loan originators, second mortgages and home equity lines of credit based on a contractual agreement with Spring EQ, LLC. A significant change to or disruption in the lenders' businesses or their inability to satisfy their contractual obligations to Primerica Mortgage could have an adverse impact on our business, financial condition and results of operations.

Our U.S. mortgage brokerage business is impacted by U.S. mortgage interest rates. Changes in prevailing mortgage interest rates or U.S. monetary policies that affect mortgage interest rates could adversely affect our business, financial condition and results of operations.

The U.S. Federal Reserve, which serves as the primary driver of U.S. monetary policies impacting mortgage interest rates, implemented multiple interest rate increases over recent years to address continued elevated inflation. Although the U.S. Federal Reserve implemented moderate interest rate decreases in 2024 and 2025, mortgage interest rates remain elevated. Elevated mortgage interest rates lowered the demand for refinance mortgages and purchase-money mortgages offered by Primerica Mortgage. Continued elevated mortgage interest rates relative to recent market rates could continue to impact consumer demand for refinance mortgages and purchase-money mortgages, which could have an adverse impact on our mortgage brokerage business in the U.S.

Risks Related to Economic Downcycles, Public Health Crises or Catastrophes, and Disasters

The effects of economic downcycles, issues affecting the national, regional and/or global economy or geopolitical event(s), or any combination thereof, could impact the cost of living for our middle-income clients and could materially adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected by economic downturns in the United States and Canada, as well as issues in the national, regional and/or global economy such as elevated inflation resulting in a higher cost of living that may have repercussions on our markets. Economic downturns can result from a multitude of reasons and are often characterized by conditions such as elevated inflation and higher cost of living, declines in capital markets, higher unemployment, lower household income, lower valuation of retirement savings accounts, lower corporate earnings, lower business investment and/or lower consumer spending. These conditions can impact the disposable income of middle-income consumers, which can influence their spending and investment decisions. With respect to our term life insurance business, we may continue to experience an elevated incidence of lapses or surrenders of term life insurance policies, which adversely impacts the amount of insurance premiums we collect. Consumer spending and borrowing levels affect how consumers evaluate their savings and debt management plans. Factors that significantly impact consumer demand for the savings and investment products we distribute include interest rates, equity market returns and our customers' perception of the strength of the capital markets. Better returns from interest rates relative to the performance of the equity markets and the perceived attractiveness of investing in equity markets versus other investments, such as U.S. Treasury bills and money market funds, could adversely impact consumer demand for the mutual funds, annuities, and managed accounts we distribute. Continued elevated producer prices have caused and may continue to cause higher labor costs and increased vendor and supplier costs. Economic conditions, including continued elevated producer prices have impacted and may continue to impact prospective recruits' perceptions

of the business opportunity that becoming an independent sales representative offers, which can drive or dampen recruiting.

Our investment and savings products business is sensitive to the performance of the equity markets. A protracted long-term downturn in equity market performance brought about by an economic downturn and/or geopolitical event(s) could adversely affect new sales and cause clients to liquidate mutual funds and other investments sold by independent sales representatives. This could cause a decrease in the asset value of client accounts which reduce our trailing commission revenues. Further, volatility or downturns in equity markets could dampen purchases of the investment products that we distribute and could have a material adverse effect on our business, including our ability to recruit and retain independent sales representatives. In addition, disruptions in credit markets caused by an economic downturn could result in a decline in the fair value of our fixed-maturity invested asset portfolio as well as increased credit losses on these invested assets.

Major public health pandemics, epidemics or outbreaks (such as the COVID-19 pandemic) or other catastrophic events, have impacted and could again materially adversely impact our business, financial condition and results of operations.

Our operations are exposed to the risk of major public health pandemics, epidemics or outbreaks (a "major public health crisis"), such as the COVID-19 pandemic, or other catastrophic events ("catastrophic events"), which, among other things, has caused and could again cause a large number of premature deaths of our insureds. Although we have ceded a significant majority of our mortality risk to reinsurers, a major public health crisis or catastrophic event could cause: (i) substantial volatility in our financial results for a period of time; (ii) material harm to the financial condition of our reinsurers; (iii) increases in the probability of default on reinsurance recoverables; (iv) decreases in the availability of reinsurance on new business; or (v) increases in reinsurance costs on new business and/or rates during the post-level term period. In addition, most of the jurisdictions in which our insurance subsidiaries are licensed to transact business require life insurers to participate in guaranty associations, which raise funds to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed issuers. A major public health crisis or catastrophic event could require extraordinary assessments on our insurance companies, which could have a material adverse effect on our business, financial condition and results of operations.

A major public health crisis or catastrophic event has impacted and could again negatively impact our ability to attract new recruits, train and license the independent sales force, and incentivize the independent sales force to sell our products. If a significant number of independent sales representatives were to be impacted by a major public health crisis or catastrophic event, it could have a material adverse effect on recruiting, licensing, and our ability to write new business. A major public health crisis or catastrophic event could again cause significant volatility in global financial markets and disrupt the economy and the demand for the term life insurance, investment and savings, and other financial products that we distribute. Our investment portfolio and the valuations of invested assets we hold could also be materially adversely affected.

In the event of a disaster, our business continuity plan may not be sufficient, which could have a material adverse effect on our business, financial condition and results of operations.

Our infrastructure supports a combination of local and remote recovery solutions for business resumption in the event of a disaster, including a security incident. Our Canadian and U.S. operations utilize a data center located in our main campus in Duluth, Georgia. In the event of either a main campus destruction or the inability to access our data center or main campus in Duluth, Georgia, our business recovery plan provides for our employees to perform their work functions via a dedicated business backup/recovery site located about 20 miles from our main campus or by remote access from an employee's home. However, in the event of main campus destruction, our business recovery plan may be inadequate, and our employees and the independent sales representatives may be unable to carry out their work immediately, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Information Technology and Cybersecurity

If one of our, or a third-party partner's, significant information technology systems fails, if its security is compromised, or if the Internet becomes disabled or unavailable, our business, financial condition and results of operations may be materially adversely affected.

Our business is highly dependent upon the effective operation of our information technology systems and third-party technology systems, networks and clouds to record, process, transmit and store information, including sensitive customer and proprietary information. We rely on these systems throughout our business for a variety of functions including to conduct many of our business activities and transactions with customers, independent sales representatives, vendors and other third parties, to prepare our financial statements and to communicate with our Board of Directors. Further, our information technology systems and applications run a variety of third-party and proprietary software intended to support the independent sales force. Our business also relies on the use by employees, independent sales representatives and other third parties of electronic mobile devices, such as laptops, tablets and smartphones, which are particularly vulnerable to loss and theft.

Maintaining the integrity of these systems and networks is critical to the success of our business operations, including the retention of independent sales representatives and customers, and to the protection of our proprietary information and our customers' confidential and personal information. We could experience a failure of one or more of these systems or could fail to complete all necessary data reconciliation or other conversion controls when implementing new software systems. In addition, despite the implementation of security and back-up measures, our information technology systems may be vulnerable to physical or electronic intrusions, viruses or other attacks, programming errors and similar disruptions.

We are subject to international, federal, state, and provincial regulations, and in some cases contractual obligations, that require us to establish and maintain policies and procedures designed to protect sensitive customer, employee, independent sales representative and third-party information. We have implemented and maintain security measures, including industry-standard commercial technology, designed to protect against breaches of security and other interference with our systems and networks resulting from attacks by third parties, including hackers, and from employee or independent sales representative error or malfeasance. We continually assess our ability to monitor, respond to, and recover from such threats. In accordance with these laws and our security practices, we also require third-party vendors, who in the provision of services to us are provided with or process information pertaining to our business or our customers, to meet certain information security standards. Despite the measures we have taken and may in the future take to address and mitigate cybersecurity and technology risks, we cannot assure that our systems and networks will not be subject to breaches or interference. Any such breaches or interference by third parties or by independent sales representatives or employees that may occur in the future, including the failure of any one of these systems for any reason, could cause significant interruptions to our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Anyone who is able to circumvent our security measures and penetrate our information technology systems could access, view, misappropriate, alter, or delete information in the systems, including personally-identifiable client information, health information, and proprietary business information. In addition, an increasing number of regulators require that regulators and clients be notified if a security breach results in the disclosure of personally-identifiable client information or health information, which could exacerbate the harm to our business, financial condition or results of operations. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system, network or cloud break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.

Operating system failures, ineffective system implementation, loss of the Internet or the compromise of security with respect to internal, external or third-party operating systems or electronic devices could subject us to significant civil and criminal liability, harm our reputation, interrupt our business operations, deter people from purchasing our products, require us to incur significant technical, legal and other expenses, and adversely affect our internal control over financial reporting, business, financial condition, or results of operations.

Any failure to protect the confidentiality of client information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations.

Various government bodies have established rules protecting the privacy and security of personal information, which vary significantly from jurisdiction to jurisdiction. Many independent sales representatives, employees, and third-party service providers have access to, and routinely process, personal information of clients on paper and on personal and Company-owned hardware, the cloud and mobile devices through a variety of media, including the Internet and software applications. We rely on internal processes and controls to protect the confidentiality of client information that is accessible to, or in the possession of, our Company, our employees and the independent sales representatives. If: (i) an independent sales representative, employee, or third-party service provider intentionally or unintentionally discloses or misappropriates confidential client information; (ii) our data is the subject of a cybersecurity attack; (iii) we fail to maintain adequate internal controls; or (iv) independent sales representatives, employees or third-party service providers fail to comply with our policies and procedures, then misappropriation or intentional or unintentional inappropriate disclosure or misuse of client information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil or criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

The current legislative and regulatory climate with regard to privacy and cybersecurity could adversely affect our business, financial condition, and results of operations.

Various international, federal and state legislative and regulatory bodies are considering or have considered, proposed, or adopted new standards and rules regarding protection of personally-identifiable information. All 50 U.S. states and Canada have breach notification requirements. New York State Department of Financial Services' Cybersecurity Requirements for Financial Services Companies ("NYDFS Cybersecurity Requirements") require covered financial services institutions to implement a cybersecurity program with policies and controls designed to protect information systems and data. The NAIC has adopted the Insurance Data Security Model Law ("Model Law"), which among other things, requires insurers and insurance producers to develop and maintain a written information security program, conduct risk assessments, and assess the data security practices of third-party service providers. The Model Law, which has some similarities as well as differences from the NYDFS Cybersecurity Requirements, has been adopted by a significant number of states. The SEC's Regulation S-P imposes cybersecurity requirements on covered entities regarding policies and procedures, incident response and notification procedures, and cybersecurity risk management. In addition, various regulators and legislators are proposing, have proposed, and have passed more stringent privacy requirements, including the California Consumer Privacy Act of 2018, its updates in the California Privacy Rights Act of 2023, and related regulations ("CCPA"). The CCPA is designed to give consumers more control over their personal data and imposes strict liability for security incidents under certain circumstances.

Such laws or regulations could require us to implement new technologies or revise and maintain policies and procedures designed to protect sensitive customer, employee, independent sales representative and third-party information. Being subject to, or out of compliance with, the aforementioned laws and regulations could result in material costs, fines, penalties or litigation, which could materially adversely affect our business, financial condition and results of operations.

The development and use of artificial intelligence present risks and challenges that could materially adversely affect our business, financial condition and results of operations.

We, our third-party service providers, or competitors, may develop or incorporate artificial intelligence ("AI") technology in certain business processes, products or services. AI technologies are complex and rapidly evolving. The regulatory environment related to AI is also uncertain and evolving, which could require changes in our potential use and implementation of AI technologies and could increase compliance costs and the risk of non-compliance. AI technologies used by us or our third-party service providers could result in inaccurate information. More rapid adoption of AI by our competitors resulting in more cost-effective technologies and/or products could result in a change in the competitive environment in which we operate that could negatively affect our ability to maintain or increase our market share or profitability.

Additionally, our or our third-party service providers' use of AI technologies could increase the risk of loss or inadvertent sharing of consumer or proprietary data, which could increase the risk of related information and security and privacy incidents, regulatory actions and/or consumer litigation. Likewise, malefactors are also increasingly using AI to target individuals to gain access to consumer accounts, such as through "deep fakes" and impersonations. AI may also be used to increase the frequency and severity of cybersecurity attacks against us or our third-party service providers. An increase in any of these wrongdoings may adversely impact our business, financial condition and results of operations.

We regularly undertake business initiatives to enhance our technology, products, and services. The efficiency and success of these initiatives may vary significantly and may cause unanticipated costs, errors, or disruptions which could have a material adverse effect on our business, financial condition and results of operations.

We regularly evaluate and undertake business initiatives to improve and support our competitiveness and grow our business. Business initiatives that we are currently developing or executing, for example, include enhancements to information technology, our client relationship manager tool, updates to our client and independent sales representative-facing software tools and applications, implementation of AI technologies to improve efficiencies and streamlining of our communications systems. Our ability to implement these initiatives often may be dependent on our capacity to integrate, develop, or invest in new systems and technologies as well as to evolve existing methods and tools. The execution of these initiatives also may depend on our ability to change vendors, and implementation of certain initiatives may be dependent on third parties. In addition, these initiatives may take longer than anticipated to implement, and our ability to execute these initiatives in a timely manner may impact the outcomes. Likewise, technological and other changes made in connection with initiatives, either by Primerica or changes by our partners, may result in increased or unanticipated costs, inadvertent data disclosures, operating errors, disruptions to our business, or may present other unanticipated technical or operational hurdles. The expansion, or changes of services, or changes of vendors may involve client, regulatory and other third-party data use, storage and security challenges, as well as other regulatory compliance, business continuity and other considerations. As a result, we may not achieve some or all of the anticipated benefits or other intended results associated with these initiatives, which could have a material adverse effect on our business, financial condition and results of operations.

Financial Risks Affecting Our Business

Credit deterioration in, and the effects of interest rate fluctuations on, our invested asset portfolio and other assets that are subject to changes in credit quality and interest rates could materially adversely affect our business, financial condition and results of operations.

A large percentage of our invested asset portfolio is invested in fixed-income securities. As a result, credit deterioration and interest rate fluctuations could materially affect the value of and earnings generated by our invested asset portfolio. During periods of declining market interest rates, we must invest the cash we receive as interest, return of principal on our investments and cash from operations in lower-yielding, high-grade instruments or in lower-credit instruments to maintain comparable returns. Issuers of fixed-income securities could also decide to prepay their obligations to borrow at lower market rates, which would increase our reinvestment risk. If interest rates generally increase, the fair value of our fixed rate income portfolio decreases. Additionally, if the fair value of any security in our invested asset portfolio decreases, we may realize losses if we deem the value of the security to be impaired due to a credit loss. To the extent that any fluctuations in fair value or interest rates are significant or we recognize impairments that are material, it could have a material adverse effect on our business, financial condition and results of operations.

Valuation of our investments and the determination of expected credit losses when the fair value of our available-for-sale invested assets is below amortized cost are both based on estimates that may prove to be incorrect, which could adversely affect our financial condition and results of operations.

Our portfolio of invested assets primarily consists of fixed-maturity securities that are classified as available-for-sale. When the fair value of any of our available-for-sale invested assets declines below amortized cost, an impairment exists and we recognize a loss in either our consolidated statement of income or in other comprehensive income based on our assessment of expected credit losses. The determination of the fair value of certain invested assets, particularly those that do not trade on a regular basis, requires an assessment of available data and the use of assumptions and estimates. Once it is determined that the fair value of an available-for-sale security is below its carrying value, we first determine if we intend to sell or will more likely than not be required to sell the security before the expected recovery of its amortized cost. If we intend to sell or will more likely than not be required to sell the security, then we recognize the impairment as a credit loss in our consolidated statement of income by writing down the security's amortized cost to its fair value. If we do not intend to sell or it is not more likely than not that we will be required to sell the security before the expected recovery of its amortized cost, we recognize the portion of the impairment that is due to a credit loss, if any, in our consolidated statement of income through an allowance. The portion of the impairment that is due to factors other than a credit loss is recognized in other comprehensive income in the consolidated statement of comprehensive income as an unrealized loss. The determination of whether an impairment is due to credit factors is subjective and involves a variety of assumptions and estimates.

There are various risks and uncertainties associated with determining whether an impairment is due to credit factors when the fair value of available-for-sale securities declines below amortized cost. To the extent that we are incorrect in our determination of the fair value of our investment securities or our determination of whether an impairment is due to credit factors for available-for-sale securities, we may realize losses that never actually materialize and are subsequently reversed, or we may fail to recognize losses within the appropriate reporting period.

Changes in accounting standards can be difficult to predict and could adversely impact how we record and report our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. United States generally accepted accounting principles ("U.S. GAAP") is a continuously evolving set of financial accounting and reporting standards that governs the preparation of our financial statements. Changes to U.S. GAAP can be difficult to implement and can materially impact how we record and report our financial condition and results of operations. Future financial reporting standard changes by the Financial Accounting Standards Board and the SEC could adversely impact our ability to maintain effective control over financial reporting given the changes that are needed to adopt such standards.

Additionally, the Company's insurance company subsidiaries prepare statutory financial statements in accordance with accounting principles designated by regulators in the jurisdictions in which they are domiciled. The financial statements of

our U.S. insurance subsidiaries are prepared in accordance with statutory accounting principles ("SAP") prescribed or permitted by state insurance departments and the NAIC. SAP, including actuarial methodologies for estimating reserves, are subject to continuous evaluation by the NAIC and state insurance departments. Similarly, our Canadian life insurance subsidiary is required to prepare statutory financial statements in accordance with International Financial Reporting Standards, as prescribed by the OSFI in Canada. The statutory financial statements of our insurance company subsidiaries are used to determine dividend capacity and risk-based capital and are monitored closely by regulators. Changes in accounting standards and interpretations of those standards could adversely impact our insurance companies' ability to pay dividends to the Parent Company and comply with the financial statement requirements stipulated by the applicable insurance regulators.

The inability of our subsidiaries to pay dividends or make distributions or other payments to us in sufficient amounts would impede our ability to meet our obligations and return capital to our stockholders.

Operations of the Company are conducted by its subsidiaries. As such, Primerica, Inc. is a holding company that has no significant operations. Our primary asset is the capital stock of our subsidiaries and our primary liability is our senior unsecured notes (the "Senior Notes"). We rely primarily on dividends and other payments from our subsidiaries to meet our operating costs, other corporate expenses, and Senior Notes obligations, as well as to return capital to our stockholders. The ability of our subsidiaries to pay dividends to us depends on their earnings, covenants contained in existing and future financing or other agreements and on regulatory restrictions. The ability of our insurance subsidiaries to pay dividends will further depend on their statutory income and surplus. If the cash we receive from our subsidiaries is insufficient for us to fund our obligations or if a subsidiary is unable to pay dividends to us, we may be required to raise cash through the incurrence of debt, the issuance of equity or the sale of assets. However, given the risk of volatility in the capital markets, there is no assurance that we would be able to raise cash by these means.

The jurisdictions in which our insurance subsidiaries are domiciled impose certain restrictions on their ability to pay dividends to us. In the United States, these restrictions are based, in part, on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. In Canada, dividends can be paid, subject to the paying insurance company continuing to meet the regulatory requirements for capital adequacy and liquidity and upon 15 days' minimum notice to OSFI. More stringent restrictions could be adopted from time to time by jurisdictions in which our insurance subsidiaries are domiciled, and such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to us by our subsidiaries without prior approval by regulatory authorities. In addition, in the future, we may become subject to debt covenants or other agreements that limit our ability to return capital to our stockholders. The ability of our insurance subsidiaries to pay dividends to us is also limited by our need to maintain the financial strength ratings of our subsidiaries assigned by the ratings agencies.

If any of our subsidiaries were to become insolvent, liquidate, or otherwise reorganize, we, as sole stockholder, will have no right to proceed against the assets of that subsidiary. Furthermore, with respect to our insurance subsidiaries, we, as sole stockholder, will have no right to cause the liquidation, bankruptcy, or winding-up of the subsidiary under the applicable liquidation, bankruptcy or winding-up laws, although, in Canada, we could apply for permission to cause liquidation. The applicable insurance laws of the jurisdictions in which each of our insurance subsidiaries is domiciled would govern any proceedings relating to that subsidiary. The insurance authority of that jurisdiction would act as a liquidator or rehabilitator for the subsidiary. Both creditors of the subsidiary and policyholders (if an insurance subsidiary) would be entitled to payment in full from the subsidiary's assets before we, as the sole stockholder, would be entitled to receive any distribution from the subsidiary.

If the ability of our insurance or non-insurance subsidiaries to pay dividends or make other distributions or payments to us is materially restricted by regulatory requirements, bankruptcy, or insolvency, or our need to maintain our financial strength ratings, or is limited due to operating results or other factors, it could materially adversely affect our ability to fund our obligations and return capital to our stockholders.

Risks Related to Legislative and Regulatory Changes and Government Policy Uncertainty

We are subject to various federal, state and provincial laws and regulations in the United States and Canada, as well as executive branch actions, orders and policies, judicial rulings and decisions by public officials, any of which may require us to alter our business practices and could materially adversely affect our business, financial condition and results of operations.

Our business is subject to many laws, regulations and government policies that could relate to, among other things, consumer protection, fair credit reporting, financial privacy, consumer fraud, anti-money laundering, worker classification standards, worker eligibility, corporate taxation, artificial intelligence or algorithmic underwriting, and transactions with certain countries. These laws and regulations often are subject to the political climate.

Changes in any of these laws, regulations or government policies may require additional compliance procedures, which could have a material adverse effect on our business, financial condition, and results of operations.

Uncertainty in the legislative and regulatory climate with regard to financial services may adversely affect our business, financial condition, and results of operations.

The volume and purpose of legislative, regulatory and executive activity related to financial services and the level of enforcement actions and investigations by federal, state and provincial authorities may vary based on the political climate. Legislative, regulatory and enforcement activity at the federal level, whether considerable or not, may contribute to heightened activity at the state and provincial level. In addition, volatility in the objective and permanency of laws and regulations may lead to uncertainty. If we or the independent sales representatives become subject to new requirements or regulations or experience voluminous changes in laws, it could result in increased litigation, regulatory risks, changes to our business model, a decrease in the number of securities-licensed representatives, increased compliance costs, or a reduction in the products we offer to our clients or the profits we earn, which could have a material adverse effect on our business, financial condition and results of operations.

Regulators could also adopt laws or interpret existing laws in a way that would require retroactive changes to our business, accounting practices, or redundant reserve financing structure. Any such retroactive changes could have a material adverse effect on our business, financial condition and results of operations.

The current regulatory climate with regard to climate change may adversely affect our business, financial condition, and results of operations.

Activity by federal, state and provincial regulators relating to the possible impacts of climate change on companies and their constituents has resulted in heightened legislative and regulatory activity at the federal, state and provincial levels.

For example, on October 7, 2023, California enacted The Climate Corporate Accountability Act ("SB 253") and The Climate-Related Financial Risk Act ("SB 261"), which impose extensive new climate-related reporting requirements on any U.S. business entity with annual revenues over $1 billion and $500 million (for SB 253 and SB 261, respectively) doing business in California. SB 253 requires disclosure of Scope 1 and 2 greenhouse gas ("GHG") emissions beginning in 2026 and Scope 3 GHG emissions beginning in 2027. SB 261 requires covered entities to biennially report on climate-related financial risk and measures adopted to reduce and adapt to such risk; however, the Company is exempt from SB 261 because it already completes the Climate Risk Disclosure Survey, an annual survey administered by the California Department of Insurance. On September 27, 2024, California enacted Senate Bill 219 ("SB 219"), amending SB 253 and SB 261 by, among other things, (i) extending the deadline for the California Air Resources Board ("CARB") to implement regulations from January 1, 2025 to July 1, 2025; (ii) authorizing reporting entities to consolidate emissions disclosures at the parent company level;

and (iii) granting CARB discretion to set Scope 3 GHG emissions disclosure in 2027. Regulations from CARB pursuant to SB 219 are expected to be released in the first quarter of 2026.

In addition, on March 7, 2023, OSFI issued its final Guideline B-15, which sets out expectations for the management and disclosure of climate-related risks for federally regulated financial institutions in Canada, including public disclosure of Scope 1 and 2 GHG emissions no later than 180 days after the fiscal year ended December 31, 2025 and Scope 3 GHG emissions no later than 180 days after the fiscal year ending December 31, 2028. Guideline B-15 also includes OSFI's expectation that applicable entities conduct internal and standardized climate scenario analyses and report the results to OSFI periodically.

Compliance with SB 253, SB 219, Guideline B-15 and any other climate disclosure rules applicable to the Company may require significant assistance from third-party vendor(s). Factors that could adversely impact our ability to comply with any new climate disclosure rules include, but are not limited to, failure to secure the assistance of a third-party vendor(s), inability to gather the requisite data in a timely manner or at all, and/or significant associated financial costs.

General Risk Factors

Litigation and regulatory investigations and actions may result in financial losses and harm our reputation.

We face a risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses. From time to time, we are subject to private litigation as a result of alleged independent sales representative misconduct or alleged failure of the Company to follow applicable insurance, securities or other laws or regulations. If we become subject to any such litigation, the associated legal expense and any judgment or settlement of the claims could have a material adverse effect on our business, financial condition and results of operations.

We are also routinely subject to regulatory inquiries, such as information requests, subpoenas and books and record examinations, from state, provincial and federal regulators and other authorities and from time to time, regulatory investigations as a result of alleged independent sales representative misconduct or alleged failure of the Company to follow applicable laws or regulations. A substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Moreover, even if we ultimately prevail in any litigation, regulatory action or investigation, we could suffer significant reputational harm and we could incur significant legal expenses, either of which could have a material adverse effect on our business, financial condition and results of operations. In addition, increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal precedents and industry-wide regulations or practices that could materially adversely affect our business, financial condition and results of operations.

A significant change in the competitive environment in which we operate could negatively affect our ability to maintain or increase our market share and profitability.

We face competition in all of our business lines. Our competitors include financial services companies, banks, investment management firms, broker-dealers, registered investment advisers, insurance companies, insurance brokers, direct sales companies, and technology companies. In many of our product offerings, we face competition from competitors that may have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations, have lower fee and expense ratios, have higher financial strength ratings, offer more robust digital tools and self-service capabilities than we do or made use of emerging technologies, including AI, more fully or rapidly than us. More recently, significant capital has been invested in direct-to-consumer offerings, including wealth management, retirement and life insurance products. In addition, regulatory changes and competitive factors are leading to innovations in product offerings and compensation structures. To the extent these

entrants create a significant change in the competitive environment, our ability to maintain or increase our market share and profitability could be materially adversely affected.

Primerica's continued success requires a high-performing and stable team of employees across all levels, and the loss of key employees could negatively affect our financial condition and impair our ability to implement our business strategy.

In addition to intense competition for talent, workforce dynamics are constantly evolving. A disproportionate loss of staff can negatively impact morale, productivity and service levels. If the Company does not manage these changing workforce dynamics effectively, leading to prolonged employee attrition, or reasonable security measures with respect to senior management when traveling on behalf of the Company fail, it could materially adversely affect the Company's financial condition, results of operations, and inhibit our long-term business strategy.

Further, our success substantially depends on our ability to attract and retain members of our senior management team. The efforts, level of engagement, and leadership of our senior managers have been, and will continue to be, critical to our success. The Company anticipates a steady pace of retirements within our senior management team in the years to come. While our senior management talent and succession plans and processes are reviewed and updated routinely, the loss of service of members of our senior management team for any reason and without adequate succession planning and talent management could reduce our ability to successfully motivate the independent sales representatives or implement our business plan, which could have a material adverse effect on our business, financial condition and results of operations. Although our executive officers have entered into employment agreements with us, there is no assurance that they will complete the term of their employment agreements or that such agreements will be renewed.

We may not be able to effectively execute our corporate strategy, which could have a material adverse effect on our business, financial condition and results of operations.

Our mission to create financially independent families has remained unchanged. In early 2025, we updated our corporate strategy to re-align our mission, strategic vision, guiding principles and growth pillars to help us continue to deliver on our mission. An inability to effectively execute our corporate strategy could have a material adverse effect on our business, financial condition and results of operations.

We may be materially adversely affected by currency fluctuations in the United States dollar versus the Canadian dollar.

The Canadian dollar is the functional currency for our Canadian subsidiaries and our financial results, reported in U.S. dollars, are affected by changes in the currency exchange rate. The assets, liabilities, revenues, and expenses of our Canadian subsidiaries are generally all denominated in Canadian dollars. However, the Canadian dollar financial statements of our Canadian subsidiaries are translated into U.S. dollars in our consolidated financial statements included elsewhere in this report. Therefore, significant exchange rate fluctuations between the U.S. dollar and the Canadian dollar could have a material adverse effect on our financial condition and results of operations. A weaker Canadian dollar relative to the U.S. dollar would result in lower levels of reported revenues, expenses, net income, assets, liabilities and accumulated other comprehensive income as translated in our U.S. dollar reporting currency financial statements. In addition, our net investment in our Canadian subsidiaries is significantly affected by fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar.

The market price of our common stock may fluctuate.

The stock market in general, and the market for companies in the financial services industry in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Also, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. Our stock could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

Primerica has processes in place aimed at assessing, identifying, and managing material risks from cybersecurity threats which are integrated into Primerica's enterprise risk management system. Primerica's enterprise risk management and internal audit functions conduct regular assessments and audits of risks from cybersecurity threats and report the results to the Board of Directors at least quarterly. The Board considers cybersecurity risk as part of its business strategy, risk management, and financial oversight.

Primerica institutes a three-lines-of-defense model for information security risk assurance, in which management owns the risk, our enterprise risk management team assesses the risk and oversees compliance with internal guidelines and policies, and our internal audit team reviews the effectiveness of the first two lines of defense. Management works with external assessors, consultants, auditors, and other third parties from time to time in conducting maturity and technical assessments.

Primerica has processes in place to oversee and identify material risks from cybersecurity threats associated with its use of third-party service providers. The Company maintains a policy governing information security, which includes risk assessment policies and procedures relating to third-party vendors, as well as a data loss prevention policy. The Company's policies address technical requirements needed to protect the environments in which data is processed, as well as how it is maintained, governed, and protected. Primerica also imposes mandatory privacy and information security controls and data security protection requirements on the independent sales force. We train all regular employees in information security and privacy-related risks and we perform regular tests to determine whether our employees can recognize phishing emails. Similarly, our annual compliance training for the independent sales representatives includes training on maintaining data security and privacy.

We have an incident response plan designed to help us monitor the prevention, detection, mitigation, and remediation of information security incidents. The incident response plan documents the roles and responsibilities of Primerica personnel in responding to information security incidents, including the process by which our Chief Information Security Officer, our Chief Information Officer, senior management, and the Board is informed about such incidents.

Our Chief Information Security Officer leads the Company's Incident Advisory Committee ("IAC"), which is notified in the event of high or medium severity incidents. The IAC includes representatives from information technology, legal, and often the impacted business unit. The Incident Response Team ("IRT") consists of the IAC and a larger group of managers that is typically notified of more significant incidents. The IRT reports findings to management and the Board as necessary. Each IRT member has specific responsibilities related to his or her function at the Company. On a semi-annual basis, the IRT undertakes facilitator-led trainings and simulations of information security incidents.

The Company is not aware that it has experienced any cybersecurity threats or incidents that have materially adversely affected or are reasonably likely to materially adversely affect the Company and its business strategy, results of operations and/or financial condition. For a discussion of risks to the Company related to cybersecurity threats, see "Item 1A. Risk Factors – Risks Related to Information Technology and Cybersecurity", which is incorporated herein by reference.

Governance

The Board of Directors has responsibility for oversight of risks from cybersecurity threats. The Board receives a quarterly report from our Chief Information Officer and Chief Information Security Officer on risks from cybersecurity threats and, under the Company's incident reporting plan, the Board is informed by management of certain cybersecurity incidents as appropriate.

Primerica's senior executive leadership is actively involved in managing material risks from cybersecurity threats. Primerica's cybersecurity operations risk steering group is chaired by our Chief Insurance Officer and holds quarterly meetings. It includes key executives from the Company's technology, security, privacy, and legal teams, coordinates corporate security initiatives and provides high-level guidance on technology-and security-related issues. Our Chief Information Security Officer has responsibility for assessing and managing the Company's material risks from cybersecurity threats. Our Chief Information Security Officer has served in various roles in information technology and information security for 37 years, including serving as the Company's Chief Information Security Officer for over 25 years.

ITEM 2. PROPERTIES.

Our executive offices and business operations are housed primarily at our home office facility located in Duluth, Georgia. Our home office facility consists of approximately 345,000 square feet of general office space where our primary business operations are maintained including our information technology infrastructure and our media production studios. The lease for this building is scheduled to expire on December 31, 2035. This office space is used by all of our operating segments.

We also maintain a regional head office location for our Canadian operations in Mississauga, Ontario. Our Canadian head office location consists of general office space under a lease expiring in October 2030. This office space is used by all of our operating segments.

We lease general office space for our NBLIC subsidiary in Long Island City, New York under a lease expiring in March 2030. This office space is primarily used by the Corporate and Other Distributed Products segment.

We believe that our existing facilities in the U.S. and Canada are adequate for our current requirements and for our operations for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS.

We are involved from time to time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. Additional information regarding certain legal proceedings to which we are a party is described under "Contingent Liabilities" in Note 18 (Commitments and Contingent Liabilities) to our consolidated financial statements included elsewhere in this report, and such information is incorporated herein by reference. As of the date of this report, we do not believe any pending legal proceeding to which Primerica or any of its subsidiaries is a party is required to be disclosed pursuant to this item.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM X. INFORMATION ABOUT OUR EXECUTIVE OFFICERS AND CERTAIN SIGNIFICANT EMPLOYEES

The name, age at February 27, 2026, and position of each of our executive officers and certain significant employees are presented below. These officers comprise our senior management team.

Name	Age	Position
Executive Officers:		
Glenn J. Williams	66	Chief Executive Officer
Peter W. Schneider	69	President
Tracy X. Tan	55	Executive Vice President and Chief Financial Officer
Certain Significant Employees:		
John A. Adams	67	Executive Vice President; Chief Executive Officer of Primerica Life Insurance Company of Canada
Michael C. Adams	69	Executive Vice President, Special Strategic Projects
Lisa A. Brown	56	Executive Vice President and Chief People Officer
Nicholas E. Craven	41	Executive Vice President and Chief Insurance Officer
Stacey K. Geer	59	Executive Vice President, Deputy General Counsel, Chief Governance and Risk Officer, and Corporate Secretary
Kathryn E. Kieser	56	Executive Vice President and Chief Reputation Officer
Rosie Orlando	59	Executive Vice President; President of Primerica Life Insurance Company of Canada
Robert H. Peterman, Jr.	60	Executive Vice President and Chief Operating Officer
Paul E. Regard	53	Executive Vice President; Chief Executive Officer of PFS Investments Inc.
Brett A. Rogers	60	Executive Vice President and General Counsel
Julie A. Seman	56	Executive Vice President and Chief Marketing and Innovation Officer
Dale A.M. Tuck	53	Executive Vice President and Chief Information Technology Officer

Set forth below is biographical information concerning our executive officers, who were elected by our Board of Directors and serve subject to their respective employment agreements.

Glenn J. Williams has served as Chief Executive Officer since April 2015. He served as President from 2005 through March 2015. Previously, he served as Executive Vice President of Field and Product Marketing for international operations from 2000 to 2005, as President and Chief Executive Officer of Primerica Canada from 1996 to 2000, and in roles of increasing responsibility as part of Primerica's international expansion team in Canada from 1985 to 2000. He began his career with Primerica in 1981 as a member of the Company's independent sales force and joined the home office team in 1983. Mr. Williams earned his B.S. degree in Education from Baptist University of America. He has served on the board of trustees for the Georgia Baptist Foundation since October 2024 and from 2019 to 2023.

Peter W. Schneider has served as President since April 2015. He served as Executive Vice President, General Counsel, and Chief Administrative Officer from 2000 to April 2015 and as Corporate Secretary from 2000 through January 2014. He began his professional career as an Associate at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison and worked as a Partner at the law firm of Rogers & Hardin LLP in Atlanta, Georgia from 1988 to 2000. Mr. Schneider earned both his B.S. degree in political science and industrial relations and his J.D. from the University of North Carolina at Chapel Hill. He serves on the Advisory Council of the Securities Industry and Financial Markets Association (SIFMA), the board of directors of Camp John W. Hanes (YMCA), the board of visitors of the University of North Carolina at Chapel Hill and the National Commission of the Anti-Defamation League.

Tracy X. Tan has served as Executive Vice President and Chief Financial Officer since December 2023. She joined Primerica in October 2023 as Executive Vice President, Finance and was designated at that time as the next Chief Financial Officer. In this role, she serves as a key spokesperson with the investor and analyst communities and focuses on the Company's economic and business strategy, while driving value creation for all stakeholders through innovation and financial management. Ms. Tan oversees all aspects of the Company's finance function and Enterprise Transformation Office,

including planning and analysis, controllership, investor relations, treasury, tax, and capital markets. Prior to joining Primerica, from 2018 to October 2023, Ms. Tan served as Chief Financial Officer (CFO) of Strategic Link Consulting, a fintech enterprise. From 2015 to 2018, Ms. Tan was Senior Vice President and CFO for Assurant Global Housing, a subsidiary of Assurant, Inc. From 2013 to 2015, she served as Vice President (VP) of Finance and Divisional CFO for Novelis North America in Novelis Inc. From 2005 to 2013, she was VP and Divisional CFO for the Electrical and Industrial Divisions of Southwire Company. Ms. Tan began her career at General Electric Company in 1996, where she held various roles with increasing responsibilities across four industries, including as VP and CFO for GE Intelligent Platform Embedded Systems from 2003 to 2005. Ms. Tan has an M.B.A. degree from Bowling Green State University. She is also an alumna of GE's Experienced Financial Leadership Program and Financial Management Program.

Set forth below is biographical information concerning certain significant employees, who were elected as officers by our Board of Directors.

John A. Adams has served as Executive Vice President of Primerica, Inc. since May 2018 and as the Chief Executive Officer of Primerica Life Insurance Company of Canada (PLICC) since 2003. He previously served Primerica Life Canada as Chief Financial Officer and before that as Vice President of Finance. Before joining Primerica, Mr. Adams served as the Director of Finance of a major Canadian university and Treasurer of an insurance group of companies. He began his career in 1980 with KPMG LLP. He graduated from Trinity College at the University of Toronto with a Bachelor of Commerce degree and is a Chartered Accountant and Chartered Professional Accountant. Mr. Adams provides industry leadership as Board Chairman of the Federation of Independent Dealers (FID) since January 2026, having served as a board member of FID since 2022. He previously served as a board member of the Securities and Investment Management Association (SIMA) from 2005 to 2025 and as SIMA's Board Chairman from 2015 to 2017.

Michael C. Adams has served as Executive Vice President, Special Strategic Projects of Primerica, Inc. since October 2024. He previously served as Executive Vice President and Chief Business Technology Officer from May 2021 to October 2024 and was responsible for business technology since 1988. He was Co-Head of Business Technology from 2017 to May 2021 and served in various capacities at the Company since 1980. Mr. Adams earned his B.A. degree in business and economics from Hendrix College in 1978.

Lisa A. Brown has served as Executive Vice President and Chief People Officer of Primerica, Inc. since October 2024. She previously served as Chief Administrative Officer from October 2020 to October 2024. In her current role, Ms. Brown leads the Company's Human Resources (HR) and Talent Management functions, driving its people strategy, organizational culture, leadership development, and talent continuity strategies. She also provides executive oversight of workplace culture and inclusion initiatives and manages the engagement strategy of the Company's Strategic Markets business groups that support the Company's independent sales force leaders. Prior to joining Primerica, Ms. Brown spent over 21 years at Delta Air Lines where she held leadership roles in Human Resources. Her experience includes leading enterprise-wide talent development initiatives, overseeing HR operations for Delta Airlines' subsidiaries, and serving as the senior HR executive for multiple customer-facing organizations. Ms. Brown holds a B.S. degree in Human Resources Administration from Michigan State University and a M.B.A. from Kennesaw State University. In addition to being an active member of Delta Sigma Theta Sorority, Inc., she serves on the Broad College of Business Advisory Board at Michigan State University and serves on the board of Junior Achievement of Georgia.

Nicholas E. Craven has served as Executive Vice President and Chief Insurance Officer of Primerica, Inc. since October 2024. In this role, he oversees the operations of Primerica Life Insurance Company (PLIC) as well as agent life insurance licensing, data analytics and technology company wide. Previously, he served as President of PLIC from April 2021 through December 2024 and as Senior Vice President and Chief Information Officer of PLIC from August 2018 to April 2021. Prior to joining Primerica, he advanced through various consulting roles of increasing seniority at Ernst & Young, LLP from 2013 to 2018. Mr. Craven has a Bachelor of Business Administration from Georgia State University.

Stacey K. Geer has served as Executive Vice President, Deputy General Counsel, Chief Governance Officer and Corporate Secretary of Primerica, Inc. since March 2015. She was named the Company's Chief Risk Officer in May 2024. In these

capacities, she has responsibility for all corporate governance matters, including matters relating to the board of directors, SEC disclosure, financings and company equity, mergers and acquisitions and sustainability, and she also supervises certain of the Company's non-governance related legal functions. Ms. Geer joined Primerica in February 2010. Prior to joining Primerica, Ms. Geer served as Deputy General Counsel of Mueller Water Products, Inc. from 2007 to February 2010, as the Chief Securities Counsel of BellSouth Corporation from 2001 to 2007, and as a Partner at King & Spalding in Atlanta, Georgia from 2000 to 2001. Ms. Geer received a B.S degree in Economics from The Wharton School of the University of Pennsylvania and a J.D. from the UCLA School of Law.

Kathryn E. Kieser has served as Executive Vice President and Chief Reputation Officer of Primerica, Inc. and President and Chair of the Primerica Foundation since January 2019, leading public relations, social media, search and generative engine optimization, enterprise research and philanthropy. Previously, she served as Executive Vice President of Investor Relations from April 2010 to December 2018. Ms. Kieser joined Primerica in October 1995 and has held many positions over her career including Vice President of Sales and Product Marketing, Senior Vice President of Auto and Homeowners Insurance, and Chief Marketing Officer for Primerica Life Insurance Company (PLIC). Ms. Kieser earned her B.S. degree in Business Administration from Auburn University and a Master of Science degree from Georgia State University. She serves on the boards of directors for the Gwinnett Chamber of Commerce and the Community Foundation for Northeast Georgia and on the board of advisors for the Metro Atlanta Chamber of Commerce.

Rosie Orlando has served as Executive Vice President of Primerica, Inc. since October 2024 and as President of Primerica Life Insurance Company of Canada (PLICC) since November 2022. She previously served as Executive Vice President and Chief Operating Officer of PLICC from February 2006 to November 2022, Senior Vice President, Training and Development from January 2002 to February 2006 and in various roles since joining the Company in 1992. Ms. Orlando obtained her B.A. from York University in Toronto.

Robert H. Peterman, Jr. has served as Executive Vice President and Chief Operating Officer of Primerica, Inc. since October 2024. He previously served as Executive Vice President and Chief Distribution Officer from March 2023 to October 2024 and as Executive Vice President and Chief Marketing Officer from 2018 to March 2023. He served as President of Primerica Distribution from 2013 to 2018, where he was responsible for recruiting, licensing, licensing education, field compensation, field equity, and decision support. In 2005, he became Executive Vice President and was given responsibility for the Company's Grow the Sales Force initiative. He also served as Chief Executive Officer of Primerica's National Benefit Life Insurance Company from 2017 to 2018. Mr. Peterman joined the Company in 1984 and has served in many varying roles throughout the business.

Paul E. Regard has served as Executive Vice President of Primerica, Inc. since October 2024 and as Chief Executive Officer and President of PFS Investments Inc. since October 2023. Since joining Primerica in September 2015, he has held various roles in the Company's securities business, including building and launching the Company's managed account platform. Before joining Primerica, Mr. Regard was a Director at The Bank of New York Mellon Corporation (BNY Mellon) from 2008 to 2013 where he helped develop BNY Mellon's asset management business for Asian financial intermediaries. Mr. Regard has a B.S. in Finance from the University of Notre Dame.

Brett "Ben" A. Rogers has served as Executive Vice President and General Counsel since May 2019. Previously, he was a Partner at Rogers & Hardin LLP in Atlanta, Georgia, where he represented Primerica as outside counsel for more than 20 years. At Rogers & Hardin LLP, his practice focused on complex business matters, including securities litigation, arbitration, and general commercial litigation. Mr. Rogers received a B.A. degree from Dickinson College and his J.D. with honors from Florida State University.

Julie A. Seman has served as Executive Vice President and Chief Marketing and Innovation Officer since March 2023, responsible for the marketing of our Life, Investment and Savings, and Legal Protection products, Digital & Field Distribution and Meetings & Conventions. She previously served as Executive Vice President and Chief Marketing Officer

of Field Distribution, Digital Distribution, Primerica Life, Client Solutions, and Strategic Markets from May 2018 to March 2023. Since 2014 she has been responsible for sales force growth and increased product distribution through the training and development of financial services representatives in the United States, Canada, Puerto Rico and Guam. In addition, Ms. Seman previously supported Primerica's Strategic Markets, which include African American, Asian Pacific Islander, Hispanic, Partnership and Women with a focus on personal financial education and entrepreneurship. Prior thereto, she was Senior Vice President of Client Solutions from 2010 to 2014 where she supervised all front-end products and oversaw field communication tools. Ms. Seman joined the Company in 1998 and has served in many roles with increasing responsibility. Ms. Seman received her B.S. degree in Business Management from Southern Illinois University.

Dale A.M. Tuck has served as Executive Vice President and Chief Information Technology Officer of Primerica, Inc. since October 2024. Since September 2020, he has served as Executive Vice President of Primerica Life Insurance Company (PLIC) and since October 2024 as Chief Information Technology Officer, overseeing information technology initiatives across the Company. He served as Senior Vice President, Technology Strategy and Governance from February 2019 to September 2020. Prior to joining Primerica, Mr. Tuck served as Head of Digital Business at Neudesic, an IBM company, from 2018 to February 2019 and in various roles throughout his nearly 20 year technology-related career. He obtained a Higher Diploma (HD) in Marketing Management from the Institute of Marketing Management in Durban, South Africa and a Masters in Business Administration from the University of Manchester in the United Kingdom.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is listed for trading on the New York Stock Exchange ("NYSE") under the symbol "PRI."

Holders

As of January 31, 2026, we had 332 holders of record of our common stock.

Dividends

In the first quarter of 2026, we declared a quarterly dividend to stockholders of $1.20 per share. We currently expect to continue to pay comparable quarterly cash dividends to holders of our common stock. Our payment of cash dividends is at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for growth. Under Delaware law, we can only pay dividends either out of surplus or out of the current or the immediately preceding year's earnings. Therefore, no assurance is given that we will continue to pay any dividends to our common stockholders, or as to the amount of any such dividends.

Issuer Purchases of Equity Securities

Depending on market conditions, shares of our common stock may be repurchased from time to time at prevailing market prices through open market or privately negotiated transactions.

The Parent Company has no obligation to repurchase any shares. Subject to applicable corporate and securities laws, repurchases may be made at such times and in such amounts as management deems appropriate. Repurchases under a publicly announced program can be discontinued at any time if management believes additional repurchases are not warranted.

During the quarter ended December 31, 2025, we repurchased shares of our common stock as follows:

Period	Total number of shares purchased [1]	Average price paid per share [1]	Total number of shares purchased as part of publicly announced plans or programs [2]	Approximate dollar value of shares that may yet be purchased under the plans or programs [2][3]
October 1 - 31, 2025	175,518	$ 268.65	173,150	$ 27,467,878
November 1 - 30, 2025	107,173	256.55	107,064	475,000,000
December 1 - 31, 2025	-	-	-	475,000,000
Total	282,691	$ 264.07	280,214	475,000,000

[1] Consists of repurchases of (a) 2,477 shares of common stock at an average price of $276.12 arising from share-based compensation tax withholdings and (b) open market repurchases of shares of common stock under the share repurchase program approved by our Board of Directors.

[2] On November 14, 2024, our Board of Directors authorized, and the Company announced, a share repurchase program for purchases of up to $450.0 million of our outstanding common stock from November 14, 2024 through December, 31, 2025. This share repurchase program expired on December, 31, 2025 in accordance with its terms.

[3] On November 19, 2025, our Board of Directors authorized, and the Company announced, a share repurchase program for purchases of up to $475.0 million of our outstanding common stock from November 19, 2025 through December, 31, 2026.

For more information on our share repurchases, see Note 14 (Stockholders' Equity) to our consolidated financial statements included elsewhere in this report.

Stock Performance Table [(1)]

The following graph compares the performance of our common stock to the S&P MidCap 400 Index and the S&P 500 Insurance Index by assuming $100 was invested in each investment option as of December 31, 2020 and the reinvestment of all dividends. The S&P MidCap 400 Index measures the performance of the United States middle market capitalization ("or mid-cap") equities sector. The S&P 500 Insurance Index is a capitalization-weighted index of domestic equities of insurance companies traded on the NYSE and NASDAQ. Our common stock is included in the S&P MidCap 400 index.



Index	Period Ended					
	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Primerica, Inc.	$ 100.00	$ 115.87	$ 109.00	$ 160.32	$ 214.21	$ 207.06
S&P 500 Insurance	100.00	132.12	145.50	158.98	201.62	209.86
S&P MidCap 400	100.00	124.76	108.47	126.30	143.89	154.68

(1) The stock performance table is not deemed "soliciting material" or subject to Section 18 of the Exchange Act.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to inform the reader about matters affecting the financial condition and results of operations of Primerica, Inc. (the "Parent Company") and its subsidiaries (collectively, "we", "us" or the "Company") for the three-year period ended December 31, 2025. As a result, the following discussion should be read in conjunction with the consolidated financial statements and accompanying notes that are included elsewhere in this report. This discussion contains forward-looking statements that constitute our plans, estimates and beliefs. These forward-looking statements involve numerous risks and uncertainties, including, but not limited to, those discussed in "Item 1A. Risk Factors". Actual results may differ materially from those contained in any forward-looking statements.

This section generally discusses 2025 and 2024 items and comparisons between 2025 and 2024 results. We also present 2023 items and comparisons between 2024 and 2023 results in this section. However, discussions of comparisons between 2024 and 2023 are not included in this section but rather can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025 (the "2024 MD&A").

This MD&A is divided into the following sections:

- Business Trends and Conditions
- Factors Affecting Our Results
- Critical Accounting Estimates
- Results of Operations
- Financial Condition
- Liquidity and Capital Resources

The Company previously reported a Senior Health segment, which consisted of e-TeleQuote Insurance, Inc. and subsidiaries, a marketer of Medicare-related insurance products underwritten by third-party health insurance carriers to eligible Medicare beneficiaries (the "Senior Health business") that was disposed of as of September 30, 2024, and is now reported in discontinued operations for all periods presented. Refer to Note 2 (Discontinued Operations) to our consolidated financial statements included elsewhere in this report for further details.

Business Trends and Conditions

The relative strength and stability of the financial markets and economies in the United States and Canada affect our growth and profitability. Our business is, and we expect will continue to be, influenced by a number of industry-wide and product-specific trends and conditions. Economic conditions, including unemployment levels, inflation and consumer confidence, influence investment and spending decisions by middle-income consumers, who are generally our primary clients. These conditions and factors also impact prospective recruits' perceptions of the business opportunity that becoming an independent sales representative offers. Consumer spending and borrowing levels affect how consumers evaluate their savings and debt management plans. In addition, equity market returns and interest rates impact consumer demand for the investment and savings products we distribute. Our customers' perception of the strength of the capital markets may also influence their decisions to invest in the investment and savings products we distribute. We believe the economic conditions impacting middle-income households underscore their increasing need for our financial education, products and services to assist them in reaching the long-term goal of becoming financially independent.

The financial and distribution results of our operations in Canada, as reported in U.S. dollars, are affected by changes in the currency exchange rate. As a result, changes in the Canadian dollar exchange rate may significantly affect the results of our business for all amounts translated and reported in U.S. dollars.

The cumulative impact of inflation in recent years has led to an elevated cost of living for middle-income families, which we believe has adversely impacted persistency for term life insurance policies. Policy lapse rates of term life insurance products remained above long-term historical levels in 2025 but have been steady in the aggregate of all policy durations compared to the prior year. In addition, continued economic uncertainty in 2025 has had an impact on consumer behavior. The continuation of these cost of living pressures as well as economic uncertainty could adversely impact demand for our products.

Meanwhile, strong equity market performance in recent periods, favorable demographic trends, and expanded product offerings have provided significant momentum for our Investment and Savings Products business. Positive equity market performance in 2023 through 2025 has beneficially influenced product sales and client asset values that drive revenue in the Investment and Savings Products segment. In addition, demand for our investment and savings products has been positively impacted by favorable demographic trends as a generation of clients approaching retirement seek annuity solutions that provide income stability and protection, as well as by increased interest in the investment advisory services and broader product offerings through our managed accounts program.

The rise in market interest rates in 2022 and further rate increases in 2023 have largely driven the unrealized losses that have accumulated in our investment portfolio, although these unrealized losses have declined as interest rates edged lower in 2025. We have not recognized losses caused by interest rate volatility in the income statement for securities where we have no present intention to dispose of them and we have the ability to hold these investments until maturity or a market price recovery. Elevated interest rates have also led to increases in net investment income as we are able to earn higher returns on our new debt securities purchases and cash balances.

The effects of these trends and conditions are discussed below, in the Results of Operations and Financial Condition sections.

Size of the Independent Sales Force. Our ability to increase the size of the independent sales force ("independent sales representatives" or "independent sales force") is largely based on the success of the independent sales force's recruiting efforts as well as training and motivating recruits to get licensed to sell life insurance. We believe that recruitment and licensing levels are important to independent sales force trends, and growth in recruiting and licensing is usually indicative of future growth in the overall size of the independent sales force. Recruiting changes do not always result in commensurate changes in the size of the licensed independent sales force because new recruits may obtain the requisite licenses at rates above or below historical levels.

Details on recruiting and life-licensed independent sales representative activity were as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
New recruits	358,316	445,425	361,925
New life-licensed independent sales representatives	48,722	56,320	49,096
Life-licensed independent sales representatives, at period end	151,524	151,611	141,572

The number of new recruits decreased in 2025 compared to 2024, partly driven by the comparison to 2024, which included exceptionally strong activity, but the number of new recruits in 2025 remains in line with historical activity. Approximately 81,000 individuals were recruited as a result of special incentives that were in place following our biennial convention in the third quarter of 2024.

New life-licensed independent sales representatives decreased in 2025 compared to 2024 likely influenced by the same year-over-year dynamics that impacted the decline in number of new recruits. Despite the year-over-year decline, the number of new life-licensed representatives in 2025 remained comparable to historical levels.

The number of life-licensed independent sales representatives remained relatively flat during 2025 compared to 2024 as agent licensing activity was consistent with agent non-renewals.

Term Life Insurance Product Sales and Face Amount In Force. The average number of life-licensed independent sales representatives and the number of term life insurance policies issued, as well as the average monthly rate of new policies issued per life-licensed independent sales representative, were as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
Average number of life-licensed independent sales representatives	152,117	145,975	137,760
Number of new policies issued	331,787	370,396	358,860
Average monthly rate of new policies issued per life-licensed independent sales representative	0.18	0.21	0.22

The average number of life-licensed independent sales representatives increased in 2025 compared to 2024 as a result of the cumulative impact of strong recruiting and licensing activity throughout 2024 that drove higher independent sales force counts at the beginning of and throughout 2025 compared to 2024.

New policies issued decreased in 2025 compared to 2024. Factors that may have contributed to the decline include economic uncertainty among middle income households and challenging comparisons to the outsized life policy sales production noted in the prior year.

Productivity in 2025 measured by the average monthly rate of new policies issued per life-licensed independent sales representative decreased from 2024. The combination of lower life insurance policy sales as discussed above and growth in the size of the independent sales force since the beginning of 2024 contributed to lower productivity.

The changes in the face amount of our in-force book of term life insurance policies were as follows:

	Year ended December 31,					
	2025	**% of beginning balance**	**2024**	**% of beginning balance**	**2023**	**% of beginning balance**
			(Dollars in millions)			
Face amount in-force, beginning of period	$ 953,583		$ 944,609		$ 916,808	
Net change in face amount:						
Issued face amount	111,882	12%	122,233	13%	119,102	13%
Terminations	(103,104)	(11)%	(103,872)	(11)%	(94,230)	(10)%
Foreign currency	5,251	*	(9,387)	*	2,929	*
Net change in face amount	14,029	1%	8,974	*	27,801	3%
Face amount in-force, end of period	$ 967,612		$ 953,583		$ 944,609	

* Less than 1%.

The face amount of term life insurance policies in-force increased from 2024 to 2025 as the face amount issued continued to exceed the face amount terminated. Issued face amount decreased during 2025 compared to 2024 primarily due to the decrease in the number of new term life insurance policies issued as discussed above. Policy terminations remained relatively flat during 2025 compared to 2024. During 2025, the strengthening of the Canadian dollar relative to the U.S. dollar contributed to the increase in face amount.

Our average issued face amount per new policy was approximately $252,900 in 2025, down slightly compared to $255,200 in 2024.

Investment and Savings Product Sales, Asset Values and Accounts/Positions. Investment and savings product sales were as follows:

	Year ended December 31,			2025 vs. 2024 change		2024 vs. 2023 change	
	2025	2024	2023	$	%	$	%
	(Dollars in millions)						
Product sales:							
U.S. retail mutual funds	$ 5,183	$ 4,795	$ 3,898	$ 388	8%	$ 897	23%
Canada retail mutual funds - with up-front sales commissions	788	665	478	$ 123	18%	$ 187	39%
Annuities and other	5,080	3,968	2,818	1,112	28%	1,150	41%
Total sales-based revenue generating product sales	11,051	9,428	7,194	1,623	17%	2,234	31%
Managed investments	2,771	1,787	1,212	984	55%	575	47%
Canada retail mutual funds - no up-front sales commissions	1,021	798	691	223	28%	107	15%
Segregated funds	87	66	115	21	32%	(49)	(43)%
Total product sales	$ 14,930	$ 12,079	$ 9,212	$ 2,851	24%	$ 2,867	31%

The rollforward of asset values in client accounts was as follows:

	Year ended December 31,					
	2025	% of beginning balance	2024	% of beginning balance	2023	% of beginning balance
	(Dollars in millions)					
Asset values, beginning of period	$ 112,082		$ 96,735		$ 83,949	
Net change in asset values:						
Inflows	14,930	13%	12,079	12%	9,212	11%
Redemptions [1]	(13,213)	(12)%	(11,005)	(11)%	(8,354)	(10)%
Net flows [1]	1,717	2%	1,074	1%	858	1%
Change in fair value, net [1]	14,272	13%	15,647	16%	11,556	14%
Foreign currency, net	821	*	(1,374)	(1)%	372	*
Net change in asset values	16,810	15%	15,347	16%	12,786	15%
Asset values, end of period	$ 128,892		$ 112,082		$ 96,735	

[1] The previously reported statistical information of redemptions, net flows and change in fair value, net for the years ended December 31, 2024 and December 31, 2023 have been restated to reflect a correction in our methodology for presenting redemptions and calculating the change in market value for Canadian mutual fund client assets. This restatement has no impact on our financial statements, results of operations, product sales, nor average and ending client asset values during the relevant periods. In addition, we have assessed the qualitative impact of this correction as immaterial, most notably due to the immaterial impact that higher projections of future client asset redemptions would have on future earnings estimates. Redemptions, net flows, and change in fair value, net were previously reported as $(10,207) million, $1,872 million, and $14,849 million, respectively, for the year ended December 31, 2024, and $(7,663) million, $1,549 million, and $10,865 million, respectively, for the year ended December 31, 2023.

* Less than 1%.

Average client asset values were as follows:

	Year ended December 31,			2025 vs. 2024 change		2024 vs. 2023 change	
	2025	**2024**	**2023**	**$**	**%**	**$**	**%**
	(Dollars in millions)						
Average client asset values:							
U.S. retail mutual funds	$ 56,918	$ 51,731	$ 43,673	$ 5,187	10%	$ 8,058	18%
Canada retail mutual funds	15,846	13,627	11,613	2,219	16%	2,014	17%
Annuities and other	31,419	28,218	24,229	3,201	11%	3,989	16%
Managed investments	13,133	9,852	7,663	3,281	33%	2,189	29%
Segregated funds	2,255	2,314	2,295	(59)	(3)%	19	*
Total average client asset values	$ 119,571	$ 105,742	$ 89,473	$ 13,829	13%	$ 16,269	18%

* Less than 1%.

Average number of fee-generating positions was as follows:

	Year ended December 31,			2025 vs. 2024 change		2024 vs. 2023 change	
	2025	**2024**	**2023**	**Positions**	**%**	**Positions**	**%**
	(Positions in thousands)						
Average number of fee-generating positions [1]:							
Recordkeeping and custodial	2,441	2,384	2,335	57	2%	49	2%
Recordkeeping only	898	861	836	37	4%	25	3%
Total average number of fee-generating positions	3,339	3,245	3,171	94	3%	74	2%

[1] We receive transfer agent recordkeeping fees by mutual fund positions. An individual client account may include multiple mutual fund positions. We may also receive fees, which are earned on a per account basis, for custodial services that we provide to clients with retirement plan accounts that hold positions in these mutual funds.

Product sales. Investment and savings product sales increased in 2025 from 2024, primarily due to sustained positive investor sentiment that followed generally strong equity market performance in 2023 through 2025. In particular, variable annuity product sales continued to grow as the guarantees offered by these products became more appealing to investors given strong equity market performance, expanded product offerings, and elevated interest rates leading up to and continuing through 2025. In addition, the increase in product sales for managed investments resulted from continued strength in investor demand for these products as well as the expansion of investment strategies offered on our platform. These trends have been further aided by the growing population of investors that are reaching retirement age and seeking the protection provided by annuity products as well as the investment advisory services and broader products offered through our managed accounts program.

Rollforward of client asset values. Client asset values increased in 2025 from 2024 primarily due to strong equity market performance. Positive net flows and movement in the foreign exchange rate as the Canadian dollar strengthened relative to the U.S. dollar also contributed to the increase in client asset values during 2025.

Average client asset values. Average client asset values increased in 2025 compared to 2024 primarily driven by the cumulative effect of strong market performance and net client inflows.

Average number of fee-generating positions. The average number of fee-generating positions was higher in 2025 compared to 2024 primarily due to the continued cumulative effect of retail mutual fund sales in recent periods that led to an increase in the number of retail mutual fund positions serviced on our transfer agent recordkeeping platform.

Factors Affecting Our Results

Term Life Insurance Segment. The Term Life Insurance segment results are primarily driven by sales volumes, how closely actual experience matches our actuarial assumptions, terms and use of reinsurance, and expenses.

Sales and policies in-force. Sales of term life insurance policies and the size and characteristics of our in-force book of policies are vital to our results over the long term. Premium revenue is recognized as it is earned over the term of the policy. However, because we incur significant cash outflows at or about the time policies are issued, including the payment of sales commissions and underwriting costs, changes in life insurance sales volume in a period will have a more immediate impact on our cash flows than on revenue.

We have found that sales volume of term life insurance products between fiscal periods may vary based on the productivity of independent sales representatives. Accordingly, the volume of term life insurance products sales will fluctuate in the short term, but over the longer term, our sales volume generally correlates to the size of the independent sales force.

Actuarial assumptions. The actuarial assumptions that underlie our reserves are based upon our best estimates of mortality, persistency, disability, and interest rates. Our results will be affected to the extent there is a variance between our actuarial assumptions and actual experience. These variances will be reflected in our financial results by unlocking assumptions and cash flows underlying the liability for future policy benefits ("LFPB") and ceded reserves that are part of the reinsurance recoverables. See Note 11 (Future Policy Benefits) to our consolidated financial statements included elsewhere in this report for more information on LFPB. The variances are also reflected in the projection of future face amount that is the basis for amortizing deferred policy acquisition costs ("DAC").

- Persistency. Persistency is a measure of how long our insurance policies stay in-force. As a general matter, persistency that is lower than our actuarial assumptions adversely affects our results over the long term because we lose the recurring revenue stream associated with the policies that lapse. In general, persistency differences have a minimal impact on our financial results from period to period since DAC is generally amortized on a straight-line basis and the unlocking of the LFPB adjusts both expected net premiums and expected future policy benefits and spreads any variances over the remaining contract period.
- Mortality. Our profitability will fluctuate to the extent actual mortality rates differ from actuarial assumptions. We mitigate a significant portion of our mortality exposure through reinsurance. Long term mortality variances that result in an assumption change may have a significant impact on our financial results.
- Disability. Our profitability will fluctuate to the extent actual disability rates underlying our waiver of premium benefits, including recovery rates for individuals currently disabled, differ from actuarial assumptions. The waiver of premium benefit is secondary to the death benefit coverage provided. However, the waiver of premium benefit is not reinsured on a yearly renewable term ("YRT") basis and material changes in assumptions compared to expectations can have a disproportionate impact on our financial results.
- Interest Rates. We use a locked-in assumption for future interest rates for reserves underlying our segment results. Policies issued prior to the January 1, 2021 transition date of the Company's adoption of Accounting Standards Update No. 2018-12, *Financial Services—Insurance (Topic 944) — Targeted Improvements to the Accounting for Long-Duration Contracts* (the "Transition Date") use an interest rate that reflects the portfolio's current reinvestment rate while policies issued on or after the Transition Date use an upper-medium grade fixed income instrument yield during the period of issue.

Reinsurance. We use reinsurance extensively, which has a significant effect on our results of operations. We have generally reinsured between 80% and 90% of the mortality risk on term life insurance (excluding coverage under certain riders) on a quota share YRT basis. To the extent actual mortality experience is more or less favorable than the contractual rate, the reinsurer will earn incremental profits or bear the incremental cost, as applicable. In contrast to coinsurance, which is intended to eliminate all risks (other than counterparty risk of the reinsurer) and rewards associated with a specified percentage of the block of policies subject to the reinsurance arrangement, the YRT reinsurance arrangements we enter into are intended only to reduce volatility associated with variances between estimated and actual mortality rates.

In 2010, as part of our corporate reorganization and the initial public offering of our common stock, we entered into significant coinsurance transactions (the "IPO coinsurance transactions") with entities then affiliated with Citigroup, Inc. (collectively, the "IPO coinsurers") and ceded between 80% and 90% of the risks and rewards of term life insurance policies that were in-force at year-end 2009. We administer all such policies subject to these coinsurance agreements. Policies reaching the end of their initial level term period are no longer ceded under the IPO coinsurance transactions.

The effect of our reinsurance arrangements on ceded premiums and benefits and expenses on our consolidated statements of income follows:

- Ceded premiums. Ceded premiums are the premiums we pay to reinsurers. These amounts are deducted from the direct premiums we earn to calculate our net premium revenues. Similar to direct premium revenues, ceded coinsurance premiums remain level over the initial term of the insurance policy. Ceded YRT premiums increase over the period that the policy has been in-force. Accordingly, ceded YRT premiums generally constitute an increasing percentage of direct premiums over the policy term.
- Benefits and claims. Benefits and claims include incurred claim amounts and changes in future policy benefit reserves. Reinsurance reduces incurred claims in direct proportion to the percentage ceded, and reinsurance cash flows are reflected in the ceded reserves included in reinsurance recoverables. Changes in ceded reserves offset changes in future policy benefit reserves.
- Insurance expenses. Insurance expenses are reduced by the allowances received from coinsurance. There is no impact on insurance expenses associated with our YRT contracts.

We may alter our reinsurance practices at any time due to the unavailability of YRT reinsurance at attractive rates or the availability of alternatives to reduce our risk exposure. We intend to continue ceding approximately 90% of our mortality risk on new business.

Expenses. Results are also affected by variances in client acquisition, maintenance and administration expense levels.

Investment and Savings Products Segment. The Investment and Savings Products segment results are primarily driven by sales, the value of assets in client accounts for which we earn ongoing management, marketing and support, and distribution fees, and the number of transfer agent recordkeeping positions and non-bank custodial fee-generating accounts we administer.

Sales. We earn commissions and fees, such as dealer re-allowances and marketing and distribution fees, based on sales of mutual fund products and annuities in the United States and sales of certain mutual fund products in Canada. Sales of investment and savings products are influenced by the overall demand for investment and savings products in the United States and Canada, as well as by the size and productivity of the independent sales force. We generally experience seasonality in the Investment and Savings Products segment results due to our high concentration of sales of retirement account products. These accounts are typically funded in February through April, coincident with our clients' tax return preparation season. While we believe the size of the independent sales force is a factor in driving sales volume in this segment, there are a number of other variables, such as economic and market conditions, which may have a significantly greater effect on sales volume in any given fiscal period.

Asset values in client accounts. We earn marketing and distribution fees (trail commissions or, with respect to U.S. mutual funds, 12b-1 fees) on mutual fund and annuity assets in the United States and Canada. In the United States, we also earn investment advisory and administrative fees and marketing support fees on assets in managed investments. In Canada, we earn marketing, distribution, and shareholder services fees on mutual fund assets for which we serve as the principal distributor and management fees on our legacy segregated funds. Asset values are influenced by new product sales, ongoing contributions to existing accounts, redemptions and the change in market values in existing accounts. While we offer a wide variety of asset classes and investment styles, our clients' accounts are primarily invested in equity funds. Volatility in equity markets will impact the value of assets in client accounts and, as a result, the revenue we earn on those assets.

Positions. We earn transfer agent recordkeeping fees for administrative functions we perform on behalf of several of our mutual fund providers. An individual client account may include multiple fund positions for which we earn transfer agent recordkeeping fees. We may also receive fees earned for non-bank custodial services that we provide to clients with retirement plan accounts.

Sales mix. Our results in a given fiscal period will be affected by changes in the overall mix of products within these categories. Examples of changes in the sales mix that influence our results include the following:

- sales of annuity products in the United States will generate higher revenues in the period when such sales occur compared to sales of other investment products that either generate lower up-front revenues or, in the case of managed investments, no up-front revenues;
- sales of a higher proportion of managed investments and Canadian mutual funds will spread the revenues generated over time because we earn higher revenues based on assets under management for these accounts each period as opposed to earning up-front revenues based on product sales; and
- sales of a higher proportion of mutual fund products sold in the United States will impact the timing and amount of revenue we earn given the distinct transfer agent recordkeeping and non-bank custodial services we provide for certain mutual fund products we distribute.

Corporate and Other Distributed Products Segment. We earn revenues and pay commissions and referral fees within the Corporate and Other Distributed Products segment for mortgage loan originations, prepaid legal services, auto and homeowners' insurance referrals, and other financial products, all of which are originated by third parties. The Corporate and Other Distributed Products segment also includes in-force policies from several discontinued lines of insurance underwritten by National Benefit Life Insurance Company ("NBLIC").

The Corporate and Other Distributed Products segment includes net investment income recognized by the Company. Net investment income is impacted by the size and performance of our invested asset portfolio, which can be influenced by interest rates, credit spreads, and the mix of invested assets. Net investment income also is influenced by short-term interest rates and the amount of cash and cash equivalents on hand.

The Corporate and Other Distributed Products segment also includes corporate income and expenses not allocated to our other segments, general and administrative expenses (other than expenses that are allocated to the Term Life Insurance and Investment and Savings Products segments), interest expense on notes payable, a redundant reserve financing transaction and our revolving credit facility ("Revolving Credit Facility"), as well as recognized gains and losses on our invested asset portfolio.

Capital Structure. Our financial results are affected by our capital structure, which includes our senior unsecured notes (the "Senior Notes"), a redundant reserve financing transaction, our Revolving Credit Facility, and our common stock. See Note 12 (Debt), Note 14 (Stockholders' Equity) and Note 18 (Commitments and Contingent Liabilities) to our consolidated financial statements included elsewhere in this report for more information on changes in our capital structure.

Foreign Currency. The Canadian dollar is the functional currency for our Canadian subsidiaries, and our consolidated financial results, reported in U.S. dollars, are affected by changes in the currency exchange rate. As such, the translated amount of revenues, expenses, assets and liabilities attributable to our Canadian subsidiaries will be higher or lower in periods where the Canadian dollar appreciates or weakens relative to the U.S. dollar, respectively.

The year-end exchange rates (U.S. dollar per Canadian dollar) used by the Company to translate our Canadian dollar functional currency assets and liabilities into U.S. dollars increased by 5% in 2025 from 2024. However, the average exchange rates used by the Company in 2025 to translate our Canadian dollar functional currency revenues and expenses into U.S. dollars decreased modestly, by 2% compared to 2024.

See the Results of Operations section, the Financial Condition section, and "Quantitative and Qualitative Disclosures About Market Risk – Canadian Currency Risk" and Note 4 (Segment and Geographical Information) to our consolidated financial

statements included elsewhere in this report for more information on our Canadian subsidiaries and the impact of foreign currency on our financial results.

Income Taxes. The profitability of the Company and its subsidiaries is affected by income taxes assessed by federal, state, and U.S. territorial jurisdictions in the U.S. and federal and provincial jurisdictions in Canada. Changes in tax legislation may impact the measurement of our deferred tax assets and liabilities and the amount of income tax expense we incur.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles are established primarily by the Financial Accounting Standards Board. The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions based on currently available information when recording transactions resulting from business operations. Our significant accounting policies are described in Note 1 (Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies) to our consolidated financial statements included elsewhere in this report. The most significant items in our consolidated balance sheets are based on fair value determinations, accounting estimates and actuarial determinations, which are susceptible to changes in future periods and could affect our results of operations and financial position.

The estimates that we deem to be most critical to an understanding of our results of operations and financial position are those related to DAC, future policy benefit reserves and corresponding amounts recoverable from reinsurers, income taxes, and the valuation of investments. The preparation and evaluation of these critical accounting estimates involve the use of various assumptions developed from management's analyses and judgments. Subsequent experience or use of other assumptions could produce significantly different results.

Deferred Policy Acquisition Costs. We defer incremental direct costs of successful contract acquisitions that result directly from and are essential to the contract transaction(s) and that would not have been incurred had the contract transaction(s) not occurred. These costs include commissions and policy issue expenses. Deferrable Term Life Insurance policy acquisition costs are amortized on a constant-level basis over the expected term of the contracts using face amount as the unit of measure. Interest is not accrued on unamortized DAC balances, and DAC is not subject to impairment testing. Contracts are grouped by cohorts consistent with the grouping used in estimating the LFPB. The cohorts are defined by the legal entity that issued the policy and the year the policy was issued.

Assumptions of face amounts used to amortize DAC for term life insurance policies, including persistency and mortality, are consistent with the assumptions used in estimating the LFPB. Changes in persistency would have the most notable impact on DAC amortization; however, the differences primarily affect DAC amortization on a go-forward basis. If annual lapse rate assumptions at each policy duration were 5% higher during 2025, we would have recognized approximately $10 million of additional amortization of DAC expense for 2025, before the impact of tax, and the rate of DAC amortization would increase in future years. Conversely, if annual lapse rate assumptions were 5% lower during 2025, we would have recognized approximately $10 million of lower DAC amortization for 2025, before the impact of tax, and the rate of DAC amortization would decrease in future years. We believe that a plus or minus 5% annual lapse rate change is a reasonably possible variation. Changes in persistency assumptions also impact the balance of future policy benefit reserves and reinsurance recoverables as discussed below.

For additional information on DAC, see Note 1 (Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies) and Note 8 (Deferred Policy Acquisition Costs) to our consolidated financial statements included elsewhere in this report.

Future Policy Benefit Reserves and Reinsurance. Liabilities for future policy benefits on our term life insurance products are reserves established for death claims, waiver of premium benefits, and claim settlement expenses. The LFPB is calculated as the present value of expected future benefits less the present value of expected future net premiums receivable under the contracts. Net premiums are defined as the portion of policyholder gross premiums that are needed to pay for all benefits.

The assumptions underlying the LFPB include mortality, persistency, discount rates, disability rates, and other assumptions that reflect our best estimate based on our historical experience and modified, as necessary, to reflect non-recurring and/or anticipated trends.

The LFPB is estimated by grouping insurance policies into cohorts. Policy cohorts for the Term Life Insurance segment are based on the legal entity that issued the policy and the year the policy was issued.

The cash flows and assumptions underlying the LFPB are unlocked each quarter to reflect differences between actual and expected experience. In general, assumption changes, such as mortality, lapse and disability, to the extent necessary, are expected to only occur during the third quarter when we update our experience studies. However, they may occur at any time based on emerging experience.

The impact of unlocking assumptions, such as mortality, lapse and disability, will be partly reflected in the current period and partly spread to future periods based on the remaining duration of the impacted cohort(s). The catch-up is retroactive back to the later of the Transition Date or issue date, after reinsurance recoverables and is recognized as a remeasurement gain or loss in the consolidated statements of income.

The ceded policy reserve balances included in reinsurance recoverables are calculated in the same manner as the LFPB by cohort and apply best estimate assumptions and quarterly unlocking.

The Company uses discount rates applied by country to align with local currency cash flows. Discount rates consist of yield curves that are developed using Bloomberg's Evaluated Pricing Product based on senior unsecured fixed rate bonds ratings of A+, A, or A-. The discount rate assumption is updated quarterly, and the impact of remeasuring the net LFPB, after reinsurance recoverables from changes in the locked-in discount rate assumption is reflected in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

The LFPB is necessarily based on estimates, assumptions and our analysis of historical experience. Factors that could cause prospective assumptions to be different from historical experience include but are not limited to changes to our term life insurance product series, economic and societal trends, new pharmaceutical drugs, and the impact of regulatory changes. The assumptions and estimates underlying the LFPB require significant judgment, and therefore, are inherently uncertain. The following table provides illustrated net impact of changes in assumptions affecting both the LFPB and reinsurance recoverables that we believe are reasonably possible, before the impact of tax:

Assumption	Sensitivity assumption change	Estimated impact at December 31, 2025
Lapse	5% decrease / 5% increase	($51 million) / $51 million [1]
Mortality	5% increase / 5% decrease	($52 million) / $52 million [1]
Disability	5% increase / 5% decrease	($20 million) / $20 million [1]
Discount rate	100 bps decrease / 100 bps increase	($695 million) / $554 million [2]

[1] Changes in lapse, mortality and disability affect future policy benefits remeasurement (gain) loss on the consolidated statements of income. Estimated impacts show the (decrease) / increase in income before income taxes. The assumption change sensitivities shown are based on a consistent percentage change across all policy durations.

[2] Changes in discount rate affect the effect of change in discount rate assumptions on the liability for future policy benefits on the consolidated statements of comprehensive income (loss). Estimated impacts show the (decrease) / increase in accumulated other comprehensive income (loss) before income taxes. The assumption change is based on a parallel shift in the discount rate curve.

As discussed above, changes in lapse, mortality, and disability assumptions would also affect the net premium ratio used to recognize benefits expenses in future periods.

For additional information on future policy benefits, reinsurance and the impact to accumulated other comprehensive income (loss) see Note 1 (Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies), Note 7 (Reinsurance), and Note 11 (Future Policy Benefits) to our consolidated financial statements included elsewhere in this report.

Income Taxes. We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to (i) temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and (ii) operating loss and tax credit carryforwards. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not applicable to the periods in which we expect the temporary difference will reverse. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In light of the multiple tax jurisdictions in which we operate, our tax returns are subject to routine audit by the Internal Revenue Service and other taxation authorities. These audits at times may produce alternative views regarding particular tax positions taken in the year(s) of review. As a result, the Company records uncertain tax positions, which require recognition at the time when it is deemed more likely than not that the position in question will be upheld. Although management believes that the judgment and estimates involved are reasonable and that the necessary provisions have been recorded, changes in circumstances or unexpected events could adversely affect our financial position, results of operations, and cash flows.

For additional information on income taxes, see Note 1 (Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies) and Note 13 (Income Taxes) to our consolidated financial statements included elsewhere in this report.

Invested Assets. We hold primarily fixed-maturity securities, including bonds and redeemable preferred stocks. We have classified these invested assets as available-for-sale, except for the securities of our U.S. broker-dealer subsidiaries, which we have classified as trading securities. We also hold a credit-enhanced note, which we classified as a held-to-maturity security that was issued in exchange for a surplus note (the "Surplus Note") with an equal principal amount as part of a redundant reserve financing transaction. All of these securities are carried at fair value, except for the held-to-maturity security, which is carried at amortized cost. Unrealized gains and losses on available-for-sale securities are included as a separate component of other comprehensive income (loss) in our consolidated statements of comprehensive income (loss).

We also hold equity securities, including common and non-redeemable preferred stock. These equity securities are measured at fair value, and changes in unrealized gains and losses are recognized in net income. Changes in fair value of trading securities are included in net income in our consolidated statements of income in the period in which the change occurred.

Fair value. Fair value is the price that would be received upon the sale of an asset in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We classify and disclose all invested assets carried at fair value in one of the three fair value measurement hierarchy categories prescribed by U.S. GAAP.

As of each reporting period, we classify all invested assets in their entirety based on the lowest level of input that is significant to the fair value measurement. Significant levels of estimation and judgment are required to determine the fair value of certain of our investments. The factors influencing these estimations and judgments are subject to change in subsequent reporting periods.

Credit losses for available-for-sale fixed-maturity securities. For available-for-sale securities in an unrealized loss position that we intend to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis, we recognize the impairment as a credit loss in our consolidated statements of income by writing down the amortized cost basis to the fair value. For available-for-sale securities in an unrealized loss position that we do not intend to sell or it is not more likely than not that we will be required to sell before the expected recovery of the amortized cost basis, we recognize the portion of the impairment that is due to a credit loss in our consolidated statements of income through an allowance for credit losses. We reverse credit losses previously recognized in the allowance for credit losses in situations where the estimate of credit losses on those securities has declined. We do not consider the length of time an available-for-sale security has been in an unrealized loss position when estimating credit losses.

Analyses that we perform to determine whether an impairment is due to a credit loss or other factors involve the use of estimates, assumptions, and subjectivity. We evaluate a number of quantitative and qualitative factors when determining the credit loss on individual securities, including issuer-specific risks as well as relevant macroeconomic risks. If these factors or future events change, we could experience material credit losses recognized in our consolidated statements of income for available-for-sale securities in future periods, which could adversely affect our financial condition, results of operations and the size and quality of our invested assets portfolio.

For additional information on our invested assets, see Note 1 (Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies), Note 5 (Investments) and Note 6 (Fair Value of Financial Instruments) to our consolidated financial statements included elsewhere in this report.

Results of Operations

Revenues. Our revenues consist of the following:
- *Net premiums.* Reflects direct premiums payable by our policyholders on our in-force insurance policies, primarily term life insurance, net of reinsurance premiums that we pay to reinsurers.

- *Commissions and fees.* Consists primarily of dealer re-allowances earned on the sales of investment and savings products, trail commissions and management fees based on the asset values of client accounts, marketing and distribution fees from product originators, fees for non-bank custodial services rendered in our capacity as nominee on client retirement accounts funded by mutual funds on our servicing platform, transfer agent recordkeeping fees for mutual funds on our servicing platform, and fees associated with the sale of other distributed products.

- *Net investment income.* Represents income, net of investment-related expenses, generated on cash, cash equivalents, and our invested asset portfolio, which consists primarily of interest income earned on fixed-maturity investments. Investment income recorded on our held-to-maturity invested asset and the offsetting interest expense recorded for our Surplus Note are included in net investment income.

- *Investment gains (losses).* Primarily reflects the difference between amortized cost and amounts realized on the sale of available-for-sale securities, credit losses recognized on available-for-sale securities and changes in the fair value of equity securities.

- *Other, net.* Reflects revenues generated from the fees charged for access to Primerica Online ("POL"), our primary independent sales force support tool, as well as revenues from the sale of other miscellaneous items.

Benefits and Expenses. Our operating expenses consist of the following:

- *Benefits and claims.* Reflects the benefits and claims payable on insurance policies, changes in our reserves for future policy claims and reserves for other benefits payable, net of reinsurance.

- *Future policy benefits remeasurement (gain) loss.* Represents the impact on the starting LFPB, net of reinsurance recoverables, from unlocking current period cash flows and assumptions. It reflects the catch-up on the net liability that is retroactive back to the later of the Transition Date or issue date up to the current reporting date.

- *Amortization of DAC*. Represents the amortization of capitalized costs directly associated with the sale of an insurance policy or segregated fund, including sales commissions, medical examination and other underwriting costs, and other eligible policy issuance costs.

- *Sales commissions*. Represents commissions to the independent sales representatives in connection with the sale of investment and savings products, and products other than insurance products.

- *Insurance expenses*. Reflects non-capitalized insurance expenses, including employee compensation, technology and communication costs, insurance independent sales force-related costs, printing, postage and distribution of insurance sales materials, outsourcing and professional fees, premium taxes, and other corporate and administrative fees and expenses related to our insurance operations. Insurance expenses also include both indirect policy issuance costs and costs associated with unsuccessful efforts to acquire new policies.

- *Insurance commissions*. Reflects sales commissions with respect to insurance products that are not eligible for deferral.

- *Interest expense*. Reflects interest on our note payable, any interest and the commitment fee on our Revolving Credit Facility, fees paid for the credit enhancement feature on our held-to-maturity invested asset, and a finance charge incurred pursuant to one of our coinsurance agreements with an IPO coinsurer.

- *Other operating expenses*. Consists primarily of employee compensation, technology and communication costs, various independent sales force-related costs, non-bank custodial and transfer agent recordkeeping administrative costs, outsourcing and professional fees, and other corporate and administrative fees and expenses.

Insurance expenses and other operating expenses directly attributable to the Term Life Insurance and Investment and Savings Products segments are recorded directly to the applicable segment. We allocate certain other revenue and operating expenses that are not directly attributable to a specific operating segment using methods expected to reasonably measure the benefit received by each reporting segment. Such methods include recorded usage, revenue distribution, and independent sales force representative distribution. These allocated items include fees charged for access to POL and costs incurred for technology, independent sales force support, occupancy and other general and administrative costs. Costs that are not directly charged or allocated to our two primary operating segments are included in the Corporate and Other Distributed Products segment.

Primerica, Inc. and Subsidiaries Results. Our results of operations for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Year ended December 31,			2025 vs. 2024 change		2024 vs. 2023 change	
	2025	2024	2023	$	%	$	%
			(Dollars in thousands)				
Revenues:							
Direct premiums	$ 3,462,780	$ 3,393,604	$ 3,312,125	$ 69,176	2%	$ 81,479	2%
Ceded premiums	(1,678,877)	(1,664,433)	(1,651,811)	14,444	*	12,622	*
Net premiums	1,783,903	1,729,171	1,660,314	54,732	3%	68,857	4%
Commissions and fees	1,275,864	1,082,889	892,853	192,975	18%	190,036	21%
Investment income net of investment expenses	225,195	218,153	201,311	7,042	3%	16,842	8%
Interest expense on surplus note	(58,043)	(62,652)	(65,474)	(4,609)	(7)%	(2,822)	(4)%
Net investment income	167,152	155,501	135,837	11,651	7%	19,664	14%
Realized investment gains (losses)	(2,037)	1,015	(645)	(3,052)	*	1,660	*
Other investment gains (losses)	1,221	1,221	(5,251)	-	*	6,472	*
Investment gains (losses)	(816)	2,236	(5,896)	(3,052)	*	8,132	*
Other, net	65,610	119,346	65,399	(53,736)	*	53,947	*
Total revenues	3,291,713	3,089,143	2,748,507	202,570	7%	340,636	12%
Benefits and expenses:							
Benefits and claims	665,927	648,163	642,979	17,764	3%	5,184	*
Future policy benefits remeasurement (gain) loss	(37,389)	(25,920)	(384)	(11,469)	*	(25,536)	*
Amortization of DAC	322,903	298,136	275,816	24,767	8%	22,320	8%
Sales commissions	686,920	573,249	457,444	113,671	20%	115,805	25%
Insurance expenses	263,467	255,619	235,460	7,848	3%	20,159	9%
Insurance commissions	22,995	32,008	34,222	(9,013)	(28)%	(2,214)	(6)%
Interest expense	23,958	25,034	26,594	(1,076)	(4)%	(1,560)	(6)%
Other operating expenses	368,368	343,607	304,638	24,761	7%	38,969	13%
Total benefits and expenses	2,317,149	2,149,896	1,976,769	167,253	8%	173,127	9%
Income from continuing operations before income taxes	974,564	939,247	771,738	35,317	4%	167,509	22%
Income taxes from continuing operations	223,330	219,118	180,556	4,212	2%	38,562	21%
Income from continuing operations	751,234	720,129	591,182	31,105	4%	128,947	22%
Loss from discontinued operations, net of income taxes	-	(249,611)	(14,581)	(249,611)	*	235,030	*
Net income	$ 751,234	$ 470,518	$ 576,601	$ 280,716	60%	$ (106,083)	(18)%

* Less than 1% or not meaningful

Total revenues. Total revenues increased in 2025 from 2024 primarily due to increases in commissions and fees earned in our Investment and Savings Products segment, net premiums in our Term Life Insurance segment, and net investment income in our Corporate and Other Distributed Products segment. This increase was partially offset by a one-time $50.0 million gain recognized within Other, net revenue in 2024 related to payments received under a Representation and Warranty insurance policy in our Corporate and Other Distributed Products segment. These movements are further discussed in detail in the Segment Results sections below.

Total benefits and expenses. Total benefits and expenses increased in 2025 from 2024 largely due to higher sales commissions in our Investment and Savings Products segment. Also contributing to the year-over-year increase were higher amortization of DAC and benefits and claims in our Term Life Insurance segment. Insurance and other operating expenses increased in 2025 compared to 2024 primarily due to higher employee-related costs, growth-related costs and technology investments. Further discussion related to benefits and expenses movements are discussed in detail in the Segment Results section below.

Income taxes. Our effective income tax rate was 22.9% in 2025 compared to our effective income tax rate from continuing operations of 23.3% in 2024. The decrease in the effective tax rate in 2025 was primarily driven by the deduction of purchased transferable federal income tax credits in 2025. Refer to Note 13 (Income Taxes) to our consolidated financial statements included elsewhere in this report for further details.

Loss from discontinued operations, net of income taxes. Loss from discontinued operations, net of income taxes relates to the Senior Health business, which was disposed of as of September 30, 2024 and is reported in discontinued operations for 2024 and 2023. Refer to Note 2 (Discontinued Operations) to our consolidated financial statements included elsewhere in this report for further details.

For additional information, see the discussions of results of operations by segment below.

Term Life Insurance Segment. Our results for the Term Life Insurance segment for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Year ended December 31,			2025 vs. 2024 change		2024 vs. 2023 change	
	2025	2024	2023	$	%	$	%
	(Dollars in thousands)						
Revenues:							
Direct premiums	$ 3,445,535	$ 3,375,282	$ 3,292,760	$ 70,253	2%	$ 82,522	3%
Ceded premiums	(1,673,848)	(1,659,348)	(1,648,004)	14,500	*	11,344	*
Net premiums	1,771,687	1,715,934	1,644,756	55,753	3%	71,178	4%
Other, net	48,122	52,306	48,286	(4,184)	(8)%	4,020	8%
Total revenues	1,819,809	1,768,240	1,693,042	51,569	3%	75,198	4%
Benefits and expenses:							
Benefits and claims	651,544	635,354	622,084	16,190	3%	13,270	2%
Future policy benefits remeasurement (gain) loss	(37,726)	(31,265)	(213)	(6,461)	*	(31,052)	*
Amortization of DAC	316,411	291,488	268,803	24,923	9%	22,685	8%
Insurance expenses	258,885	250,957	230,390	7,928	3%	20,567	9%
Insurance commissions	9,635	17,664	19,814	(8,029)	(45)%	(2,150)	(11)%
Total benefits and expenses	1,198,749	1,164,198	1,140,878	34,551	3%	23,320	2%
Income before income taxes	$ 621,060	$ 604,042	$ 552,164	$ 17,018	3%	$ 51,878	9%

* Less than 1% or not meaningful

Net premiums. Direct premiums increased in 2025 from 2024 largely due to the layering effect of new policy sales that contributed to growth in the in-force book of business. This increase was partially offset by an increase in ceded premiums, which includes $27.6 million in higher non-level YRT reinsurance ceded premiums as business not subject to the IPO coinsurance transactions ages, reduced by $13.1 million in lower coinsurance ceded premiums due to the run-off of business subject to the IPO coinsurance transactions.

Benefits and claims. Benefits and claims increased during 2025 compared to 2024. Direct benefits and claims increased with the growth of the business.

Future policy benefits remeasurement (gain) loss. Future policy benefits remeasurement gain increased during 2025 compared to 2024 and represents the impact of long-term assumption changes made during the third quarters of 2025 and 2024 in connection with the annual assumption reviews as well as differences in experience variances that occurred in each year. The remeasurement gain recognized in 2025 is due to realized experience variances and an assumption change largely related to a reduction of expected mortality benefits while the remeasurement gain recognized in 2024 was primarily related to a reduction of the expected cost of waiver of premium benefits. Refer to Note 11 (Future Policy Benefits) to our consolidated financial statements included elsewhere in this report for further details.

Amortization of DAC. Amortization of DAC increased in 2025 from 2024 primarily due to continued growth in the in-force book of business.

Insurance expenses. Insurance expenses increased during 2025 compared to 2024 largely due to higher costs resulting from growth-related expenses in the business.

Insurance commissions. Insurance commissions decreased in 2025 from 2024 as a result of lower non-deferrable commissions impacted by lower policy sales activity as well as a small change in the dollar value of commissions deferred that was made beginning in the second quarter of 2024.

Investment and Savings Products Segment. Our results of operations for the Investment and Savings Products segment for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Year ended December 31,			2025 vs. 2024 change		2024 vs. 2023 change	
	2025	2024	2023	$	%	$	%
	(Dollars in thousands)						
Revenues:							
Commissions and fees:							
Sales-based revenues	$ 477,146	$ 394,432	$ 296,617	$ 82,714	21%	$ 97,815	33%
Asset-based revenues	660,443	553,555	462,955	106,888	19%	90,600	20%
Account-based revenues	97,355	95,272	93,189	2,083	2%	2,083	2%
Other, net	13,288	13,483	12,504	(195)	(1)%	979	8%
Total revenues	1,248,232	1,056,742	865,265	191,490	18%	191,477	22%
Expenses:							
Amortization of DAC	5,381	5,443	5,479	(62)	(1)%	(36)	*
Insurance commissions	13,755	13,638	13,148	117	*	490	4%
Sales commissions:							
Sales-based	332,630	275,582	212,482	57,048	21%	63,100	30%
Asset-based	334,840	278,042	226,542	56,798	20%	51,500	23%
Other operating expenses	206,103	181,792	164,788	24,311	13%	17,004	10%
Total expenses	892,709	754,497	622,439	138,212	18%	132,058	21%
Income before income taxes	$ 355,523	$ 302,245	$ 242,826	$ 53,278	18%	$ 59,419	24%

* Less than 1% or not meaningful

Commissions and fees. Commissions and fees increased during 2025 compared to 2024 primarily driven by higher asset-based and sales-based revenues. Higher asset-based revenues were driven by an increase in average client assets in 2025 compared to 2024 as well as a higher mix of assets under management that earn higher asset-based commissions, namely managed investments and Canadian mutual funds sold under the principal distributor model. The increase in sales-based revenue was largely the result of continued growth in product sales for variable annuities and U.S. retail mutual funds.

Sales commissions. The increases in sales-based and asset-based commissions in 2025 from 2024 were generally in line with the increases in sales-based revenues and asset-based revenues, respectively.

Other operating expenses. Other operating expenses increased in 2025 from 2024 largely due to higher variable growth-related costs, continued investments in technology and infrastructure and higher employee compensation.

Corporate and Other Distributed Products Segment. Our results of operations for the Corporate and Other Distributed Products segment for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Year ended December 31,			2025 vs. 2024 change		2024 vs. 2023 change	
	2025	2024	2023	$	%	$	%
			(Dollars in thousands)				
Revenues:							
Direct premiums	$ 17,245	$ 18,322	$ 19,365	$ (1,077)	(6)%	$ (1,043)	(5)%
Ceded premiums	(5,029)	(5,085)	(3,807)	(56)	(1)%	1,278	34%
Net premiums	12,216	13,237	15,558	(1,021)	(8)%	(2,321)	(15)%
Commissions and fees	40,920	39,630	40,092	1,290	3%	(462)	(1)%
Investment income net of investment expenses	225,195	218,153	201,311	7,042	3%	16,842	8%
Interest expense on surplus note	(58,043)	(62,652)	(65,474)	(4,609)	(7)%	(2,822)	(4)%
Net investment income	167,152	155,501	135,837	11,651	7%	19,664	14%
Realized investment gains (losses)	(2,037)	1,015	(645)	(3,052)	*	1,660	*
Other investment gains (losses)	1,221	1,221	(5,251)	-	*	6,472	*
Investment gains (losses)	(816)	2,236	(5,896)	(3,052)	*	8,132	*
Other, net	4,200	53,557	4,609	(49,357)	*	48,948	*
Total revenues	223,672	264,161	190,200	(40,489)	(15)%	73,961	39%
Benefits and expenses:							
Benefits and claims	14,383	12,809	20,895	1,574	12%	(8,086)	(39)%
Future policy benefits remeasurement (gain) loss	337	5,345	(171)	(5,008)	*	5,516	*
Amortization of DAC	1,111	1,205	1,534	(94)	(8)%	(329)	(21)%
Insurance expenses	4,582	4,662	5,070	(80)	(2)%	(408)	(8)%
Insurance commissions	(395)	706	1,260	(1,101)	*	(554)	(44)%
Sales commissions	19,450	19,625	18,420	(175)	*	1,205	7%
Interest expense	23,958	25,034	26,594	(1,076)	(4)%	(1,560)	(6)%
Other operating expenses	162,265	161,815	139,850	450	*	21,965	16%
Total benefits and expenses	225,691	231,201	213,452	(5,510)	(2)%	17,749	8%
Income (loss) before income taxes	$ (2,019)	$ 32,960	$ (23,252)	$ (34,979)	*	$ 56,212	*

* Less than 1% or not meaningful

Total revenues. Total revenues decreased in 2025 from 2024 primarily due to a $50.0 million gain recognized in 2024 within Other, net revenue related to payments received under a Representation and Warranty insurance policy as discussed further in Note 4 (Segment and Geographical Information) to our consolidated financial statements included elsewhere in this report. Also contributing to the revenue decline was an increase of investment losses, largely the result of recognition of $2.0 million of investment losses in 2025 related to the tender of bonds from a certain issuer that allowed us to reinvest the proceeds at current market interest rates rather than accept replacement bonds from the issuer at less favorable terms. The decrease in revenues was partially offset by higher net investment income primarily due to continued growth of the invested asset portfolio in 2025.

Total benefits and expenses. Total benefits and expenses decreased in 2025 from 2024 primarily due to a future policy benefits remeasurement loss in the third quarter of 2024 recorded in connection with the refinement of assumptions on a closed block of non-term life insurance. Within other operating expenses, higher employee-related costs were largely offset by decreases in various other expenses.

Financial Condition

Investments. Our insurance business is primarily focused on selling term life insurance, which does not include an investment component for the policyholder. The invested asset portfolio funded by premiums from our term life insurance business does not involve the substantial asset accumulations and spread requirements that exist with other non-term life insurance products. As a result, the profitability of our term life insurance business is not as sensitive to the impact that interest rates have on our invested asset portfolio and investment income as the profitability of other companies that distribute non-term life insurance products.

We follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide adequate liquidity for the prompt payment of claims. To meet business needs and mitigate risks, our investment guidelines provide restrictions on our portfolio's composition, including limits on asset type, per issuer limits, credit quality limits, portfolio duration, limits on the amount of investments in approved countries and permissible security types. We also manage and monitor our allocation of investments to limit the accumulation of any disproportionate concentrations of risk among industry sectors or issuer countries outside of the U.S. and Canada. In addition, as of December 31, 2025, we did not hold any country of issuer concentrations outside of the U.S. or Canada that represented more than 5% of the fair value of our available-for-sale invested asset portfolio or any industry concentrations of corporate bonds that represented more than 10% of the fair value of our available-for-sale invested asset portfolio.

We invest a portion of our portfolio in assets denominated in Canadian dollars to support our Canadian operations. Additionally, to ensure adequate liquidity for payment of claims, we take into account the maturity and duration of our invested asset portfolio and our general liability profile.

We also hold within our invested asset portfolio a credit enhanced note ("LLC Note") issued by a limited liability company owned by a third-party service provider which is classified as a held-to-maturity security. The LLC Note, which is scheduled to mature on December 31, 2030, was obtained in exchange for the Surplus Note of equal principal amount issued by Vidalia Re, Inc., a special purpose financial captive insurance company and wholly owned subsidiary of Primerica Life Insurance Company ("Primerica Life"). For more information on the LLC Note, see Note 5 (Investments) to our consolidated financial statements included elsewhere in this report.

We have an investment committee composed of members of our senior management team that is responsible for establishing and maintaining our investment guidelines and supervising our investment activity. Our investment committee regularly monitors our overall investment results and our compliance with our investment objectives and guidelines. We use a third-party investment advisor to assist us in the management of our investing activities. Our investment advisor reports to our investment committee.

Our invested asset portfolio is subject to a variety of risks, including risks related to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. Investment guideline restrictions have been established to minimize the effect of these risks but may not always be effective due to factors beyond our control. Interest rates and credit spreads are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates or credit spreads could result in significant unrealized losses in the value of our invested asset portfolio. We believe that fluctuations caused by movement in interest rates and credit spreads generally have little bearing on the recoverability of our investments as we have the ability to hold these investments until maturity or a market price recovery and we have no present intention to dispose of them.

Details on asset mix (excluding our held-to-maturity security) were as follows:

	December 31, 2025		December 31, 2024	
	Fair value	Cost or amortized cost	Fair value	Cost or amortized cost
U.S. government and agencies	*	*	*	*
Foreign government	4%	4%	5%	4%
States and political subdivisions	3%	3%	3%	3%
Corporates	49%	49%	49%	50%
Mortgage- and asset-backed securities	24%	25%	23%	24%
Equity securities	*	*	1%	1%
Trading securities	*	*	*	*
Cash and cash equivalents	19%	18%	19%	18%
Total	100%	100%	100%	100%

* Less than 1%.

The composition and duration of our portfolio will vary depending on several factors, including the yield curve and our opinion of the relative value among various asset classes. The relative composition of our asset portfolio did not change significantly from 2024 to 2025. The year-end average rating, duration and book yield of our fixed-maturity portfolio (excluding our held-to-maturity security) were as follows:

	December 31, 2025	December 31, 2024
Average rating of our fixed-maturity portfolio	A	A
Average duration of our fixed-maturity portfolio	5.2 years	5.1 years
Average book yield of our fixed-maturity portfolio	4.30%	4.14%

The increase in the average book yield of our fixed-maturity portfolio as of December 31, 2025 reflects higher reinvestment rates compared to the yield on maturing investments during 2025.

Ratings for our investments in fixed-maturity securities are determined using Nationally Recognized Statistical Rating Organizations designations and/or equivalent ratings. The distribution of our investments in fixed-maturity securities (excluding our held-to-maturity security) by rating, including those classified as trading securities, were as follows:

	December 31, 2025		December 31, 2024	
	Amortized cost [1]	%	Amortized cost [1]	%
	(Dollars in thousands)			
AAA	$ 666,842	20%	$ 615,348	20%
AA	503,652	15%	414,052	13%
A	805,885	24%	770,616	24%
BBB	1,377,969	40%	1,315,973	42%
Below investment grade	36,627	1%	36,548	1%
Not rated	444	*	2,957	*
Total	$ 3,391,419	100%	$ 3,155,494	100%

[1] Includes trading securities at carrying value and available-for-sale securities (excluding short-term investments) at amortized cost.
* Less than 1%.

The ten largest holdings within our fixed-maturity securities invested asset portfolio (excluding our held-to-maturity security and short-term investments) were as follows:

	December 31, 2025			
Issuer	Fair value	Amortized cost [(1)]	Unrealized gain (loss)	Credit rating
	(Dollars in thousands)			
ONEOK Inc	$ 15,207	$ 15,447	$ (240)	BBB
Province of Alberta Canada	14,817	15,408	(591)	AA-
Province of Ontario Canada	13,865	14,109	(244)	A+
Realty Income Corp	13,719	13,973	(254)	A-
Manulife Financial Corp	13,173	13,456	(283)	A
Boeing Co	12,903	12,414	489	BBB-
Province of Quebec Canada	12,443	12,697	(254)	AA-
Morgan Stanley	12,308	12,220	88	BBB+
Province of British Columbia Canada	12,036	12,383	(347)	A+
Province of New Brunswick Canada	11,717	12,246	(529)	A+
Total – ten largest holdings	$ 132,188	$ 134,353	$ (2,165)	
Total – fixed-maturity securities	$ 3,278,047	$ 3,391,419		
Percent of total fixed-maturity securities	4%	4%		

(1) Includes trading securities at carrying value and available-for-sale securities at amortized cost.

For additional information on our invested asset portfolio, see Note 5 (Investments) and Note 6 (Fair Value of Financial Instruments) to our consolidated financial statements included elsewhere in this report.

Other Significant Assets and Liabilities. The balances of and changes in other significant assets and liabilities were as follows:

	December 31,		Change	
	2025	2024	$	%
	(Dollars in thousands)			
Assets:				
Reinsurance recoverables	$ 2,564,952	$ 2,744,165	$ (179,213)	(7)%
Deferred policy acquisition costs, net	3,915,998	3,680,430	235,568	6%
Liabilities:				
Future policy benefits	$ 6,818,179	$ 6,503,064	$ 315,115	5%

Reinsurance recoverables. Reinsurance recoverables reflects future policy benefit reserves and claim reserves ceded to reinsurers, including the IPO coinsurers. Reinsurance recoverables as of December 31, 2025 decreased compared with December 31, 2024, primarily due to the continued runoff of the IPO book of business.

Deferred policy acquisition costs, net. The increase in DAC was primarily a result of the cumulative impact of incremental commissions and expenses deferred as a result of new business in 2025 not subject to the IPO coinsurance agreements.

Future policy benefits. The increase in future policy benefits was primarily driven by continued growth in the business and the decrease in market observable interest rates at year-end that are used to discount the present value of the estimated future cash flows included in the liability for future policy benefits.

For additional information, see the notes to our consolidated financial statements included elsewhere in this report.

Liquidity and Capital Resources

Dividends and other payments to the Parent Company from its subsidiaries are our principal sources of cash. The amount of dividends paid by the subsidiaries is dependent on their capital needs to fund future growth and applicable regulatory

restrictions. The primary uses of funds by the Parent Company include the payments of stockholder dividends, interest on note payable, general operating expenses, and income taxes, as well as repurchases of shares of our common stock outstanding. During 2025, our life insurance underwriting companies declared and paid ordinary dividends of $317.0 million to the Parent Company. See Note 17 (Statutory Accounting and Dividend Restrictions) to our consolidated financial statements included elsewhere in this report for more information on insurance subsidiary dividends and statutory restrictions. In addition, in 2025 our non-life insurance subsidiaries declared and paid dividends of $239.1 million to the Parent Company. At December 31, 2025, the Parent Company had cash and invested assets of $521.1 million.

The Parent Company's subsidiaries generate operating cash flows primarily from term life insurance premiums (net of premiums ceded to reinsurers), income from invested assets, commissions and fees collected from the distribution of investment and savings products, as well as other financial products. The subsidiaries' principal operating cash outflows include the payment of insurance claims and benefits (net of ceded claims recovered from reinsurers), commissions to the independent sales force, insurance and other operating expenses, interest expense for future policy benefit reserves financing transactions, and income taxes.

The distribution and underwriting of term life insurance requires up-front cash outlays at the time the policy is issued as we pay a substantial majority of the sales commission during the first year following the sale of a policy and incur costs for underwriting activities at the inception of a policy's term. During the early years of a policy's term, we generally receive level term premiums in excess of claims paid. We invest the excess cash generated during earlier policy years primarily in fixed-maturity securities held in support of future policy benefit reserves. In later policy years, cash received from the maturity or sale of invested assets is used to pay claims in excess of level term premiums received.

Historically, cash flows generated by our businesses, primarily from our existing block of term life insurance policies and our investment and savings products, have provided us with sufficient liquidity to meet our operating requirements. We anticipate that cash flows from our businesses will continue to provide sufficient operating liquidity over the next 12 months.

If necessary, we could seek to enhance our liquidity position or capital structure through sales of our available-for-sale investment portfolio, changes in the timing or amount of share repurchases, borrowings against our Revolving Credit Facility, or some combination of these sources. Additionally, we believe that cash flows from our businesses and potential sources of funding will sufficiently support our long-term liquidity needs.

Cash Flows. The components of the changes in cash and cash equivalents were as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Net cash provided by (used in) operating activities	$ 901,178	$ 862,088	$ 692,517
Net cash provided by (used in) investing activities	(235,568)	(232,250)	(90,051)
Net cash provided by (used in) financing activities	(599,637)	(551,141)	(479,621)
Effect of foreign exchange rate changes on cash	2,433	(4,024)	1,063
Change in cash and cash equivalents	$ 68,406	$ 74,673	$ 123,908

Operating Activities. Cash provided by operating activities increased in 2025 from 2024 largely due to higher earnings from our Investment and Savings Products segment, higher net premiums in excess of net claims paid in our Term Life Insurance segment and lower cash outflows for policy acquisition costs in our Term Life Insurance segment. Partially offsetting the year-over-year increase in cash inflows is higher income tax remittances in 2025 primarily due to higher pre-tax income and differences in the timing of purchases, maturities, and sales of financial instruments classified as trading securities, which are classified as cash flows from operating activities.

Investing Activities. Cash used in investing activities remained relatively flat in 2025 compared to 2024 primarily due to the impact of the $50.0 million received under a Representation and Warranty insurance policy in 2024, largely offset by

fluctuations in the timing of maturities, sales and reinvestments of debt securities held in our available-for-sale investment portfolio and the $21.4 million of cash included in the disposal of the Senior Health business in 2024.

Financing Activities. Cash used in financing activities increased in 2025 from 2024 primarily due to an increase in our share repurchase program and higher per share stockholder dividend payments.

Risk-Based Capital ("RBC"). The National Association of Insurance Commissioners ("NAIC") has established RBC standards for U.S. life insurers, as well as a risk-based capital model act (the "RBC Model Act") that has been adopted by the insurance regulatory authorities. The RBC Model Act requires that life insurers annually submit a report to state regulators regarding their RBC based upon four categories of risk: asset risk; insurance risk; interest rate risk and business risk. The capital requirement for each is determined by applying factors that vary based upon the degree of risk to various asset, premiums and policy benefit reserve items. The formula is an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action.

As of December 31, 2025, our U.S. life insurance subsidiaries maintained statutory capital and surplus substantially in excess of the applicable regulatory requirements and remain well positioned to support existing operations and fund future growth.

In Canada, an insurer's minimum capital requirement is overseen by the Office of the Superintendent of Financial Institutions ("OSFI") and determined as the sum of the capital requirements for six categories of risk: asset default risk, mortality/morbidity/lapse/expense risks, changes in interest rate environment risk, operational risk, segregated funds risk and foreign exchange risk. As of December 31, 2025, Primerica Life Insurance Company of Canada was in compliance with Canada's minimum capital requirements as defined by OSFI.

For more information regarding statutory capital requirements and dividend capacities of our insurance subsidiaries, see Note 17 (Statutory Accounting and Dividend Restrictions) to our consolidated financial statements included elsewhere in this report.

Redundant Reserve Financing. The Model Regulation titled Valuation of Life Insurance Policies, commonly known as Regulation XXX, requires insurers to carry statutory policy benefit reserves for term life insurance policies with long-term premium guarantees which are often significantly in excess of the future policy benefit reserves that insurers deem necessary to satisfy claim obligations ("redundant policy benefit reserves"). Accordingly, many insurance companies have sought ways to reduce their capital needs by financing redundant policy benefit reserves through bank financing, reinsurance arrangements and other financing transactions.

We have established Vidalia Re as a special purpose financial captive insurance company and wholly owned subsidiary of Primerica Life. Primerica Life has ceded certain term life insurance policies issued in 2011 through 2017 to Vidalia Re as part of a Regulation XXX redundant reserve financing transaction (the "Vidalia Re Redundant Reserve Financing Transaction"). This redundant reserve financing transaction allows us to more efficiently manage and deploy our capital. See Note 17 (Statutory Accounting and Dividend Restrictions) and Note 18 (Commitments and Contingent Liabilities) to our consolidated financial statements included elsewhere in this report for more information.

The NAIC has adopted a model regulation for determining reserves using a principle-based approach ("principle-based reserves" or "PBR"), which is designed to reflect each insurer's own experience in calculating reserves and move away from a single prescriptive reserving formula. Primerica Life adopted PBR as of January 1, 2018 and NBLIC adopted the New York amended version of PBR effective January 1, 2021. PBR significantly reduced the redundant statutory policy benefit reserve requirements while still ensuring adequate liabilities are held. The regulation only applies for business issued after the effective dates. See Note 5 (Investments), Note 12 (Debt) and Note 18 (Commitments and Contingent Liabilities) to our consolidated financial statements included elsewhere in this report for more information on the redundant reserve financing transaction.

Note Payable. The Company has $600.0 million of publicly-traded Senior Notes outstanding issued at a price of 99.55% with an annual interest rate of 2.80%, payable semi-annually in arrears on May 19 and November 19. The Senior Notes are

scheduled to mature on November 19, 2031. We were in compliance with the covenants of the Senior Notes as of December 31, 2025. No events of default occurred during the year ended December 31, 2025.

Financial Ratings. As of December 31, 2025, the investment grade credit ratings for our Senior Notes were as follows:

Agency	Senior Notes rating
Moody's	Baa1, stable outlook
Standard & Poor's	A-, stable outlook
A.M. Best Company	a-, stable outlook

As of December 31, 2025, Primerica Life's financial strength ratings were as follows:

Agency	Financial strength rating
Moody's	A1, stable outlook
Standard & Poor's	AA-, stable outlook
A.M. Best Company	A+, stable outlook

Securities Lending. We participate in securities lending transactions with brokers to increase investment income with minimal risk. See Note 5 (Investments) to our consolidated financial statements included elsewhere in this report for additional information.

Surplus Note. Vidalia Re issued a Surplus Note in exchange for the LLC Note as a part of the Vidalia Re Redundant Reserve Financing Transaction. The Surplus Note has a principal amount equal to the LLC Note and is scheduled to mature on December 31, 2030. For more information on the Surplus Note, see Note 12 (Debt) to our consolidated financial statements included elsewhere in this report.

Off-Balance Sheet Arrangements. We have no transactions, agreements or other contractual arrangements to which an entity unconsolidated with the Company is a party, under which the Company maintains any off-balance sheet obligations or guarantees as of December 31, 2025.

Credit Facility Agreement. We maintain an unsecured $200.0 million Revolving Credit Facility with a syndicate of commercial banks that has a scheduled termination date of June 22, 2026. Amounts outstanding under the Revolving Credit Facility bear interest at a periodic rate equal to the Secured Overnight Financing Rate ("SOFR") rate loan or the base rate, plus in either case an applicable margin. The Revolving Credit Facility also permits the issuance of letters of credit. The applicable margins are based on our debt rating with such margins for SOFR rate loans and letters of credit ranging from 1.000% to 1.625% per annum and for base rate loans ranging from 0.000% to 0.625% per annum. Under the Revolving Credit Facility, we incur a commitment fee that is payable quarterly in arrears and is determined by our debt rating. This commitment fee ranges from 0.100% to 0.225% per annum of the aggregate $200.0 million commitment of the lenders under the Revolving Credit Facility. As of December 31, 2025, no amounts were outstanding under the Revolving Credit Facility and we were in compliance with its covenants. Furthermore, no events of default occurred under the Revolving Credit Facility in 2025.

Contractual Obligations. Our material cash requirements from known contractual and other obligations primarily consist of following:

Future Policy Benefits. Our liability for future policy benefits, which is presented in the consolidated balance sheets and Note 11 (Future Policy Benefits) to our consolidated financial statements included elsewhere in this report, represents the present value of expected future benefits less the present value of expected future net premiums receivable under the contracts. Net premiums are defined as the portion of the gross premiums received from policyholders that are needed to pay for all benefits. These benefit payments are contingent on policyholders continuing to renew their policies and make their premium payments. We expect to fully fund the obligations for future policy benefits from cash flows from general account invested assets, claims reimbursed by reinsurers, and from future premiums.

Policy Claims. Policy claims, which is presented in the consolidated balance sheets and Note 10 (Policy Claims and Other Benefits Payable) to our consolidated financial statements included elsewhere in this report, represents claims and benefits that have been incurred but not paid to policyholders and are assumed to be due within a year.

Other Policyholder Funds. Other policyholder funds, which is presented in the consolidated balance sheets, primarily represent claim payments left on deposit with us that are payable on demand.

Note Payable and Interest Obligations. We have debt obligations for the principal balance of our Senior Notes, which is presented in the consolidated balance sheets and described further in Note 12 (Debt) to our consolidated financial statements included elsewhere in the report. We also maintain interest obligations for interest on our Senior Notes, the commitment fee on our Revolving Credit Facility, fees paid for the credit enhancement feature on the LLC Note and a finance charge incurred pursuant to one of our IPO coinsurance agreements as of December 31, 2025. We do not expect the principal or interest on the Surplus Note will result in any cash requirements as the payments due for these items are contractually offset by the principal and interest on the LLC Note as long as we hold the LLC Note. The Company asserts its positive intent and ability to hold the LLC Note until maturity.

Lease Obligations. Our lease obligations primarily represent payments for operating leases related to office space. For additional information on leases see Note 21 (Leases) to our consolidated financial statements included elsewhere in this report.

For additional information concerning our commitments and contingencies, see Note 18 (Commitments and Contingent Liabilities) to our consolidated financial statements included elsewhere in this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. Sensitivity analysis measures the impact of hypothetical changes in interest rates, foreign exchange rates and other market rates or prices on the profitability of market-sensitive financial instruments.

The following discussion about the potential effects of changes in interest rates and Canadian currency exchange rates is based on shock-tests, which model the effects of interest rate and Canadian exchange rate shifts on our financial condition and results of operations. Although we believe shock tests provide the most meaningful analysis permitted by the rules and regulations of the SEC, they are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by their inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of shock tests for changes in interest rates and Canadian currency exchange rates may have some limited use as benchmarks, they should not be viewed as forecasts. These disclosures also are selective in nature and address, in the case of interest rates, only the potential direct impact on our financial instruments and, in the case of Canadian currency exchange rates, the potential translation impact on net income from our Canadian subsidiaries. They do not include a variety of other potential factors that could affect our business as a result of these changes in interest rates and Canadian currency exchange rates.

Interest Rate Risk.

The fair value of the fixed-maturity securities (excluding the held-to-maturity security) in our invested asset portfolio as of December 31, 2025 and 2024 was $3.3 billion and $2.9 billion, respectively. One of the primary market risks for this portion of our invested asset portfolio is interest rate risk. One means of assessing the exposure of our fixed-maturity securities portfolios to interest rate changes is a duration-based analysis that measures the potential changes in market value resulting from a hypothetical change in interest rates of 100 basis points across all maturities. This model is sometimes referred to as a parallel shift in the yield curve. Under this model, with all other factors constant and assuming no offsetting change in the value of our liabilities, we estimated that such an increase in interest rates would cause the fair value of our fixed-maturity securities portfolios to decline by $147.0 million, or 4%, based on our actual securities positions as of December 31, 2025. For comparative purposes, the same increase in rates would have caused the fair value of our fixed-maturity securities portfolios to decline by $130.3 million, or 4%, based on our actual securities positions as of December 31, 2024.

Canadian Currency Risk.

We also have exposure to foreign currency exchange risk to the extent we conduct business in Canada. A strong Canadian dollar relative to the U.S. dollar results in higher levels of reported revenues, expenses, net income, assets, liabilities, and accumulated comprehensive income (loss) in our U.S. dollar financial statements, and a weaker Canadian dollar would have the opposite effect. Generally, our Canadian dollar-denominated assets are held in support of our Canadian dollar-denominated liabilities. For the year ended December 31, 2025, 13% of our revenues, excluding realized investment gains, and 14% of income from continuing operations before income taxes were generated by our Canadian operations. For the year ended December 31, 2024, 13% of our revenues, excluding realized investment gains, and 13% of income from continuing operations before income taxes were generated by our Canadian operations.

One means of assessing exposure to changes in Canadian currency exchange rates is to model the effects on reported income using a sensitivity analysis. We analyzed our Canadian currency exposure for the years ended December 31, 2025 and 2024. Net exposure was measured assuming a 10% decrease in the value of the Canadian dollar relative to the U.S. dollar for each year. We estimated that such a decrease would decrease our income from continuing operations before income taxes by $13.6 million for the year ended December 31, 2025. For comparative purposes, a similar 10% decrease would have decreased our income from continuing operations before income taxes by $12.3 million for the year ended December 31, 2024.

Our investment in the net assets of our Canadian operations is also subject to Canadian currency risk. If we were to assume a 10% decrease in Canadian currency exchange rates compared to the U.S. dollar, the translated value of our net investment in our Canadian subsidiaries in U.S. dollars would decrease by $40.8 million based on net assets as of December 31, 2025. For comparative purposes, a similar decrease in Canadian currency exchange rates compared to the U.S. dollar would have caused the translated value of our net investment in our Canadian subsidiaries in U.S. dollars to decline by $35.1 million based on net assets as of December 31, 2024. Historically, we have not hedged this exposure, although we may elect to do so in future periods. The impact of translating the balance of net assets of our Canadian operations is recorded in our consolidated balance sheets within the accumulated other comprehensive income (loss) component of stockholders' equity.

Credit Risk.

We extensively use reinsurance in the United States to diversify our insurance and underwriting risk and to manage our loss exposure to mortality risk. Reinsurance does not relieve us of our direct liability to our policyholders. Due to factors such as insolvency, adverse underwriting results or inadequate investment returns, our reinsurers may not be able to pay the amounts they owe us on a timely basis or at all. Further, reinsurers might refuse or fail to pay losses that we cede to them or might delay payment. To limit our exposure with any one reinsurer, we monitor the concentration of credit risk we have with our reinsurance counterparties, as well as their financial condition. We manage this reinsurer credit risk through analysis and monitoring of the credit-worthiness of each of our reinsurance partners to minimize collection issues. Also, for reinsurance contracts with unauthorized reinsurers, we require collateral such as letters of credit. For information on our reinsurance exposure and reinsurers, see Note 7 (Reinsurance) to our consolidated financial statements included elsewhere in this report.

Concurrent with the execution of the Vidalia Re Redundant Reserve Financing Transaction between Vidalia Re and Primerica Life, Vidalia Re entered into a Surplus Note Purchase Agreement (the "Surplus Note Purchase Agreement") with Hannover Life Reassurance Company of America and certain of its affiliates (collectively, "Hannover Re") and a newly-formed limited liability company (the "LLC") owned by a third-party service provider. Under the Surplus Note Purchase Agreement, Vidalia Re issued the Surplus Note to the LLC in exchange for the LLC Note of equal principal amount. The Company assumes credit risk associated with a credit enhancement feature provided by Hannover Re, which bears the obligation to absorb the LLC's losses in the event of a Surplus Note default in exchange for a fee.

For information on the Surplus Note Purchase Agreement, see Note 5 (Investments) and Note 12 (Debt) to our consolidated financial statements included elsewhere in this report.

We also bear credit risk on our investment portfolio related to the uncertainty associated with the continued ability of an obligor to make timely payments of principal and interest. In an effort to meet business needs and mitigate credit and other portfolio risks, we established investment guidelines that provide restrictions on our portfolio's composition, including limits on asset type, per issuer limits, credit quality limits, portfolio duration, limits on the amount of investments in approved countries and permissible security types. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition" for details on our investment portfolio, including investment strategy, asset mix and credit ratings.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Primerica, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Primerica, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules I, II, III, and IV (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Liability for future policy benefits for term life insurance contracts

As described in Notes 1 and 11 to the consolidated financial statements, the liability for future policy benefits is measured as the present value of expected future benefits less the present value of expected future net premiums receivable under the contracts. The cash flow assumptions underlying the liability for future policy benefits include mortality, persistency, and disability rates. The cash flow assumptions used to measure the liability for future policy benefits are reviewed at least annually and updated as necessary. As of December 31, 2025, the liability for future policy benefits was $6,818 million, which included the liability for future policy benefits for term life insurance contracts of $6,615 million.

We identified the evaluation of the liability for future policy benefits for term life insurance contracts as a critical audit matter. Specifically, the evaluation of the mortality, persistency, and disability rate cash flow assumptions (collectively, key assumptions) used in estimating the liability for future policy benefits for term life insurance contracts required subjective auditor judgment and specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. With the assistance of actuarial professionals with specialized skills and knowledge, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process for estimating the liability for future policy benefits for term life insurance   contracts. This included controls related to the actuarial methodologies and the key assumptions. We also involved actuarial professionals with specialized skills and knowledge, who assisted in:

- assessing the actuarial methodologies used to estimate the liability for future policy benefits for term life insurance contracts for consistency with generally accepted actuarial methodologies

- evaluating the Company's key assumptions by comparing them to the Company's relevant historical experience data and anticipated trends

- recalculating the projected cash flows for a selection of term life insurance contracts and comparing the results to the Company's estimates.

/s/ KPMG LLP

We have served as the Company's auditor since 2007.

Atlanta, Georgia
February 27, 2026

PRIMERICA, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
	(In thousands, except per-share amounts)	
Assets:		
Investments:		
Fixed-maturity securities available-for-sale, at fair value (amortized cost: $3,378,618 in 2025 and $3,152,483 in 2024)	$ 3,265,246	$ 2,946,126
Fixed-maturity security held-to-maturity, at amortized cost (fair value: $1,153,047 in 2025 and $1,227,428 in 2024)	1,175,380	1,303,880
Equity securities, at fair value (historical cost: $20,501 in 2025 and $22,935 in 2024)	26,433	27,144
Trading securities, at fair value (cost: $13,084 in 2025 and $3,562 in 2024)	12,801	3,011
Policy loans and other invested assets	56,233	50,881
Total investments	4,536,093	4,331,042
Cash and cash equivalents	756,227	687,821
Accrued investment income	30,122	28,100
Reinsurance recoverables	2,564,952	2,744,165
Deferred policy acquisition costs, net	3,915,998	3,680,430
Agent balances, due premiums and other receivables	275,171	282,607
Intangible asset	45,275	45,275
Income tax receivable	45,265	-
Deferred income taxes	132,037	122,664
Operating lease right-of-use assets	41,900	47,023
Other assets	387,776	403,608
Separate account assets	2,281,520	2,209,287
Total assets	$ 15,012,336	$ 14,582,022
Liabilities and stockholders' equity:		
Liabilities:		
Future policy benefits	$ 6,818,179	$ 6,503,064
Unearned and advance premiums	15,521	15,606
Policy claims and other benefits payable	495,356	488,350
Other policyholders' funds	356,427	402,323
Note payable	595,315	594,512
Surplus note	1,175,119	1,303,556
Income tax payable	119,654	57,987
Deferred income taxes	28,306	57,624
Operating lease liabilities	49,565	55,478
Other liabilities	546,596	549,160
Payable under securities lending	84,876	86,034
Separate account liabilities	2,281,520	2,209,287
Commitments and contingent liabilities *(see Commitments and Contingent Liabilities note)*		
Total liabilities	12,566,434	12,322,981
Stockholders' equity:		
Common stock ($0.01 par value; authorized 500,000 shares in 2025 and 2024; issued and outstanding 31,810 shares in 2025 and 33,368 shares in 2024)	318	334
Paid-in capital	-	-
Retained earnings	2,416,149	2,231,483
Accumulated other comprehensive income (loss), net of income tax:		
Effect of change in discount rate assumptions on the liability for future policy benefits	134,594	224,833
Unrealized foreign currency translation gains (losses)	(15,836)	(34,767)
Net unrealized investment gains (losses) on available-for-sale securities	(89,323)	(162,842)
Total stockholders' equity	2,445,902	2,259,041
Total liabilities and stockholders' equity	$ 15,012,336	$ 14,582,022

See accompanying notes to consolidated financial statements.

PRIMERICA, INC. AND SUBSIDIARIES
Consolidated Statements of Income

	Year ended December 31,		
	2025	2024	2023
	(In thousands, except per-share amounts)		
Revenues:			
Direct premiums	$ 3,462,780	$ 3,393,604	$ 3,312,125
Ceded premiums	(1,678,877)	(1,664,433)	(1,651,811)
Net premiums	1,783,903	1,729,171	1,660,314
Commissions and fees	1,275,864	1,082,889	892,853
Investment income net of investment expenses	225,195	218,153	201,311
Interest expense on surplus note	(58,043)	(62,652)	(65,474)
Net investment income	167,152	155,501	135,837
Realized investment gains (losses)	(2,037)	1,015	(645)
Other investment gains (losses)	1,221	1,221	(5,251)
Investment gains (losses)	(816)	2,236	(5,896)
Other, net	65,610	119,346	65,399
Total revenues	3,291,713	3,089,143	2,748,507
Benefits and expenses:			
Benefits and claims	665,927	648,163	642,979
Future policy benefits remeasurement (gain) loss	(37,389)	(25,920)	(384)
Amortization of deferred policy acquisition costs	322,903	298,136	275,816
Sales commissions	686,920	573,249	457,444
Insurance expenses	263,467	255,619	235,460
Insurance commissions	22,995	32,008	34,222
Interest expense	23,958	25,034	26,594
Other operating expenses	368,368	343,607	304,638
Total benefits and expenses	2,317,149	2,149,896	1,976,769
Income from continuing operations before income taxes	974,564	939,247	771,738
Income taxes from continuing operations	223,330	219,118	180,556
Income from continuing operations	751,234	720,129	591,182
Loss from discontinued operations, net of income taxes	-	(249,611)	(14,581)
Net income	$ 751,234	$ 470,518	$ 576,601
Basic earnings per share attributable to common stockholders:			
Continuing operations	$ 22.95	$ 21.02	$ 16.37
Discontinued operations	-	(7.29)	(0.40)
Basic earnings per share attributable to common stockholders	$ 22.95	$ 13.73	$ 15.97
Diluted earnings per share attributable to common stockholders:			
Continuing operations	$ 22.91	$ 20.99	$ 16.34
Discontinued operations	-	(7.28)	(0.40)
Diluted earnings per share attributable to common stockholders	$ 22.91	$ 13.71	$ 15.94
Weighted-average shares used in computing earnings per share:			
Basic	32,632	34,142	35,954
Diluted	32,680	34,199	36,027

.

See accompanying notes to consolidated financial statements.

PRIMERICA, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Net income	$ 751,234	$ 470,518	$ 576,601
Other comprehensive income (loss) before income taxes:			
Unrealized investment gains (losses) on available-for-sale securities:			
Change in unrealized holding gains (losses) on available-for-sale securities	90,980	9,950	87,390
Reclassification adjustment for investment (gains) losses included in net income	2,005	(562)	2,811
Effect of change in discount rate assumptions on the liability for future policy benefits	(113,258)	334,035	(216,301)
Foreign currency translation adjustments:			
Change in unrealized foreign currency translation gains (losses)	18,931	(32,532)	10,044
Total other comprehensive income (loss) before income taxes	(1,342)	310,891	(116,056)
Income tax expense (benefit) related to items of other comprehensive income (loss)	(3,553)	72,338	(27,458)
Other comprehensive income (loss), net of income taxes	2,211	238,553	(88,598)
Total comprehensive income (loss)	$ 753,445	$ 709,071	$ 488,003

See accompanying notes to consolidated financial statements.

PRIMERICA, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except per-share amounts)		
Equity			
Common stock:			
Balance, beginning of period	$ 334	$ 350	$ 368
Repurchases of common stock	(17)	(18)	(21)
Net issuance of common stock	1	2	3
Balance, end of period	318	334	350
Paid-in capital:			
Balance, beginning of period	-	-	-
Share-based compensation	33,085	35,408	32,130
Net issuance of common stock	(1)	(2)	(3)
Repurchases of common stock	(33,084)	(35,406)	(32,127)
Balance, end of period	-	-	-
Retained earnings:			
Balance, beginning of period	2,231,483	2,276,946	2,153,617
Net income	751,234	470,518	576,601
Dividends	(136,052)	(112,814)	(93,715)
Repurchases of common stock	(430,516)	(403,167)	(359,557)
Balance, end of period	2,416,149	2,231,483	2,276,946
Accumulated other comprehensive income (loss):			
Balance, beginning of period	27,224	(211,329)	(122,731)
Effect of change in discount rate assumptions on the liability for future policy benefits, net of income taxes	(90,239)	263,919	(169,502)
Change in foreign currency translation adjustment, net of income taxes	18,931	(32,532)	10,044
Change in net unrealized investment gains (losses) during the period, net of income taxes	73,519	7,166	70,860
Balance, end of period	29,435	27,224	(211,329)
Total stockholders' equity	$ 2,445,902	$ 2,259,041	$ 2,065,967
Dividends declared per share	$ 4.16	$ 3.30	$ 2.60

See accompanying notes to consolidated financial statements.

PRIMERICA, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 751,234	$ 470,518	$ 576,601
Adjustments to reconcile net income to cash provided by (used in) operating activities:			
Change in future policy benefits and other policy liabilities	95,227	144,269	102,540
Deferral of policy acquisition costs	(535,014)	(547,595)	(514,970)
Amortization of deferred policy acquisition costs	322,903	298,136	275,816
Deferred tax provision	(29,553)	(110,597)	(43,380)
Change in income taxes	17,403	46,567	(8,842)
Investment (gains) losses	816	(2,236)	5,896
Accretion and amortization of investments	(3,374)	(3,384)	(2,034)
Depreciation and amortization	19,253	23,401	31,964
Change in reinsurance recoverables	231,799	190,953	237,328
Change in agent balances, due premiums and other receivables	7,437	(12,299)	(18,761)
Change in renewal commissions receivable	3,758	22,675	9,785
Trading securities sold, matured, or called (acquired), net	(9,540)	15,308	(14,552)
Share-based compensation	24,600	25,075	18,911
Impairment of goodwill and other long-lived assets	-	253,607	-
Gain on insurance proceeds received from acquisition representation and warranty policy	-	(50,000)	-
Loss on disposal of discontinued operations, excluding income tax benefit	-	95,787	-
Change in other operating assets and liabilities, net	4,229	1,903	36,215
Net cash provided by (used in) operating activities	901,178	862,088	692,517
Cash flows from investing activities:			
Available-for-sale investments sold, matured or called:			
Fixed-maturity securities — sold	24,735	7,363	19,230
Fixed-maturity securities — matured or called	454,306	420,742	263,443
Short-term investments — sold	-	-	28,799
Short-term investments — matured or called	-	268	61,782
Equity securities — sold	26	-	3,051
Equity securities — matured or called	1,829	4,375	-
Available-for-sale investments acquired:			
Fixed-maturity securities	(690,184)	(664,178)	(412,262)
Short-term investments	-	-	(19,767)
Equity securities — acquired	(228)	(211)	(430)
Purchases of property and equipment and other investing activities, net	(26,052)	(29,228)	(33,897)
Cash collateral received (returned) on loaned securities, net	(1,158)	(13,751)	(1,153)
Sales (purchases) of short-term investments using securities lending collateral, net	1,158	13,751	1,153
Insurance proceeds received from acquisition representation and warranty policy	-	50,000	-
Disposal of cash in discontinued operations	-	(21,381)	-
Net cash provided by (used in) investing activities	(235,568)	(232,250)	(90,051)
Cash flows from financing activities:			
Dividends paid	(136,052)	(112,814)	(93,715)
Common stock repurchased	(450,033)	(425,035)	(375,062)
Excise tax paid on common stock repurchased	(3,910)	(3,390)	-
Tax withholdings on share-based compensation	(9,380)	(9,646)	(10,579)
Finance leases	(262)	(256)	(265)
Net cash provided by (used in) financing activities	(599,637)	(551,141)	(479,621)
Effect of foreign exchange rate changes on cash	2,433	(4,024)	1,063
Change in cash and cash equivalents	68,406	74,673	123,908
Cash and cash equivalents, beginning of period	687,821	613,148	489,240
Cash and cash equivalents, end of period	$ 756,227	$ 687,821	$ 613,148
Supplemental disclosure of cash flow information:			
Interest paid	$ 23,112	$ 24,224	$ 27,279

See accompanying notes to consolidated financial statements.

PRIMERICA, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1) Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Description of Business. Primerica, Inc. (the "Parent Company"), together with its subsidiaries (collectively, "we", "us" or the "Company"), is a leading provider of financial products and services to middle-income households in the United States and Canada through a network of independent contractor sales representatives ("independent sales representatives" or "independent sales force"). We assist our clients in meeting their needs for term life insurance, which we underwrite, and mutual funds, annuities, managed investments and other financial products, which we distribute primarily on behalf of third parties. Our primary subsidiaries include the following entities: Primerica Financial Services, LLC ("PFS"), a general agency and marketing company; Primerica Life Insurance Company ("Primerica Life"), our principal life insurance company; Primerica Financial Services (Canada) Ltd., a holding company for our Canadian operations, which includes Primerica Life Insurance Company of Canada ("Primerica Life Canada") and PFSL Investments Canada Ltd.; and PFS Investments Inc. ("PFS Investments"), an investment products company and broker-dealer. Primerica Life, domiciled in Tennessee, owns National Benefit Life Insurance Company ("NBLIC"), a New York insurance company. Vidalia Re, Inc. ("Vidalia Re") is a special purpose financial captive insurance company and wholly owned subsidiary of Primerica Life. Vidalia Re has entered into a separate coinsurance agreement with Primerica Life whereby Primerica Life has ceded certain level-premium term life insurance policies to Vidalia Re (the "Vidalia Re Coinsurance Agreement").

Basis of Presentation. We prepare our financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles are established primarily by the Financial Accounting Standards Board ("FASB").

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect financial statement balances, revenues and expenses and cash flows, as well as the disclosure of contingent assets and liabilities. Management considers available facts and knowledge of existing circumstances when establishing the estimates included in our financial statements. The most significant items that involve a greater degree of accounting estimates and actuarial determinations subject to change in the future are the valuation of investments, deferred policy acquisition costs ("DAC"), liability for future policy benefits ("LFPB") and corresponding amounts recoverable from reinsurers, and income taxes. Estimates for these and other items are subject to change and are reassessed by management in accordance with U.S. GAAP. Actual results could differ from those estimates.

Consolidation. The accompanying consolidated financial statements include the accounts of the Company and those entities required to be consolidated under U.S. GAAP. All material intercompany profits, transactions, and balances among the consolidated entities have been eliminated.

Reclassifications. Certain reclassifications have been made to prior period amounts to conform to current period reporting classifications. These reclassifications had no impact on net income or total stockholders' equity.

Foreign Currency Translation. Assets and liabilities of our Canadian subsidiaries are translated into U.S. dollars using year-end exchange rates, and the translation adjustments are reported in other comprehensive income (loss). Revenues and expenses of our Canadian subsidiaries are translated monthly at amounts that approximate weighted-average exchange rates.

Investments. Investments are reported on the following bases:
- Available-for-sale ("AFS") fixed-maturity securities, including bonds and redeemable preferred stocks, are carried at fair value.
- Our held-to-maturity fixed-maturity security is carried at amortized cost.
- Equity securities, including common and nonredeemable preferred stocks, are carried at fair value. Changes in fair value of equity securities are included in realized investment gains (losses) in the period in which the change occurred.

- Trading securities, which primarily consist of bonds held by PFS Investments, are carried at fair value. Changes in fair value of trading securities are included in realized investment gains (losses) in the period in which the change occurred.
- Policy loans are carried at unpaid principal balances, which approximate fair value.

Investment transactions are recorded on a trade-date basis. We use the specific-identification method to determine the realized gains or losses from securities transactions and report the investment gains or losses in the accompanying consolidated statements of income.

Unrealized gains and losses on AFS securities are included as a separate component of other comprehensive income (loss), except for credit loss impairment discussed below.

For an AFS security with an amortized cost that exceeds its fair value, we first determine if we intend to sell or will more likely than not be required to sell the security before the expected recovery of its amortized cost. If we intend to sell or will more likely than not be required to sell the security, then we recognize the impairment as a credit loss in our consolidated statements of income by writing down the security's amortized cost to its fair value. If we do not intend to sell or it is not more likely than not that we will be required to sell the security before the expected recovery of its amortized cost, we recognize the portion of the impairment that is due to a credit loss, if any, in our consolidated statements of income through an allowance. The portion of the impairment that is due to factors other than a credit loss is recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss) as an unrealized loss. Credit losses recognized in the allowance for credit losses are reversed in situations where the estimate of credit losses on those securities has declined. When determining whether an impairment is due to a credit loss or other factors, we determine the extent to which we do not expect to recover the security's amortized cost and record such amount, if any, as a credit loss. Factors we consider in determining whether the security's decline in fair value is below amortized cost due to a credit loss include the magnitude of the security's decline in fair value below its amortized cost, the financial condition, long and near-term prospects for the issuer, industry conditions and trends, rating agency actions, the payment structure of the security, likelihood of the recoverability of principal and interest, and our ability and intent to hold the security for a period of time sufficient to allow for the anticipated recovery of its amortized cost. In assessing our ability and intent to hold the security for a period of time to allow for the anticipated recovery of its amortized cost, we also consider our anticipated sources of cash to fund operating activities and share repurchases. If we do not anticipate recovering a security's amortized cost basis, we estimate the present value of the security's expected cash flows and recognize the difference from amortized cost (using fair value as a floor) as a credit loss.

Interest income on fixed-maturity securities is recorded when earned by determining the effective yield, which gives consideration to amortization of premiums, accretion of discounts, and any previous credit losses. Dividend income on equity securities is recorded when declared. These amounts are included in net investment income in the accompanying consolidated statements of income.

Included within fixed-maturity securities are loan-backed and asset-backed securities. Amortization of the premium or accretion of the discount uses the retrospective method. The effective yield used to determine amortization/accretion is calculated based on actual and historical projected future cash flows and updated quarterly.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, money market instruments, and all other highly liquid investments purchased with an original or remaining maturity of three months or less at the date of acquisition.

Reinsurance. We use reinsurance extensively, utilizing yearly renewable term ("YRT") and coinsurance agreements. Under YRT agreements, we reinsure only the mortality risk, while under coinsurance, we reinsure a proportionate part of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate part of the premiums, less commission allowances, and is liable for a corresponding part of all benefit payments.

All reinsurance contracts in effect for the three-year period ended December 31, 2025 transfer a reasonable possibility of substantial loss to the reinsurer or are accounted for under the deposit method of accounting.

Ceded premiums are treated as a reduction to direct premiums and are recognized when due to the assuming company. Ceded claims are treated as a reduction to direct benefits and are recognized when the claim is incurred on a direct basis. Ceded policy benefit reserve changes are also treated as a reduction to benefits and claims expense and are recognized during the applicable financial reporting period.

Reinsurance premiums, commissions, expense reimbursements and ceded policy benefit reserves related to reinsured long-duration contracts are accounted for over the life of the underlying contracts using assumptions consistent with those used to account for the underlying policies. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities and the LFPB associated with reinsured policies. Ceded policy benefit reserves and claims liabilities relating to insurance ceded are shown as reinsurance recoverables on the consolidated balance sheets.

We analyze and monitor the credit-worthiness of each of our reinsurance partners to minimize collection issues. For reinsurance contracts with unauthorized reinsurers, we require collateral such as letters of credit.

To the extent we receive ceding allowances to cover policy and claims administration under reinsurance contracts, these allowances are treated as a reduction to insurance commissions and expenses and are recognized when due from the assuming company. To the extent we receive ceding allowances reimbursing commissions that would otherwise be deferred, the amount of commissions deferrable will be reduced. The corresponding DAC balances are reduced on a pro rata basis by the portion of the business reinsured with reinsurance agreements that meet risk transfer provisions. The reduced DAC will result in a corresponding reduction of amortization expense.

We estimate and recognize lifetime expected credit losses for reinsurance recoverables. In estimating the allowance for expected credit losses for reinsurance recoverables, we factor in the underlying collateral for reinsurance agreements where available. Specifically, for reinsurers with underlying trust assets, we compare the reinsurance recoverables balance to the underlying trust assets that mitigate the potential exposure to credit losses. We also analyze the financial condition of the reinsurers, as determined by third-party rating agencies, to determine the probability of default for the reinsurers. We then utilize a third-party credit default study to calculate an expected credit loss given default rate and recovery rate. The probability of default and loss given default rates are then applied to the reinsurers' recoverable balances, while also factoring in any third-party letters of credit that support the reinsurance agreement, in order to calculate our allowance for credit losses.

DAC. We defer incremental direct costs of successful contract acquisitions that result from and are essential to the contract transaction(s) and that would not have been incurred had the contract transaction(s) not occurred. These deferred policy acquisition costs mainly include commissions, underwriting costs and certain other policy issuance expenses associated with successful contract acquisitions and renewals. All other acquisition-related costs, including unsuccessful acquisition and renewal efforts, are charged to expense as incurred. Also, administrative costs, rent, depreciation, occupancy, equipment, and all other general overhead costs are considered indirect costs and are charged to expense as incurred.

DAC for term life insurance policies is amortized on a constant-level basis over the expected term of the contracts using face amount as the unit of measure. Contracts are grouped by cohorts consistent with the grouping used in estimating the LFPB. The cohorts are defined by the legal entity that issued the policy and the year the policy was issued. Assumptions of face amounts used to amortize DAC for term life insurance policies, including persistency and mortality, are consistent with the assumptions used in estimating the LFPB.

DAC for Canadian segregated funds is amortized on a constant-level basis over the expected term of the contracts using policy count as the unit of measure. Contracts are grouped by cohorts based on the issue year of the policy.

Interest is not accrued on unamortized DAC balances, and DAC is not subject to impairment testing.

Intangible Asset. We have an indefinite-lived intangible asset on our consolidated balance sheets related to the 1989 purchase of the right to contract with the independent sales force. This asset represents the core distribution model of our business, which is our primary competitive advantage to profitably distribute term life insurance and investment and

savings products on a significant scale, and as such, is considered to have an indefinite life. Any intangible asset that is deemed to have an indefinite useful life is not amortized but is subject to an annual impairment test. An impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. This indefinite-lived intangible asset is supported by a significant portion of the discounted cash flows of our future business. We assessed this asset for impairment as of its annual assessment date, October 1, 2025, and determined that no impairment had occurred.

Property and Equipment. Property and equipment, which are included in other assets, are stated at cost, less accumulated depreciation. Depreciation is recognized on a straight-line basis over the asset's estimated useful life, which is estimated as follows:

	Estimated Useful Life
Data processing equipment and software	3 to 7 years
Leasehold improvements	Lesser of 15 years or remaining life of lease
Furniture and other equipment	5 to 15 years

Depreciation expense is included in other operating expenses in the consolidated statements of income. Depreciation expense was $19.3 million, $18.2 million, and $21.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Property and equipment balances were as follows:

	December 31,			
	2025		2024	
	(In thousands)			
Data processing equipment and software	$	148,161	$	135,251
Leasehold improvements		20,071		18,965
Other, principally furniture and equipment		47,578		44,566
		215,810		198,782
Accumulated depreciation		(176,039)		(158,084)
Net property and equipment	$	39,771	$	40,698

Separate Accounts. The separate accounts are primarily composed of contracts issued by the Company through its subsidiary, Primerica Life Canada, pursuant to the Insurance Companies Act (Canada). The Insurance Companies Act authorizes Primerica Life Canada to establish the separate accounts.

The separate accounts are represented by individual variable insurance contracts. Purchasers of variable insurance contracts issued by Primerica Life Canada have a direct claim to the benefits of the contract that entitles the holder to units in one or more investment funds (the "Funds") maintained by Primerica Life Canada. The Funds invest in assets that are held for the benefit of the owners of the contracts. The Funds' assets are administered by Primerica Life Canada and are held separate and apart from the general assets of the Company. The liabilities reflect the variable insurance contract holders' interests in the Funds' net assets based upon actual investment performance of the respective Funds. Separate accounts operating results relating to contract holders' interests are excluded from our consolidated statements of income.

These Funds primarily consist of a series of branded investment funds known as the Asset Builder Funds, a registered retirement fund known as the Strategic Retirement Income Fund ("SRIF"), and a money market fund known as the Cash Management Fund. The principal investment objective of the Asset Builder Funds is to achieve long-term growth while preserving capital. The principal objective of the SRIF is to provide a stream of investment income during retirement plus the opportunity for modest capital appreciation. The Asset Builder Funds and the SRIF use diversified portfolios of predominantly publicly-traded large cap Canadian and U.S. stocks, investment-grade corporate bonds, and Government of Canada bonds to achieve their objectives. The Cash Management Fund invests in government guaranteed short-term

bonds and short-term commercial and bank papers, with the principal investment objective being the provision of interest income while maintaining liquidity and preserving capital.

Under these contract offerings, benefit payments to contract holders or their designated beneficiaries are only due upon death of the annuitant or upon reaching a specific maturity date. Benefit payments are based on the value of the contract holder's units in the portfolio at the payment date, but are guaranteed to be no less than 75% of the contract holder's contribution, adjusted for withdrawals. Account values are not guaranteed for withdrawn units if contract holders make withdrawals prior to the maturity dates. Maturity dates for contracts investing in the Asset Builder Funds and Cash Management Fund vary by contract and range from 10 years from the contract issuance date to December 31, 2070. Contracts investing in the SRIF mature when the policyholder reaches age 100, which is a minimum of 20 years after issue. The SRIF is designed to provide periodic retirement income payments and as such, regular withdrawals, subject to legislated minimums, are anticipated. The cumulative effects of the periodic withdrawals are expected to substantially reduce both account and minimum guaranteed values prior to maturity.

Both the asset and the liability for the separate accounts reflect the net value of the underlying assets in the portfolio as of the reporting date. Primerica Life Canada's exposure to losses under the guarantee at the time of account maturity is limited to contract holder accounts that have declined in value more than 25%, adjusted for withdrawals since the contribution date, prior to maturity. As maturity dates are of a long-term nature, the likelihood that guarantee payments will be required at any given point is very small. Additionally, the portfolios consist of a very large number of individual contracts, further spreading the risk related to the guarantee. The length of the contract terms provides significant opportunity for the underlying portfolios to recover any short-term losses prior to maturity or the death of the contract holder. The Company has estimated the fair value associated with the market risk benefits provided by these limited guarantees to be immaterial. Furthermore, the Funds' investment allocations are aligned with the maturity risks of the related contracts and include investments in Government Strip Bonds and floating-rate notes.

Liability for Future Policy Benefits. The LFPB on traditional life insurance products is established for future policy benefits, which includes death benefits, waiver of premium benefits and claim settlement expenses. The LFPB is calculated as the present value of expected future benefits less the present value of expected future net premiums receivable under the contracts. Net premiums are defined as the portion of the gross premiums received from policyholders that are needed to pay for all benefits.

The assumptions underlying the LFPB include mortality, persistency, disability rates, and other assumptions that reflect our best estimate based on our historical experience and modified, as necessary, to reflect non-recurring and/or anticipated trends.

The LFPB is estimated by grouping insurance policies into cohorts. Policy cohorts for the Term Life Insurance segment are based on the legal entity that issued the policy and the year the policy was issued.

The cash flows and assumptions underlying the LFPB are unlocked each quarter to reflect differences between actual and expected experience. In general, assumption changes, to the extent necessary, are expected to only occur during the third quarter when we update our experience studies. However, they may occur at any time based on emerging experience.

The impact of unlocking will be partly reflected in the current period and partly spread to future periods based on the remaining duration of the impacted cohort(s). The catch-up is retroactive back to the later of the January 1, 2021 transition date of the Company's adoption of Accounting Standards Update No. 2018-12, *Financial Services—Insurance (Topic 944) — Targeted Improvements to the Accounting for Long-Duration Contracts* (the "Transition Date") or issue date, after reinsurance recoverables and is recognized as a remeasurement gain or loss as a separate component of benefits and claims expense in the consolidated statements of income.

The ceded reserve balances included in reinsurance recoverables are calculated in the same manner as the LFPB by cohort and apply best estimate assumptions and quarterly unlocking.

The Company uses discount rates applied by country to align with local currency cash flows. Discount rates consist of yield curves that are developed using Bloomberg's Evaluated Pricing Product based on senior unsecured fixed rate bonds ratings of A+, A or A-. The discount rate assumption is updated quarterly and the impact of remeasuring the net LFPB, after reinsurance recoverables from changes in the locked-in discount rate assumption is reflected in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

The LFPB we establish is necessarily based on estimates, assumptions and our analysis of historical experience. Factors that could cause prospective assumptions to be different from historical experience include but are not limited to our term life product series, economic and societal trends, new pharmaceutical drugs, and the impact of regulatory changes. Our results depend upon the extent to which our actual experience is consistent with the assumptions we use in determining the LFPB. The assumptions and estimates underlying the LFPB require significant judgment and, therefore, are inherently uncertain.

Unearned and Advance Premiums. Unearned and advance premiums primarily consist of premiums received from policyholders in advance of the premiums due date. Unearned and advance premiums are deferred upon collection and recognized as premiums revenue upon the premium due date.

Other Policyholders' Funds. Other policyholders' funds primarily represent claim payments left on deposit with us.

Litigation. The Company is involved from time-to-time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. Contingent litigation-related losses are recognized when probable and can be reasonably estimated. Legal costs, such as attorneys' fees and other litigation-related expenses that are incurred in connection with resolving litigation are expensed as incurred. These disputes are subject to uncertainties, including indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. Due to the difficulty of estimating costs of litigation, actual costs may be substantially higher or lower than any amounts reserved.

Income Taxes. We are subject to the income tax laws of the United States, its states, municipalities, and certain unincorporated territories, as well as foreign jurisdictions, most notably Canada. These tax laws can be complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, we must make judgments and interpretations about the applicability of these tax laws. We also must make estimates about the future impact certain items will have on taxable income in the various tax jurisdictions, both domestic and foreign.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of acquired assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not applicable to the periods in which we expect the temporary difference will reverse.

Premium Revenues. Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and are primarily related to term products. Premiums are recognized as revenues when due.

Commissions and Fees. We receive commissions and fees revenue from the sale of various non-life insurance products. Commissions revenue is generally received on the sale of mutual funds and annuities. We also receive trail commissions revenue from mutual fund and annuity products based on the net asset value of shares sold by us. We, in turn, pay sales commissions to the independent sales force. We also receive investment advisory and administrative fees based on the average daily net asset value of client assets held in managed investments programs and contracts related to separate account assets issued by Primerica Life Canada. We, in turn, pay asset-based commissions to the independent sales force. We earn recordkeeping fees for transfer agent recordkeeping services that we perform on behalf of several of our mutual fund providers and custodial fees for services performed as a non-bank custodian of our clients' retirement plan accounts. See Note 20 (Revenue from Contracts with Customers) for details related to our commissions and fees revenue recognition policies.

Benefits and Expenses. Benefit and expense items are charged to income in the period in which they are incurred. Both the change in policyholder liabilities, which is included in benefits and claims, and the amortization of deferred policy acquisition costs will vary with policyholder persistency.

Share-Based Transactions. For employee and director share-based compensation awards, we determine a grant date fair value based on the price of our publicly-traded common stock and recognize the related compensation expense, adjusted for actual forfeitures, in the consolidated statements of income on a straight-line basis over the requisite service period for the entire award. For non-employee share-based compensation, we recognize the impact during the period of performance, and the fair value of the award is measured as of the grant date, which generally occurs in the same quarter as the service period. To the extent non-employee share-based compensation is an incremental direct cost of successful acquisitions or renewals of life insurance policies that result directly from and are essential to the policy acquisition(s) and would not have been incurred had the policy acquisition(s) not occurred, we defer and amortize the fair value of the awards in the same manner as other deferred policy acquisition costs.

Earnings Per Share ("EPS"). The Company has outstanding equity awards that consist of restricted stock units ("RSUs") and performance-based stock units ("PSUs"). The RSUs maintain non-forfeitable dividend rights that result in dividend payment obligations on a one-to-one ratio with common shares for any future dividend declarations. Unvested RSUs are deemed participating securities for purposes of calculating EPS as they maintain dividend rights.

See Note 15 (Earnings Per Share) for details related to the calculations of our basic and diluted EPS using the two-class method.

New Accounting Standards Adopted in the Current Year.

Accounting standard	Adoption date	Description	Effects on the financial statements
Income Taxes (Topic 740)—Improvements to Income Tax Disclosures ASU 2023-09	Annual periods beginning after December 15, 2024. Early adoption is permitted. Prospective transition, although retrospective transition is permitted.	In December 2023, the FASB issued the ASU to increase income tax transparency through improvements primarily related to the existing rate reconciliation and income taxes paid disclosures. The amendments require (1) consistent categories and greater disaggregation of information in the rate reconciliation; and (2) income taxes paid disaggregated by jurisdiction. The ASU also removes certain disclosure requirements, such as reasonably possible significant changes in the total amount of unrecognized tax benefits within 12 months of the reporting date.	The Company adopted this ASU on a retrospective basis. The Company's revised disclosures in accordance with the new standard are primarily included in Note 13 (Income Taxes).

New Accounting Standards Not Yet Adopted.

Accounting standard	Adoption date	Description	Effects on the financial statements
Disaggregation of Income Statement Expenses ASU 2024-03	Annual periods beginning after December 15, 2026. Early adoption is permitted. Amendments should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented.	In November 2024, the FASB issued the ASU to increase disclosures about types of expenses incurred by companies. The amendments require disaggregating expense information about prescribed categories in tabular format and qualitative description of amounts not separately disaggregated.	We do not believe the adoption of the standard will have a material impact on our consolidated financial statements but it will increase the amount of expense information provided by the Company. We anticipate providing further disclosures in accordance with the new standard in our annual 2027 financial statements.

Recently-issued accounting guidance not discussed above is not applicable, is immaterial to our consolidated financial statements, or did not or is not expected to have a material impact on our business.

(2) Discontinued Operations

The Company reports the results of operations of a business as discontinued operations if (i) the business has been disposed of or is classified as held for sale; (ii) the disposal of the business represents a strategic shift that will have a major impact on the Company's operations and financial results; (iii) the operations and cash flows of the business have been or will be eliminated from the ongoing operations of the Company as a result of the disposal; and (iv) the Company will not have any significant continuing involvement in the operations of the business after the disposal. The results of discontinued operations are reported in net income from discontinued operations in the consolidated statements of income for all periods presented, commencing in the period in which the business is either disposed of or is classified as held for sale, including any gain or loss recognized on closing or adjustment of the carrying amount to fair value less costs to sell, as applicable. Assets and liabilities related to a business which meets the criteria for discontinued operations are segregated in the consolidated balance sheets for the current and prior periods.

On September 30, 2024, the Company abandoned its ownership in e-TeleQuote Insurance, Inc. and subsidiaries (collectively, "e-TeleQuote"), a marketer of Medicare-related insurance products underwritten by third-party health insurance carriers to eligible Medicare beneficiaries (the "Senior Health business"), by irrevocably and permanently surrendering and relinquishing all rights in e-TeleQuote to an independent third party without receipt of consideration and with no continuing involvement in its management or operations.

The Company determined that the disposal represented a strategic shift that would have a major impact on the Company's operations and financial results. The disposal represented a strategic shift as the Senior Health business had been designated as a separate operating segment, and the Board of Directors (the "Board") and management recognized that its previously expected impact on the Company's operations and financial results would not be realized. Accordingly, the results of operations for the Senior Health business have been reported in discontinued operations for all periods presented in our consolidated statements of income. We had no assets or liabilities remaining from the Senior Health business on our consolidated balance sheets by December 31, 2024. Prior year Senior Health-related balances in the notes to the consolidated financial statements do not include balances and activities related to the discontinued operations except as otherwise noted.

We recognized an after-tax net gain on disposal of $2.0 million, which was comprised of the $95.8 million write-off of e-TeleQuote's assets and liabilities as of the abandonment date and the recognition of a $97.8 million income tax benefit.

The major classes of line items constituting discontinued operations in the consolidated statements of income were as follows:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Revenues:			
Commissions and fees	$ -	$ 30,550	$ 57,563
Other, net	-	2,056	9,621
Total revenues	-	32,606	67,184
Expenses:			
Contract acquisition costs	-	45,594	55,233
Impairment of goodwill and other long-lived assets	-	253,607	-
Loss on disposition	-	95,787	-
Other operating expenses	-	31,956	32,009
Total expenses	-	426,944	87,242
Loss before income taxes	-	(394,338)	(20,058)
Income tax benefit	-	144,727	5,477
Loss from discontinued operations, net of income taxes	$ -	$ (249,611)	$ (14,581)

Income tax benefit from discontinued operations is different from the amount determined by multiplying loss from discontinued operations before income taxes by the U.S. statutory federal tax rate of 21% for the years ended December 31, 2024 and 2023. The reconciliation for such difference follows:

	Year ended December 31,				
	2024			2023	
	Amount	Percentage		Amount	Percentage
	(Dollars in thousands)				
Computed tax expense	$ (82,811)	21.0%	$	(4,212)	21.0%
State income taxes	(11,227)	2.8%		(1,187)	5.9%
Write-off of net assets upon disposal	20,115	(5.1)%		-	—%
Goodwill impairment loss	26,818	(6.8)%		-	—%
Tax benefit of abandonment	(97,786)	24.8%		-	—%
Other	164	—%		(78)	0.4%
Total tax benefit / effective rate from discontinuing operations	$ (144,727)	36.7%	$	(5,477)	27.3%

Total operating and investing cash flows of the discontinued operations were as follows, which excludes the Company's use of $31.8 million and $59.4 million during the years ended December 31, 2025 and 2024, respectively, of the total income tax benefit recognized on disposal to offset federal income tax payments:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Net cash provided by (used in) operating activities	$ -	$ (5,663)	$ 8,372
Net cash provided by (used in) investing activities	$ -	$ (21,515)	$ (331)

(3) Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) ("OCI"), including the income tax expense or benefit allocated to each component, were as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Foreign currency translation adjustments:			
Change in unrealized foreign currency translation gains (losses) before income taxes	$ 18,931	$ (32,532)	$ 10,044
Income tax expense (benefit) on unrealized foreign currency translation gains (losses)	-	-	-
Change in unrealized foreign currency translation gains (losses), net of income taxes	$ 18,931	$ (32,532)	$ 10,044
Unrealized gain (losses) on available-for-sale securities:			
Change in unrealized holding gains (losses) arising during period before income taxes	$ 90,980	$ 9,950	$ 87,390
Income tax expense (benefit) on unrealized holding gains (losses) arising during period	19,045	2,340	18,751
Change in unrealized holding gains (losses) on available-for-sale securities arising during period, net of income taxes	71,935	7,610	68,639
Reclassification from accumulated OCI to net income for (gains) losses realized on available-for-sale securities	2,005	(562)	2,811
Income tax (expense) benefit on (gains) losses reclassified from accumulated OCI to net income	421	(118)	590
Reclassification from accumulated OCI to net income for (gains) losses realized on available-for-sale securities, net of income taxes	1,584	(444)	2,221
Change in unrealized gains (losses) on available-for-sale securities, net of income taxes and reclassification adjustment	$ 73,519	$ 7,166	$ 70,860
Effect of change in discount rate assumptions on the LFPB:			
Change in effect in discount rate assumptions on the LFPB before income taxes	$ (113,258)	$ 334,035	$ (216,301)
Income tax expense (benefit) on the effect of change in discount rate assumptions on the LFPB from accumulated OCI to net income	(23,019)	70,116	(46,799)
Change in effect in discount rate assumptions on the LFPB, net of income taxes	$ (90,239)	$ 263,919	$ (169,502)

(4) Segment and Geographical Information

Segments. We have two primary operating segments — Term Life Insurance and Investment and Savings Products. The Term Life Insurance segment includes underwriting profits on our in-force book of term life insurance policies, net of reinsurance, which are underwritten by our life insurance company subsidiaries. The Investment and Savings Products segment includes retail and managed mutual funds and annuities distributed through licensed broker-dealer subsidiaries and includes segregated funds, an insurance savings product that we have underwritten in Canada through Primerica Life Canada. In the United States, we distribute mutual fund and annuity products of several third-party companies. We also earn fees for transfer agent recordkeeping functions and non-bank custodial services that we provide for certain mutual funds products we distribute. In Canada, we primarily offer a suite of mutual fund products, for which we serve as the principal distributor, managed by two well-known mutual fund companies. The Company previously reported a Senior Health segment, which consisted of the Senior Health business that was disposed of as of September 30, 2024, and is now reported in discontinued operations. Refer to Note 2 (Discontinued Operations) for additional information on the disposal.

We also have a Corporate and Other Distributed Products segment, which consists primarily of revenues and expenses related to several discontinued lines of insurance other than our core term life insurance products and the distribution of various other financial products generally underwritten or offered by third-party providers. The Company's net investment income, interest expense incurred by the Company, and gains and losses on our invested asset portfolio are attributed entirely to the Corporate and Other Distributed Products segment.

The Company's chief operating decision maker ("CODM") is a function that allocates the Company's resources and assesses the performance of the Company's segments. We have defined the Company's CODM as the combined function of its Chief Executive Officer and its Chief Financial Officer. The CODM uses segment net income (loss) before income taxes to evaluate segment performance and in deciding how to allocate resources. The CODM does not use a measure of segment assets to evaluate segment performance or in deciding how to allocate resources. The CODM's evaluation of segment performance occurs on a monthly basis, and the decision of how to allocate resources occurs primarily during the periodic budget and forecasting process. The CODM considers budget-to-actual variances and variances compared to the same period in the prior year when making decisions about allocating capital and personnel to the segments.

Income (loss) before income taxes by segment, including significant expense categories, was as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Term Life Insurance segment:			
Total revenues	$ 1,819,809	$ 1,768,240	$ 1,693,042
Benefits and expenses:			
Benefits and claims	651,544	635,354	622,084
Future policy benefits remeasurement (gain) loss	(37,726)	(31,265)	(213)
Amortization of DAC	316,411	291,488	268,803
Insurance expenses	258,885	250,957	230,390
Insurance commissions	9,635	17,664	19,814
Total benefits and expenses	1,198,749	1,164,198	1,140,878
Income before income taxes	$ 621,060	$ 604,042	$ 552,164

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Investment and Savings Products segment:			
Total revenues	$ 1,248,232	$ 1,056,742	$ 865,265
Expenses:			
Amortization of DAC	5,381	5,443	5,479
Insurance commissions	13,755	13,638	13,148
Sales commissions:			
Sales-based	332,630	275,582	212,482
Asset-based	334,840	278,042	226,542
Other operating expenses:			
Fees based on client asset values	47,408	40,260	32,886
Fees based on fee-generating positions	44,309	42,839	41,483
Other expenses	114,386	98,693	90,419
Total expenses	892,709	754,497	622,439
Income before income taxes	$ 355,523	$ 302,245	$ 242,826

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Corporate and Other Distributed Products segment:			
Total revenues	$ 223,672	$ 264,161	$ 190,200
Benefits and expenses:			
Benefits and claims	14,383	12,809	20,895
Future policy benefits remeasurement (gain) loss	337	5,345	(171)
Amortization of DAC	1,111	1,205	1,534
Insurance expenses	4,582	4,662	5,070
Insurance commissions	(395)	706	1,260
Sales commissions	19,450	19,625	18,420
Interest expense	23,958	25,034	26,594
Other operating expenses	162,265	161,815	139,850
Total benefits and expenses	225,691	231,201	213,452
Income (loss) before income taxes	$ (2,019)	$ 32,960	$ (23,252)

The following table reconciles segment revenues to total revenues in the consolidated statements of income:

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Revenues:			
Term Life Insurance segment	$ 1,819,809	$ 1,768,240	$ 1,693,042
Investment and Savings Products segment	1,248,232	1,056,742	865,265
Corporate and Other Distributed Products segment	223,672	264,161	190,200
Total revenues	$ 3,291,713	$ 3,089,143	$ 2,748,507

The following table reconciles segment income (loss) before income taxes to income from continuing operations before income taxes in the consolidated statements of income:

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Income (loss) from continuing operations before income taxes:			
Term Life Insurance segment	$ 621,060	$ 604,042	$ 552,164
Investment and Savings Products segment	355,523	302,245	242,826
Corporate and Other Distributed Products segment	(2,019)	32,960	(23,252)
Total income from continuing operations before income taxes	$ 974,564	$ 939,247	$ 771,738

In April 2024, the Company executed agreements providing for the receipt of proceeds from certain claims filed by the Company under a Representation and Warranty insurance policy negotiated and purchased in connection with the acquisition of e-TeleQuote on July 1, 2021. The claims made by the Company involved breaches of certain representations and warranties relating to the pre-acquisition financial statements made by the sellers of e-TeleQuote in connection with the acquisition. The Company recognized a gain during the year ended December 31, 2024 of $50.0 million, which is equal to the aggregate proceeds received in May 2024 from the third-party insurers under the policy, reflecting the full coverage under the policy. The Company recognized this gain in Corporate and Other Distributed Products segment revenues as it resulted from a corporate investment decision to purchase the insurance policy. On a consolidated basis, this gain is included in Other, net revenue in the accompanying consolidated statements of income.

The Company recorded corporate restructuring charges of $2.8 million for the year ended December 31, 2024 associated with the decision to exit the Senior Health business, which are included in the Corporate and Other Distributed Products segment's Other operating expenses. There were no corporate restructuring charges recorded during the years ended December 31, 2025 or 2023.

Insurance expenses and other operating expenses directly attributable to the Term Life Insurance and Investment and Savings Products segments are recorded directly to the applicable segment. Other operating expenses consists primarily of employee compensation, technology and communications costs, various independent sales force-related costs, non-bank custodial and transfer agent recordkeeping administrative costs, outsourcing and professional fees, and other corporate and administrative fees and expenses. We allocate certain other revenue and operating expenses that are not directly attributable to a specific operating segment using methods expected to reasonably measure the benefit received by each reporting segment. Such methods include recorded usage, revenue distribution, and independent sales force representative distribution. These allocated items include fees charged for access to Primerica Online ("POL") and costs incurred for technology, independent sales force support, occupancy and other general and administrative costs. Costs that are not directly charged or allocated to our two primary operating segments are included in the Corporate and Other Distributed Products segment.

Geographical Information. Results of operations by country and long-lived assets — primarily tangible assets reported in other assets in our consolidated balance sheets — from continuing operations were as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Revenues by country:			
United States	$ 2,850,954	$ 2,694,323	$ 2,396,774
Canada	440,759	394,820	351,733
Total revenues	$ 3,291,713	$ 3,089,143	$ 2,748,507

	December 31, 2025	**December 31, 2024**
	(In thousands)	
Long-lived assets by country:		
United States	$ 37,712	$ 38,064
Canada	2,059	2,634
Total long-lived assets	$ 39,771	$ 40,698

(5) Investments

AFS Securities. The amortized cost, gross unrealized gains and losses, and fair value of AFS fixed-maturity securities were as follows:

	December 31, 2025			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Securities available-for-sale, carried at fair value:				
Fixed-maturity securities:				
U.S. government and agencies	$ 9,814	$ 65	$ (137)	$ 9,742
Foreign government	173,732	1,587	(6,286)	169,033
States and political subdivisions	136,996	953	(11,017)	126,932
Corporates	2,042,691	27,386	(74,204)	1,995,873
Residential mortgage-backed securities	687,149	5,892	(47,176)	645,865
Commercial mortgage-backed securities	92,035	120	(7,123)	85,032
Other asset-backed securities	236,201	816	(4,248)	232,769
Total fixed-maturity securities	$ 3,378,618	$ 36,819	$ (150,191)	$ 3,265,246

	December 31, 2024			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Securities available-for-sale, carried at fair value:				
Fixed-maturity securities:				
U.S. government and agencies	$ 9,822	$ 7	$ (326)	$ 9,503
Foreign government	171,033	1,597	(6,206)	166,424
States and political subdivisions	128,359	96	(14,886)	113,569
Corporates	1,929,350	11,853	(116,095)	1,825,108
Residential mortgage-backed securities	552,611	536	(66,590)	486,557
Commercial mortgage-backed securities	110,426	87	(11,068)	99,445
Other asset-backed securities	250,882	1,396	(6,758)	245,520
Total fixed-maturity securities	$ 3,152,483	$ 15,572	$ (221,929)	$ 2,946,126

All of our AFS mortgage- and asset-backed securities represent beneficial interests in variable interest entities (“VIEs”). We are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly impact the entities’ economic performance. The maximum exposure to loss as a result of our involvement in these VIEs equals the carrying value of the securities.

The scheduled maturity distribution of the AFS fixed-maturity securities portfolio as of December 31, 2025 was as follows:

	Amortized cost	Fair value
	(In thousands)	
Due in one year or less	$ 250,584	$ 250,086
Due after one year through five years	820,102	813,822
Due after five years through 10 years	724,470	701,884
Due after 10 years	568,077	535,788
	2,363,233	2,301,580
Mortgage- and asset-backed securities	1,015,385	963,666
Total AFS fixed-maturity securities	$ 3,378,618	$ 3,265,246

Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

Held-to-maturity Security. Concurrent with the execution of the Vidalia Re Coinsurance Agreement, Vidalia Re entered into a Surplus Note Purchase Agreement (the "Surplus Note Purchase Agreement") with Hannover Life Reassurance Company of America and certain of its affiliates (collectively, "Hannover Re") and a newly formed limited liability company (the "LLC") owned by a third- party service provider. Under the Surplus Note Purchase Agreement, Vidalia Re issued a surplus note (the "Surplus Note") to the LLC in exchange for a credit enhanced note from the LLC with an equal principal amount (the "LLC Note"). The principal amounts of the Surplus Note and the LLC Note have reached their peaks and are expected to decrease over time to coincide with the amount of policy reserves contractually supported under the Vidalia Re Coinsurance Agreement. Both the Surplus Note and the LLC Note mature on December 31, 2030 and bear interest at an annual interest rate of 4.50%. The LLC Note is guaranteed by Hannover Re through a credit enhancement feature in exchange for a fee, which is reflected in interest expense in our consolidated statements of income.

The LLC is a VIE as its owner does not have an equity investment at risk that is sufficient to permit the LLC to finance its activities without Vidalia Re or Hannover Re. The Parent Company, Primerica Life, and Vidalia Re share the power to direct the activities of the LLC with Hannover Re, but they do not have the obligation to absorb losses or the right to receive any residual returns related to the LLC's primary risks or sources of variability. Through the credit enhancement feature, Hannover Re is the ultimate risk taker in this transaction and bears the obligation to absorb the LLC's losses in the event of a Surplus Note default in exchange for the fee. Accordingly, the Company is not the primary beneficiary of the LLC and does not consolidate the LLC within its consolidated financial statements. Hannover Re's financial strength rating by A.M. Best was A+ as of December 31, 2025.

The LLC Note is classified as a held-to-maturity debt security in the Company's invested asset portfolio as we have the positive intent and ability to hold the security until maturity. As of December 31, 2025, the LLC Note had an estimated unrealized holding loss of $22.3 million based on its amortized cost and estimated fair value. The estimated fair value of the LLC Note is expected to be at least equal to the estimated fair value of the offsetting Surplus Note. See Note 6 (Fair Value of Financial Instruments) for information on the fair value of our financial instruments and see Note 12 (Debt) for more information on the Surplus Note.

As of December 31, 2025, no credit losses have been recognized on the LLC Note.

Investments on Deposit with Governmental Authorities. As required by law, we have investments on deposit with governmental authorities and banks for the protection of policyholders. The fair value of investments on deposit was $8.2 million and $8.0 million as of December 31, 2025 and 2024, respectively.

Securities Lending Transactions. We participate in securities lending transactions with broker-dealers and other financial institutions to increase investment income with minimal risk. We require minimum collateral on securities loaned equal to 102% of the fair value of the loaned securities. We accept collateral in the form of securities, which we are not able to sell or encumber, and to the extent the collateral declines in value below 100%, we require additional collateral from the borrower. Any securities collateral received is not reflected on our consolidated balance sheets. We also accept collateral in the form of cash, all of which we reinvest. For loans involving unrestricted cash collateral, the collateral is reported as an asset with a corresponding liability representing our obligation to return the collateral. We continue to carry the loaned securities as invested assets in our consolidated balance sheets during the terms of the loans, and we do not report them as sales. Cash collateral received and reinvested was $84.9 million and $86.0 million as of December 31, 2025 and 2024, respectively.

Net Investment Income. The components of net investment income were as follows:

		Year ended December 31,			
	2025		**2024**		**2023**
	(In thousands)				
Fixed-maturity securities (available-for-sale)	$	139,207	$	125,411	$	108,762
Fixed-maturity security (held-to-maturity)		58,043		62,652		65,474
Equity securities		1,268		1,363		1,523
Policy loans and other invested assets		2,743		1,545		1,297
Cash, cash equivalents and short-term investments		24,884		25,901		23,601
Total return on deposit asset underlying 10% coinsurance agreement [1]		7,331		9,695		9,338
Gross investment income		233,476		226,567		209,995
Investment expenses		(8,281)		(8,414)		(8,684)
Investment income net of investment expenses		225,195		218,153		201,311
Interest expense on surplus note		(58,043)		(62,652)		(65,474)
Net investment income	$	167,152	$	155,501	$	135,837

[1] Includes $0.6 million, $1.0 million, and $(0.4) million of net gains (losses) recognized for the change in fair value of the deposit asset underlying the 10% coinsurance agreement for the years ended December 31, 2025, 2024, and 2023, respectively.

The components of investment gains (losses), as well as details on gross realized investment gains (losses) and other investment gains (losses) were as follows:

		Year ended December 31,			
	2025		**2024**		**2023**
	(In thousands)				
Realized investment gains (losses):						
Gross gains from sales of available-for-sale fixed maturity securities	$	880	$	1,253	$	504
Gross losses from sales of available-for-sale fixed maturity securities		(2,141)		(238)		(1,149)
Gross losses from sales of equity securities		(776)		–		–
Net realized investment gains (losses):		(2,037)		1,015		(645)
Other investment gains (losses):						
Credit losses impairment of available-for-sale securities		(744)		(453)		(2,166)
Market gains (losses) recognized in net income during the period on equity securities		1,661		1,629		(3,137)
Gains (losses) from equity method investments		252		19		12
Gains (losses) from bifurcated options		31		–		13
Gains (losses) on trading securities		21		26		27
Other investment gains (losses):		1,221		1,221		(5,251)
Investment gains (losses)	$	(816)	$	2,236	$	(5,896)

The proceeds from sales or other redemptions of AFS securities were as follows:

		Year ended December 31,			
	2025		**2024**		**2023**
	(In thousands)				
Proceeds from sales or other redemptions	$	479,041	$	428,373	$	373,254

Accrued Interest. Accrued interest is recorded in accordance with the contractual interest schedule of the underlying security. In the event of default, the Company's policy is to no longer accrue interest on these securities and to write off any remaining accrued interest. As a result, the Company has made the policy election to not record an allowance for credit losses on accrued interest.

Credit Losses for AFS Fixed-maturity Securities. The following tables summarize all AFS securities in an unrealized loss position for which an allowance for credit losses has not been recorded as of December 31, 2025 and 2024, aggregated by major security type and by length of time such securities have continuously been in an unrealized loss position:

	December 31, 2025			
	Less than 12 months		12 months or longer	
	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)			
Fixed-maturity securities:				
U.S. government and agencies	$ -	$ -	$ 5,867	$ (137)
Foreign government	41,809	(1,307)	59,087	(4,979)
States and political subdivisions	6,321	(159)	98,912	(10,858)
Corporates	233,831	(3,593)	901,906	(70,611)
Residential mortgage-backed securities	72,537	(463)	316,741	(46,713)
Commercial mortgage-backed securities	2,471	(26)	71,490	(7,097)
Other asset-backed securities	24,950	(485)	88,159	(3,763)
Total fixed-maturity securities	$ 381,919	$ (6,033)	$ 1,542,162	$ (144,158)

	December 31, 2024			
	Less than 12 months		12 months or longer	
	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)			
Fixed-maturity securities:				
U.S. government and agencies	$ 3,529	$ (19)	$ 5,660	$ (307)
Foreign government	15,044	(139)	83,923	(6,067)
States and political subdivisions	9,933	(350)	99,389	(14,536)
Corporates	398,232	(9,422)	1,000,264	(106,673)
Residential mortgage-backed securities	106,276	(2,605)	327,850	(63,985)
Commercial mortgage-backed securities	2,005	(1)	89,876	(11,067)
Other asset-backed securities	15,086	(81)	114,077	(6,677)
Total fixed-maturity securities	$ 550,105	$ (12,617)	$ 1,721,039	$ (209,312)

The amortized cost of AFS securities with a cost basis in excess of their fair values were $2,074.3 million and $2,493.1 million as of December 31, 2025 and 2024, respectively.

The allowance for credit losses was $0.7 million as of December 31, 2025. No allowance for credit losses was recorded as of December 31, 2024. Substantially all of the unrealized losses were the result of change in market interest rates compared to the date the securities were acquired rather than the credit quality of the securities, and we have no present intention to dispose of them.

For the years ended December 31, 2025, 2024, and 2023, we recorded $0.7 million, $0.5 million, and $2.2 million, respectively, for credit (gains) losses in the consolidated statements of income on AFS securities. We recognize credit losses on securities due to: (i) our intent to sell them (unless the securities are sold and the loss is realized during the same quarter when we designate the securities as intend to sell); (ii) adverse credit events indicating that we will not receive the security's contractual cash flows when contractually due, such as news of an impending filing for bankruptcy; (iii) analyses of the issuer's most recent financial statements or other information indicating that significant liquidity deficiencies, significant losses and large declines in capitalization exist; and (iv) analyses of rating agency information for issuances with severe ratings downgrades indicating a significant increase in the possibility of default.

The rollforward of the allowance for credit losses on AFS securities was as follows:

| | Year ended December 31, | | |
	2025	2024	2023
	(In thousands)		
Allowance for credit losses, beginning of period	$ -	$ -	$ -
Additions to the allowance for credit losses on securities for which credit losses were not previously recorded	866	-	-
Additional increases (decreases) to the allowance for credit losses on securities that had an allowance recorded in a previous period (i.e., quarter)	(122)	-	-
Write-offs charged against the allowance, if any	-	-	-
Allowance for credit losses, end of period	$ 744	$ -	$ -

Derivatives. We have a deferred loss related to closed forward contracts, which were settled several years ago, that were used to mitigate our exposure to foreign currency exchange rates that resulted from the net investment in our Canadian operations. The amount of deferred loss included in accumulated other comprehensive income (loss) was $26.4 million as of each of December 31, 2025 and 2024. These deferred losses will not be recognized until such time as we sell or substantially liquidate our Canadian operations, although we have no such intention.

(6) Fair Value of Financial Instruments

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Invested assets recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We classify and disclose all invested assets carried at fair value in one of the following three levels:

- Level 1. Quoted prices for identical instruments in active markets. Level 1 consists of financial instruments whose value is based on quoted market prices in active markets, such as cash, cash equivalents in money market funds, exchange-traded common stocks and actively traded mutual fund investments;
- Level 2. Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets. Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. Various inputs are considered in deriving the fair value of the underlying financial instrument, including interest rate and yield curves, credit spread, and foreign exchange rates. All significant inputs are observable, or derived from observable information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category could include: cash equivalents and short-term investments in U.S. treasury securities; certain public and private corporate fixed-maturity and equity securities; government or agency securities; and certain mortgage- and asset-backed securities; and
- Level 3. Valuations derived from valuation techniques in which one or more significant inputs are unobservable. Level 3 consists of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and models using significant inputs not based on, nor corroborated by, readily available market information. Valuations for this category primarily consist of non-binding broker quotes. Financial instruments in this category could include less liquid mortgage- and asset-backed securities and equity securities.

As of each reporting period, all assets and liabilities recorded at fair value are classified in their entirety based on the lowest level of input (Level 3 being the lowest in the hierarchy) that is significant to the fair value measurement. Significant levels of estimation and judgment are required to determine the fair value of certain of our investments. The factors influencing these estimations and judgments are subject to change in subsequent reporting periods.

The estimated fair value and hierarchy classifications for assets and liabilities that are measured at fair value on a recurring basis were as follows:

| | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Fair value assets:				
Available-for-sale fixed-maturity securities:				
U.S. government and agencies	$ -	$ 9,742	$ -	$ 9,742
Foreign government	-	169,033	-	169,033
States and political subdivisions	-	126,932	-	126,932
Corporates	3,748	1,992,125	-	1,995,873
Mortgage-and asset-backed securities:				
Residential mortgage-backed securities	-	645,865	-	645,865
Commercial mortgage-backed securities	-	83,456	1,576	85,032
Other asset-backed securities	-	232,769	-	232,769
Total available-for-sale fixed-maturity securities	3,748	3,259,922	1,576	3,265,246
Equity securities	26,433	-	-	26,433
Trading securities	-	12,801	-	12,801
Cash and cash equivalents	756,227	-	-	756,227
Separate accounts	-	2,281,520	-	2,281,520
Total fair value assets	$ 786,408	$ 5,554,243	$ 1,576	$ 6,342,227
Fair value liabilities:				
Separate accounts	$ -	$ 2,281,520	$ -	$ 2,281,520
Total fair value liabilities	$ -	$ 2,281,520	$ -	$ 2,281,520

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Fair value assets:				
Available-for-sale fixed-maturity securities:				
U.S. government and agencies	$ -	$ 9,503	$ -	$ 9,503
Foreign government	-	166,424	-	166,424
States and political subdivisions	-	113,569	-	113,569
Corporates	3,787	1,821,321	-	1,825,108
Mortgage-and asset-backed securities:				
Residential mortgage-backed securities	-	486,557	-	486,557
Commercial mortgage-backed securities	-	99,445	-	99,445
Other asset-backed securities	-	245,520	-	245,520
Total available-for-sale securities	3,787	2,942,339	-	2,946,126
Equity securities	24,598	1,003	1,543	27,144
Trading securities	-	3,011	-	3,011
Cash and cash equivalents	687,821	-	-	687,821
Separate accounts	-	2,209,287	-	2,209,287
Total fair value assets	$ 716,206	$ 5,155,640	$ 1,543	$ 5,873,389
Fair value liabilities:				
Separate accounts	$ -	$ 2,209,287	$ -	$ 2,209,287
Total fair value liabilities	$ -	$ 2,209,287	$ -	$ 2,209,287

In estimating fair value of our investments, we use a third-party pricing service for approximately all of our securities that are measured at fair value on a recurring basis. The remaining securities are primarily thinly traded securities, such as

private placements, and are valued using models based on observable inputs on public corporate spreads having similar characteristics (e.g., sector, average life and quality rating), liquidity and yield based on quality rating, average life and U.S. Treasury yields. All observable data inputs are corroborated by independent third-party data. We also corroborate pricing information provided by our third-party pricing service by performing a review of selected securities. Our review activities include: obtaining detailed information about the assumptions, inputs and methodologies used in pricing the security; documenting this information; and corroborating it by comparison to independently obtained prices and/or independently developed pricing methodologies.

Furthermore, we perform internal reasonableness assessments on fair value determinations within our portfolio throughout the year and as of year-end, including pricing variance analyses and comparisons to alternative pricing sources and benchmark returns. If a fair value appears unusual relative to these assessments, we will re-examine the inputs and may challenge a fair value assessment made by the pricing service. If there is a known pricing error, we will request a reassessment by the pricing service. If the pricing service is unable to perform the reassessment on a timely basis, we will determine the appropriate price by requesting a reassessment from an alternative pricing service or other qualified source as necessary. We do not adjust quotes or prices except in a rare circumstance to resolve a known error.

Because many fixed-maturity securities do not trade on a daily basis, third-party pricing services generally determine fair value using industry-standard methodologies, which vary by asset class. For corporates, governments, and agency securities, these methodologies include developing prices by incorporating available market information such as U.S. Treasury curves, benchmarking of similar securities including new issues, sector groupings, quotes from market participants and matrix pricing. Observable information is compiled and integrates relevant credit information, perceived market movements and sector news. Additionally, security prices are periodically back-tested to validate and/or refine models as conditions warrant. Market indicators and industry and economic events are also monitored as triggers to obtain additional data. For certain structured securities (such as mortgage- and asset-backed securities) with limited trading activity, third-party pricing services generally use industry-standard pricing methodologies that incorporate market information, such as index prices or discounting expected future cash flows based on underlying collateral, and quotes from market participants, to estimate fair value. If one or more of these input measures are not deemed observable for a particular security, the security will be classified as Level 3 in the fair value hierarchy.

Where specific market information is unavailable for certain securities, pricing models produce estimates of fair value primarily using Level 2 inputs along with certain Level 3 inputs. These models include matrix pricing. The pricing matrix uses current U.S. Treasury rates and credit spreads received from third-party sources to estimate fair value. The credit spreads incorporate the issuer's industry- or issuer-specific credit characteristics and the security's time to maturity, if warranted. Remaining unpriced securities are valued using an estimate of fair value based on indicative market prices that include significant unobservable inputs not based on, nor corroborated by, market information, including the utilization of non-binding broker quotes.

The roll-forward of the Level 3 assets measured at fair value on a recurring basis was as follows:

	Year ended December 31,			
	2025		**2024**	
	(In thousands)			
Level 3 assets, beginning of period	$	1,543	$	2,144
Net unrealized gains (losses) included in other comprehensive income (loss)		-		4
Investment gains (losses) and accretion (amortization) recognized in earnings		(714)		(101)
Sales		(829)		-
Transfers into Level 3		1,576		-
Transfers out of Level 3		-		(504)
Level 3 assets, end of period	$	1,576	$	1,543

We obtain independent pricing quotes based on observable inputs as of the end of the reporting period for all securities in Level 2. Those inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers, quoted prices for similar instruments in markets that are not active, and other relevant data. We monitor these inputs for market indicators, industry and economic events. There were no material transfers between Level 1 and Level 3 during the years ended December 31, 2025 and 2024.

The carrying values and estimated fair values of our financial instruments were as follows:

	December 31, 2025		December 31, 2024	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(In thousands)			
Assets:				
Fixed-maturity securities (available-for-sale)	$ 3,265,246	$ 3,265,246	$ 2,946,126	$ 2,946,126
Fixed-maturity security (held-to-maturity) [1]	1,175,380	1,153,047	1,303,880	1,227,428
Equity securities	26,433	26,433	27,144	27,144
Trading securities	12,801	12,801	3,011	3,011
Policy loans [1]	47,583	47,583	40,884	40,884
Deposit asset underlying 10% coinsurance agreement [1]	131,418	131,418	158,913	158,913
Separate accounts	2,281,520	2,281,520	2,209,287	2,209,287
Liabilities:				
Note payable [2] [3]	595,315	543,461	594,512	513,862
Surplus note [1] [2]	1,175,119	1,150,995	1,303,556	1,225,708
Separate accounts	2,281,520	2,281,520	2,209,287	2,209,287

[1] Classified as a Level 3 fair value measurement.

[2] Carrying value amounts shown are net of unamortized issuance costs.

[3] Classified as a Level 2 fair value measurement.

The fair values of financial instruments presented above are estimates of the fair values at a specific point in time using various sources and methods, including market quotations and a complex matrix system that takes into account issuer sector, quality, and spreads in the current marketplace.

Financial Instruments Recognized at Fair Value in the Balance Sheets. Estimated fair values of investments in AFS securities are principally a function of current spreads and interest rates that are corroborated by independent third-party data. Therefore, the fair values presented are indicative of amounts we could realize or settle at the respective balance sheet date. We do not necessarily intend to dispose of or liquidate such instruments prior to maturity. Trading securities and equity securities, including common and nonredeemable preferred stocks, are carried at fair value. Segregated funds in separate accounts are carried at the underlying value of the variable insurance contracts, which is fair value.

The carrying amounts for cash and cash equivalents, trade receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximate their fair values due to the short-term nature of these instruments. Consequently, such financial instruments are not included in the above table.

(7) Reinsurance

We use reinsurance extensively, which has a significant effect on our results of operations. Reinsurance arrangements do not relieve us of our primary obligation to the policyholder. Our reinsurance contracts typically do not have a fixed term. In general, the reinsurers' ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or nonpayment of premiums by the ceding company. Our reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to the future business upon appropriate notice to the other party. Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer.

Our policy is to limit the amount of life insurance retained on the life of any one person to $1 million. To limit our exposure with any one reinsurer, we monitor the concentration of credit risk we have with our reinsurance counterparties, as well as their financial condition.

Reinsurance recoverables represents ceded policy benefit reserve balances, ceded claim liabilities, and ceded claims paid that have not been reimbursed. The amounts of ceded claim liabilities included in reinsurance recoverables that we paid and which are recoverable from those reinsurers were $43.3 million and $39.1 million as of December 31, 2025 and 2024, respectively. Benefits and claims ceded to reinsurers for 2025, 2024, and 2023 were $1,368.9 million, $1,439.4 million, and $1,376.4 million, respectively.

In connection with our corporate reorganization that included an initial public offering ("IPO") of our common stock by Citigroup, Inc. ("Citigroup"), Primerica Life, Primerica Life Canada and NBLIC entered into significant coinsurance transactions (the "IPO coinsurance agreements") on March 30, 2010 with three insurance companies then affiliated with Citigroup (collectively, the "IPO coinsurers"). Under the IPO coinsurance agreements, we ceded between 80% and 90% of the risks and rewards of our term life insurance policies in force at year-end 2009. Because these agreements were part of a business reorganization among entities under common control, they did not generate any deferred gain or loss upon their execution. Concurrent with signing these agreements, we transferred the corresponding account balances in respect of the coinsured policies along with the assets to support the statutory liabilities assumed by the IPO coinsurers. Each of the account balances transferred were at book value with no gain or loss recorded in net income. Beginning in 2017, policies reaching the end of their initial term period are no longer ceded under the IPO coinsurance transactions, but the existing YRT reinsurance already in place prior to the IPO will continue.

Three of the IPO coinsurance agreements satisfy U.S. GAAP risk transfer rules. Under these agreements, we ceded between 80% and 90% of our term life future policy benefit reserves, and we transferred a corresponding amount of assets to the IPO coinsurers. These transactions did not impact our future policy benefit reserves. As such, we have recorded an asset for the same amount of risk transferred in reinsurance recoverables. We also reduced DAC by a corresponding amount, which reduces future amortization expenses. In addition, we are transferring between 80% and 90% of all future premiums and benefits and claims associated with these policies to the corresponding reinsurance entities. We receive ongoing ceding allowances, which are reflected as a reduction to insurance expenses, to cover policy and claims administration expenses as well as certain corporate overhead charges under each of these reinsurance contracts.

In a fourth IPO coinsurance agreement, which we refer to as the 10% Coinsurance Agreement, we ceded to Prime Reinsurance Company ("Prime Re"), an affiliate of Citigroup, 10% of our U.S. (except New York) term life insurance business in force at year-end 2009 subject to an experience refund provision. As the 10% Coinsurance Agreement included an experience refund provision, it did not satisfy U.S. GAAP risk transfer rules. As a result, we accounted for this contract using deposit method accounting and recognized a deposit asset in other assets on our consolidated balance sheets for assets backing the economic reserves of the policies subject to the agreement. The deposit asset held in support of this agreement was $131.4 million and $158.9 million at December 31, 2025 and 2024, respectively. We made contributions to the deposit asset during the life of the agreement to fulfill our responsibility of funding the economic reserves. The statutory reserves financed through Prime Re under the 10% Coinsurance Agreement no longer exceeded the economic

reserves and the Company no longer incurs a finance charge. During 2025, the cumulative experience refund provision was settled by reductions in the deposit asset over the normal course of the 10% Coinsurance Agreement. Therefore, the Company and Prime Re agreed to terminate the 10% Coinsurance Agreement effective January 1, 2026. Upon termination of the 10% Coinsurance Agreement, the Company received cash equal to the carrying value of the deposit asset and thus did not recognize any gain or loss. Prior to the termination of the 10% Coinsurance Agreement, the market return on the deposit asset was reflected in net investment income as disclosed in Note 5 (Investments).

Details on in-force life insurance were as follows:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Direct life insurance in-force	$ 969,529,768	$ 955,610,523
Amounts ceded to other companies	(827,832,374)	(817,825,296)
Net life insurance in-force	$ 141,697,394	$ 137,785,227
Percentage of reinsured life insurance in-force	85%	86%

The Company allocated reinsurance recoverables estimated at the cohort level to individual reinsurers for disclosure purposes. Reinsurance recoverables estimated by reinsurer and the financial strength ratings of those reinsurers were as follows:

	December 31, 2025		December 31, 2024	
	Reinsurance recoverables	A.M. Best rating	Reinsurance recoverables	A.M. Best rating
	(In thousands)			
Swiss Re Life & Health America Inc. (IPO coinsurance) [1]	$ 1,976,512	A+	$ 2,074,945	A+
Munich Re of Malta [1] [2]	200,362	NR	210,822	NR
American Health and Life Insurance Company [1]	121,666	B++	127,601	B++
SCOR Global Life Reinsurance Companies [3]	119,615	A	148,899	A
Swiss Re Life & Health America Inc. [4]	44,726	A+	43,826	A+
RGA Reinsurance Company	40,043	A+	44,132	A+
Korean Reinsurance Company	30,372	A	40,781	A
Munich American Reassurance Company	25,306	A+	36,487	A+
All other reinsurers	7,845	-	17,887	-
Allowance for credit losses	(1,495)		(1,215)	
Reinsurance recoverables	$ 2,564,952		$ 2,744,165	

NR – not rated by A.M. Best

[1] Reinsurance recoverables include balances ceded under coinsurance transactions of term life insurance policies that were in force as of December 31, 2009.
   Amounts shown are net of their share of the reinsurance recoverable from other reinsurers. Arrangements with these reinsurers include collateral trust agreements
   held in support of reinsurance recoverables.
[2] Entity is rated AA by S&P as of December 31, 2025.
[3] Includes amounts ceded to Transamerica Reinsurance Companies and fully retroceded to SCOR Global Life Reinsurance Companies.
[4] Includes amounts ceded to Lincoln National Life Insurance and fully retroceded to Swiss Re Life & Health America Inc.

Certain reinsurers with which we do business receive group ratings. Individually, those reinsurers are SCOR Global Life Americas Reinsurance Company, SCOR Global Life U.S.A. Reinsurance Company, SCOR Global Life Re Insurance Company of Delaware, and SCOR Global Life of Canada.

The IPO coinsurance agreements include provisions to ensure that Primerica Life, Primerica Life Canada and NBLIC receive full regulatory credit for the reinsurance treaties. Under these agreements, the ceded business can be recaptured with no fee in the event the IPO coinsurers do not comply with the various safeguard provisions in their respective IPO coinsurance agreements.

The rollforward of the allowance for credit losses ("ACL") on reinsurance recoverables for the years ended December 31, 2025, 2024, and 2023 were as follows:

| | Year ended December 31, | | |
	2025	2024	2023
	(In thousands)		
Balance, beginning of period	$ 1,215	$ 1,120	$ 2,936
Current period provision for expected credit losses	280	95	3,703
Writeoffs charged against the ACL, if any	-	-	(5,519)
Balance, at the end of period	$ 1,495	$ 1,215	$ 1,120

(8) Deferred Policy Acquisition Costs

The balances and activity in DAC were as follows:

| | Year ended December 31, | | | |
| | 2025 | | 2024 | |
	Term Life Insurance	Segregated Funds (Canada)	Term Life Insurance	Segregated Funds (Canada)
	(In thousands)			
DAC balance, beginning of period	$ 3,608,599	$ 55,303	$ 3,366,281	$ 63,029
Capitalization	540,952	2,547	555,162	2,959
Amortization	(316,411)	(5,381)	(291,488)	(5,443)
Foreign exchange translation and other	12,302	2,670	(21,356)	(5,242)
DAC balance, end of period	$ 3,845,442	$ 55,139	$ 3,608,599	$ 55,303

Reconciliation of DAC by product was as follows:

	December 31, 2025	December 31, 2024
	(In thousands)	
Term Life Insurance	$ 3,845,442	$ 3,608,599
Segregated Funds (Canada)	55,139	55,303
Other	15,417	16,528
Total DAC, net	$ 3,915,998	$ 3,680,430

There were no material changes to the judgments, assumptions and methods used to amortize DAC during the years ended December 31, 2025 and 2024.

(9) Separate Accounts

The following table represents the fair value of assets supporting separate accounts by major investment category:

	December 31, 2025	December 31, 2024
	(In thousands)	
Fixed-income securities	$ 620,931	$ 708,225
Equity securities	1,595,934	1,490,628
Cash and cash equivalents	69,952	46,764
Due to/from funds	(5,318)	(36,350)
Other	21	20
Total separate account assets	$ 2,281,520	$ 2,209,287

The following table represents the balances of and changes in separate account liabilities:

	Year ended December 31,			
	2025		**2024**	
	(In thousands)			
Separate account liabilities balance, beginning of period	$	2,209,287	$	2,395,842
Premiums, deposits and transfers		174,693		147,995
Surrenders, withdrawals and transfers		(424,337)		(378,126)
Investment performance		273,108		300,545
Management fees and other charges		(59,942)		(57,734)
Foreign exchange translation		108,711		(199,235)
Separate account liabilities balance, end of period	$	2,281,520	$	2,209,287
Cash surrender value	$	2,250,638	$	2,173,070

The cash surrender value represents the amount of the contract holders' account balance distributable at the balance sheet date less the Company's estimate of the deferred sales charges that would be assessed if the policyholders redeemed their contracts at the balance sheet date. This estimate requires the Company to make certain assumptions regarding the underlying account balances by contribution year and application of the contractually defined deferred sales charges that would be applicable to each contribution year.

(10) Policy Claims and Other Benefits Payable

Changes in policy claims and other benefits payable were as follows:

	Year ended December 31,			
	2025		**2024**	
	(In thousands)			
Policy claims and other benefits payable, beginning of period	$	488,350	$	513,803
Less reinsured policy claims and other benefits payable		518,210		533,862
Net balance, beginning of period		(29,860)		(20,059)
Incurred related to current year		257,563		250,699
Incurred related to prior years [1]		(485)		(3,477)
Total incurred		257,078		247,222
Claims paid related to current year, net of reinsured policy claims received		(307,047)		(295,148)
Reinsured policy claims received related to prior years, net of claims paid		44,993		38,746
Total paid		(262,054)		(256,402)
Foreign currency translation		256		(621)
Net balance, end of period		(34,580)		(29,860)
Add reinsured policy claims and other benefits payable		529,936		518,210
Balance, end of period	$	495,356	$	488,350

[1] Includes the difference between our estimate of claims incurred but not yet reported at year end and the actual incurred claims reported after year end.

The liability for policy claims and other benefits payable on traditional life insurance products includes estimated unpaid claims that have been reported to us and claims incurred but not yet reported. We estimate claims incurred but not yet reported based on our historical claims activity, adjusted for any current trends and conditions, and reported lag time experience.

(11) Future Policy Benefits

The following tables summarize balances and changes in the present value of expected net premiums and the present value of expected future policy benefits underlying the LFPB:

		Year ended December 31,		
		2025		2024
		(Dollars in thousands)		
Present Value of Expected Net Premiums		**Term Life Insurance**		
Balance at then current discount rate, beginning of period	$	13,854,794	$	13,977,353
Balance at original discount rate, beginning of period		14,233,996		14,012,553
Effect of changes in cash flow assumptions		(354,521)		(74,233)
Effect of actual variances from expected experience		(384,313)		(373,646)
Adjusted balance, beginning of period		13,495,162		13,564,674
Issuances		1,651,384		1,884,054
Interest accrual at original discount rate		627,419		608,588
Net premiums collected		(1,770,529)		(1,733,262)
Foreign currency translation		47,642		(90,058)
Expected net premiums at original discount rate, end of period		14,051,078		14,233,996
Effect of changes in discount rate assumptions		16,126		(379,202)
Expected net premiums at then current discount rate, end of period	$	14,067,204	$	13,854,794
Present Value of Expected Future Policy Benefits				
Balance at then current discount rate, beginning of period	$	20,155,487	$	20,508,435
Balance at original discount rate, beginning of period		20,763,900		20,391,694
Effect of changes in cash flow assumptions		(436,663)		(83,975)
Effect of actual variances from expected experience		(426,822)		(386,512)
Adjusted balance, beginning of period		19,900,415		19,921,207
Issuances		1,655,501		1,892,529
Interest accrual at original discount rate		958,540		929,078
Benefit payments		(1,846,085)		(1,841,162)
Foreign currency translation		73,689		(137,752)
Expected future policy benefits at original discount rate, end of period		20,742,060		20,763,900
Effect of changes in discount rate assumptions		(60,355)		(608,413)
Expected future policy benefits at then current discount rate, end of period	$	20,681,705	$	20,155,487
LFPB	$	6,614,501	$	6,300,693
Less: reinsurance recoverables		2,550,187		2,729,022
Net LFPB, after reinsurance recoverables	$	4,064,314	$	3,571,671
Weighted-average duration of net LFPB (in years)		8.3		8.0

During the years ended December 31, 2025 and 2024, we recognized remeasurement gains of approximately $38 million and $31 million, respectively, for the Term Life Insurance segment, with corresponding decreases to the LFPB, net of reinsurance. The remeasurement gains for the Term Life Insurance segment reflected changes to the actuarial cash flow assumptions underlying the LFPB estimate, net of reinsurance, based on our annual assumption reviews of approximately $18 million and $28 million for the years ended December 31, 2025 and 2024, respectively, and realized experience variances of approximately $20 million and $3 million during the years ended December 31, 2025 and 2024, respectively.

Our 2025 annual actuarial assumption review was performed during the third quarter of 2025 and included analyzing experience studies based on the Company's own data and comparing actual to expected cash flow variances by policy cohort. Actuarial judgment was also used since prior historical experience may not fully reflect future expected experience.

We have generally observed lower actual mortality experience compared to the actuarial assumptions in our Term Life Insurance segment since mid-2022. We believe part of the favorable experience is a pull-forward effect where certain deaths accelerated during the pandemic resulting in a future period of lower mortality. However, the level of our favorable mortality has not subsided, which indicates that certain mortality assumptions may be higher than necessary. As such, we decreased our mortality assumption for level premium term life insurance policies sold in Canada, along with a portion of policies sold in both the U.S. and Canada that continue or exchange their policies after the end of the level premium term period. The decrease in the mortality assumption was the largest contributor to the remeasurement gain recognized for LFPB assumption changes during the year ended December 31, 2025. We did not make any changes to our mortality assumptions during the year ended December 31, 2024.

Since 2023, we have also generally observed higher lapse rates compared to our actuarial assumption for policies sold in the U.S. that are within the level premium term period. During our 2024 assumption review, we made changes to our early duration lapse rate assumption for U.S. cohorts to partially reflect recent lapse experience. In the 2025 assumption review, in accordance with our best estimates, we did not make further changes to these lapse assumptions. We believe elevated lapses are temporary due to current economic conditions, and that lapse rates will gradually return to our historical normalized levels. If our lapse experience does not revert back to our best estimate assumptions as forecasted, we could recognize experience variances and/or have an assumption change in subsequent periods. We will continue to monitor emerging experience against our actuarial assumption each quarter to assess its appropriateness. During the year ended December 31, 2025, the remeasurement gain recognized for experience variances noted above were primarily attributable to both higher policy lapse rates and lower mortality.

Prior to 2025, we observed lower incidence rates compared to our assumptions for the waiver of premium benefit offered as an optional supplemental rider on our term life insurance policies that waives the policyholder's insurance premiums during a qualifying disability since the pandemic. As a result, an assumption change was made during our annual review in 2024 to reflect this experience and resulted in the largest component of the remeasurement gain recognized during the year ended December 31, 2024 noted above. During our 2025 assumption review, we did not observe any significant variances between recent waiver of premium disability claims when compared with the assumption changes that were made in 2024. As such, no further changes were considered necessary to the disability claims assumptions used in the LFPB during the 2025 period.

We also performed our 2025 annual review of LFPB assumptions for our closed block of non-term life insurance included in the Corporate and Other Distributed Products segment during the third quarter of 2025. Based on this review, we recognized a remeasurement loss of less than $1 million during the year ended December 31, 2025. Comparatively, we recognized a remeasurement loss of approximately $5 million during the year ended December 31, 2024 as a result of our 2024 annual assumption review of LFPB assumptions in the Corporate and Other Distributed Products segment.

Discount rates, while a material assumption to our LFPB, are not part of the assumption-setting process since they are updated quarterly based on observable rates. There have been no changes with the compilation of data sources used for this input.

Losses recognized as a result of capping the net premium ratio at 100% were immaterial during the years ended December 31, 2025 and 2024.

The following table reconciles the LFPB to the consolidated balance sheets:

	December 31, 2025	December 31, 2024
	(In thousands)	
Term Life Insurance	$ 6,614,501	$ 6,300,693
Other	203,678	202,371
Total	$ 6,818,179	$ 6,503,064

The following table reconciles the reinsurance recoverables to the consolidated balance sheets:

	December 31, 2025	December 31, 2024
	(In thousands)	
Term Life Insurance	$ 2,550,187	$ 2,729,022
Other	14,765	15,143
Total	$ 2,564,952	$ 2,744,165

The amount of discounted (using the then current discount rate) and undiscounted expected gross premiums and expected future benefit payments were as follows:

	December 31, 2025		December 31, 2024	
	(In thousands)			
Term Life Insurance	Undiscounted	Discounted	Undiscounted	Discounted
Expected future benefit payments	$ 34,009,893	$ 20,681,706	$ 33,966,483	$ 20,155,489
Expected future gross premiums	$ 39,384,920	$ 27,195,943	$ 39,389,917	$ 26,414,010

The amount of revenue and interest recognized in our consolidated statements of income were as follows:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Term Life Insurance			
Gross premiums	$ 3,445,535	$ 3,375,282	$ 3,292,760
Interest accretion (expense)	$ (331,121)	$ (320,490)	$ (311,921)

The weighted-average discount rates were as follows:

	December 31, 2025	December 31, 2024
Term Life Insurance		
Original discount rate	5.00%	4.95%
Current discount rate	5.72%	5.69%

There were no changes to the methods used to determine the discount rates during the years ended December 31, 2025 and 2024.

(12) Debt

Note Payable. Note payable consisted of the following:

	December 31, 2025	December 31, 2024
	(In thousands)	
2.80% Senior Notes, due November 19, 2031	$ 600,000	$ 600,000
Unamortized issuance discount on note payable	(1,575)	(1,845)
Total note payable [1]	$ 598,425	$ 598,155

(1) Excludes unamortized debt issuance costs.

As of December 31, 2025, we had outstanding $600.0 million in principal amount of publicly-traded, senior unsecured notes (the "Senior Notes"). The Senior Notes were issued in November 2021 at a price of 99.55% of the principal amount with an annual interest rate of 2.80%, payable semi-annually in arrears on May 19 and November 19, and are scheduled to mature on November 19, 2031. As of December 31, 2025, we were in compliance with the covenants of the Senior Notes. No events of default occurred on the Senior Notes during the year ended December 31, 2025.

As unsecured senior obligations, the Senior Notes rank equally in right of payment with all existing and future unsubordinated indebtedness and senior to all existing and future subordinated indebtedness of the Parent Company. The Senior Notes are structurally subordinated in right of payment to all existing and future liabilities of our subsidiaries. In addition, the Senior Notes contain covenants that restrict our ability to, among other things, create or incur any indebtedness that is secured by a lien on the capital stock of certain of our subsidiaries, and merge, consolidate or sell all or substantially all of our properties and assets.

Surplus Note. As of December 31, 2025, the principal amount outstanding on the Surplus Note issued by Vidalia Re was $1.2 billion, which is equal to the principal amount of the LLC Note. The principal amounts of the Surplus Note and the LLC Note have reached their peaks and are expected to decrease over time to coincide with the amount of policy reserves being contractually supported under the Vidalia Re Coinsurance Agreement. Both the LLC Note and the Surplus Note mature on December 31, 2030 and bear interest at an annual interest rate of 4.50%. This financing arrangement is non-recourse to the Parent Company and Primerica Life, meaning that neither of these companies has guaranteed the Surplus Note or is otherwise liable for reimbursement for any payments triggered by the LLC Note's credit enhancement feature. The Parent Company has agreed to support Vidalia Re's obligation to pay the credit enhancement fee incurred on the LLC Note. See Note 5 (Investments) for more information on the LLC Note.

Revolving Credit Facility. On June 22, 2021, we amended and restated our unsecured $200.0 million revolving credit facility ("Revolving Credit Facility") with a syndicate of commercial banks. The Revolving Credit Facility has a scheduled termination date of June 22, 2026. Amounts outstanding under the Revolving Credit Facility are borrowed, at our discretion, on the basis of either a Secured Overnight Financing Rate ("SOFR") rate loan, or a base rate loan. SOFR rate loans bear interest at a periodic rate equal to one-, three-, or six-month Adjusted Term SOFR, plus an applicable margin. Base rate loans bear interest at the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 0.50% and (c) one-month Adjusted Term SOFR plus 1.00%, plus an applicable margin. The Revolving Credit Facility also permits the issuance of letters of credit. The applicable margins are based on our debt rating with such margins for SOFR rate loans and letters of credit ranging from 1.00% to 1.625% per annum and for base rate loans ranging from 0.00% to 0.625% per annum. Under the Revolving Credit Facility, we incur a commitment fee that is payable quarterly in arrears and is determined by our debt rating. This commitment fee ranges from 0.10% to 0.225% per annum of the aggregate amount of the $200.0 million commitment of the lenders under the Revolving Credit Facility that remains undrawn. During the year ended December 31, 2025, no amounts were drawn under the Revolving Credit Facility. As of December 31, 2025, we were in compliance with the covenants of the Revolving Credit Facility. Furthermore, no events of default occurred under the Revolving Credit Facility during the year ended December 31, 2025.

(13) Income Taxes

Income from continuing operations before income taxes and income taxes from continuing operations.

	Year ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Income from continuing operations before income taxes:						
United States	$	834,380	$	812,071	$	664,740
Foreign		140,184		127,176		106,998
Total income from continuing operations before income taxes	$	974,564	$	939,247	$	771,738
Income taxes from continuing operations:						
Current tax expense:						
United States federal	$	193,161	$	198,272	$	176,412
United States state and local		12,369		9,167		8,526
Foreign		47,353		43,484		40,646
Total current tax expense	$	252,883	$	250,923	$	225,584
Deferred tax expense (benefit):						
United States federal	$	(21,685)	$	(34,770)	$	(33,699)
United States state and local		431		11,031		(11)
Foreign		(8,299)		(8,066)		(11,318)
Total deferred expense (benefit)	$	(29,553)	$	(31,805)	$	(45,028)
Total income taxes from continuing operations:						
United States federal	$	171,476	$	163,502	$	142,713
United States state and local		12,800		20,198		8,515
Foreign		39,054		35,418		29,328
Total income taxes from continuing operations	$	223,330	$	219,118	$	180,556

Effective tax rate reconciliation. Income taxes from continuing operations differs from the amount determined by multiplying income from continuing operations before income taxes by the U.S. statutory federal tax rate of 21% for the years ended December 31, 2025, 2024 and 2023. The reconciliation for such differences follows:

	Year ended December 31,					
	2025		2024		2023	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(Dollars in thousands)					
Computed U.S. federal statutory income tax	$ 204,658	21.0%	$ 197,242	21.0%	$ 162,066	21.0%
Domestic federal tax effects:						
Tax credits	(7,417)	(0.8)%	(76)	*	(138)	*
Nontaxable or nondeductible items:						
Gain on insurance proceeds [1]	-	—%	(10,500)	(1.1)%	-	—%
Other	3,499	0.4%	2,193	0.2%	1,495	0.2%
Total nontaxable or nondeductible items	3,499	0.4%	(8,307)	(0.9)%	1,495	0.2%
Effects of cross-border tax laws	(795)	(0.1)%	(754)	(0.1)%	(324)	(0.1)%
Domestic state and local income taxes, net of federal income tax effect [2]	8,620	0.9%	20,213	2.1%	10,450	1.4%
Foreign tax effects:						
Canada						
Provincial taxes [3]	15,509	1.6%	14,040	1.5%	12,007	1.6%
Other	(2,325)	(0.2)%	(3,006)	(0.3)%	(2,239)	(0.3)%
U.S. territorial jurisdictions	932	0.1%	819	0.1%	332	*
Total foreign tax effects	14,116	1.5%	11,853	1.3%	10,100	1.3%
Worldwide changes in prior year unrecognized tax benefits	649	*	(1,053)	(0.1)%	(3,093)	(0.4)%
Total income taxes from continuing operations/effective tax rate from continuing operations	$ 223,330	22.9%	$ 219,118	23.3%	$ 180,556	23.4%

[1] In 2024, the gain on insurance proceeds was nontaxable. See Note 4 (Segment and Geographical Information) for more details related to this gain.

[2] In 2025, domestic state and local income taxes, net of federal income tax effect ("state and local income taxes") in Florida and Georgia comprise the majority (greater than 50%) of the tax effect in this category. In 2024, state and local income taxes in Florida and Minnesota comprise the majority (greater than 50%) of the tax effect in this category. State and local income tax expense in 2024 includes the recognition of a valuation allowance of $11.1 million for net operating losses from e-TeleQuote that the Company determined would not be realized. U.S. GAAP requires a change in a valuation allowance resulting from the change in judgment about the realizability of a deferred tax asset to be presented in income tax expense from continuing operations. In 2023, state and local income taxes in California and Florida comprise the majority (greater than 50%) of the tax effect in this category.

[3] Includes all provincial income taxes.

*Less than 0.1%.

Deferred tax assets and liabilities. The main components of deferred income tax assets and liabilities were as follows:

	December 31,			
	2025		**2024**	
	(In thousands)			
Deferred tax assets:				
Future policy benefit reserves and unpaid policy claims	$	581,690	$	473,121
Net operating losses		9,044		41,267
Investments		19,167		39,703
Future deductible liabilities		25,178		25,477
Foreign tax credits		14,360		20,002
Other		27,379		25,450
Total deferred tax assets before valuation allowance		676,818		625,020
Valuation allowance on foreign tax credits		(14,360)		(20,002)
Total deferred tax assets after valuation allowance	$	662,458	$	605,018
Deferred tax liabilities:				
Deferred policy acquisition costs	$	(489,801)	$	(463,921)
Reinsurance deposit asset		(27,598)		(33,372)
Other		(41,328)		(42,685)
Total deferred tax liabilities		(558,727)		(539,978)
Net deferred tax assets (liabilities)	$	103,731	$	65,040

The majority of total deferred tax assets are attributable to future policy benefit reserves and unpaid policy claims, which represents the difference between the financial statement carrying value and tax basis for LFPB and policy claims and other benefits payable. The tax basis for future policy benefit reserves and unpaid policy claims is actuarially determined in accordance with guidelines set forth in the respective jurisdictional tax codes in the U.S. and Canada. The majority of total deferred tax liabilities are attributable to DAC, which represents the difference between the policy acquisition costs capitalized for U.S. GAAP purposes and those capitalized for tax purposes, as well as the difference in the resulting amortization methods.

The Company has state net operating losses resulting in a net deferred tax asset of $9.0 million as of December 31, 2025. Approximately one-third of the state net operating losses are available for use through 2037 and approximately two-thirds have an indefinite life. The Company has no other material net operating losses.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback and carryforward periods, and tax planning strategies in making this assessment. As of December 31, 2025, management identified excess foreign tax credits of approximately $14.4 million that could not be used to offset the mandatory deemed repatriation of foreign earnings tax stipulated by the Tax Cuts and Jobs Act of 2017 and believes it will not be able to utilize these foreign tax credits in the future. Therefore, the Company established a deferred tax asset for these foreign tax credits with a corresponding full valuation allowance. The remaining foreign tax credits are scheduled to expire partially in 2026 and the remainder in 2027. With the exception of these foreign tax credits, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets. Therefore, there were no other significant deferred tax asset valuation allowances as of December 31, 2025 or 2024. The Company has no other material tax credit carryforwards.

Income taxes paid. The components of income taxes paid were as follows:

	Year ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
United States federal	$	179,659	$	90,468	$	165,204
United States state and local [(1)]		6,912		6,710		8,030
Foreign						
Canada [(2)]		43,747		36,888		48,915
Other		5,749		6,186		5,122
Total foreign		49,496		43,074		54,037
Total income taxes paid	$	236,067	$	140,252	$	227,271

[(1)] No individual state or local jurisdiction income taxes paid were greater than or equal to 5% of the total income taxes paid for 2025, 2024, or 2023.
[(2)] The Canada jurisdiction includes payments to Canada Revenue Agency ("CRA") for federal and CRA-agreeing provincial income taxes.

Controlled foreign corporations. The Company has direct ownership of a group of controlled foreign corporations. The tax effects of controlled foreign corporations other than in Canada were not material. We have not made a permanent reinvestment assertion for any unremitted earnings in Canada; therefore, we have recorded a deferred tax liability to account for Canadian withholding taxes that will occur upon repatriation of such earnings and we continue to record deferred tax liabilities to account for Canadian withholding taxes as earnings are recognized.

The Company has no intentions to sell or substantially liquidate our Canadian operations and, therefore, has not provided for any additional outside basis difference for the amount of book basis in excess of tax basis in its Canadian subsidiaries. In addition, it is not practicable to determine the amount of the unrecognized deferred tax liability related to any additional outside basis difference in these entities.

Unrecognized tax benefits. The total amount of unrecognized benefits on uncertain tax positions that, if recognized, would affect our effective tax rate was approximately $24.4 million and $20.2 million as of December 31, 2025 and 2024, respectively. We recognize interest expense related to unrecognized tax benefits in tax expense net of federal income tax. The total amount of accrued interest and penalties in the consolidated balance sheets was $6.0 million and $4.3 million as of December 31, 2025 and 2024, respectively. Additionally, we recognized $1.4 million, $0.4 million, and $0.4 million of interest expense related to unrecognized tax benefits in the consolidated statements of income for the years ended December 31, 2025, 2024, and 2023, respectively.

A reconciliation of the change in the unrecognized income tax benefit for the years ended December 31, 2025, 2024, and 2023 is as follows:

	December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Unrecognized tax benefits, beginning of period	$	20,954	$	19,362	$	20,180
Change in prior period unrecognized tax benefits		705		(72)		(2,327)
Change in current period unrecognized tax benefits		4,449		4,128		3,551
Reductions as a result of settlements with taxing authorities		-		(453)		-
Reductions as a result of a lapse in statute of limitations		(1,668)		(2,011)		(2,042)
Unrecognized tax benefits, end of period	$	24,440	$	20,954	$	19,362

We have an immaterial amount of penalties included in calculating our provision for income taxes.

The major tax jurisdictions in which we operate are the United States and Canada. We are currently open to audit by the Internal Revenue Service for the tax years ended December 31, 2022 and thereafter for federal income tax purposes. We are currently open to audit in Canada for tax years ended December 31, 2021 and thereafter for federal and provincial income tax purposes.

Qualified investment tax credit projects. We have investments in various limited partnerships that sponsor qualified affordable housing projects, which meet the definition of a VIE. We are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly impact the entities' economic performance. The maximum exposure to loss as a result of our involvement in these VIEs equals the carrying value of the investments. The primary economic purpose of these investments is to achieve a satisfactory return on capital through the receipt of tax credits. Our qualified affordable housing project investments are accounted for using the proportional amortization method of accounting. During the years ended December 31, 2025, 2024, and 2023 the amount of income tax benefits recognized from these investments was insignificant.

Our investment in qualified affordable housing projects was $8.7 million and $9.8 million as of December 31, 2025 and 2024, respectively, and is included within policy loans and other invested assets on our consolidated balance sheets. Additionally, unfunded commitments to provide additional capital to investees in qualified affordable housing projects was $1.3 million and $4.4 million as of December 31, 2025 and 2024, respectively, and are included within other liabilities on our consolidated balance sheets. Substantially all of the unfunded commitments as of December 31, 2025 are expected to be paid out within the next one to two years.

Purchased tax credits. The Company purchased transferable federal income tax credits generated from a solar energy facility and battery storage system (the "Facilities") that was placed in service during the fourth quarter of 2025. The cost of the income tax credits was $93.0 million, and the Company reduced its 2025 estimated federal income tax liability by $100.0 million. The cost of the income tax credits is included in income tax payable on the consolidated balance sheet as of December 31, 2025, and we settled the payment with the seller in January 2026. The net impact of these income tax credits is reflected in the effective tax rate reconciliation table above for the year ended December 31, 2025. As of December 31, 2025, we do not have any commitments to purchase additional income tax credits.

(14) Stockholders' Equity

The following table shows changes in the number of shares of our outstanding common stock:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Common stock, beginning of period	33,368	34,996	36,824
Shares of common stock issued upon exercise of stock options	-	-	60
Shares of common stock issued when sales restrictions on RSUs lapsed and PSUs were earned	137	178	207
Common stock retired	(1,695)	(1,806)	(2,095)
Common stock, end of period	31,810	33,368	34,996

The above table excludes RSUs, director deferred shares, and PSUs, which do not have voting rights. As sales restrictions on RSUs lapse and PSUs are earned, we issue common shares with voting rights. As of December 31, 2025, we had a total of 202,993 RSUs and director deferred shares outstanding and 44,548 PSUs outstanding. The PSU outstanding balance is based on the number of PSUs granted pursuant to the award agreements; however, the actual number of common shares earned could be higher or lower based on actual versus targeted performance. See Note 16 (Share-Based Transactions) for a discussion of the PSU award structure.

On November 14, 2024, our Board authorized a share repurchase program for up to $450.0 million of our outstanding common stock for purchases from November 14, 2024 through December, 31, 2025 (the "Share Repurchase Program"). Under the Share Repurchase Program, we repurchased 1,662,149 shares of our common stock in the open market for an aggregate purchase price of $450.0 million through December 31, 2025. There is no remaining authority under the Share Repurchase Program as of December 31, 2025. On November 19, 2025, our Board authorized a new $475.0 million share repurchase program (the "New Share Repurchase Program") to occur from November 19, 2025 through December, 31, 2026. We did not repurchase any shares under the New Share Repurchase Program in 2025.

(15) Earnings Per Share

The Company has outstanding common stock and equity awards that consist of RSUs and PSUs. All outstanding stock options were exercised during the year ended December 31, 2023. The RSUs maintain non-forfeitable dividend rights that result in dividend payment obligations on a one-to-one ratio with common shares for any future dividend declarations.

Unvested RSUs are deemed participating securities for purposes of calculating EPS as they maintain dividend rights. We calculate EPS using the two-class method. Under the two-class method, we allocate earnings to common shares and vested RSUs outstanding for the period. Earnings attributable to unvested participating securities, along with the corresponding share counts, are excluded from EPS as reflected in our consolidated statements of income.

In calculating basic EPS, we deduct from net income any dividends and undistributed earnings allocated to unvested RSUs and then divide the result by the weighted-average number of common shares and vested RSUs outstanding for the period.

We determine the potential dilutive effect of PSUs and stock options outstanding ("contingently-issuable shares") on EPS using the treasury-stock method. Under this method, we determine the proceeds that would be received from the issuance of the contingently- issuable shares if the end of the reporting period were the end of the contingency period. The proceeds from the contingently-issuable shares include the remaining unrecognized compensation expense of the awards and the cash received for the exercise price on stock options. We then use the average market price of our common shares during the period the contingently-issuable shares were outstanding to determine how many shares we could repurchase with the proceeds raised from the issuance of the contingently-issuable shares. The net incremental share count issued represents the potential dilutive securities. We then reallocate earnings to common shares and vested RSUs by incorporating the increased fully-diluted share count to determine diluted EPS.

The calculation of basic and diluted EPS was as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except per-share amounts)		
Basic EPS:			
Numerator (continuing operations):			
Income from continuing operations	$ 751,234	$ 720,129	$ 591,182
Income attributable to unvested participating securities	(2,446)	(2,443)	(2,535)
Income from continuing operations used in calculating basic EPS	$ 748,788	$ 717,686	$ 588,647
Numerator (discontinued operations):			
Loss from discontinued operations	$ -	$ (249,611)	$ (14,581)
Loss attributable to unvested participating securities	-	701	53
Loss from discontinued operations used in calculating basic EPS	$ -	$ (248,910)	$ (14,528)
Denominator:			
Weighted-average vested shares	32,632	34,142	35,954
Basic EPS from continuing operations	$ 22.95	$ 21.02	$ 16.37
Basic EPS from discontinued operations	-	(7.29)	(0.40)
Basic EPS	$ 22.95	$ 13.73	$ 15.97
Diluted EPS:			
Numerator (continuing operations):			
Income from continuing operations	$ 751,234	$ 720,129	$ 591,182
Income attributable to unvested participating securities	(2,443)	(2,440)	(2,531)
Income from continuing operations used in calculating diluted EPS	$ 748,791	$ 717,689	$ 588,651
Numerator (discontinued operations):			
Loss from discontinued operations	$ -	$ (249,611)	$ (14,581)
Loss attributable to unvested participating securities	-	701	52
Loss from discontinued operations used in calculating diluted EPS	$ -	$ (248,910)	$ (14,529)
Denominator:			
Weighted-average vested shares	32,632	34,142	35,954
Dilutive effect of incremental shares to be issued for contingently-issuable shares	48	57	73
Weighted-average shares used in calculating diluted EPS	32,680	34,199	36,027
Diluted EPS from continuing operations	$ 22.91	$ 20.99	$ 16.34
Diluted EPS from discontinued operations	-	(7.28)	(0.40)
Diluted EPS	$ 22.91	$ 13.71	$ 15.94

(16) Share-Based Transactions

The Company has outstanding equity awards under the Primerica, Inc. 2020 Omnibus Incentive Plan (the "OIP"), which was approved by the Company's stockholders on May 13, 2020. The OIP provides for the issuance of equity awards, including stock options, stock appreciation rights, restricted stock, deferred stock, RSUs, PSUs, and stock payment awards, as well as cash-based awards. In addition to time-based vesting requirements, awards granted under the OIP may also be subject to specified performance criteria. Under the OIP, the Company issues equity awards to our management (officers and other key employees), non-employees who serve on our Board, and independent sales force leaders. As of December 31, 2025, we had 1.0 million shares available for future grants under the 2020 OIP.

Employee and Director Share-Based Compensation. As of December 31, 2025, the Company had outstanding RSUs and PSUs issued to our management (officers and other key employees), as well as RSUs issued to our directors, under the OIP.

RSUs.
- RSUs granted to management generally have time-based vesting requirements with equal and annual graded vesting over approximately three years subsequent to the grant date, but also generally vest upon voluntary termination of employment by any employee who is "retirement eligible" as of his or her termination date. The substantive service conditions in order to be retirement eligible require that an employee must be at least 55 years old and his or her age plus years of service with the Company must equal at least 75.
- RSUs granted to directors have time-based vesting requirements with equal and quarterly graded vesting over four quarters subsequent to the grant date.
- In addition, certain directors elected to defer their cash and/or equity retainers into deferred RSUs, which vest immediately (for cash deferrals) or, if applicable, on the dates the RSUs would have vested.

All of our outstanding employee and director RSU awards are eligible for dividend equivalents regardless of vesting status.

We recognized expense and tax benefit offsets as follows for employee and director RSU share-based compensation (inclusive of discontinued operations):

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Total equity awards expense recognized	$ 13,972	$ 16,733	$ 11,854
Tax benefit associated with total employee and director share-based compensation	1,788	2,263	1,874

The following table summarizes employee and director RSU activity, which excludes director deferred shares, during the years ended December 31, 2025, 2024, and 2023 (inclusive of discontinued operations).

	Shares	Weighted-average measurement-date fair value per share
	(Shares in thousands)	
Unvested employee and director RSUs, December 31, 2022	173	$ 131.78
Granted	67	185.71
Forfeited	(3)	155.49
Vested	(91)	132.72
Unvested employee and director RSUs, December 31, 2023	146	155.63
Granted	65	247.36
Forfeited	(3)	182.99
Vested	(99)	159.99
Unvested employee and director RSUs, December 31, 2024	109	205.46
Granted	54	282.70
Forfeited	*	263.33
Vested	(66)	190.84
Unvested employee and director RSUs, December 31, 2025	97	258.22

* Less than 1 thousand shares.

As of December 31, 2025, total compensation cost not yet recognized in our consolidated financial statements related to employee and director RSU awards with time-based vesting conditions yet to be reached was $5.8 million, and the weighted-average period over which cost will be recognized was 0.8 years.

PSUs.

The Company issued PSUs to certain of its executive officers under the OIP as part of their annual equity compensation. To date, PSU awards have included a performance target of a specified average annual Return on Adjusted Equity ("ROAE") and EPS growth (starting with the 2020 award) for the Company over a three-year performance period, as well as a threshold ROAE and EPS growth below which no shares would be earned and an ROAE and EPS growth metric at which the maximum number of shares can be earned. Awards are earned two months after the performance period ends. Depending on the ROAE and EPS growth, if applicable, achieved within the specified range, recipients may receive shares of common stock equal to between 0% and 150% of the number of PSUs granted. In addition, PSUs accrue forfeitable dividend equivalents, which are also paid out based on the number of shares earned.

PSU awards provide for vesting upon the voluntary termination of employment by any employee who is "retirement eligible" as of his or her termination date. The number of shares that will be earned for a retirement-eligible employee is equal to the amount calculated using the Company's actual performance metrics for the entire performance period, even if that employee retires prior to the completion of the performance period.

In connection with our granting of PSU awards, we recognized expense and tax benefit offsets as follows:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Total employee PSU award expense	$ 5,986	$ 3,563	$ 2,565
Tax benefit associated with total employee PSU award expense	137	-	-

The following table summarizes PSU activity during the years ended December 31, 2025, 2024, and 2023.

	Shares	Weighted-average measurement-date fair value per share
	(Shares in thousands)	
Unvested employee PSUs, December 31, 2022 [1]	74	$ 130.97
Granted	17	185.24
Forfeited	-	-
Performance Adjustment	(5)	121.42
Vested	(21)	121.42
Unvested employee PSUs, December 31, 2023 [1]	65	148.94
Granted	15	244.89
Forfeited	-	-
Performance Adjustment	(6)	143.04
Vested	(15)	143.04
Unvested employee PSUs, December 31, 2024 [1]	59	175.70
Granted	12	284.14
Forfeited	-	-
Performance Adjustment	2	130.30
Vested	(29)	130.30
Unvested employee PSUs, December 31, 2025 [1]	44	232.87

[1] The 2023 PSU awards outstanding were based on the actual performance for the 2023 to 2025 performance period. As a result of the performance achieved during the performance period, recipients received an aggregate of 25,451 shares of common stock on the vesting date of March 1, 2026, reflecting a payout rate of 148.5%. The 2024 PSU awards outstanding are based on target. Depending upon the performance achieved during the performance period, recipients may receive between 0 and 22,508 shares of common stock. The 2025 PSU awards outstanding are based on target. Depending upon the performance achieved during the performance period, recipients may receive between 0 and 18,606 shares of common stock.

As of December 31, 2025 the Company had $0.7 million of unrecognized compensation related to PSU awards.

Stock Options. From 2013 to 2016, the Company issued stock options to certain of its executive officers under the OIP as part of their annual equity compensation. Stock options were granted with an exercise price equal to the fair market value of our common stock on the grant date, and they would expire 10 years from the date of grant. These options had time-based restrictions with equal and annual graded vesting over a three-year period. We did not issue any stock options and we did not have any compensation expense or related tax benefits for stock option awards during the years ended December 31, 2025, 2024 or 2023. All remaining stock options representing approximately 60,000 shares were exercised with a weighted average exercise price of $44.62 during the year ended December 31, 2023. The intrinsic value of the options exercised during the year ended December 31, 2023 was $8.6 million, and the value of issued shares withheld to satisfy option exercise price was $2.7 million.

Non-Employee Share-Based Compensation. Non-employee share-based transactions relate to the granting of RSUs to members of the independent sales force ("agent equity awards"). Agent equity awards are generally granted as a part of quarterly contests for successful life insurance policy acquisitions and for sales of investment and savings products for which the grant and the service period occur within the same quarterly reporting period.

The following table summarizes non-employee RSU activity during the years ended December 31, 2025, 2024, and 2023:

	Shares	Weighted-average measurement-date fair value per share
	(Shares in thousands)	
Unvested non-employee RSUs, December 31, 2022	32	$ 141.60
Granted	79	189.64
Vested	(86)	167.07
Unvested non-employee RSUs, December 31, 2023	25	205.67
Granted	59	255.05
Vested	(68)	232.49
Unvested non-employee RSUs, December 31, 2024	16	271.72
Granted	42	272.75
Vested	(45)	275.49
Unvested non-employee RSUs, December 31, 2025	13	262.16

Agent equity awards are measured using the fair market value at the grant date and vest during the service period, which generally occur within the same quarterly reporting period.

To the extent that these awards are an incremental direct cost of successful acquisitions of life insurance policies that result directly from and are essential to the policy acquisition(s) and would not have been incurred had the policy acquisition(s) not occurred, we defer and amortize the fair value of the awards in the same manner as other deferred policy acquisition costs. All agent equity awards that are not directly related to the acquisition of life insurance policies are recognized as expense in the quarter earned.

Details on the granting and valuation of these awards were as follows:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Quarterly incentive awards expense recognized currently	$ 4,642	$ 4,778	$ 4,492
Quarterly incentive awards expense deferred	8,485	10,334	10,546
Tax benefit associated with incentive awards	2,487	2,939	2,965

As of December 31, 2025, all agent equity awards were fully vested with the exception of approximately 13,354 shares that vested on January 1, 2026.

The following table summarizes non-cash share-based compensation expense by segment included in income from continuing operations:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Term Life Insurance segment	$ 3,224	$ 4,974	$ 4,285
Investment and Savings Products segment	3,333	3,171	2,927
Corporate and Other Distributed Products segment	18,043	15,390	11,031
Total non-cash share-based compensation expense	$ 24,600	$ 23,535	$ 18,243

(17) Statutory Accounting and Dividend Restrictions

U.S. Insurance Subsidiaries. Our two underwriting U.S. insurance subsidiaries are Primerica Life and NBLIC. Primerica Life wholly owns Vidalia Re and ceded certain level-premium term life insurance policies to Vidalia Re through the Vidalia Re Coinsurance Agreement.

Our U.S. insurance subsidiaries are required to report their results of operations and financial position to state authorities on the basis of statutory accounting practices prescribed or permitted by such authorities and the National Association of Insurance Commissioners ("NAIC"), which is a comprehensive basis of accounting other than U.S. GAAP. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company's principal life insurance company, Primerica Life, prepares its statutory financial statements on the basis of accounting practices prescribed or permitted by the NAIC and the Tennessee Department of Commerce and Insurance ("Tennessee DOCI") and includes the statutory financial statements of its wholly owned insurance subsidiaries, NBLIC and Vidalia Re. NBLIC's statutory financial statements are prepared on the basis of accounting practices prescribed or permitted by the NAIC or the New York State Department of Financial Services, while the statutory financial statements of Vidalia Re are prepared on the basis of accounting practices prescribed or permitted by the NAIC and the Vermont Department of Financial Regulation. Our U.S. insurance subsidiaries' ability to pay dividends to their parent is subject to and limited by the various laws and regulations of their respective states. There are no regulatory restrictions on the ability of the Parent Company to pay dividends (other than limitations under the Delaware General Corporation Law that provide that dividends on common stock shall be declared by the Board out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding prior fiscal year).

Primerica Life's statutory ordinary dividend capacity is based on the greater of: (1) the previous year's statutory net gain from operations (excluding pro rata distributions of any class of the insurer's own securities) or (2) 10% of the previous year-end statutory surplus (net of capital stock). Dividends that, together with the amount of other distributions or dividends made within the preceding 12 months, exceed this statutory limitation are referred to as extraordinary dividends and require advance notice to the Tennessee DOCI, and are subject to potential disapproval. Dividends paid from other than statutory unassigned surplus require approval of the commissioner of the Tennessee DOCI.

Primerica Life's statutory capital and surplus as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
	(In thousands)	
Statutory capital and surplus	$ 807,990	$ 763,694

Primerica Life's statutory net gain from operations was $362.0 million, $271.8 million, and $290.3 million for 2025, 2024, and 2023, respectively. Primerica Life made no pro rata distributions of any class of its own securities during 2025. During 2025, Primerica Life paid ordinary dividends of $271.7 million to the Parent Company. As of January 1, 2026, the amount of dividends Primerica Life could pay from statutory unassigned surplus without prior approval of the commissioner of the Tennessee DOCI was $310.3 million, which is limited by the amount of statutory unassigned surplus on that date.

Canadian Insurance Subsidiary. Primerica Life Canada is incorporated under the provisions of the Canada Business Corporations Act and is a domiciled Canadian Company subject to regulation under the Insurance Companies Act (Canada) by the Office of the Superintendent of Financial Institutions in Canada ("OSFI") and by Provincial Superintendents of Financial Institutions/Insurance in those provinces in which Primerica Life Canada is licensed. The statutory financial statements of Primerica Life Canada reported to OSFI are prepared in accordance with International Financial Reporting Standards.

Primerica Life Canada's capacity to pay ordinary dividends to its parent is limited by OSFI regulations to the extent that its capital exceeds internal capital targets. OSFI requires companies to set internal target levels of capital sufficient to provide for all the risks of the insurer, including risks specified in OSFI's capital guidelines. As of December 31, 2025 and 2024, Primerica Life Canada's statutory capital and surplus satisfied regulatory requirements and was $903.3 million and $696.2 million, respectively.

In Canada, dividends can typically be paid subject to the paying insurance company continuing to have adequate capital and forms of liquidity as defined by OSFI following the dividend payment and upon 15 days minimum notice to OSFI. Primerica Life Canada's dividend capacity at January 1, 2026 was estimated to be $215.7 million, which was calculated based on satisfying the Company's internal capital targets. During 2025, Primerica Life Canada paid ordinary dividends of $45.3 million to its parent company.

(18) Commitments and Contingent Liabilities

The Company is involved from time-to-time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters unless otherwise indicated.

(19) Benefit Plans

We sponsor defined contribution plans for the benefit of our employees. The expense associated with these plans was approximately $12.8 million, $12.0 million, and $11.1 million in 2025, 2024, and 2023, respectively.

(20) Revenue from Contracts with Customers

Our revenues from contracts with customers primarily include:

- Commissions and fees earned for the marketing and distribution of investment and savings products managed and/or underwritten by mutual fund companies, annuity providers, and other asset managers. For purposes of revenue recognition, mutual fund companies, annuity providers, and other asset managers are considered the customers in marketing and distribution arrangements;
- Fees earned for investment advisory and administrative services within our managed investments program and shareholder service fees earned in Canada for mutual funds for which we serve as principal distributor;
- Account-based fees for transfer agent recordkeeping functions and non-bank custodial services;
- Fees associated with mortgage distribution and the distribution of other third-party financial products; and
- Other revenue from the sale of miscellaneous products and services including monthly subscription fees from the independent sales representatives for access to POL, our primary independent sales force support tool.

Premiums from insurance contracts we underwrite, fees received from segregated funds insurance contracts we underwrite, and income earned on our invested assets are excluded from the definition of revenues from contracts with customers in accordance with U.S. GAAP.

The disaggregation of our revenues from contracts with customers were as follows:

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Term Life Insurance segment revenues:			
Other, net	$ 48,122	$ 52,306	$ 48,286
Total segment revenues from contracts with customers	48,122	52,306	48,286
Revenues from sources other than contracts with customers	1,771,687	1,715,934	1,644,756
Total Term Life Insurance segment revenues	$ 1,819,809	$ 1,768,240	$ 1,693,042
Investment and Savings Products segment revenues:			
Commissions and fees:			
Sales-based revenues	$ 477,146	$ 394,432	$ 296,617
Asset-based revenues	607,617	498,948	408,327
Account-based revenues	97,355	95,272	93,189
Other, net	13,288	13,483	12,504
Total segment revenues from contracts with customers	1,195,406	1,002,135	810,637
Revenues from sources other than contracts with customers (segregated funds)	52,826	54,607	54,628
Total Investment and Savings Products segment revenues	$ 1,248,232	$ 1,056,742	$ 865,265
Corporate and Other Distributed Products segment revenues:			
Commissions and fees	$ 40,920	$ 39,630	$ 40,092
Other, net	4,200	3,557	4,609
Total segment revenues from contracts with customers	45,120	43,187	44,701
Revenues from sources other than contracts with customers	178,552	220,974	145,499
Total Corporate and Other Distributed Products segment revenues	$ 223,672	$ 264,161	$ 190,200

We recognize revenue upon the satisfaction of the related performance obligation, unless the transaction price includes variable consideration that is constrained; in such case, we recognize revenue when the uncertainty associated with the constrained amount is subsequently resolved. Variable consideration is not treated as constrained to the extent it is probable that no significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is resolved. We have no material obligations for refunds of commission and fees on contracts with customers subsequent to completion of our performance obligation.

Investment and Savings Products Marketing and Distribution Services. We receive commissions and fees from mutual fund companies, annuity providers, and other asset managers for the marketing and distribution by the licensed independent sales representatives of investment and savings products managed and/or underwritten by such companies and providers. We recognize the sales-based marketing and distribution revenue received from such companies and providers at the point in time our performance obligation to them is satisfied, which is the trade date. The sales-based commissions from such companies and providers are known and are due at the same time our performance obligation to such companies and providers is satisfied. We also receive ongoing asset-based commissions from such companies and providers each reporting period based on client asset values. We do not recognize revenue for asset-based marketing and distribution commissions until the end of each subsequent reporting period when the amount becomes known and due from such companies or providers as this revenue represents variable consideration that is fully constrained at the point in time our distinct performance obligation to such companies and providers is satisfied. We consider variable consideration in the form of asset-based marketing and distribution commissions to be fully constrained as the amounts we will be entitled to collect are highly uncertain and susceptible to factors outside of our control. Such factors include the market values of assets under management and the length of time investors hold their accounts. Asset-based marketing and distribution commissions recognized during the current period are almost exclusively attributable to distinct performance obligations satisfied to such fund companies and providers in previous periods.

Investment Advisory and Administrative Services. We provide investment advisory and administrative services over time to investors in the managed investments program we offer. We recognize revenue as our performance obligation is satisfied over time for daily investment advisory and administrative services that are substantially the same and have the same pattern of delivery. Fees for these services, which are based on a percentage of client assets in the managed investments program, become known and are charged to investors during the same reporting period in which the daily investment advisory and administrative services are performed.

Shareholder Services. We provide shareholder services over time to investors in the mutual funds in which we serve as the principal distributor in Canada. We recognize revenue as our performance obligation is satisfied over time for shareholder services that are substantially the same and have the same pattern of delivery. Fees for these services, which are based on a percentage of client assets in the mutual funds, become known and are charged to investors during the same reporting period in which the shareholder services are performed.

Account-based Services. We provide distinct transfer agent recordkeeping services for certain mutual funds we distribute and non-bank custodial services to investors purchasing investment products we distribute through qualified retirement accounts in the United States. Fees charged for these account-based services consist primarily of a stated fee for each investment position or each qualified retirement account. Generally, our performance obligation for each account-based service arrangement is satisfied over time and is substantially the same with the same pattern of delivery. We recognize revenue to which we are entitled for each investment position or each qualified account over time based on the time-based pro-rata amount earned each reporting period.

Distribution of Other Third-party Financial Products. We distribute various other financial products on behalf of third parties to consumers. We receive up-front commissions and/or renewal commissions from product providers for sales of other financial product sales we have arranged. We recognize revenue at the point in time our performance obligation to product providers is satisfied, which is generally on the date the financial product is purchased by the consumer from the product provider. For certain financial products, most notably prepaid legal subscriptions and auto and homeowners' insurance referrals, we receive ongoing renewal commissions that coincide with recurring payments received by product providers from active subscribers or policyholders. Ongoing renewal commissions represent variable consideration that will not be resolved until after the reporting period in which our performance obligation has been satisfied. We estimate variable consideration in the transaction price for these financial products (with the exception of miscellaneous products for which we expect nominal ongoing commissions) as the expected amount of commissions to be received over the life of the subscription or referred policy and apply a constraint so that it is probable that a subsequent change in estimate will not result in a significant revenue reversal. Management judgment primarily is required to determine the average life of a subscription or referred policy, which we establish based on historical information. We recognize variable consideration in excess of the amount constrained in subsequent reporting periods when the uncertainty is resolved and the excess amounts are due from the product providers.

Revenue for Other Services. We recognize revenue from the sale of other miscellaneous products and services, including monthly subscription fees from the independent sales representatives for access to POL, upon the transfer of the promised product or service. For POL subscriptions, we satisfy our performance obligation by providing subscribers access to the promised services over time during each monthly subscription period. Revenue recognized from the sale of other miscellaneous products and services becomes known and charged at the same time we satisfy the corresponding performance obligation.

Renewal Commissions Receivable. For revenue associated with ongoing renewal commissions in the Corporate and Other Distributed Products segment, we record a renewal commission receivable contract asset for the amount of ongoing renewal commissions we anticipate collecting in reporting periods subsequent to the satisfaction of the performance obligation, less amounts that are constrained in Other assets in the accompanying consolidated balance sheets. The renewal commissions receivable is reduced for commissions that are billed and become due receivables from product providers during the reporting period.

Activity in the renewal commissions receivable account was as follows:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Balance, beginning of period	$ 58,079	$ 61,372	$ 60,644
Commissions revenue	21,069	21,955	25,188
Less: collections	(24,827)	(25,248)	(24,460)
Balance, at the end of period	$ 54,321	$ 58,079	$ 61,372

Incremental costs to obtain or fulfill contracts, most notably sales commissions to the independent sales representatives, are not incurred prior to the recognition of the related revenue. Therefore, we have no assets recognized for incremental costs to obtain or fulfill contracts.

(21) Leases

We have operating leases for office space and other real estate and finance leases of office equipment. In aggregate, our leases have remaining lease terms of less than 1 year to 10 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 2 years, exercisable at the Company's discretion. Operating lease right-of-use assets and operating lease liabilities are presented separately in our consolidated balance sheets. As of December 31, 2025 and December 31, 2024, finance lease right-of-use assets of $1.0 million and $1.0 million, respectively, and finance lease liabilities of $1.0 million and $1.0 million, respectively, were recorded within Other assets and Other liabilities within our consolidated balance sheets. The Company determines its lease liabilities, which are measured at the present value of future lease payments, using the Company's incremental secured borrowing rate at the lease commencement date that is commensurate with the term of the underlying lease or the rate implicit in the lease if readily determinable.

The components of lease expense were as follows:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Operating lease cost			
Operating lease cost	$ 7,171	$ 7,463	$ 7,548
Variable lease cost (includes taxes, common area maintenance and insurance)	836	969	866
Finance lease cost			
Depreciation of finance lease assets	274	263	258
Interest on lease liabilities	47	38	37
Total lease cost	$ 8,328	$ 8,733	$ 8,709

Other information related to leases was as follows:

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Supplemental Cash Flows Information			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows used in operating leases [1]	$ 8,145	$ 6,294	$ 5,609
Operating cash flows used in finance leases [1]	47	37	37
Financing cash flows used in finance leases	262	256	265

[1] Included in change in other operating assets and liabilities, net in the accompanying consolidated statements of cash flows.

	December 31, 2025	December 31, 2024
Weighted Average Remaining Lease Term		
Operating leases	9 years	10 years
Finance leases	4 years	4 years
Weighted Average Discount Rate		
Operating leases	4.9%	4.9%
Finance leases	5.3%	4.9%

Future minimum lease payments under non-cancellable leases were as follows:

	Operating Leases		Finance Leases	
Year Ended December 31,	*(In thousands)*			
2026	$	7,408	$	283
2027		7,298		281
2028		5,183		281
2029		4,584		194
2030		6,979		71
Thereafter		31,083		-
Total minimum rental commitments for operating leases		62,535		1,110
Less imputed interest		12,970		109
Total lease liabilities	$	49,565	$	1,001

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in, or disagreements with, accountants on accounting and financial disclosure matters during the years ended December 31, 2025 and 2024.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent auditor, KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting. This attestation report appears below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Primerica, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Primerica, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules I, II, III, and IV (collectively, the consolidated financial statements), and our report dated February 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Atlanta, Georgia
February 27, 2026

ITEM 9B. OTHER INFORMATION.

Trading Plans

During the quarter ended December 31, 2025, none of our directors or executive officers adopted, modified or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K, except the following:

- On December 9, 2025, Peter Schneider, the Company's President, adopted a Rule 10b5-1 trading arrangement that provides for the sale of an aggregate of up to 7,200 shares of the Company's common stock between March 10, 2026 and November 23, 2026.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

Pursuant to General Instruction G to Form 10-K and as described below, portions of Items 10 through 14 of this report are incorporated by reference from the Company's definitive Proxy Statement relating to the Company's 2026 Annual Meeting of Stockholders to be held on May 21, 2026 (the "Proxy Statement"), which will be filed with the SEC within 120 days of December 31, 2025, pursuant to Regulation 14A under the Exchange Act. The Report of the Audit Committee of our Board of Directors and the Report of the Compensation Committee of our Board of Directors to be included in the Proxy Statement shall be deemed to be furnished in this report and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, as a result of such furnishing.

Our website address is *www.primerica.com*. You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports from the investors section of our website. These reports are available on our website as soon as reasonably practicable after we electronically file them with the SEC. These reports should also be available through the SEC's website at *www.sec.gov*.

We have adopted Corporate Governance Guidelines. Our Corporate Governance Guidelines and the charters of our Board committees are available in the corporate governance subsection of the investor relations section of our website, *www.primerica.com,* and are also available in print upon written request to the Corporate Secretary, Primerica, Inc., 1 Primerica Parkway, Duluth, GA 30099.

Item 10. Directors, Executive Officers and Corporate Governance.

For a list of executive officers, see "Part I, Item X. Information About Our Executive Officers and Certain Significant Employees", included elsewhere in this report.

We have adopted a written Code of Conduct that applies to directors, officers and employees, including a separate code that applies to only our principal executive officers and senior financial officers in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder. Our Code of Conduct is available in the corporate governance subsection of the investor relations section of our website, *www.primerica.com,* and is available in print upon written request to the Corporate Secretary, Primerica, Inc., 1 Primerica Parkway, Duluth, GA 30099. In the event that we make changes in, or provide waivers from, the provisions of our Code of Conduct that the SEC requires us to disclose, we will disclose these events in the corporate governance section of our website.

We have also adopted an Insider Trading Policy that governs the purchase, sale and/or other dispositions of our securities by our directors, officers and employees, and the Company itself, and that is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as the exchange listing standards applicable to us. In addition, our Insider Trading Policy expressly bans ownership by all employees and directors of financial instruments or participation in investment strategies that hedge the economic risk of owning our common stock. We also prohibit officers and directors from pledging the Company's securities as collateral for loans. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Except for the information above and the information set forth in "Part I, Item X. Information About Our Executive Officers and Certain Significant Employees", the information required by this item will be contained under the following headings in the Proxy Statement and is incorporated herein by reference:
- Matters to be Voted on — Proposal 1: Election of Directors;
- Governance — Director Independence;
- Governance — Sustainability Matters — Upholding Strong Governance — Integrity at Work;
- Board of Directors — Board Members;
- Board of Directors — Directors Qualifications;

- Board of Directors — Board Committees;
- Stock Ownership — Delinquent Section 16(a) Reports;
- Executive Compensation — Employment Agreements;
- Audit Matters — Audit Committee Report; and
- Related Party Transactions.

Item 11. Executive Compensation.

The information required by this item will be contained under the following headings in the Proxy Statement and is incorporated herein by reference:

- Board of Directors — Board Committees — Compensation Committee;
- Board of Directors — Director Compensation; and
- Executive Compensation (excluding the information under the subheading Pay Versus Performance (PVP)).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized for Issuance Under Equity Compensation Plans

We have two compensation plans under which our equity securities are authorized for issuance. The Primerica, Inc. 2020 Omnibus Incentive Plan was approved by our stockholders in May 2020. The Primerica, Inc. Stock Purchase Plan for Agents and Employees was approved by our sole stockholder in March 2010. The following table sets forth certain information relating to these equity compensation plans at December 31, 2025.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by stockholders:			
Primerica, Inc. Second Amended and Restated 2020 Omnibus Incentive Plan	154,368 [1]	$ — [2]	1,002,705 [3]
Primerica, Inc. Stock Purchase Plan for Agents and Employees	—	—	1,580,596 [4]
Total	154,368	$ —	2,583,301
Equity compensation plans not approved by stockholders	n/a	n/a	n/a

[1] Consists of 109,820 shares of our common stock to be issued in connection with unvested restricted stock units. Also includes 44,548 shares of our common stock to be issued to certain executive officers in connection with outstanding performance-based stock units if the Company achieves the targeted level of performance specified in the award agreement over a three-year period. Based on the actual return on adjusted equity and earnings per share growth (if applicable) achieved within the three-year performance period ended December 31, 2025, recipients of the 2023 performance-based stock unit awards will receive 25,451 shares of our common stock compared with the targeted 17,139 shares on the vesting date of March 1, 2026. See Note 14 (Stockholders' Equity) and Note 16 (Share-Based Transactions) to our consolidated financial statements included elsewhere in this report for more information on the equity awards outstanding.

[2] At December 31, 2025, there were no outstanding stock options under our equity compensation plans.

[3] The number of shares of our common stock available for future issuance is 2,442,102 less the cumulative number of awards granted under the plan plus the cumulative number of awards canceled under the plan.

[4] Represents shares of our common stock, which have already been issued and are outstanding, available to be purchased by employees and agents under the plan. The number of outstanding shares of our common stock available to be purchased is 2,500,000 less the cumulative number of outstanding shares purchased to date under the plan.

Other information required by this item will be contained under the following headings in the Proxy Statement and is incorporated
herein by reference:

- Stock Ownership — Directors and Executive Officers; and
- Stock Ownership — Principal Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be contained under the following headings in the Proxy Statement and is incorporated herein by reference:

- Introductory paragraph to Governance;
- Governance — Director Independence;
- Board of Directors — Board Committees; and
- Related Party Transactions.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be contained under the following headings in the Proxy Statement and is incorporated herein by reference:

- Matters to be Voted on — Proposal 3: Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm;
- Board of Directors — Board Committees — Audit Committee; and
- Audit Matters — Fees and Services of KPMG.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) 1. <u>FINANCIAL STATEMENTS</u>

Included in Part II, Item 8, of this report:

Primerica, Inc.:

2. <u>FINANCIAL STATEMENT SCHEDULES</u>

Included in Part IV of this report:

3. <u>EXHIBIT INDEX –</u>

An "Exhibit Index" has been filed as part of this report beginning on the following page and is incorporated herein by reference.

Schedules other than those listed above are omitted because they are not required, are not material, are not applicable, or the required information is shown in the financial statements or notes thereto.

(b) Exhibit Index.

The agreements included as exhibits to this report are included to provide information regarding the terms of these agreements and are not intended to provide any other factual or disclosure information about the Company or its subsidiaries, our business or the other parties to these agreements. These agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to our investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time, and should not be relied upon by investors.

Exhibit Number	Description	Reference
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	Incorporated by reference to Exhibit 3.1 to Primerica's Current Report on Form 8-K filed May 24, 2013 (Commission File No. 001-34680).
3.2	Fourth Amended and Restated By-laws of Primerica, Inc.	Filed with the Securities and Exchange Commission as part of this Annual Report.
4.1	Indenture, dated July 16, 2012, between the Registrant and Computershare Trust Company N.A., as successor to Wells Fargo Bank, National Association, as trustee.	Incorporated by reference to Exhibit 4.1 to Primerica's Current Report on Form 8-K filed July 16, 2012 (Commission File No. 001-34680).
4.2	First Supplemental Indenture, dated July 16, 2012, between the Registrant and Computershare Trust Company N.A., as successor to Wells Fargo Bank, National Association, as trustee.	Incorporated by reference to Exhibit 4.2 to Primerica's Current Report on Form 8-K filed November 19, 2021 (Commission File No. 001-34680).
4.3	Second Supplemental Indenture, dated as of November 19, 2021, between the Registrant and Computershare Trust Company N.A., as successor to Wells Fargo Bank, National Association, as trustee.	Incorporated by reference to Exhibit 4.2 to Primerica's Current Report on Form 8-K filed November 19, 2021 (Commission File No. 001-34680).
4.4	Form of 2.800% Senior Notes due 2031 (No. R-1).	Incorporated by reference to Exhibit 4.3 to Primerica's Current Report on Form 8-K filed November 19, 2021 (Commission File No. 001-34680).
4.5	Form of 2.800% Senior Notes due 2031 (No. R-2).	Incorporated by reference to Exhibit 4.4 to Primerica's Current Report on Form 8-K filed November 19, 2021 (Commission File No. 001-34680).
4.6	Description of Registrant's Securities.	Filed with the Securities and Exchange Commission as part of this Annual Report.
10.1	Amended and Restated Credit Agreement, dated as of June 22, 2021 between the Registrant, the Lenders referred to therein, and Wells Fargo Bank, National Association.	Incorporated by reference to Exhibit 10.1 to Primerica's Current Report on Form 8-K filed June 24, 2021 (Commission File No. 001-34680).
10.2	Assignment, Transfer and Novation Agreement dated as of June 23, 2022 between Primerica Life Insurance Company, Pecan Re and Swiss Re Life and Health America Inc.	Incorporated by reference to Exhibit 10.1 to Primerica's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (Commission File No. 001-34680).
10.3	Second Amended and Restated 80% Coinsurance Agreement dated as of June 23, 2022 between Primerica Life Insurance Company and Swiss Re Life and Health America Inc.	Incorporated by reference to Exhibit 10.2 to Primerica's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (Commission File No. 001-34680).
10.4	Reinsurance Trust Agreement dated as of June 23, 2022 between Swiss Re Life and Health America Inc., as Grantor, and Primerica Life Insurance Company, as Beneficiary, and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 10.3 to Primerica's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (Commission File No. 001-34680).
10.5	90% Coinsurance Agreement dated March 31, 2010 by and between National Benefit Life Insurance Company and American Health and Life Insurance Company.	Incorporated by reference to Exhibit 10.11 to Primerica's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (Commission File No. 001-34680).
10.6	Reinsurance Trust Agreement dated November 23, 2020 among National Benefit Life Insurance Company, American Health and Life Insurance Company, and JP Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.15 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 001-34680).

10.7	Coinsurance Agreement dated March 31, 2010 by and between Primerica Life Insurance Company of Canada and Financial Reassurance Company 2010, Ltd. (currently known as Munich Re Life Insurance Company of Vermont).	Incorporated by reference to Exhibit 10.13 to Primerica's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (Commission File No. 001-34680).
10.8	Coinsurance Amending Agreement dated as of December 31, 2011 among Primerica Life Insurance Company of Canada and Financial Reassurance Company 2010, Ltd. (currently known as Munich Re Life Insurance Company of Vermont).	Incorporated by reference to Exhibit 10.19 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2016 (Commission File No. 001-34680).
10.9	Coinsurance Amending Agreement dated as of October 20, 2016 among Primerica Life Insurance Company of Canada, Munich Re Life Insurance Company of Vermont (formerly known as Financial Reassurance Company 2010, Ltd.) and Munich-American Holding Corporation.	Incorporated by reference to Exhibit 10.20 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2016 (Commission File No. 001-34680).
10.10	Coinsurance Agreement Novation Amendment dated as of December 15, 2016 among Primerica Life Insurance Company of Canada, Munich Re Life Insurance Company of Vermont and Munich Re of Malta P.L.C.	Incorporated by reference to Exhibit 10.19 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2019 (Commission File No. 001-34680).
10.11	Coinsurance Amending Agreement dated as of January 1, 2018 among Primerica Life Insurance Company of Canada and Munich Re of Malta P.L.C.	Incorporated by reference to Exhibit 10.20 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2019 (Commission File No. 001-34680).
10.12	Monitoring and Reporting Agreement dated as of March 31, 2016 by and among Primerica Life Insurance Company and Pecan Re Inc.	Incorporated by reference to Exhibit 10.21 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2016 (Commission File No. 001-34680).
10.13*	Primerica, Inc. Stock Purchase Plan for Agents and Employees.	Incorporated by reference to Exhibit 10.45 to Primerica's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (Commission File No. 001-34680).
10.14*	Primerica, Inc. 2020 Omnibus Incentive Plan.	Incorporated by reference to Exhibit 10.1 to Primerica's Registration Statement on Form S-8 filed (Commission File No. 333-238268)
10.15*	Form of Primerica, Inc. Performance Stock Unit Award Agreement under the Primerica, Inc. 2020 Omnibus Incentive Plan (2023 awards).	Incorporated by reference to Exhibit 10.27 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 28, 2024 (Commission File No. 001-34680).
10.16*	Form of Primerica, Inc. Performance Stock Award Agreement under the Primerica, Inc. 2020 Omnibus Incentive Plan (2024 awards).	Incorporated by reference to Exhibit 10.27 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 28, 2025 (Commission File No. 001-34680).
10.17*	Form of Primerica, Inc. Performance Stock Award Agreement under the Primerica, Inc. 2020 Omnibus Incentive Plan (2025 awards).	Filed with the Securities and Exchange Commission as part of this Annual Report.
10.18*	Form of Executive Team Restricted Stock Unit Award Agreement under the Primerica, Inc. 2020 Omnibus Incentive Plan (2023 Executive Officer awards).	Incorporated by reference to Exhibit 10.30 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 28, 2024 (Commission File No. 001-34680).

10.19*	Form of Executive Team Restricted Stock Unit Award Agreement under the Primerica, Inc. 2020 Omnibus Incentive Plan (2024 Executive Officer awards).	Incorporated by reference to Exhibit 10.30 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 28, 2025 (Commission File No. 001-34680).
10.20*	Form of Leadership Team Restricted Stock Unit Award Agreement under the Primerica, Inc. 2020 Omnibus Incentive Plan (2025 Executive Officer awards).	Filed with the Securities and Exchange Commission as part of this Annual Report.
10.21*	Restricted Stock Unit Award Agreement, dated as of October 16, 2023, between Primerica, Inc. and Ms. Tracy X. Tan.	Incorporated by reference to Exhibit 10.2 to Primerica's Current Report on Form 8-K filed on September 14, 2023 (Commission File No. 001-34680).
10.22*	Restricted Stock Unit Award Agreement, dated as of December 12, 2024, between Primerica, Inc. and Mr. Glenn J. Williams.	Incorporated by reference to Exhibit 10.32 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 28, 2025 (Commission File No. 001-34680).
10.23*	Form of Director Restricted Stock Unit Award Agreement under the Primerica, Inc. 2020 Omnibus Incentive Plan (2025 awards).	Filed with the Securities and Exchange Commission as part of this Annual Report.
10.24*	Form of Indemnification Agreement for Directors and Officers.	Incorporated by reference to Exhibit 10.48 to Primerica's Registration Statement on Form S-1 (File No. 333-162918).
10.25*	Amended and Restated Employment Agreement, dated as of January 2, 2015, between the Registrant and Mr. Glenn J. Williams.	Incorporated by reference to Exhibit 99.4 to Primerica's Current Report on Form 8-K filed January 5, 2015 (Commission File No. 001-34680).
10.26*	Amended and Restated Employment Agreement, dated as of January 2, 2015, between the Registrant and Mr. Peter W. Schneider.	Incorporated by reference to Exhibit 99.5 to Primerica's Current Report on Form 8-K filed January 5, 2015 (Commission File No. 001-34680).
10.27*	Amendment dated as of November 17, 2015 to the Amended and Restated Employment Agreement, dated as of January 2, 2015, between the Registrant and Mr. Peter W. Schneider.	Incorporated by reference to Exhibit 10.30 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2015 (Commission File No. 001-34680).
10.28*	Employment Agreement, dated as of September 13, 2023, between Primerica, Inc. and Ms. Tracy X. Tan.	Incorporated by reference to Exhibit 10.1 to Primerica's Current Report on Form 8-K filed on September 14, 2023 (Commission File No. 001-34680).
10.29*	Nonemployee Directors' Deferred Compensation Plan, effective as of January 1, 2011, adopted on November 10, 2010.	Incorporated by reference to Exhibit 10.31 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2010 (Commission File No. 001-34680).
19.1	Primerica, Inc. Insider Trading Policy.	Incorporated by reference to Exhibit 19.1 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 28, 2025 (Commission File No. 001-34680).
21.1	Subsidiaries of the Registrant.	Filed with the Securities and Exchange Commission as part of this Annual Report.
23.1	Consent of KPMG LLP.	Filed with the Securities and Exchange Commission as part of this Annual Report.

31.1	Rule 13a-14(a)/15d-14(a) Certification, executed by Glenn J. Williams, Chief Executive Officer.	Filed with the Securities and Exchange Commission as part of this Annual Report.
31.2	Rule 13a-14(a)/15d-14(a) Certification, executed by Tracy X. Tan, Executive Vice President and Chief Financial Officer.	Filed with the Securities and Exchange Commission as part of this Annual Report.
32.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), executed by Glenn J. Williams, Chief Executive Officer, and Tracy X. Tan, Executive Vice President and Chief Financial Officer.	Filed with the Securities and Exchange Commission as part of this Annual Report.
97.1	Primerica, Inc. Incentive Compensation Recovery Policy.	Incorporated by reference to Exhibit 97.1 to Primerica's Annual Report on Form 10-K for the year ended December 31, 2023 (Commission File No. 001-34680).
101.INS	Inline XBRL Instance Document	The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).	

* Identifies a management contract or compensatory plan or arrangement.

(c) Financial Statement Schedules.


Schedule I
Consolidated Summary of Investments — Other Than Investments in Related Parties
PRIMERICA, INC.


Type of Investment	December 31, 2025		
	Cost	Fair value	Amount at which shown in the balance sheet
		(In thousands)	
Fixed maturities:			
Bonds [1]:			
United States government and government agencies and authorities	$ 162,796	$ 161,814	$ 161,814
States, municipalities, and political subdivisions	136,996	126,932	126,932
Foreign governments	173,732	169,033	169,033
Public utilities	395,137	386,671	386,671
All other corporate bonds [1]	3,693,972	3,582,695	3,605,028
Certificates of deposit	201	201	201
Redeemable preferred stocks	4,248	3,748	3,748
Total fixed maturities	4,567,082	4,431,094	4,453,427
Equity securities:			
Common stocks:			
Public utilities	6,469	10,512	10,512
Banks, trusts and insurance companies	6,667	7,581	7,581
Industrial, miscellaneous and all other	3,011	4,866	4,866
Nonredeemable preferred stocks	4,354	3,474	3,474
Total equity securities	20,501	26,433	26,433
Policy loans and other invested assets	56,233	56,233	56,233
Total investments	$ 4,643,816	$ 4,513,760	$ 4,536,093

[1] The amount shown on the consolidated balance sheet does not match the amortized cost or cost or fair value for "All other corporate bonds" due to our held-to-maturity security, which is carried at cost on the consolidated balance sheet and all other fixed maturities are carried at fair value.

See the report of independent registered public accounting firm.

Schedule II
Condensed Financial Information of Registrant
PRIMERICA, INC. (Parent Only)
Condensed Balance Sheets

	December 31,	
	2025	**2024**
	(In thousands)	
Assets		
Investments:		
Fixed-maturity securities available-for-sale, at fair value (amortized cost: $167,384 in 2025 and $142,939 in 2024)	$ 166,110	$ 140,336
Other investments	-	191
Total investments	166,110	140,527
Cash and cash equivalents	355,011	356,257
Due from affiliates*	4,555	5,224
Other receivables	1,800	1,706
Income tax receivable*	124,470	-
Deferred income taxes	11,446	36,350
Investment in subsidiaries*	2,559,361	2,343,805
Other assets	854	807
Total assets	$ 3,223,607	$ 2,884,676
Liabilities and Stockholders' Equity		
Liabilities:		
Note payable	$ 595,315	$ 594,512
Loan from affiliate*	70,000	-
Income tax payable	93,000	21,361
Deferred income taxes	8,410	-
Due to affiliates*	1,555	-
Interest payable	1,913	1,913
Other liabilities	7,512	7,849
Commitments and contingent liabilities (see Note G)		
Total liabilities	777,705	625,635
Stockholders' Equity		
Equity attributable to Primerica, Inc.:		
Common stock ($0.01 par value; authorized 500,000 in 2025 and 2024; issued and outstanding 31,810 shares in 2025 and 33,368 shares in 2024)	318	334
Paid-in capital	-	-
Retained earnings	2,416,149	2,231,483
Accumulated other comprehensive income (loss), net of income tax	29,435	27,224
Total stockholders' equity	2,445,902	2,259,041
Total liabilities and stockholders' equity	$ 3,223,607	$ 2,884,676

* Eliminated in consolidation.

See the accompanying notes to condensed financial statements.
See the report of independent registered public accounting firm.

Schedule II
Condensed Financial Information of Registrant
PRIMERICA, INC. (Parent Only)
Condensed Statements of Income

	Year ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Revenues:			
Dividends from subsidiaries*	$ 556,052	$ 520,168	$ 555,578
Net investment income	14,673	15,440	12,730
Realized investment gains (losses)	33	85	84
Other investment gains (losses)	252	19	235
Investment gains (losses), including credit losses	285	104	319
Other	-	50,000	-
Total revenues	571,010	585,712	568,627
Expenses:			
Interest expense, net	18,327	18,043	18,041
Other operating expenses	21,968	21,322	14,858
Total expenses	40,295	39,365	32,899
Income from continuing operations before income taxes and before equity in undistributed earnings of subsidiaries	530,715	546,347	535,728
Income taxes from continuing operations before equity in undistributed earnings of subsidiaries	(8,724)	(1,539)	(2,818)
Income from continuing operations before equity in undistributed earnings of subsidiaries	539,439	547,886	538,546
Equity in undistributed earnings of subsidiaries*	211,795	172,243	52,636
Income from continuing operations	751,234	720,129	591,182
Loss from discontinued operations, net of income taxes	-	(249,611)	(14,581)
Net income	$ 751,234	$ 470,518	$ 576,601

* Eliminated in consolidation.

See the accompanying notes to condensed financial statements.
See the report of independent registered public accounting firm.

Schedule II
Condensed Financial Information of Registrant
PRIMERICA, INC. (Parent Only)
Condensed Statements of Comprehensive Income (Loss)

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Net income	$ 751,234	$ 470,518	$ 576,601
Other comprehensive income (loss) before income taxes:			
Unrealized investment gains (losses):			
Equity in unrealized holding gains (losses) on investment securities held by subsidiaries	72,469	6,866	69,663
Change in unrealized holding gains (losses) on investment securities	1,362	465	1,600
Reclassification adjustment for realized investment (gains) losses included in net income	(33)	(85)	(84)
Equity in effect of change in discount rate assumptions on the liability for future policy benefit of subsidiaries	(90,239)	263,919	(169,502)
Foreign currency translation adjustments:			
Equity in unrealized foreign currency translation gains (losses) of subsidiaries	18,931	(32,532)	10,044
Total other comprehensive income (loss) before income taxes	2,490	238,633	(88,279)
Income tax expense (benefit) related to items of other comprehensive income (loss)	279	80	319
Other comprehensive income (loss), net of income taxes	2,211	238,553	(88,598)
Total comprehensive income (loss)	$ 753,445	$ 709,071	$ 488,003

See the accompanying notes to condensed financial statements.
See the report of independent registered public accounting firm.

Schedule II
Condensed Financial Information of Registrant
PRIMERICA, INC. (Parent Only)
Condensed Statements of Cash Flows

	Year ended December 31,		
	2025	2024	2023
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 751,234	$ 470,518	$ 576,601
Adjustments to reconcile net income to cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiaries* [1]	(218,394)	110,303	(108,798)
Deferred tax provision	33,035	(35,209)	5,496
Change in income taxes	(52,831)	38,081	5,840
Investment (gains) losses	(285)	(104)	(319)
Accretion and amortization of investments	(887)	(2,185)	(2,201)
Share-based compensation	4,626	2,636	1,195
Change in due to/from affiliates*	2,225	(634)	5,235
Gain on insurance proceeds received from acquisition representation and warranty policy	-	(50,000)	-
Change in other operating assets and liabilities, net	332	3,938	1,334
Net cash provided by (used in) operating activities	519,055	537,344	484,383
Cash flows from investing activities:			
Available-for-sale investments matured or called:			
Fixed-maturity securities — matured or called	200,185	176,483	93,092
Short-term investments — matured or called	-	-	60,008
Equity securities — sold	-	-	3,051
Available-for-sale investments acquired:			
Fixed-maturity securities [1]	(191,554)	(77,249)	(53,539)
Short-term investments	-	-	(19,496)
Equity securities acquired	-	-	(236)
Insurance proceeds received from acquisition representation and warranty policy	-	50,000	-
Disposal of cash in discontinued operations	-	(2,768)	-
Other investing activities	443	(5,811)	(16,226)
Net cash provided by (used in) investing activities	9,074	140,655	66,654
Cash flows from financing activities:			
Dividends paid	(136,052)	(112,814)	(93,715)
Common stock repurchased	(450,033)	(425,035)	(375,062)
Excise tax paid on common stock repurchased	(3,910)	(3,390)	-
Proceeds from affiliate loan*	70,000	-	-
Tax withholdings on share-based compensation	(9,380)	(9,646)	(10,579)
Net cash provided by (used in) financing activities	(529,375)	(550,885)	(479,356)
Change in cash and cash equivalents	(1,246)	127,114	71,681
Cash and cash equivalents, beginning of period	356,257	229,143	157,462
Cash and cash equivalents, end of period	$ 355,011	$ 356,257	$ 229,143
Supplement disclosures:			
Interest paid	$ 17,054	$ 17,054	$ 17,053

* Eliminated in consolidation.

[1] Does not include $32.2 million, $84.9 million, and $81.4 million of fixed-maturity securities transferred from subsidiaries in the form of noncash dividend for the years ended December 31, 2025, 2024 and 2023, respectively.

See the accompanying notes to condensed financial statements.
See the report of independent registered public accounting firm.


Schedule II
Condensed Financial Information of Registrant
PRIMERICA, INC. (Parent Only)
Notes to Condensed Financial Statements


(A) Description of Business

Primerica, Inc. ("we", "us" or the "Company") is a holding company with our primary asset being the capital stock of our wholly owned operating subsidiaries, and our primary liability being $600.0 million in principal amount of senior unsecured notes issued in a public offering in 2021 (the "Senior Notes"). Our subsidiaries assist clients in meeting their needs for term life insurance, which our insurance subsidiaries underwrite, and mutual funds, annuities, managed investments and other financial products, which our subsidiaries distribute primarily on behalf of third parties. Our primary subsidiaries include the following entities: Primerica Financial Services, LLC, a general agency and marketing company; Primerica Life Insurance Company ("Primerica Life"), our principal life insurance company; PFS Investments Inc., an investment products company and broker-dealer; and Primerica Financial Services (Canada) Ltd., a holding company for our Canadian operations, which includes Primerica Life Insurance Company of Canada and PFSL Investments Canada Ltd. Primerica Life, domiciled in Tennessee, owns National Benefit Life Insurance Company, a New York insurance company. In addition, we established Vidalia Re, Inc. ("Vidalia Re") as a special purpose financial captive insurance company domiciled in Vermont and a wholly owned subsidiary of Primerica Life.

On September 30, 2024, the Company's wholly owned subsidiary, Primerica Health, Inc. abandoned its ownership in e-TeleQuote Insurance, Inc. and subsidiaries (collectively, "e-TeleQuote"), a marketer of Medicare-related insurance products underwritten by third-party health insurance carriers to eligible Medicare beneficiaries (the "Senior Health business"), by irrevocably and permanently surrendering and relinquishing all rights in e-TeleQuote to an independent third party without receipt of consideration and with no continuing involvement in its management or operations.

The Company determined that the disposal represented a strategic shift that would have a major impact on the Company's operations and financial results. The disposal represented a strategic shift as the Senior Health business had been designated as a separate operating segment, and the Board of Directors ("Board") and management recognized that its previously expected impact on the Company's operations and financial results would not be realized. Accordingly, the results of operations for the Senior Health business have been reported in discontinued operations for all periods presented in our condensed consolidated statements of income. We had no assets or liabilities remaining from the Senior Health business on our condensed consolidated balance sheets by December 31, 2024.

(B) Basis of Presentation

These condensed financial statements reflect the results of operations, financial position and cash flows for the Company. We prepare our financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles are established primarily by the Financial Accounting Standards Board. The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect financial statement balances, revenues and expenses and cash flows, as well as the disclosure of contingent assets and liabilities. Management considers available facts and knowledge of existing circumstances when establishing the estimates included in our financial statements.

The most significant item that involves a greater degree of accounting estimates subject to change in the future is the determination of our investments in subsidiaries. Estimates for this and other items are subject to change and are reassessed by management in accordance with U.S. GAAP. Actual results could differ from those estimates.

The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Primerica, Inc. and subsidiaries included in Part II, Item 8 of this report.

(C) Note Payable

As of December 31, 2025, we had $600.0 million in principal amount of publicly-traded, senior unsecured notes (the "Senior Notes"). The Senior Notes were issued in November 2021 at a price of 99.55% of the principal amount with an annual interest rate of 2.80%, payable semi-annually in arrears on May 19 and November 19, and are scheduled to mature on November 19, 2031. As of December 31, 2025, we were in compliance with the covenants of the Senior Notes. No events of default occurred on the Senior Notes during the year ended December 31, 2025.

As unsecured senior obligations, the Senior Notes rank equally in right of payment with all existing and future unsubordinated indebtedness and senior to all existing and future subordinated indebtedness of the Company. The Senior Notes are structurally subordinated in right of payment to all existing and future liabilities of our subsidiaries. In addition, the Senior Notes contain covenants that restrict our ability to, among other things, create or incur any indebtedness that is secured by a lien on the capital stock of certain of our subsidiaries, and merge, consolidate or sell all or substantially all of our properties and assets.

(D) Loan from Affiliate

In November 2025, we entered into a $70.0 million revolving line of credit agreement ("Affiliate Credit Facility") with Primerica Life as lender. The Affiliate Credit Facility has a scheduled termination date of January 1, 2028. Amounts outstanding under the Affiliate Credit Facility are borrowed, at our discretion, at a rate equal to 4.0% annually on principal amounts for the period outstanding. Amounts may be drawn and paid down without penalty. During the year ended December 31, 2025, we drew $70.0 million and, as of December 31, 2025, we had $70.0 million in principal amount due. The balance of the loan from affiliate is fully offset by the corresponding loan receivable held by our Primerica Life subsidiary that is included in investments in subsidiaries in the accompanying condensed balance sheet at December 31, 2025.

(E) Revolving Credit Facility

On June 22, 2021, we amended and restated our unsecured $200.0 million revolving credit facility ("Revolving Credit Facility") with a syndicate of commercial banks. The Revolving Credit Facility has a scheduled termination date of June 22, 2026. Amounts outstanding under the Revolving Credit Facility are borrowed, at our discretion, on the basis of either a Secured Overnight Financing Rate ("SOFR") rate loan, or a base rate loan. SOFR rate loans bear interest at a periodic rate equal to one-, three-, or six-month Adjusted Term SOFR, plus an applicable margin. Base rate loans bear interest at the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 0.50% and (c) one-month Adjusted Term SOFR plus 1.00%, plus an applicable margin. The Revolving Credit Facility also permits the issuance of letters of credit. The applicable margins are based on our debt rating with such margins for SOFR rate loans and letters of credit ranging from 1.00% to 1.625% per annum and for base rate loans ranging from 0.00% to 0.625% per annum. Under the Revolving Credit Facility, we incur a commitment fee that is payable quarterly in arrears and is determined by our debt rating. This commitment fee ranges from 0.10% to 0.225% per annum of the aggregate amount of the $200.0 million commitment of the lenders under the Revolving Credit Facility that remains undrawn. During the year ended December 31, 2024, no amounts were drawn under the Revolving Credit Facility. As of December 31, 2025, we were in compliance with the covenants of the Revolving Credit Facility. Furthermore, no events of default occurred under the Revolving Credit Facility during the year ended December 31, 2025.

(F) Dividends

For the years ended December 31, 2025, 2024, and 2023, the Company received dividends from our non-life insurance subsidiaries of $239.1 million, $208.4 million, and $203.2 million, respectively. For the years ended December 31, 2025, 2024, and 2023, the Company received dividends from our life insurance subsidiaries of $317.0 million, $311.8 million, and $352.3 million, respectively.

(G) Commitments and Contingent Liabilities

Vidalia Re has entered into a coinsurance agreement with Primerica Life whereby Primerica Life has ceded certain level-premium term life insurance policies to Vidalia Re. In conjunction with the coinsurance agreement, we have a capital maintenance agreement with Vidalia Re. The capital maintenance agreement may require us at times to make capital contributions to Vidalia Re to ensure that its regulatory account, as defined in the coinsurance agreement with Primerica Life, will not be less than $20.0 million for the financial captive insurance company. The regulatory account will only be used to satisfy obligations under its coinsurance agreement after all other available assets have been used, including its held-to-maturity security ultimately guaranteed by Hannover Life Reassurance Company of America.

The Company is involved from time-to-time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters.

Schedule III
Supplementary Insurance Information
PRIMERICA, INC.

	Deferred policy acquisition costs		Future policy benefits		Unearned and advance premiums		Policy claims and other benefits payable		Separate account liabilities
					(In thousands)				
December 31, 2025									
Term Life Insurance	$	3,845,442	$	6,614,501	$	15,238	$	485,331	$	-
Investment and Savings Products		55,139		-		-		-		2,281,498
Corporate and Other Distributed Products		15,417		203,678		283		10,025		22
Total	$	3,915,998	$	6,818,179	$	15,521	$	495,356	$	2,281,520
December 31, 2024									
Term Life Insurance	$	3,608,599	$	6,300,693	$	15,277	$	478,857	$	-
Investment and Savings Products		55,303		-		-		-		2,209,266
Corporate and Other Distributed Products		16,528		202,371		329		9,493		21
Total	$	3,680,430	$	6,503,064	$	15,606	$	488,350	$	2,209,287

See the report of independent registered public accounting firm.

	Premium revenue		Net investment income		Benefits and claims		Amortization of deferred policy acquisition costs		Other operating expenses		Premiums written
							(In thousands)					
Year ended December 31, 2025												
Term Life Insurance	$	1,771,687	$	-	$	651,544	$	316,411	$	230,794	$	-
Investment and Savings Products		-		-		-		5,381		887,328		-
Corporate and Other Distributed Products		12,216		167,152		14,383		1,111		210,197		459
Total	$	1,783,903	$	167,152	$	665,927	$	322,903	$	1,328,319	$	459
Year ended December 31, 2024												
Term Life Insurance	$	1,715,934	$	-	$	635,354	$	291,488	$	237,356	$	-
Investment and Savings Products		-		-		-		5,443		749,054		-
Corporate and Other Distributed Products		13,237		155,501		12,809		1,205		217,187		526
Total	$	1,729,171	$	155,501	$	648,163	$	298,136	$	1,203,597	$	526
Year ended December 31, 2023												
Term Life Insurance	$	1,644,756	$	-	$	622,084	$	268,803	$	249,991	$	-
Investment and Savings Products		-		-		-		5,479		616,960		-
Corporate and Other Distributed Products		15,558		135,837		20,895		1,534		191,023		557
Total	$	1,660,314	$	135,837	$	642,979	$	275,816	$	1,057,974	$	557

See the report of independent registered public accounting firm.

Schedule IV
Reinsurance
PRIMERICA, INC.

	Year ended December 31, 2025				
	Gross amount	**Ceded to other companies**	**Assumed from other companies**	**Net amount**	**Percentage of amount assumed to net**
			(Dollars in thousands)		
Life insurance in force	$ 969,529,768	$ 827,832,374	$ -	$ 141,697,394	—%
Premiums:					
Life insurance	$ 3,462,282	$ 1,678,874	$ -	$ 1,783,408	—%
Accident and health insurance	498	3	-	495	—%
Total premiums	$ 3,462,780	$ 1,678,877	$ -	$ 1,783,903	—%

	Year ended December 31, 2024				
	Gross amount	**Ceded to other companies**	**Assumed from other companies**	**Net amount**	**Percentage of amount assumed to net**
			(Dollars in thousands)		
Life insurance in force	$ 955,610,523	$ 817,825,296	$ -	$ 137,785,227	—%
Premiums:					
Life insurance	$ 3,393,055	$ 1,664,433	$ -	$ 1,728,622	—%
Accident and health insurance	549	-	-	549	—%
Total premiums	$ 3,393,604	$ 1,664,433	$ -	$ 1,729,171	—%

	Year ended December 31, 2023				
	Gross amount	**Ceded to other companies**	**Assumed from other companies**	**Net amount**	**Percentage of amount assumed to net**
			(Dollars in thousands)		
Life insurance in force	$ 946,756,416	$ 810,145,801	$ -	$ 136,610,615	—%
Premiums:					
Life insurance	$ 3,311,541	$ 1,651,811	$ -	$ 1,659,730	—%
Accident and health insurance	584	-	-	584	—%
Total premiums	$ 3,312,125	$ 1,651,811	$ -	$ 1,660,314	—%

See the report of independent registered public accounting firm.

ITEM 16. FORM 10-K SUMMARY.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primerica, Inc.

By: /s/ **Tracy X. Tan**   February 27, 2026
       Tracy X. Tan
       Executive Vice President and
       Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ **D. Richard Williams** D. Richard Williams	Chairman of the Board	February 27, 2026
/s/ **Glenn J. Williams** Glenn J. Williams	Chief Executive Officer (Principal Executive Officer) and Director	February 27, 2026
/s/ **Tracy X. Tan** Tracy X. Tan	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2026
/s/ **Nicholas A. Jendusa** Nicholas A. Jendusa	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 27, 2026
/s/ **John A. Addison, Jr.** John A. Addison, Jr.	Director	February 27, 2026
/s/ **Joel M. Babbit** Joel M. Babbit	Director	February 27, 2026
/s/ **Amber L. Cottle** Amber L. Cottle	Director	February 27, 2026
/s/ **Gary L. Crittenden** Gary L. Crittenden	Director	February 27, 2026
/s/ **Cynthia N. Day** Cynthia N. Day	Director	February 27, 2026
/s/ **Sanjeev Dheer** Sanjeev Dheer	Director	February 27, 2026
/s/ **Beatriz R. Perez** Beatriz R. Perez	Director	February 27, 2026
/s/ **Darryl L. Wilson** Darryl L. Wilson	Director	February 27, 2026
/s/ **Barbara A. Yastine** Barbara A. Yastine	Director	February 27, 2026

Stockholder Information

Annual Meeting
The annual meeting of stockholders of Primerica, Inc. will be held on May 21, 2026 at 8:30 a.m. in our Corporate Off ce.

Corporate Ofi ce
Primerica, Inc.
1 Primerica Parkway
Duluth, GA 30099
(770) 381-1000
www.primerica.com

Investor Contact
Nicole Russell
(470) 564-6663
nicole.russell@primerica.com

Media Contact
Susan Chana
(404) 229-8302
susan.chana@primerica.com

Form 10-K
Copies of the Company's Annual Report on Form 10-K for the ffscal year ended December 31, 2025, including ffnancial statements, are available on the Company's Investor Relations website at http://investors.primerica.com or by written request to Investor Relations.

Common Stock
Trading Symbol: PRI
New York Stock Exchange

Transfer Agent and Registrar
Computershare Inc.
c/o Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021

Written Requests by First Class, Registered, Certified Mail:
Computershare Inc.
c/o Shareholder Services
P.O. Box 43006
Providence, RI 02940-3006

Written Requests by Overnight Delivery, Courier Mail:
Computershare Inc.
c/o Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021

Toll Free Number:
1-866-517-2488
(US, Canada, Puerto Rico)

Phone Number:
1-781-575-4305
(non-US)

Stockholder Website:
www.computershare.com/investor

Board of Directors

John A. Addison, Jr.
CEO, Addison Leadership Group

Joel M. Babbit
Co-Founder and CEO,
Narrative Content Group, LLC

Amber L. Cottle
Vice President of Government Affairs, Genentech, Inc.

Gary L. Crittenden
Private Investor

Cynthia N. Day
President and CEO,
Citizens Bancshares Corporation and Citizens Trust Bank

Sanjeev Dheer
Founder and CEO, CENTRL Inc.

Beatriz R. Perez
EVP and Chief Communications, Sustainability and Strategic Partnerships Off cer,
The Coca-Cola Company

D. Richard Williams
Chairman of the Board

Glenn J. Williams
CEO, Primerica, Inc.

Darryl L. Wilson
Founder, Chairman and President,
The Wilson Collective

Barbara A. Yastine
Former Chairman, President and CEO, Ally Bank

